

03029740

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Banco Venezolano de Crédito, S.A.

*CURRENT ADDRESS No. 7 Monjas a San Francisco
Sur 2
Caracas, Venezuela

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4422 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A	(PROXY)	☐		

OICF/BY: [illegible]

DAT : 8/29/03

44...

Morgan, Lewis
& Bockius LLP
COUNSELORS AT LAW

July 31, 1996

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Banco Venezolano de Crédito, S.A.C.A.- Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

On behalf of Banco Venezolano de Crédito, S.A.C.A. (the "Corporation" or the "Bank"), a corporation organized under the laws of the Republic of Venezuela, we hereby furnish this letter, with exhibits hereto, to the United States Securities and Exchange Commission (the "SEC") in order to establish the exemption from the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder. This exemption is being sought in connection with the registration on Form F-6 under the United States Securities Act of 1933, as amended (the "Securities Act") of American Depositary Receipts ("ADRs") representing the Corporation's common shares, nominal value 500 Bolivares per share (the "Shares").

Set forth below is a list of the information that the Corporation:

(I) makes or is required to make public pursuant to the laws of the Republic of Venezuela;

(ii) distributes or is required to distribute to the holders of its securities; and

(iii) files or is required to file with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) (the "CNV"), the Venezuelan Superintendency of Banks and Other Financial Institutions (*Superintendencia de Banca y Otras Instituciones Financieras*) (the "Superintendency of Banks") and the Caracas Stock Exchange (*Bolsa de Valores de Caracas*)

NYDZA/46662 J

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(the "Caracas Stock Exchange") on which its securities are traded.

Also set forth below in connection with each item is the following:

- the date on which the particular item was or is required to be made public, distributed to security holders or filed with the CNV, the Superintendency of Banks, the Caracas Stock Exchange or the Venezuelan Mercantile Register (*Registro Mercantil*) (the "Mercantile Register"); and

- the entity requiring that such item be made public, distributed or filed with the CNV, the Superintendency of Banks, the Caracas Stock Exchange or the Mercantile Register.

General List of Information Made Public, Distributed or Filed by the Corporation:

1. Articles of Incorporation and By-Laws.
Date: June 4, 1925 (most recent amendment: February 27, 1992)
Required by: (i) The CNV pursuant to the Venezuelan Capital Markets Law (the "Capital Markets Law"); (ii) the Superintendency of Banks pursuant to the General Banking and Financial Institutions Law (the "Banking Law"); (iii) the Caracas Stock Exchange pursuant to its Internal Rules; and (iv) the Mercantile Register pursuant to the Venezuelan Code of Commerce.

2. 1994 and 1995 Audited Financial Statements.
Date: As of June 30 and December 31, 1994 and as of June 30 and December 31, 1995, respectively.
Required by: (i) The Superintendency of Banks pursuant to the Banking Law; (ii) the CNV pursuant to the Capital Markets Law; and (iii) the Caracas Stock Exchange pursuant to its Internal Rules.

3. 1994 and 1995 Reports to Shareholders.
Date: July 14, 1995 and January 22, 1996
Required by: (i) The Superintendency of Banks pursuant to the Banking Law; (ii) the CNV pursuant to the Capital Markets Law; and (iii) the Caracas Stock Exchange pursuant to its Internal Rules.

4. Minutes of Meetings of Shareholders.
Required by: (i) The Superintendency of Banks pursuant to the Banking Law, eight

days after the meeting; (ii) the CNV pursuant to the Capital Markets law, seven days after the meeting; (iii) the Caracas Stock Exchange pursuant to its Internal Rules, seven days after the meeting; and (iv) the Mercantile Register pursuant to the Venezuelan Code of Commerce (*Código de Comercio de Venezuela*) (no statutory period for filing).

5. Resolutions of the Corporation's Board of Directors approving dividends or capital increases, as the case may be.
   Required by: (i) The Superintendency of Banks pursuant to the Banking Law; eight days after the meeting approving such dividends or capital increase; (ii) the CNV pursuant to the Capital Markets Law, two days after the meeting approving such dividend or capital increase; and (iii) the Caracas Stock Exchange pursuant to its Internal Rules, once the Superintendency of Banks and the CNV have approved such dividend or capital increase.

6. Press releases giving notice of meetings of shareholders.
   Required by: Must be published thirty days before the meeting and filed with (i) the Superintendency of Banks pursuant to the Banking Law, fifteen days before the meeting; (ii) the CNV pursuant to the Capital Markets Law, fifteen days before the meeting.

7. Press Releases giving notice of dividends or capital increases, as the case may be.
   Required by: (i) the CNV pursuant to the Capital Markets Law, as soon as the Superintendency of Banks approves such dividend or capital increase.

8. Letters to the Caracas Stock Exchange giving notice of dividends or capital increases.
   Required by: The Caracas Stock Exchange's Internal Rules, as soon as such dividend has been approved by the CNV and the Superintendency of Banks.

9. Letters to the Caracas Stock Exchange giving notice of extraordinary dividends.
   Required by: The Caracas Stock Exchange's Internal Rules, as soon as the Bank's Board of Directors approves such dividend.

10. Letters to the Superintendency of Banks giving notice of capital increases or declarations of dividends, as the case may be.
    Required by: The Banking Law, eight days after such dividend or capital increase has been declared by the Corporation.

11. Letters to the CNV giving notice of capital increases or declarations of dividends, as

Morgan, Lewis & Bockius LLP

the case may be.
Required by: The Capital Markets Law, two days after such capital increase or dividend has been declared by the Corporation.

Enclosed herein are full English-language translations or summaries of the documents and communications listed above that the Corporation has made public, distributed or filed for the Corporation's most recently ended fiscal year (ending December 31, 1995).

General List of Information Required to be Made Public on an Ongoing Basis:

A. Information Required by the Superintendency of Banks pursuant to the Banking Law.

The following information must be filed with the Superintendent of Banks fifteen days before any Semiannual General Meeting of Shareholders:

1. Press release announcing the meeting;

2. Report of the Board of Directors, duly authorized by the President;

3. Report of the Statutory Auditors, duly authorized;

4. The most recent report prepared by external auditors, including the Management's Letter and the Special Report;

5. A detailed description of losses and penalties imposed during the relevant semester;

6. Financial statements at the close of the relevant semester;

7. Copies of any agreements in connection with any acquisition of assets which originated extraordinary income, proof of payment of any applicable taxes, valuations and any other evidence of the acquisition, sale and/or lease of assets;

8. Any other documentation which requires approval by the shareholders, including amendments to the corporate charter, payment of dividends and capital increases, among others.

B. Information Required by the CNV Pursuant to Resolution No. 021-95 of the Venezuelan Ministry of the Treasury, dated January 4, 1995.

The following information shall be filed with the CNV seven days after the relevant general semiannual or special shareholders meeting:

1. Financial statements approved by the shareholders;
2. Information on dividend declarations and dividend payments;
3. Certified copy of the minutes of the respective meeting of shareholders;
4. Report to the shareholders for the relevant fiscal period.

The following information shall be filed with the CNV within two business days after the business day following the relevant event:

1. Information on any facts, events or legal actions which could have a significant impact on the price or the circulation of the securities in the market;
2. Information on dividends declared;
3. Any type of transaction between the corporation and the members of its Board of Directors or principal shareholders as well as with corporations in which such shareholders hold an interest.

The following information shall be filed with the CNV at least fifteen days before the relevant meeting of shareholders:

1. Information on capital increases or capital reductions.

C. Information Required by the Caracas Stock Exchange Pursuant to the Internal Rules of the Caracas Stock Exchange as published in the Official Gazette of the Republic of Venezuela (*Gaceta Oficial de la República de Venezuela*) on September 7, 1994.

The following information shall be filed with the Caracas Stock Exchange thirty days after the relevant meeting of shareholders:

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1. Report to shareholders for the relevant fiscal period;

2. Audited financial statements;

3. Copy of the minutes of the respective meeting of shareholders.

Declarations of cash or stock dividends or subscription rights shall be notified to the Caracas Stock Exchange two business days after such declaration. In addition, the Corporation notifies the Caracas Stock Exchange of all capital increases.

The Corporation agrees that it will furnish to the SEC on an ongoing basis the information listed above in this same manner. If the information that the Corporation makes or is required to make public, distributes or files shall change from that listed, it will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, the Corporation is furnishing the following additional information:

The most recent public distribution of securities by the issuer or an affiliate of the issuer was approved by the Management Committee of the Corporation on February 22, 1996 entitling each shareholder to a dividend of one new share of Corporation common stock for each three shares of Corporation common stock owned.

As of December 31, 1995, the Corporation had eight holders of the Corporation's common stock resident in the United States who own 78,143 Shares, which represent 0.0022% of the Corporation's capital. The Corporation does not know, nor can it ascertain without unreasonable effort or expense, the circumstances in which Shares were acquired by holders who are resident in the United States.

This information is being furnished under Paragraph (b)(1)(I) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Corporation is subject to the Exchange Act.

The ADRs with respect to which this exemption is being sought will be offered by The Bank

Morgan, Lewis
& Bockius LLP

of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286, Attention: ADR Department. The telephone number of their ADR Unit is (212) 815-2084.

If you have any questions or comments, please call the undersigned at (212) 309-6167. Please send the file number to the undersigned at Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178-0060.

Please have the enclosed copy of this letter date-stamped and returned to our waiting messenger.

Very truly yours,



G. Enrique Rivera

Enclosures

BANCO VENEZOLANO DE CREDITO, S.A.C.A.

Exhibit Index

Exhibit | Tab

101 Park Avenue
New York, New York 10178-0060
Tel. 212-309-6000
Fax: 212-309-6273

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

RUSH

FAX MESSAGE

Send to:

(1) Name: ANNE MARIE TIERNEY FAX Number: 202-942-9624

Firm: INTERNATIONAL CORP. FIN. SEC Telephone Number: 202-942-2990

(2) Name: FAX Number:

Firm: Telephone Number:

From:

Name: ENRIQUE RIVERA Floor: 42 Operator/Sending: Janice M. Mendoza

Telephone Number: 212 309-6167 Time Sent Date Sent 8/14/96

Number of Pages (INCLUDING COVER PAGE): 2

Note:

Comments: SEE ATTACHED MEMORANDUM. MANY THANKS.

RUSH

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

MEMORANDUM

BY FAX

TO: Securities and Exchange Commission
Anne Marie Tierney

FROM: Enrique Rivera

DATE: August 14, 1996

SUBJECT: Banco Venezolano de Credito, S.A.C.A.

As requested, set forth below is the address of Banco Venezolano de Credito, S.A.C.A.

Esquina Monjas a San Francisco
Sur 2
Edificio No. 7
Caracas 1010
Venezuela

Contact person: Marcelino Abascal, Assistant to the President
Tel. 011-58-2-806-6038/39
Fax 011-58-2-806-6555

Please do not hesitate to contact me if you have any other questions.

NY03a/30477.1

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

Financial Statements
as of December 31 and June 30, 2000
together with Report of
Independent Public Accountants

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31 AND JUNE 30, 2000



ARTHURANDERSEN

Piernavieja, Porta Cachafeiro y Asociados
Firma Miembro de Arthur Andersen

Avenida La Estancia Centro Banaven
Núcleo C Piso 6
Chuao
Caracas, Venezuela

Tel 58 2 9027000
Fax 58 2 9937901

www.arthurandersen.com

(Translation of a report and financial statements originally issued in Spanish)

OPINION OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Banco Venezolano de Crédito, S.A.C.A.:

We have audited the accompanying balance sheets of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch as of December 31 and June 30, 2000, and the related statements of income and allocation of net income, stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the accompanying financial statements, the Bank presents its financial statements in conformity with accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions, which differ, in some aspects, from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch as of December 31 and June 30, 2000, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions.

Our audits were made for the purpose of forming an opinion on the basic financial statements, stated in historical amounts, of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch taken as a whole. The supplemental pro forma information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the Venezuelan Superintendence of Banks and Other Financial Institutions for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the inflation effects on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

PIERNAVIEJA, PORTA, CACHAFEIRO Y ASOCIADOS
A MEMBER FIRM OF ARTHUR ANDERSEN



Francisco Cachafeiro
Public Accountant
CPC N° 9298
Registered with CNV (National Securities Commission) under N° C-642
and the Superintendence of
Banks and Other Financial
Institutions under N° CP 600

January 11, 2001

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

BALANCE SHEETS - DECEMBER 31 AND JUNE 30, 2000
(Stated in thousands of historical bolivars)

ASSETS	December 31, 2000	June 30, 2000
CASH AND DUE FROM BANKS		
Cash	14 185 380	8 345 832
Banco Central de Venezuela (Note 3)	41 797 110	41 393 626
Due from domestic banks and other financial institutions	5 376 986	3 147 609
Due from foreign banks and correspondents	25 154 959	39 421 939
Due from main office and branches	-	-
Clearing house funds	23 754 461	16 996 742
(Allowance for cash and due from banks)	(1 210)	(1 210)
	110 267 686	109 304 538
INVESTMENT SECURITIES (Note 4)		
Securities issued or guaranteed by the national government		
Trading securities	628 916	42 637
Available-for-sale securities	15 040 144	5 776 879
Held-to-maturity securities	62 525 334	64 754 894
Other securities	29 700 000	8 000 000
Restricted cash investments	6 990 000	45 055 012
(Allowance for investment securities)	-	-
	114 884 394	123 629 422
LOAN PORTFOLIO (Note 5)		
Current loans	181 399 350	149 153 832
Restructured loans	2 209 840	2 537 907
Past-due loans	1 776 826	1 055 949
Loans in litigation	1 320 122	1 025 157
(Allowance for loan portfolio)	(6 978 735)	(7 928 676)
	179 727 403	145 844 169
INTEREST AND COMMISSIONS RECEIVABLE		
Accrued interest receivable from cash and due from banks	22 625	20 581
Accrued interest receivable from investment securities	1 362 650	786 637
Accrued interest receivable from loan portfolio	1 450 714	1 240 271
Commissions receivable	269 273	548 298
Accrued interest receivable from other accounts receivable	183 761	1 448 341
(Allowance for accrued interest receivable from loan portfolio and other)	(27 200)	(156 000)
	3 261 823	3 888 128
INVESTMENTS IN FOREIGN SUBSIDIARIES, AFFILIATES, BRANCHES AND AGENCIES (Note 6)		
Investments in other institutions	639 834	1 089 535
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(28 301)	(28 301)
	611 533	1 061 234
FORECLOSED ASSETS (Note 8)	2 581 958	3 288 287
PROPERTY AND EQUIPMENT (Note 9)	12 764 193	12 172 604
OTHER ASSETS (Note 10)	3 627 641	3 174 184
	427 726 631	402 362 566
MEMORANDUM ACCOUNTS (Note 16)		
Contingent debit accounts	133 828 191	85 430 134
Trust assets	955 938 633	860 121 166
Other trust	36 008 248	21 337
Other memorandum debit accounts	515 485 339	627 508 418
	1 641 260 411	1 573 081 055

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2000	June 30, 2000
CUSTOMERS' DEPOSITS (Note 11)		
Deposits in current accounts	153 719 853	131 166 332
Other demand obligations	35 762 998	30 878 983
Money transaction table obligations	-	
Savings deposits	93 216 203	83 399 244
Time deposits	2 311 779	1 670 453
Securities issued by the Bank	-	
Restricted customers' deposits	19 892 031	5 869 684
	304 902 864	252 984 696
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND BORROWINGS FROM BANCO NACIONAL DE AHORRO Y PRÉSTAMO (BANAP)	-	-
OTHER BORROWINGS (Note 12)		
Obligations with domestic financial institutions up to one year	20 689 639	53 925 345
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	107 531	158 978
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	-	-
	20 797 170	54 084 323
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	1 164 309	684 724
INTEREST AND COMMISSIONS PAYABLE		
Accrued expenses for customers' deposits	33 994	85 815
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	5 800	398 747
Accrued expenses for other financial intermediation obligations	35 269	197 359
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	75 063	681 921
OTHER LIABILITIES (Note 13)	19 829 651	17 036 489
Total liabilities	346 769 057	325 472 153
STOCKHOLDERS' EQUITY		
Paid-in capital	25 272 000	21 060 000
Uncapitalized equity contributions	145 613	145 613
Capital reserves	23 373 074	22 716 852
Retained earnings	32 275 028	33 015 708
Unrealized loss in available-for-sale securities	(108 141)	(47 760)
Total stockholders' equity	80 957 574	76 890 413
	427 726 631	402 362 566
MEMORANDUM ACCOUNTS	1 641 260 411	1 573 081 055

The accompanying notes (1 to 26) are an integral part of these financial statements

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2000
(Stated in thousands of historical bolivars, except for amounts per share)

	December 31, 2000	June 30, 2000
FINANCIAL INCOME		
Cash and due from banks	1,858,193	1,566,121
Investment securities	4,514,916	3,224,907
Loan portfolio	16,718,303	18,415,477
Other accounts receivable	1,044,368	1,496,762
Investments in foreign subsidiaries, affiliates, branches and agencies	-	-
Main office, branches and agencies	-	-
Other	54,566	292,278
	24,190,346	24,995,545
FINANCIAL EXPENSES		
Customers' deposits	2,777,840	3,441,362
Obligations with Banco Central de Venezuela (B.C.V.)	-	-
Deposits and obligations with	-	-
Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	1,373,273	1,584,438
Other financial intermediation obligations	15,222	-
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	14,475	18,284
	4,180,810	5,044,084
Gross financial margin	20,009,536	19,951,461
INCOME FROM RECOVERY OF FINANCIAL ASSETS	118,514	402,395
PROVISION FOR UNCOLLECTIBLE AND DEVALUATED FINANCIAL ASSETS		
Provision for uncollectible loans and other accounts receivable	92,400	280
Provision for devaluation of financial investments	-	-
Provision for reconciling items	-	-
	92,400	280
Net financial margin	20,035,650	20,353,576
LESS: OPERATING EXPENSES		
Personnel	9,982,230	9,276,143
Operating	7,919,191	8,964,205
Payments to Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE)	443,675	412,661
Payments to the Venezuelan Superintendence of Banks and Other Financial Institutions	42,415	42,415
	18,387,511	18,695,424
Financial intermediation margin	1,648,139	1,658,152
OTHER OPERATING INCOME (Note 15)	14,115,172	16,225,949
OTHER OPERATING EXPENSES	2,360,017	1,856,276
Gross margin	13,403,294	16,027,825
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	98,850	29,449
Gross income before income taxes	13,304,444	15,998,376
INCOME TAXES	180,000	120,000
Net income	13,124,444	15,878,376
ALLOCATION OF NET INCOME		
Legal reserve (Note 14)	656,222	793,919
Statutory profit sharing:		
Board of Directors	1,246,822	1,508,446
Officers and employees	-	-
	1,246,822	1,508,446
Retained earnings:		
Undistributed and restricted surplus	5,610,700	6,788,006
Surplus to be applied	5,610,700	6,788,005
	11,221,400	13,576,011
	13,124,444	15,878,376
NET EARNINGS PER SHARE (in bolivars)	272	389
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	48,334	40,762

The accompanying notes (1 to 26) are an integral part of these financial statements

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2000
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Undistributed and restricted surplus	Retained earnings: Surplus to be applied	Retained earnings: Total	Unrealized net loss in available-for-sale securities	Total stockholders' equity
BALANCES, as of December 31, 1999	18,427,500	145,613	21,922,933	14,308,758	14,292,039	28,600,797	(25,411)	69,071,432
Net result for the six-month period	-	-	-	-	15,878,376	15,878,376	-	15,878,376
Transfer to legal reserve	-	-	793,919	-	(793,919)	(793,919)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	(1,508,446)	(1,508,446)	-	(1,508,446)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(6,528,600)	(6,528,600)	-	(6,528,600)
Shares	2,632,500	-	-	(2,632,500)	-	(2,632,500)	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	(22,349)	(22,349)
Transfer of 50% of the income for the six-month period to the restricted surplus account	-	-	-	6,788,006	(6,788,006)	-	-	-
BALANCES, as of June 30, 2000	21,060,000	145,613	22,716,852	18,464,264	14,551,444	33,015,708	(47,760)	76,890,413
Net result for the six-month period	-	-	-	-	13,124,444	13,124,444	-	13,124,444
Transfer to legal reserve	-	-	656,222	-	(656,222)	(656,222)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	(1,246,822)	(1,246,822)	-	(1,246,822)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(7,750,080)	(7,750,080)	-	(7,750,080)
Shares	4,212,000	-	-	(4,212,000)	-	(4,212,000)	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	(60,381)	(60,381)
Transfer of 50% of the income for the six-month period to the restricted surplus account	-	-	-	5,610,700	(5,610,700)	-	-	-
BALANCES, as of December 31, 2000	25,272,000	145,613	23,373,074	19,862,964	12,412,064	32,275,028	(108,141)	80,957,574

The accompanying notes (1 to 26) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2000

(Stated in thousands of historical bolivars)

	December 31, 2000	June 30, 2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income for the six-month period		
Adjustments to reconcile net income to cash	13,124,444	15,878,376
provided by operating activities-		
Provision for uncollectible and devaluated financial assets	92,400	-
Other provisions	-	(22,349)
Depreciation and amortization	1,864,329	1,881,829
Net change in trading securities	(586,279)	10,526
Net change in other assets	(453,457)	3,242,602
Net change in interest and commissions receivable	626,305	(1,117,552)
Net change in accruals and other liabilities	2,793,162	(825,766)
Net change in interest and commissions payable	(606,858)	246,471
Statutory earnings	(1,246,822)	(1,508,446)
Net cash provided by operating activities	15,607,224	17,785,691
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Net change in customers' deposits	51,918,168	46,823,704
Net change in other borrowings	(33,287,153)	27,552,230
Net change in other financial intermediation obligations	479,585	1,747
Dividends paid	(7,750,080)	(6,528,600)
Net cash provided by financing activities	11,360,520	67,849,081
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(491,828,532)	(382,350,508)
Loans collected for the period	457,852,898	418,896,348
Net change in available-for-sale securities	(9,323,646)	2,736,828
Net change in held-to-maturity securities	2,229,560	(43,161,540)
Net change in other investment securities	(21,700,000)	(8,000,000)
Net change in restricted cash investment	38,065,012	(37,762,200)
Net change in investment in foreign subsidiaries, affiliates, branches and agencies	449,701	207,436
Additions to property and equipment and foreclosed assets, net	(1,749,589)	(1,606,932)
Net cash used in investing activities	(26,004,596)	(51,040,568)
Net increase in cash and due from banks	963,148	34,594,204
CASH AND DUE FROM BANKS, at the beginning of the six-month period	109,304,538	74,710,334
CASH AND DUE FROM BANKS, at the end of the six-month period	110,267,686	109,304,538

The accompanying notes (1 to 26) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2000
(Stated in thousands of bolivars, except for amounts per share)

1. INCORPORATION AND PURPOSE:

Banco Venezolano de Crédito, S.A.C.A. is an association with authorized capital incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by laws. Banco Venezolano de Crédito, S.A.C.A. is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

Banco Venezolano de Crédito, S.A.C.A. is a Commercial Bank, subject to the General Law of Banks and Other Financial Institutions, Regulation Law of Financial Emergency and Trust Law, and subject to the applicable regulations of the Venezuelan Superintendence of Banks and Other Financial Institutions and Banco Central de Venezuela. Additionally, the Bank is registered with the National Securities Commission and is listed on the Caracas Stock Exchange. Accordingly, it is also subject to the Capital Market Law and the standards of the National Securities Commission.

The Bank and its Branch are members of Grupo Banco Venezolano de Crédito and carry out transactions with other members of the Group.

2. ACCOUNTING PRINCIPLES AND PRACTICES:

Basis of presentation

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the Venezuelan Superintendence of Banks and Other Financial Institutions. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant differences are the non-recognition of the inflation effects on the basic financial statements as basic information but as supplemental information (See Exhibits I to V)

A summary of the most important practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of combination or integration

The financial statements include the accounts of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, which accounting records are stated in United States of America dollars, the financial statements of such branch have been translated into bolivars applying the year-end exchange rate.

The exchange rates applied by the Bank as of December 31 and June 30, 2000 for the conversion of the financial statements of the foreign branch were Bs. 699.00 and Bs. 681.50 per US dollar, respectively.

Cash and equivalents

For the purposes of the statements of cash flows, the Bank considers as cash and equivalents highly liquid placements represented by cash in local and foreign currency, gold in coins and bars, deposits in Banco Central de Venezuela, demand deposits in banks and other financial institutions and clearing house funds.

Investment securities

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity securities are accounted for at amortized cost of premiums or discounts. Available-for-sale securities are not classified as trading or held-to-maturity, are accounted for at fair market values and the unrealized gains/losses are included in stockholders' equity.

Other investment securities are represented by time deposits and obligations issued by local financial institutions and recorded at their cost value, which is equivalent to their realization value.

Restricted cash investment securities are represented by time deposits in foreign financial institutions to cover foreign exchange forward contracts, and recorded at their acquisition cost.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income as they arise.

Allowance for loan portfolio and contingent portfolio

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses in loans determined on the basis of the standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions. Management determines the adequacy of such estimation through specific credit reviews, loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the previous paragraph, the provision for loan portfolio includes a general provision equivalent to 1.9% of the total loan portfolio. The general provision for contingent loans is recorded on the basis of 1% of such portfolio's balance, and is shown in the "Other liabilities" caption.

Derivatives

In the normal course of business, the Bank enters into forward foreign currency contracts for negotiation purposes and to manage the exposure risk in foreign currency (hedging).

The forward foreign currency contracts for negotiation purposes and those that do not meet the necessary conditions to be classified as hedging are recorded at their realization value, which is determined by multiplying the notional amount by the current value of the forward exchange rate for the contract discounted at the market interest rated at the end of the period. Gains and losses resulting from the valuation of these investments are recognized in the income for the period as they arise. These gains or losses are recorded in the "Other operating income" and "Other operating expenses" captions, as applicable.

Forward foreign currency contracts qualified as hedging contracts are recorded in the memorandum accounts at their notional value. Gains or losses resulting from forward foreign currency contracts for hedging purposes are deferred and amortized during the contract's effectiveness.

Investments in unconsolidated affiliates and subsidiaries

Investments in other financial institutions of the same Group less than 20% owned by the Bank but where the Bank maintains common members in the Board of Directors, are recorded in the "Investment in foreign subsidiaries, affiliates, branches and agencies" caption, since its influence on the affiliate's decisions is considered as significant. Such investments are recorded through the cost method, and dividends received in cash are recorded in the "Other operating income" caption as declared.

Foreclosed assets

Foreclosed assets are mainly composed of real estate and personal property received in payment, which are recorded at the lower of book value owed by the borrower or market value or legal foreclosure value or appraisal value. Improvements or additions that may increase the useful life of assets or their realization value, are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, foreclosed assets, personal and real property must be disposed of books within a maximum term of one and three years, respectively, period in which they are amortized.

Property and equipment

Property and equipment in this category are owned by the Bank for its use and are recorded at acquisition cost, and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life, are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

Deferred expenses

Deferred expenses mainly include disbursements for software expenses and leasehold improvements, which are not recognized as expenses as paid but are allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred. Deferred expenses are recorded at cost and are amortized over a maximum term of four years.

Provision to cover other uncollectibility and devaluation risks

Management determines the adequacy of the provision to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets increases for charges to income and reduces for losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the Venezuelan Superintendence of Banks and Other Financial Institutions.

Accrual for labor indemnities

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Organic Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust in the name of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

Income taxes

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. Income taxes have been determined on the basis of the individual income of the Bank rather than on a combined basis with the Branch. The income tax liability calculated on this basis is shown in the "Other liabilities" caption.

Given that there are no significant temporary differences that have a defined reversal date or are expected to be substituted by other similar items and amounts, the Company has not recorded any deferred or advanced effect of income taxes.

Trust assets

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it as non applicable, and investment securities which are recorded at the acquisition cost, adjusted for the premium or discount amortization, as applicable, pursuant to the standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions.

Financial income and expense

Financial income and expense are recorded in the period earned, depending on the nature of the operations generating the income or expense.

Past due interest and interest due on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income as collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on the portfolio classified as actual risk, high risk and irrecoverable, which are fully provisioned.

Commissions on credits granted are recorded as collected.

As provided by Banco Central de Venezuela, the Bank agrees asset and liability interest rates with clients, taking into consideration the financial market conditions.

Other income

Income from commissions, income provided by the sale of Bank's assets and miscellaneous income from services or recovery of disposed or depreciated assets, are recorded as collected or extinguished in the "Other operating income" caption.

Transactions and balances in foreign currency

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. At year-end, foreign currency balances are adjusted at the exchange rate in effect in the free exchange market using the purchase quotations published by Banco Central de Venezuela to that date. The resulting exchange gain or loss must be recorded in income in the period earned or incurred.

As of December 31 and June 30, 2000, the exchange rates used by the Bank were Bs. 699.00 and Bs. 681.50, respectively, per US dollar, which were published by Banco Central de Venezuela, based on the market supply and demand.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2000, are detailed in Note 23.

Net earnings per share

Net earnings per share presented in the accompanying statements of income and allocation of net income, have been determined by dividing the net results for the six-month period by the average number of outstanding shares existing during the six-month periods ended December 31 and June 30, 2000.

Retirement pension plan

The costs of the non-contributive pension plan calculated on the basis of actuarial studies. For the last actuarial calculation made by the Bank, dated June 30, 2000, the annual effective discount and increase rates used for the calculation of the obligation for the projected long-term benefit were 13% and 9%, respectively.

3. RESERVE BALANCES AND OTHER DEPOSITS MAINTAINED IN BANCO CENTRAL DE VENEZUELA:

Under the General Law of Banks and Other Financial Institutions, credit institutions are required to maintain certain levels of cash liquidity pledged in favor of Banco Central de Venezuela (B.C.V.), as provided by such institute through special resolutions. As of December 31 and June, 2000, these reserve balances were fixed by Banco Central de Venezuela at 17% of the weekly average of deposits, customers' deposits, obligations or liability operations carried out by the institution. The reserve balance must be made in dollars when the above mentioned liabilities have been contracted in foreign currency.

The reserve balance corresponding to 6% of deposits, customers' deposits, obligations or liability operations subject to ordinary reserve balance in conformity with the provisions of resolution N° 99-08-03, issued by B.C.V., bears an interest rate equivalent to the weighted average liability rate, paid for savings and time deposits by commercial and universal banks, during the week previous to the reserve balance creation.

As of December 31 and June 30, 2000, the reserve balances required by Banco Central de Venezuela amount to Bs. 41,032,899 and Bs. 40,430,154, respectively. The Bank maintained balances available in Banco Central de Venezuela to cover the reserve balances.

4. INVESTMENT SECURITIES:

Investments in debt securities and shares have been classified in the financial statements based on management's intent with respect to these securities at the acquisition date. Investment securities are represented as follows:

	December 31, 2000	June 30, 2000
Investment securities-		
Trading securities	628,916	42,637
Available-for-sale securities	15,040,144	5,776,879
Held-to-maturity securities	62,525,334	64,754,894
Other investment securities	29,700,000	8,000,000
Restricted cash investment securities	6,990,000	45,055,012
	114,884,394	123,629,422

Trading securities, stated at fair market value, are detailed as follows:

Trading securities-	December 31, 2000	June 30, 2000
Participation in domestic nonfinancial private companies-		
C.A. Electricidad de Caracas, S.A.C.A. (1,871,729 shares with a nominal value of Bs. 187,173 as of December 31, 2000 and 20,483 shares with a nominal value of Bs. 2,048 as of June 30, 2000)	516,597	7,374
MAVESA (928,755 shares with a nominal value of Bs. 9,288)	62,227	-
ADR's de Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,150 ADR'S with a nominal value of US$ 12)	7,475	7,475
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (430,937 shares with a nominal value of Bs. 43,093)	1,831	2,586
Corporación Venezolana de Cementos, S.A.C.A. (CEMEX), Type II (76 shares with a nominal value of Bs. 8)	16	15
Fábrica Nacional de Cementos (453,000 shares with a nominal value of Bs. 4,530)	40,770	25,187
	628,916	42,637

For the six-month periods ended December 31 and June 30, 2000, the unrealized net loss of trading securities amounts to Bs. 43,000 and Bs. 11,000, respectively, which was recorded in the "Other operating expenses" caption.

Available-for-sale securities, stated at their fair market value, are detailed as follows:

As of December 31, 2000

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value/ Fair value
Available-for-sale securities-				
Securities issued or guaranteed by the National Government--				
National Public Debt Bonds, with a nominal value of Bs. 12,398,000 and returns ranging between 14.71% and 20.54% annually	12,521,488	3,723	61,669	12,463,543[1]
Obligations issued by domestic nonfinancial private companies (returns between 17% and 19% annually)--				
C.A. Electricidad de Caracas, S.A.C.A. (nominal value of Bs. 1,400,000)	1,400,000	-	-	1,400,000[2]
Deforsa (nominal value of Bs. 1,000,000)	1,000,000	-	-	1,000,000[2]
Participation in domestic nonfinancial private companies--				
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10)	211,670	-	50,195	161,475[3]
Corporación Suiche 7B, C.A., (10,450 shares (nominal value of Bs. 1)	9,925	-	-	9,925[3]
Corporación Industrial de Energía, C.A., (661,122 shares)	5,201	-	-	5,201[3]
	15,148,284	3,723	111,864	15,040,144

[1] Fair value is represented by the reference value in the secondary market.
[2] Market fair value is not available.
[3] Fair value is represented by the equity value taken from the financial statements of said companies.

As of June 30, 2000

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value / Fair value
Available-for-sale securities-				
Obligations issued by foreign nonfinancial private companies with returns between 5.98% and 6.1% annually--				
Sears Roebuck (nominal value of US$ 5,160)	3,511,450	378	-	3,511,828[4]
Ford Motors Credit (nominal value of US$ 2,046)	1,391,236	1,493	-	1,392,729[4]
General Electric (nominal value of US$ 1,047)	693,352	2,369	-	695,721[4]
Participation in domestic nonfinancial private companies--				
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10)	211,670	-	50,195	161,475[5]
Corporación Suiche 7B, C.A., (10,450 shares with a nominal value of Bs. 1)	9,925	-	-	9,925[5]
Corporación Industrial de Energia, C.A., (661,122 shares)	5,201	-	-	5,201[5]
	5,822,834	4,240	50,195	5,776,879

For the six-month periods ended December 31 and June 30, 2000, the Bank obtained gains from the sale of available-for-sale securities of approximately Bs. 777,008 and Bs. 1,488,000, respectively, which were recorded in the "Other operating income" caption. For the six-month periods then ended, the Bank obtained losses from the sale of such securities for approximately Bs. 37,000 and Bs. 36,000, respectively, which were recorded in the "Other operating expenses" caption.

Maturity dates for available-for-sale securities, are as follows:

	As of December 31, 2000		As of June 30, 2000	
	Acquisition cost	Book value / Fair value	Acquisition cost	Book value / Fair value
Up to six months	1,798,000	1,784,743	4,969,312	4,904,557
Between six months and 1 year	2,400,000	2,400,000	624,791	695,721
Between 1 and 5 years	10,950,284	10,855,401	228,731	176,601
	15,148,284	15,040,144	5,822,834	5,776,879

[4] Fair value is represented by the quotation value of the stock exchange.
[5] Fair value is represented by the equity value taken from the financial statements of said companies.

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of December 31, 2000

	Nominal value	Fair value	Amortized cost/ Book value
Held-to-maturity securities-			
Time deposits in foreign financial institutions with returns ranging between 6.47% and 6.78% annually, for a nominal value of US$ 81,587	57,029,575	57,029,575[6]	57,029,575
Obligations issued by domestic nonfinancial private companies, with returns ranging between 8.88% and 9.25% annually, for a nominal value of US$ 5,853	4,194,000	4,055,074[7]	4,091,087
Financial obligations issued by organisms of the decentralized administration, with returns of 10.63% annually, for a nominal value of U$ 2,010	1,398,000	1,404,672[7]	1,404,672
	62,621,575	62,489,321	62,525,334

As of June 30, 2000

	Nominal value	Fair value[6]	Amortized cost/ Book value
Held-to-maturity securities-			
Time deposits in foreign financial institutions with returns ranging between 6.19% and 6.69% annually, for a nominal value of US$ 85,130	64,754,894	64,754,894	64,754,894

Maturity dates of held-to-maturity investment securities are as follows:

	December 31, 2000		June 30, 2000	
	Fair value	Amortized cost	Fair value	Amortized cost
Up to six months	56,996,727	57,029,575	60,665,894	60,665,894
Between six months and 1 year	-	-	4,089,000	4,089,000
Between 1 and 5 years	5,492,594	5,495,759	-	-
	62,489,321	62,525,334	64,754,894	64,754,894

[6] Fair value is considered as equivalent to nominal value.
[7] Fair value is represented by the quotation value of the stock exchange.

The value as per books of other investment securities, stated at their realization value, is as follows:

	December 31, 2000	June 30, 2000
Other investment securities-		
Time deposits in domestic financial institutions with returns between 12% and 13%, annually	20,000,000	1,000,000
Obligations issued by domestic financial institutions with returns between 4.5% and 12.25%, annually	9,700,000	7,000,000
	29,700,000	8,000,000

Restricted cash investment securities are composed as follows:

	December 31, 2000		June 30, 2000	
	Acquisition cost	Fair value	Acquisition cost	Fair value
Restricted cash investment securities-				
Time deposits in foreign financial institutions with an annual return of 6.5%, for nominal values of U$ 10,000 for December 2000, and US$ 66,112 for June 2000	6,990,000	6,990,000	45,055,012	45,055,012

Maturity dates for restricted cash investment securities are as follows:

	December 31, 2000		June 30, 2000	
	Acquisition cost	Fair value	Acquisition cost	Fair value
Up to six months	6,990,000	6,990,000	26,743,512	26,743,512
Between six months and 1 year	-	-	14,311,500	14,311,500
	6,990,000	6,990,000	45,055,012	45,055,012

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions to cover foreign currency forward exchange transactions.

The Bank controls the investment concentration risk through the creation of approval, supervision and control mechanisms. The Bank has focused its investment activities mainly on securities issued by Venezuelan and foreign companies, quoted in stock exchange and fixed deposits in foreign financial institutions. As of December 31 and June 30, 2000, 82% and 95%, respectively, of investment securities are focused on fixed deposits and obligations issued by domestic and foreign financial institutions, as shown in the accompanying details of held-to-maturity investment securities, other investment securities and restricted cash investment securities. 68% and 99% of said investments are placed in foreign financial institutions.

5. LOAN PORTFOLIO:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified, on the basis of the economic activity, as follows:

	December 31, 2000	June 30, 2000
Commercial	48,816,618	45,200,996
Industrial	46,514,675	36,059,530
Agriculture	18,973,241	7,277,934
Services	15,878,026	13,063,478
Mortgage	7,142,509	12,226,000
Mines and hydrocarbons	6,580,000	4,000,000
Consumer credits	4,896,953	4,271,945
Construction	-	511,061
Miscellaneous	37,904,116	31,161,901
	186,706,138	153,772,845
Allowance for loan portfolio	(6,978,735)	(7,928,676)
	179,727,403	145,844,169

A detail of the loan portfolio classified according to the type of loan is shown as follows:

	December 31, 2000	June 30, 2000
Time loans	121,111,930	106,576,608
Agricultural loans	18,973,241	7,277,934
Bills discounted	16,612,712	15,234,095
Current account credits	8,800,567	5,095,770
Loans in installments	7,751,436	8,068,280
Loans to directors and employees	7,140,546	6,255,460
Credit cards	4,896,953	4,271,175
Letters of credit issued and traded	1,236,080	802,702
Loans for sale of time assets	182,673	190,821
	186,706,138	153,772,845
Allowance for loan portfolio	(6,978,735)	(7,928,676)
	179,727,403	145,844,169

A detail of the loan portfolio, classified according to the type of guarantee is presented as follows:

As of December 31, 2000

	Total	Unguaranteed	Type of guarantee		
			Pledge	Mortgage	Collateral
Current	181,399,350	78,803,907	10,578,335	5,740,360	86,276,748
Restructured	2,209,840	1,090,074	-	1,119,766	-
Past-due	1,776,826	116,945	41,892	874,533	743,456
In litigation	1,320,122	339,929	-	299,100	681,093
	186,706,138	80,350,855	10,620,227	8,033,759	87,701,297
Allowance for loan portfolio	(6,978,735)				
	179,727,403				

As of June 30, 2000

	Total	Unguaranteed	Type of guarantee		
			Pledge	Mortgage	Collateral
Current	149,153,832	76,047,468	618,465	13,766,722	58,721,177
Restructured	2,537,907	1,090,074	-	1,447,833	-
Past-due	1,055,949	707,027	191,965	-	156,957
In litigation	1,025,157	96,001	-	96,375	832,781
	153,772,845	77,940,570	810,430	15,310,930	59,710,915
Allowance for loan portfolio	(7,928,676)				
	145,844,169				

A detail of the loan portfolio, classified according to its maturity is shown in Note 18.

The rollforward of allowance for loan losses is shown as follows:

	December 31, 2000	June 30, 2000
Balance at the beginning of the six-month period	7,928,676	5,957,432
Plus:		
Increase of provision-		
With charge to income	92,400	-
Transfers of provision	905,659	1,971,244
Less:		
Decrease authorized by SUDEBAN	(1,948,000)	-
Balance at the end of the six-month period	6,978,735	7,928,676

As of December 31 and June 30, 2000, the allowance for loan portfolio includes approximately Bs. 3,526,000 and Bs. 3,075,000, respectively, corresponding to general provisions.

During the six-month periods ended December 31 and June 30, 2000, the Bank recovered loan portfolio charged-off in previous semesters for approximately Bs. 118,000 and Bs. 398,000, respectively, which were recorded in the "Income from recovery of financial assets" caption.

For December 31 and June 30, 2000, unrecognized interests on the past-due and in litigation portfolio amount to approximately Bs. 511,000 and Bs. 335,000, respectively. During the six-month periods then ended, the Bank collected approximately Bs. 564.000 and Bs. 374.000,

respectively, corresponding to interests deferred in previous semesters, related to credits classified as past-due and in litigation.

6. INVESTMENTS IN SUBSIDIARIES AND AFFILIATES:

As of December 31 and June 30, 2000, the Bank has total or significant control on the administration of the following companies:

As of December 31, 2000

	Participation in capital stock					
	N° of common shares	%	Book value	Affiliate's net stockholders' equity	Affiliate's accumulated surplus	Affiliate's net income for the six-month period
Investment in subsidiaries and affiliates-						
Soficrédito Banco de Inversión, C.A.	15,300,000	15.00	449,934	31,257,376	10,831,065	4,349,731
Sogecrédito, C.A. de Arrendamiento Financiero	3,150,000	15.00	150,000	7,684,092	3,971,086	1,592,595
Participaciones Vencred, S.A.	400,000	10.00	39,900	887,910	390,109	24,807
			639,834			
Allowance-investment in subsidiaries and affiliates			(28,301)			
			611,533			

As of June 30, 2000

	Participation in capital stock					
	N° of common shares	%	Book value	Affiliate's net stockholders' equity	Affiliate's accumulated surplus	Affiliate's net income for the six-month period
Investment in subsidiaries and affiliates-						
Soficrédito Banco de Inversión, C.A.	15,300,000	15.00	899,635	39,987,031	9,479,934	6,967,255
Sogecrédito, C.A. de Arrendamiento Financiero	3,150,000	15.00	150,000	7,030,978	3,328,741	1,881,078
Participaciones Vencred, S.A.	400,000	10.00	39,900	842,316	370,263	20,787
			1,089,535			
Allowance-investment in subsidiaries and affiliates			(28,301)			
			1,061,234			

During the six-month periods ended December 31 and June 30, 2000, the Bank recorded dividend income received from its affiliates Soficrédito, Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero for approximately Bs. 514,700 and Bs. 603,000, respectively, which are recorded in the "Other operating income" caption".

In October 2000, Soficrédito Banco de Inversión, C.A., an affiliate, decreased its capital stock through the cash refund of Bs. 10,200,000 to its stockholders, which was approved in a General Stockholders' Meeting held on April 12, 2000, and authorized by the Venezuelan Superintendence of Banks and Other Financial Institutions through communication N° SBIF-CJ-DAF-4899 dated July 7, 2000. This capital stock cash decrease generated an income of approximately Bs. 1,080,300 for the Bank, which was recorded in the "Other operating income" caption.

7. FINANCIAL STATEMENTS OF THE FOREIGN BRANCH:

A summary of the financial statements of the Grand Cayman branch which have integrated with the financial statements of Banco Venezolano de Crédito, S.A.C.A., is shown as follows:

	December 31, 2000		June 30, 2000	
	Bs.	US$	Bs.	US$
ASSETS:				
Cash and due from banks	9,709,110	13,890	9,026,530	13,245
Investment securities	32,560,818	46,582	17,627,383	25,866
Loan portfolio, net	267,717	383	6,811	9
Accrued interest receivable	480,912	688	42,346	62
	43,018,557	61,543	26,703,070	39,182
LIABILITIES:				
Customers' deposits	41,720,514	59,686	26,058,128	38,236
Returns and commissions payable	13,980	20	4,037	6
Other liabilities	29,358	42	14,434	21
	41,763,852	59,748	26,076,599	38,263
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	1,254,705	1,795	626,471	919
	43,018,557	61,543	26,703,070	39,182
STATEMENTS OF INCOME:				
Financial income	1,261,695	1,805	520,754	764
Financial expenses	(626,304)	(896)	(273,726)	(402)
	635,391	909	247,028	362
Expenses for uncollectible financial assets	-	-	(280)	(1)
Operating expenses	(37,746)	(54)	(26,314)	(39)
Other operating income	38,445	55	13,518	21
Other operating expenses	(25,863)	(37)	(23,912)	(35)
	(25,164)	(36)	(36,988)	(54)
Income for the six-month period	610,227	873	210,040	308

As of December 31 and June 30, 2000, the exchange rates used by the Bank for the translation of the branch's financial statements were Bs. 699.00 and Bs. 681.50 per each US dollar, which were fixed by Central de Venezuela based on the market supply and demand.

8. FORECLOSED ASSETS:

Foreclosed assets shown in the balance sheets are represented by:

	December 31, 2000	June 30, 2000
Assets received in payment – Real estate	4,382,789	4,334,525
Assets out of use	2,363	2,363
	4,385,152	4,336,888
Allowance for assets received in payment	(1,803,194)	(1,048,601)
	2,581,958	3,288,287

During the six-month period ended June 30, 2000, the Bank assigned real state for approximately Bs. 233,000, for recovery of loans. Additionally, during the six-month periods ended December 31 and June 30, 2000, the Bank made renewals for approximately Bs. 48,000 and Bs. 977,000, respectively, to certain assets received in payment in order to recondition them commercially and sell them. This amount was capitalized since it increases the value of such real state.

During the six-month periods ended December 31 and June 30, 2000, the Bank recorded expenses for amortization of assets received in payment for approximately Bs. 563,728 and Bs. 562,889, respectively.

9. PROPERTY AND EQUIPMENT:

Property and equipment shown in the balance sheets are represented by:

	December 31, 2000	June 30, 2000	Estimated useful life (in years)
Buildings and facilities	6,120,238	6,120,238	40
Computers	2,363,055	2,332,775	4
Furniture	1,718,319	1,594,475	10
Other equipment	5,958,776	5,779,134	8
	16,160,388	15,826,622	
Accumulated depreciation	(7,061,112)	(5,950,694)	
	9,099,276	9,875,928	
Work in progress	2,393,241	1,025,000	
Land	1,264,047	1,264,047	
Other assets	7,629	7,629	
	12,764,193	12,172,604	

As of December 31 and June 30, 2000, the "Work in progress" account includes contributions made by the Bank for Bs. 1,368,000 and Bs. 300,000, respectively, for the pre-purchase of a commercial agency and offices in a real estate project located in Puerto La Cruz, which is being executed by "Desarrollos Del Sol, C.A.", a related company.

During the six-month periods ended December 31 and June 30, 2000, the Bank recorded expenses for depreciation of property and equipment for Bs. 1,110,000 and Bs. 1,210,000, respectively.

10. OTHER ASSETS:

Other assets shown in the balance sheets are represented by:

	December 31, 2000	June 30, 2000
Operations of Suiche 7B network cash dispensers	979,866	274,528
Deferred expenses (net of accumulated depreciation of Bs. 952,000 and Bs. 835,000, respectively)	960,704	1,260,852
Advances to suppliers	640,652	519,199
Insurance claims	289,589	84,685
Recoverable disbursements	239,536	175,914
Miscellaneous assets	161,685	114,674
Items to be applied	148,780	61,529
Other prepaid expenses	65,545	334,575
Prepaid income taxes	2,932	160,890
Other	149,247	198,233
	3,638,536	3,185,079
Allowance for other assets	(10,895)	(10,895)
	3,627,641	3,174,184

The "Deferred expenses" account mainly includes expenses for the acquisition and installation of the new human resources software and the installation of the new platform for offices and agencies.

11. CUSTOMERS' DEPOSITS:

Customers' deposits bear annual interest fluctuating between the following parameters:

	December 31, 2000		June 30, 2000	
	Rates denominated in Bs.	Rates denominated in US$	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	4%	2.75%-3.38%	5%	2.75% - 3.38%
Other demand obligations	7% - 8%	-	5% - 21%	-
Savings deposits	4%	-	5%	-
Time deposits	8%	4.75% - 5.5%	10% - 12%	4.25% - 5.25%
Restricted customers' deposits	4%	2.75% - 6%	5%	2.75% - 3.38%

As of December 31 and June 30, 2000, "Other demand obligations" are mainly represented by customers' deposits at terms under 30 days in the form of demand registered certificates of deposits of approximately Bs. 26,920,838 and Bs. 20,983,500, respectively.

As of December 31 and June 30, 2000, restricted customers' deposit include Bs. 5,674,065 and Bs. 5,170,677, respectively, corresponding to idle saving deposits in local currency. Additionally, as of December 31 and June 30, 2000 an amount of Bs. 12,646,032 is also included, which corresponds to the total of restricted customers' deposits in foreign currency that guarantee overdrafts in current accounts.

12. OTHER BORROWINGS:

Other borrowings shown in the balance sheets consist of the following:

	December 31, 2000		June 30, 2000	
	Bs.	Interest rate	Bs.	Interest rate
Obligations with local financial institutions up to one year-				
Overdrafts in demand deposits	5,846,911	-	5,485,200	-
Demand deposits	5,101,178	7% - 8%	26,427,487	7% - 14.5%
Time deposits	-	-	6,276,990	14% - 24.5%
Other borrowings	8,080,000	4% - 4.5%	14,680,000	4% - 5%
Other	1,661,550	-	1,055,668	-
	20,689,639		53,925,345	
Obligations with foreign financial institutions up to one year-				
Demand deposits	107,531	-	158,978	-
	20,797,170		54,084,323	

As of December 31 and June 30, 2000, other borrowings are at terms under 90 days, as shown in Note 18.

13. OTHER LIABILITIES:

Other liabilities show in the balance sheets are represented by:

	December 31, 2000	June 30, 2000
Accrual for contingencies	6,109,900	5,669,832
Profit-sharing payable	3,737,184	3,492,666
Items to be applied	1,877,380	363,708
Statutory profit-sharing	1,246,822	1,508,446
Provision for income taxes	1,122,420	1,153,346
Deferred income	1,028,753	1,239,211
Accrual for labor indemnities	918,237	440,529
Provisions for personnel social protection	748,400	296,241
Services payable	658,286	549,932
Provision for contingent credits (See Note 16)	563,400	730,900
Cashier's check	299,611	342,247
Other	1,519,258	1,249,431
	19,829,651	17,036,489

The employees' profit-sharing and statutory profit-sharing are determined based on 14% of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

14. STOCKHOLDERS' EQUITY:

Paid-in capital

As of December 31, 2000, the Bank's authorized capital stock amounts to Bs. 42,120,000 (Bs. 30,712,000 as of June 30, 2000). For that same date, the Bank's subscribed capital stock amounts to Bs. 25,272,000 (Bs. 21,060,000 as of June 30, 2000), composed of 50,544,000 common shares (42,120,000 as of June 30, 2000) with a par value of Bs. 500 each, fully paid.

During a regular Stockholders' meeting held on September 2, 1999, stockholders decided to increase the Bank's capital stock from Bs. 18,427,500 to Bs. 21,060,000 by declaring a stock dividend equivalent to one share per each 7 shares held, effective from February 2000.

Likewise, during a regular Stockholders' meeting held on August 17, 2000, stockholders decided to increase the Bank's capital stock from Bs. 21,060,000 to Bs. 25,272,000 by declaring a stock dividend equivalent to one share per each 5 shares held, effective from October 30, 2000.

Capital reserves

In accordance with the provisions of the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period up to 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 75% of the capital stock. Then 5% of liquid benefits for each six-month period will be used to increase this reserve. For December 31 and June 30, 2000, the Bank transferred the legal reserve of Bs. 656,222 and Bs. 739,919, respectively.

Retained earnings

On December 28, 1999, the Venezuelan Superintendence of Banks and Other Financial Institutions required the reclassification of 50% of the semi-annual results and 50% of the balance in the "Surplus to be applied" account for the six-month periods prior to December 31, 1999, to the "Restricted surplus" account. The amounts included in the latter account will not be available to be distributed as cash dividends and will only be used for capital increases. As of December 31 and June 30, 2000, the Bank transferred Bs. 5,610,700 and Bs. 6,788,006, respectively, corresponding to the 50% reclassification of the income for such six-month periods.

During regular Stockholders' meetings held on August 17 and March 21, 2000, stockholders approved cash dividends for approximately Bs. 927,000 and Bs. 842,000, on income generated during the six-month periods ended June 30, 2000 and December 31, 1999, respectively. Each dividend declared is equivalent to Bs. 10 per share. Additionally, during the same meetings, stockholders approved extraordinary dividends declared of approximately Bs. 6,823,000, equivalent to Bs. 160 per share and Bs. 5,686,000, equivalent to Bs. 135 per share, respectively.

Capitalization indexes

As of December 31 and June 30, 2000, maintained and required indexes in accordance with the standards provided by the Venezuelan Superintendence of Banks and Other Financial

Institutions and calculated based on the amounts presented in the Bank's financial statements, are shown as follows:

	December 31, 2000		June 30, 2000	
	Index maintained	Index required	Index maintained	Index required
Risk capital – Global	23.70%	12%	22.60%	11%
Stockholders' equity / total assets	20.98%	10%	20.43%	9%

15. OTHER OPERATING INCOME:

Other operating income shown in the statements of income are represented by:

	December 31, 2000	June 30, 2000
Income from exchange difference	6,174,052	7,899,927
Commissions for services	4,530,026	4,634,086
Dividends received for investments in affiliates	1,594,628	603,450
Income from sale of securities	849,979	1,487,785
Income from sale of foreclosed assets	14,903	357,997
Other	951,584	1,242,704
	14,115,172	16,225,949

For the six-month periods ended December 31 and June 30, 2000, income from purchase and sale of currencies amounts to Bs. 1,189,578 and Bs. 1,363,251, respectively.

16. MEMORANDUM ACCOUNTS:

Memorandum accounts shown in the balance sheets, correspond to the following transactions carried out by the Bank and its foreign Branch:

	December 31, 2000	June 30, 2000
Contingent debit accounts-		
Guarantees granted	44,060,724	39,585,857
Lines of credit of immediate utilization	24,604,079	21,152,948
Letters of credit	2,462,524	1,916,403
Transactions with derivatives--		
Currency forward	62,700,864	-
Spot	-	22,774,926
	133,828,191	85,430,134
Trust assets	955,938,633	860,121,166
Commissions and trusts	36,008,248	21,337

	December 31, 2000	June 30, 2000
Other memorandum debit accounts-		
Custodials received	243,859,046	251,397,235
Guarantees received	175,101,636	208,112,966
Collections	1,464,467	1,431,714
Consignments received	1,783,785	1,739,038
Transactions with derivatives (forward)	-	127,353,678
Other register accounts	93,276,405	37,473,787
	515,485,339	627,508,418
	1,641,260,411	1,573,081,055

Contingent debit accounts

a. Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments reflected in the memorandum accounts in order to meet its clients' financial needs. As of December 31 and June 30, 2000, these instruments consist mainly of the granting of collateral, bonds, lines of credit and letters of credit of Bs. 133,828,192 and Bs. 85,430,134, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts and depends upon whether the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2000, the provisions for contingent portfolio amount to approximately Bs. 563,400 and Bs. 730.900, respectively, and are recorded in the "Other liabilities" caption.

b. Derivative instruments

During the six-month periods ended December 31 and June 30, 2000, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic and foreign financial institutions, for trading purposes and to manage the exposure risk in foreign currency. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank and its foreign branch, are shown as follows:

As of December 31, 2000

Type of transaction	Maturity (days)	Original term (days)	Contract US$	Fair value	Book value
Trading operations					
Purchase of dollars	2	31	5,000	3,498,776	3,511,750
Sale of dollars	2 – 129	31 – 422	83,700	58,863,856	59,189,114
			88,700	62,362,632	62,700,864

As of June 30, 2000

Type of transaction	Maturity (days)	Original term (days)	Contract US$	Fair value	Book value
Hedging operations-					
Purchase of dollars	22 – 63	32 - 94	9,000	6,250,662	6,241,500
Sale of dollars	56 - 277	1 - 147	108,380	75,785,568	74,845,728
Trading operations-					
Sale of dollars	2 - 170	87 - 180	66,000	46,112,350	46,266,450
			183,380	128,148,580	127,353,678

The Bank controls the price and credit risks of these instruments by establishing specific and general hedges, evaluating the counter-party and establishing supervision and control mechanisms.

As a result of these operations, during the six-month periods ended December 31 and June 30, 2000, the Bank obtained earnings of approximately Bs. 2,448,000 and Bs. 1,584,000, respectively, which are included in the "Other operating income" caption, and incurred in losses of approximately Bs. 352,000 and Bs. 335,000, respectively, included in the "Other operating expenses" caption.

For the six-month periods ended December 31 and June 30, 2000, the unrealized gain resulting from foreign currency forward exchange transactions with local and foreign financial institutions, amounts to Bs. 183,761 and Bs. 1,448,341, respectively, interest and commissions receivable.

c. Trust assets

The Bank administers certain assets on behalf of third parties. The summarized balance sheets of the Bank's trust, are presented as follows:

	December 31, 2000	June 30, 2000
ASSETS:		
Cash and due from banks	35,297	5,449
Investment securities	149,041,712	78,045,245
Loan portfolio	13,008,254	12,375,821
Interests and commissions receivable	1,590,375	742,470
Loans to trustees	56,442,735	49,420,488
Real estate	735,626,685	717,206,787

Other assets	193,575	2,324,906
	955,938,633	860,121,166
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other liabilities	22,502	567,882
Stockholders' equity	955,916,131	859,553,284
	955,938,633	860,121,166

The classification of trusts according to their purpose and contracting entity, is presented as follows:

As of December 31, 2000:

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other organisms with special regime	Total
Investment	2,670,896	-	-	-	2,670,896
Guarantee	791,553,144	-	-	-	791,553,144
Administration	157,157,167	100,284	1,920	4,455,222	161,714,593
	951,381,207	100,284	1,920	4,455,222	955,938,633

As of June 30, 2000:

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other organisms with special regime	Total
Investment	12,863,211	-	-	-	12,863,211
Guarantee	716,594,005	-	-	-	716,594,005
Administration	125,650,541	99,958	212,102	4,701,349	130,663,950
	855,107,757	99,958	212,102	4,701,349	860,121,166

As of December 31 and June 30, 2000, funds granted in trust by private entities represent 99% of the total of funds.

Trust's investment securities

As of December 31 and June 30, 2000, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of said investments is shown as follows:

	December 31, 2000	June 30, 2000
Local currency-		
Available-for-sale securities	51,052,519	23,481,985
Held-to-maturity securities	7,674,832	5,975,321
Other investment securities	35,834,950	44,303,762
Restricted cash securities	5,214,000	-
	99,776,301	73,761,068
Foreign currency-		
Available-for-sale securities	49,265,411	4,284,177
	149,041,712	78,045,245

A table showing Trust investments for the periods ended December 31 and June 30, 2000, is presented as follows:

	December 31, 2000		June 30, 2000	
	Book value	Market value	Book value	Market value
Trust's available-for-sale securities-				
National Public bonds and debt, with maturity dates fluctuating between six months and three years as of December 31, and between six months and two years as of June 30--				
Bonds issued by Banco Central de Venezuela	35,693,957	35,235,291	18,771,707	18,808,662
Participation in local financial companies	1,347,358	5,608,445	1,249,359	4,239,832
Participation in local nonfinancial companies	14,011,204	14,083,651	3,460,920	8,109,944
Participation in local financial companies	26,995	26,995	-	-
Time deposits in foreign financial institutions with maturity dates of 30 to 45 days equivalent to US$ 68,125 for December 31, 2000 and US$ 4,295 for June 30, 2000	47,619,310	47,619,310	2,926,560	2,926,560
Obligations in US$ issued by foreign nonfinancial companies, with maturity dates fluctuating between 25 days and 3 years	1,246,538	1,246,538	906,916	906,917
Mutual funds in US$	372,568	372,568	450,700	450,700
	100,317,930	104,192,798	27,766,162	35,442,615

The participation in local financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by testators.

	December 31, 2000		June 30, 2000	
	Book value	Market value	Book value	Market value
Trust's held-to-maturity securities-				
Commercial papers with maturity dates fluctuating between 2 months and 2 years as of December 31, 2000, and 3 months to 2 years as of June 30, 2000-	7,674,832	7,674,832	5,975,321	5,910,345
Trust's other investment securities-				
Time deposits in local financial institutions, with maturity dates of 25 to 45 days	25,183,279	25,183,279	33,785,599	33,785,599
Obligations issued on demand (Participation), with maturity dates of 30 to 45 days as of December 31, and 30 and 60 days as of June 30	10,651,671	10,651,671	10,518,163	10,518,163
	35,834,950	35,834,950	44,303,762	44,303,762
Trust's restricted cash investment securities-				
National Public Debt bonds (subject to Reporto agreements) maturing in 38 days	5,214,000	5,214,000	-	-

The trust enters into short-term contracts of purchase of securities under agreements of resell (reporto-resell agreements) with third parties. Reporto agreements have a maximum term of 49 days. According to the requirements of the Venezuelan Superintendence of Banks and Other Financial Institutions, purchased securities are presented in the "Restricted cash investment securities" caption. The financial information on reporto agreements as of December 31, 2000, is detailed as follows:

Characteristics of securities granted	Contract value	Security's value	Nominal value
Securities purchased under agreements to resell:			
National Public Debt bonds (DPN) with 12.5% returns	5,214,000	5,302,000	5,302,000

The returns of the trust's investment securities are presented as follows:

	December 31, 2000	June 30, 2000
Available-for-sale securities-		
National Public Debt bonds	14.33% - 35.63%	13.18% - 32.28%
Time deposits in foreign financial institutions	5.50 % - 6.65 %	6% - 7%
Obligations issued by foreign nonfinancial companies	5.9 % -7.01%	5.42 % - 7. %
Held-to-maturity investment securities	13% - 16%	14% - 19%
Other investment securities-		
Time deposits in local financial institutions	10% - 14.25%	15% - 22%
Obligations issued on demand	12% - 14.5%	14.5% - 17%
Restricted cash investment securities	12.5%	-

Trusts' loan portfolio

The trusts' loan portfolio is mainly composed of loans granted to private entities. The classification of the trusts' loan portfolio as per economic activity, is shown as follows:

	December 31, 2000	June 30, 2000
Industrial	5,101	23,582
Financial	12,242,653	11,660,739
Other	760,500	691,500
	13,008,254	12,375,821

The trusts' loan portfolio, classified according to the type of guarantee, is detailed as follows:

As of December 31, 2000

			Type of guarantee		
	Total	Unguaranteed	Mercantile documents	Collateral	Other
Current	13,008,254	12,242,653	-	5,101	760,500

As of June 30, 2000

			Type of guarantee		
	Total	Unguaranteed	Mercantile documents	Collateral	Other
Current	12,375,821	10,510,739	1,150,000	23,582	691,500

Trusts' loan portfolio as of December 31 and June 30, 2000, amounting to Bs. 13,003,153 and Bs. 12,352,239, respectively, mature in less than one year; and those amounting to Bs. 5,101 and Bs. 23,582, respectively, mature in three to four years.

The trust's loan portfolio is composed of loans granted to private companies, which bear interests at an annual rate fluctuating between 17.5% and 35% (for December 2000) and 25% and 29% (for June 2000).

On February 23, 2000, the Bank entered into a guarantee trust contract between Siderúrgica del Orinoco, C.A. (SIDOR) and a group of national and international banks, through which SIDOR guarantees the amounts of its debts with the banks involved in the contract. This contract grants to the Bank the ownership of the fixed assets of SIDOR valued in approximately Bs. 735,626,684 (equivalent to approximately US$ 1,051,423), which were incorporated in the Bank's trust assets, in the "Real estate" caption. The effectiveness of the contract will depend on the payment of obligations made by SIDOR with the group of banks involved or on their decision of substituting the trustee.

On October 31, 2000, a guarantee trust contract was entered into. The trust fund of this contract amounts to Bs. 47,619,310 equivalent to US$ 63,089, which – upon the testators' request – are deposited in a time placement maturing in 46 days from December 14, 2000. This contract is effective for 36 months from the date of payment of shares acquired.

Other trusts

During the second six-month period of 2000, the Bank carried out operations of trusts under the modality of commission contracts, the balance of which as of December 31, 2000 amounts to Bs. 36,008,248. The resources of these trusts are placed in credits granted to private companies in the country, which have terms ranging between 23 days and 90 days and returns between 10.50% and 19.99% annually, determined according to the amount and terms of trusts.

The income generated from these trusts amounts to Bs. 461,349, and is recorded net in the "Other operating income" caption.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards of the Venezuelan Superintendence of Banks and Other Financial Institutions require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might realize their financial instruments in the market.

As of December 31 and June 30, 2000, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

- Securities listed on the Stock Exchange: those securities listed on the exchange at the market price effective at the end of the six-month period is considered as at fair value.

- For shares in subsidiaries and affiliates, fair value is considered as equity value according to the Company's financial statements.

- Deposits in Banks and Other Financial Institutions: the book par value of these short-term instruments is similar to fair value.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at the date of the report, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency mature in less than 5 days, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	December 31, 2000		June 30, 2000	
	Book value	Fair value	Book value	Fair value
ASSETS:				
Cash and due from banks	110,267,686	110,267,686	109,304,538	109,304,538
Investment securities	114,884,394	114,384,381	123,629,422	123,629,422
Loan portfolio	179,727,403	183,253,803	145,844,169	148,931,938
Interest and commissions receivable	3,261,823	3,261,823	3,888,128	3,888,128
Investments in subsidiaries and affiliates	611,533	5,930,011	1,061,234	7,136,933
	408,752,839	417,097,704	383,727,491	392,890,959
LIABILITIES:				
Customers' deposits	304,902,864	304,902,864	252,984,696	252,984,697
Other borrowings	20,797,170	20,797,170	54,084,323	54,084,323
Other financial intermediation obligations	1,164,309	1,164,309	684,724	684,724
Interest and commissions payable	75,063	75,063	681,921	681,921
	326,939,406	326,939,406	308,435,664	308,435,665
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	133,828,191	134,391,591	85,430,134	86,161,034
Trust assets	955,938,633	959,813,500	860,121,166	867,253,916

	December 31, 2000		June 30, 2000	
	Book value	Fair value	Book value	Fair value
Trusts	36,008,248	36,008,248	21,337	21,337
Other debit memorandum accounts	515,485,539	515,485,539	627,508,418	627,508,418
	1,641,260,611	1,645,698,878	1,573,081,055	1,580,944,705

18. MATURITY OF ASSETS AND LIABILITIES:

The maturity of financial assets and liabilities shown in the balance sheets, are detailed as follows:

As of December 31, 2000

	Less than one year	Between 1 and 2 years	Between 2 and 3 years	Over one year	Total
ASSETS:					
Cash and due from banks	110,267,686	-	-	-	110,267,686
Investment securities -					
Trading securities	628,916	-	-	-	628,916
Available-for-sale securities	4,184,743	3,103,395	7,575,405	176,601	15,040,144
Held-to-maturity securities	57,029,575	5,495,759	-	-	62,525,334
Other securities	29,700,000	-	-	-	29,700,000
Restricted cash	6,990,000	-	-	-	6,990,000
Loan portfolio, net	172,404,185	-	-	7,323,218	179,727,403
Interest and commissions receivable	3,261,823	-	-	-	3,261,823
Investments in subsidiaries and affiliates	-	-	-	611,533	611,533
	384,466,928	8,599,154	7,575,405	8,111,352	408,752,839
LIABILITIES:					
Customers' deposits	304,902,864	-	-	-	304,902,864
Other borrowings	20,797,170	-	-	-	20,797,170
Other financial intermediation obligations	1,164,309	-	-	-	1,164,309
Interest and commissions payable	75,063	-	-	-	75,063
	326,939,406	-	-	-	326,939,406

As of June 30, 2000

	Less than one year	Between 1 and 2 years	Between 2 and 3 years	Over three years	Total
ASSETS					
Cash and due from banks	109,304,538	-	-	-	109,304,538
Investment securities -					
Trading securities	42,637	-	-	-	42,637
Available-for-sale securities	5,600,278	-	-	176,601	5,776,879
Held-to-maturity securities	64,754,894	-	-	-	64,754,894
Other investment securities	8,000,000	-	-	-	8,000,000
Restricted cash	45,055,012	-	-	-	45,055,012
Loan portfolio, net	131,698,647	-	-	14,145,522	145,844,169
Interest and commissions receivable	3,888,128	-	-	-	3,888,128
Investments in subsidiaries and affiliates	-	-	-	1,061,234	1,061,234
	368,344,134	-	-	15,383,357	383,727,491

	Less than one year	Between 1 and 2 years	Between 2 and 3 years	Over three years	Total
LIABILITIES:					
Customers' deposits	252.984.696	-	-	-	252.984.696
Other borrowings	54.084.323	-	-	-	54,084,323
Other financial intermediation obligations	684.724	-	-	-	684,724
Interest and commissions payable	681.921	-	-	-	681.921
	308.435.664	-	-	-	308,435,664

19. TAX REGIME:

Book to tax reconciliation

The Bank's fiscal year ends on December 31. The provisions for income taxes are calculated on a projected annual income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. A detail of the book to tax reconciliation is shown as follows:

	Year ended December 31, 2000	Six-month period ended June 30, 2000
Income tax expense determined on the book income	9,860,958	11,139,715
Differences between book and tax expense, net-		
Tax readjustment for inflation	(3,908,748)	(3,729,287)
Income abroad, net	(2,419,775)	(2,258,969)
Provisions for statutory labor benefits	(823,382)	(1,058,824)
Dividend income	(747,346)	-
Yields on National Public Debt Bonds	(112,446)	(1,011,694)
Labor accruals	59,924	-
Allowance for loan portfolio and foreclosed assets	56,595	-
Other	294,252	(191,170)
	(7,600,926)	(8,249,944)
Less-		
Tax credit carryforwards	(3,681,866)	(2,353,666)
Income tax expense	-	536,105

Regular tax adjustment for inflation

The regular tax adjustment for inflation represents the higher (or lower) value of the shareholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the General Consumer Price Index issued by Banco Central de Venezuela on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

Business asset tax

The business asset tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the

business asset tax and the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes.

20. RETIREMENT PENSION PLAN:

The Bank has a non-contributive pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial studies made on annual basis.

The pension plan administration is the responsibility of the Bank's Management.

As of December 31, 2000, the reconciliation of the pension plan's financial position, stated in thousands of bolivars, is as follows:

Projected benefit obligation	(2,385,728)
Assets supporting the plan	-
Net financial position of the plan	(2,385,728)
Unrecognized transition obligation	1,920,328
Unrecognized net income	-
Accrual for pension and retirement plan	(465,400)

Premises used by independent actuaries to calculate obligation for projected benefits are as follows:

Discount rate	13%
Salary increase	9%

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is from June 30, 2000, in order to determine the unrecognized net obligation which will be amortized by the Bank using the straight-line method from July 1, 2000, for a period of 5 years.

21. CONTINGENCIES AND COMMITMENTS:

As of December 31, 2000 and June 30, 2000, the Bank has the following contingencies and claims:

Tax litigation

The Bank has received a tax assessment from Servicio Nacional Integrado de Administración Tributaria (SENIAT) of Bs. 5,415,000, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

Labor litigation

Several labor matters claims have been filed against the Bank before the Sixth Superior Labor Court of the Judicial Circumscription of Caracas Metropolitan Area and Fourth Labor Court of first instance of the Judicial Circumscription of Caracas Metropolitan Area.

Civil litigation and other matters

Several claims have been filed against the Bank by certain companies of the fishing industry regarding operations of support to a shipping company, which are totally covered with counter guarantees established on its behalf by foreign financial institutions with which the shipping company manages its operations. To date, part of these claims have been rejected and the rest are in the final judicial decision stage before the eighth Civil and Mercantile Banking Court of First Instance.

According to management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2000, cover the obligations that could be generated by tax, labor, civil and other above mentioned claims.

22. BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Banco Venezolano de Crédito, S.A.C.A. and its foreign branch are members of Grupo Banco Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of said transactions might not be similar to those that might result from transactions with unrelated parties.

The most important transactions made by the Bank with related parties are mainly represented by investment and borrowing operations the effects of which are presented as follows:

	December 31, 2000	June 30, 2000
Other operating income-		
Dividends collected--		
Soficrédito Banco de Inversión, C.A.	1,452,090	367,200
Sogecrédito, C.A. de Arrendamiento Financiero	142,538	236,250
	1,594,628	603,450
Financial expenses-		
Expenses for other borrowings-		
Participaciones Vencred, S.A.	114,449	848,916
Operating expenses-		
Venezolana de Bienes, S.A.	4,704	4,704
Vencred, S.A.C.A.	26,556	26,556
	31,260	31,260

As a result of these transactions and other less important transactions, the balances included in various captions of the balance sheets are as follows:

	December 31, 2000	June 30, 2000
ASSETS:		
Investments in subsidiaries and affiliates-		
Soficrédito Banco de Inversión, C.A.	449,934	899,634

	December 31, 2000	June 30, 2000
Sogecrédito, C.A. de Arrendamiento Financiero	150,000	150,000
Participaciones Vencred, S.A.	39,900	39,900
	639,834	1,089,534
Property and equipment – works in progress-		
Desarrollos Del Sol, C.A.	2,393,241	1,025,000
Other assets-		
Participaciones Vencred, S.A.	-	119,057
	-	119,057
	3,033,075	2,233,591
LIABILITIES:		
Customers' deposits-		
Non-interest bearing current accounts--		
Participaciones Vencred, S.A.	508,386	532,457
Soficrédito Banco de Inversión, C.A.	365,795	453,184
Sogecrédito, C.A. de Arrendamiento Financiero	215,035	131,418
Valores Vencred, S.A.	121,236	15,487
Vencred, S.A.C.A.	9,969	4,003,564
Other	13,387	6,257
	1,233,808	5,142,367
Other borrowings-		
Participaciones Vencred, S.A.	1,995,333	15,092,494
Interest and commissions payable-		
Obligations with domestic financial institutions up to one year--		
Participaciones Vencred, S.A.	776	262,858
	3,229,917	20,497,719
MEMORANDUM ACCOUNTS:		
Guarantees granted-		
Valores Vencred, S.A.	580,000	580,000
Other	6,165	15,165
	586,165	595,165

23. FOREIGN CURRENCY POSITION:

The balances in foreign currency included in the balance sheets, are detailed as follows:

	December 31, 2000		June 30, 2000	
	US$	Bs.	US$	Bs.
ASSETS:				
Cash and due from banks	41,158	28,769,481	62,681	42,716,817
Investment securities	99,450	69,515,552	169,347	115,410,184
Loan portfolio	4,203	2,937,470	1,468	1,000,334
Interest receivable	1,100	769,132	2,214	1,509,478
Other assets	446	311,959	374	246,285
	146,357	102,303,594	236,084	160,883,098

	December 31, 2000		June 30, 2000	
	US$	Bs.	US$	Bs.
LIABILITIES:				
Customers' deposits	(59,764)	(41,774,735)	(38,468)	(26,215,721)
Other borrowings, other demand obligations and other financial intermediation obligations	(1,636)	(1,143,280)	(992)	(675,808)
Interest payable	(57)	(39,516)	-	-
Other liabilities	(86)	(60,137)	(42)	(28,764)
	(61,543)	(43,017,668)	(39,502)	(26,920,293)
MEMORANDUM ACCOUNTS:				
Debit contingent accounts, net	(79,653)	(55,677,365)	(15,266)	(10,403,542)
Other debit memorandum accounts, net	(12,095)	(8,454,491)	(165,380)	(116,250,678)
	(91,748)	(64,131,856)	(180,646)	(126,654,220)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euro, pound sterling, German marc, Canadian dollars, yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended December 31 and June 30, 2000, the Bank obtained income corresponding to exchange fluctuations, including income from foreign currency forward exchange transactions, of approximately Bs. 6,174,000 and Bs. 7,900,000, and losses of approximately Bs. 369,000 and Bs. 336,000, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, commercial banks should maintain their net position in foreign currency within limits provided by Banco Central de Venezuela (BCV) through special resolutions. As of December 31 and June 30, 2000, the net position in foreign currency allowed by BCV was US$ 16,705 (Bs. 11,767,968) and US$ 1,477 (Bs. 11,006,897), respectively, equivalent to 15% of net stockholders' equity. The net position in foreign currency maintained for those dates, calculated based on the Bank's individual financial statements under parameters provided by said institution amounts to US$ 6,934 (Bs. 4,846,146) and US$ 11,381 (BS. 7,756,036).

24. AMENDMENT TO THE INCOME TAX LAW:

The Amendment to the Income Tax Law published in Official Gazette N° 5390 on October 22, 1999, includes some regulations which will be effective January 1, 2001, as follows:

a. A new taxability regime to worldwide income, which includes taxability applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows to credit income taxes paid abroad.

b. A proportional tax on dividends is introduced equivalent to 34%. Dividends from companies engaged in hydrocarbon exploitation and related products will be taxed with a rate of 67.7%.

25. MINIMUM CAPITAL STOCK REQUIRED:

On December 18, 2000, the Venezuelan Superintendence of Banks and Other Financial Institutions issued Resolution N° 353-00, published in Official Gazette N° 37104 dated December 21, 2000, which provides for the new requirements of paid-in capital stock that financial institutions must comply with in Venezuela. These financial institutions will have three months, from the effectiveness of such resolution, to make the corresponding adjustments to their capital stocks.

Paid-in capital stock required for Commercial Banks, pursuant to Resolution N° 353-00 referred to above, amounts to Bs. 13,920,000. As of December 31, 2000, the Bank's paid-in capital stock amounts to Bs. 25,272,000.

26. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

Supplemental pro forma
Financial statements
As of December 31, 2000 and June 30, 2000

EXHIBIT I

BANCO VENEZOLANO DE CREDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA BALANCE SHEETS -- DECEMBER 31 AND JUNE 30, 2000

(Stated in thousands of constant bolivars)

ASSETS	December 31, 2000	June 30, 2000
CASH AND DUE FROM BANKS:		
Cash	14,185,380	8,862,122
Banco Central de Venezuela	41,797,110	43,954,320
Due from domestic banks and other financial institutions	5,376,986	3,342,327
Due from foreign banks and correspondents	25,154,959	41,860,661
Due from main office and branches	-	-
Clearing house funds	23,754,461	18,048,195
(Allowance for cash and due from banks)	(1,210)	(1,285)
	110,267,686	116,066,340
INVESTMENT SECURITIES		
Trading securities	628,916	45,275
Available-for-sale securities	15,040,144	6,134,249
Held-to-maturity securities	62,525,334	68,760,764
Other securities	29,700,000	8,494,896
Restricted cash investments	6,990,000	47,842,207
(Allowance for investment securities)	-	-
	114,884,394	131,277,391
LOAN PORTFOLIO):		
Current loans	181,399,350	158,380,793
Restructured loans	2,209,840	2,694,907
Past-due loans	1,776,826	1,121,272
Loans in litigation	1,320,122	1,088,575
(Allowance for loan portfolio)	(6,978,735)	(8,419,160)
	179,727,403	154,866,387
INTEREST AND COMMISSIONS RECEIVABLE		
Accrued interest receivable from cash and due from banks	22,625	21,654
Accrued interest receivable from investment securities	1,362,650	835,300
Accrued interest receivable from loan portfolio	1,450,714	1,316,997
Commissions receivable	269,273	582,217
Accrued interest receivable from other accounts receivable	183,761	1,537,938
(Allowance for accrued interest receivable from loan portfolio and other)	(27,200)	(165,650)
	3,261,823	4,128,656
INVESTMENTS IN FOREIGN SUBSIDIARIES, AFFILIATES, BRANCHES AND AGENCIES:		
Investments in other institutions	4,484,502	6,380,280
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(134,164)	(134,566)
	4,350,338	6,245,714
FORECLOSED ASSETS	3,951,048	4,802,889
PROPERTY AND EQUIPMENT	37,668,408	37,785,434
OTHER ASSETS	4,182,785	3,935,115
	458,293,885	459,107,926
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	133,828,191	90,715,017
Trust assets	955,938,633	913,330,023
Other trust	36,008,248	22,657
Other memorandum debit accounts	515,485,339	666,327,374
	1,641,260,411	1,670,395,071

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2000	June 30, 2000
CUSTOMERS' DEPOSITS		
Deposits in current accounts	153,719,853	139,280,550
Other demand obligations	35,762,998	32,789,220
Money transaction table obligations	-	-
Savings deposits	93,216,203	88,558,492
Time deposits	2,311,779	1,773,791
Securities issued by the Bank	-	-
Restricted customers' deposits	19,892,031	6,232,795
	304,902,864	268,634,848
DEPOSITS AND BORROWINGS FROM BANCO NACIONAL DE AHORRO Y PRÉSTAMO (BANAP)	-	-
OTHER BORROWINGS		
Obligations with domestic financial institutions up to one year	20,689,639	57,261,277
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	107,531	168,813
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	-	-
	20,797,170	57,430,090
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	1,164,309	727,082
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	33,994	91,124
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	5,800	423,414
Accrued expenses for other financial intermediation obligations	35,269	209,568
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	75,063	724,106
OTHER LIABILITIES	19,829,651	18,090,821
Total liabilities	346,769,057	345,606,947
STOCKHOLDERS' EQUITY		
Paid-in capital	25,272,000	21,060,000
Capital stock updating	135,642,447	135,571,945
Uncapitalized equity contributions	13,933,143	13,933,143
Capital reserves	126,677,904	126,005,618
Retained earnings	22,648,870	30,207,426
Unrealized loss in available-for-sale securities	(113,936)	(52,099)
Result from exposure to inflation	(212,535,600)	(213,225,054)
Total stockholders' equity	111,524,828	113,500,979
	458,293,885	459,107,926
MEMORANDUM ACCOUNTS	1,641,260,411	1,670,395,071

EXHIBIT II

BANCO VENEZOLANO DE CREDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2000
(Stated in thousands of constant bolivars, except for amounts per share)

	December 31, 2000	June 30, 2000
FINANCIAL INCOME		
Cash and due from banks	1,624,928	1,705,633
Investment securities	3,612,885	3,506,703
Loan portfolio	17,116,919	20,087,182
Other accounts receivable	1,069,552	1,632,594
Investments in foreign subsidiaries, affiliates, branches and agencies	-	-
Main office, branches and agencies	-	-
Other	55,753	318,824
	23,480,037	27,250,936
FINANCIAL EXPENSES		
Customers' deposits	2,208,630	3,746,061
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	1,406,389	1,728,368
Other financial intermediation obligations	15,589	-
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	9,965	19,929
Monetary loss	3,649,612	3,979,123
	7,290,185	9,473,481
Gross financial margin	16,189,852	17,777,455
RECOVERY OF FINANCIAL ASSETS	121,372	434,330
PROVISIONS FOR UNCOLLECTIBLE AND DEVALUATED FINANCIAL ASSETS		
Provision for uncollectible loans and other accounts receivable	94,628	297
Provision for devaluation of financial investments	-	-
Provision for reconciling items	-	-
	94,628	297
Net financial margin	16,216,596	18,211,488
LESS- OPERATING EXPENSES		
Personnel	10,222,946	10,118,790
Operating	8,872,044	10,669,767
Payments to Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE)	454,374	450,149
Payments to the Venezuelan Superintendence of Banks and Other Financial Institutions	43,438	46,269
	19,592,802	21,284,975
Financial intermediation margin	(3,376,206)	(3,073,487)
OTHER OPERATING INCOME	12,880,679	17,330,081
OTHER OPERATING EXPENSES	2,513,044	2,577,224
Gross margin	6,991,429	11,679,370
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	101,234	32,124
Gross income before income taxes	6,890,195	11,647,246
INCOME TAXES	184,340	130,901
Net income	6,705,855	11,516,345
ALLOCATION OF NET INCOME		
Legal reserve	672,286	866,039
Statutory profit- sharing-		
Board of Directors	1,276,889	1,645,473
Officers and employees	-	-
	1,276,889	1,645,473
Retained earnings-		
Undistributed and restricted surplus	2,378,340	4,502,417
Surplus to be applied	2,378,340	4,502,416
	4,756,680	9,004,833
	6,705,855	11,516,345
EARNINGS PER SHARE (in bolivars)	139	282
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	48,334	40,782

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2000
(Stated in thousands of constant bolivars)

	Paid-in capital	Capital stock updating	Uncapitalized equity contributions	Capital reserves	Retained earnings: Undistributed and restricted surplus	Retained earnings: Surplus to be applied	Retained earnings: Total	Unrealized gain (loss)	Result from exposure to inflation	Total stockholders' equity
BALANCES, as of December 31, 1999	18,427,500	135,279,549	13,933,143	125,139,579	15,647,317	15,624,677	31,271,994	(25,987)	(219,275,698)	104,750,080
Net result for the six-month period	-	-	-	-	-	11,516,345	11,516,345	-	-	11,516,345
Transfer to legal reserve	-	-	-	866,039	-	(866,039)	(866,039)	-	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	-	(1,645,473)	(1,645,473)	-	-	(1,645,473)
Dividends declared-										
Cash	-	-	-	-	-	(7,144,505)	(7,144,505)	-		(7,144,505)
Shares	2,632,500	292,396	-	-	(2,924,896)	-	(2,924,896)	-	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	-	(26,112)	-	(26,112)
Transfer of 50% of the income for the six-month period to the restricted surplus account	-	-	-	-	4,502,416	(4,502,416)	-	-	-	-
Effect on the result adjusted for inflation for changing monetary investments in subsidiaries and affiliates in nonmonetary investments	-	-	-	-	-	-	-	-	6,050,644	6,050,644
BALANCES, as of June 30, 2000	21,060,000	135,571,945	13,933,143	126,005,618	17,224,837	12,982,589	30,207,426	(52,099)	(213,225,054)	113,500,979
Net result for the six-month period	-	-	-	-	-	6,705,855	6,705,855	-	-	6,705,855
Transfer to legal reserve	-	-	-	672,286	-	(672,286)	(672,286)	-	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	-	(1,278,889)	(1,278,889)	-	-	(1,278,889)
Dividends declared-										
Cash	-	-	-	-	-	(8,032,734)	(8,032,734)	-		(8,032,734)
Shares	4,212,000	70,502	-	-	(4,282,502)	-	(4,282,502)	-	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	-	(61,837)	-	(61,837)
Effect on the result adjusted for inflation for changing monetary investments in subsidiaries and affiliates in nonmonetary investments	-	-	-	-	2,378,340	(2,378,340)	-	-	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	-	-	689,454	689,454
BALANCES, as of December 31, 2000	25,272,000	135,642,447	13,933,143	126,677,904	15,320,675	7,328,195	22,648,870	(113,936)	(212,535,600)	111,524,828

EXHIBIT IV

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2000
(Stated in thousands of constant bolivars)

	December 31, 2000	June 30, 2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income for the six-month period	6,705,855	11,516,345
Adjustments to reconcile net income to cash provided by operating activities-		
Provision for uncollectible and devaluated financial assets	94,628	1,661,575
Other provisions	-	(21,865)
Depreciation and amortization	1,909,259	4,286,571
Net change in trading securities	(583,641)	15,029
Net change in other assets	(247,672)	3,895,727
Net change in interest and commissions receivable	866,833	(985,960)
Net change in accruals and other liabilities	1,738,830	(2,171,002)
Net change in interest and commissions payable	(649,043)	230,172
Statutory earnings	(1,276,889)	(1,645,473)
Net cash provided by operating activities	8,558,160	16,781,119
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES		
Net change in customers' deposits	36,268,017	34,784,013
Net change in other borrowings	(36,632,920)	27,334,425
Net change in other financial intermediation obligations	437,227	(47,627)
Dividends paid	(8,032,734)	(7,144,505)
Net cash (used in) provided by financing activities	(7,960,410)	54,926,306
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(492,686,073)	(24,172,400)
Loans collected for the period	467,730,431	74,531,566
Net change in available-for-sale securities	(8,967,732)	3,522,949
Net change in held-to-maturity securities	6,235,430	(44,267,171)
Net change in other investment securities	(21,205,104)	(8,494,896)
Net change in restricted cash investment	40,852,207	(39,569,884)
Net change in investment in foreign subsidiaries, affiliates, branches and agencies	2,584,830	337,760
Additions to property and equipment and foreclosed assets, net	(940,393)	(2,273,818)
Net cash used in investing activities	(6,396,404)	(40,385,894)
Net (decrease) increase in cash and due from banks	(5,798,654)	31,321,531
CASH AND DUE FROM BANKS, at the beginning of the six-month period	116,066,340	84,744,809
CASH AND DUE FROM BANKS, at the end of the six-month period	110,267,686	116,066,340

EXHIBIT V

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

NOTES TO SUPPLEMENTAL PRO FORMA FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2000

1. SUPPLEMENTAL INFORMATION:

The inflation-adjusted financial statements, presented as supplemental pro forma information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

2. BASIS OF PRESENTATION:

The financial statements adjusted for inflation effects have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars as of December 31, 2000, based upon the general price-level method, in order to reflect the purchasing power of the currency at year-end.

The purpose of the adjustment for inflation is to update the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market value, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior year (June 2000) have been updated in currency of the last year-end and these amounts differ from the amounts presented originally in currency of the corresponding year. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of prior year, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to update its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index for the metropolitan area of Caracas, published monthly by Banco Central de Venezuela, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	December 31, 2000	June 30, 2000
Year-end	205.98	193.98
Average index	200.11	187.79

The accumulated inflation rates for the six-month periods ended December 31, and June 30, 2000 were 7.35% and 6.78%, respectively.

A summary of the procedures applied to restate the financial statements for inflation effects, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interest and commission receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interest and commissions payable and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in foreign subsidiaries and affiliates, branches and agencies, foreclosed assets, property and equipment and certain items of other assets, are adjusted by applying the general consumer price index, in accordance with the date in which they originated.

c. Paid-in capital stock, accumulated results and other equity accounts are restated from the date of contribution or origin, through the application of the general consumer price index.

d. The profit and loss accounts (statements of income) are restated based on the general average price index for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the updatings made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption of the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Banco Venezolano de Crédito, S.A.C.A.

d Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.25,272,000 - Reserves: Bs.55,823,222

Unofficial Convenience Translation

Balance at January 31, 2001 (in thousands of Bolivars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	105,940,248	122,102,262
Cash	11,749,264	11,749,264
Central Bank of Venezuela	46,398,648	46,398,648
Banks and other National Financial Institutions	5,386,099	5,386,099
Banks and Foreign Branches	9,856,200	25,957,090
Main Office and Branches	0	0
Short Term Negotiable Instruments	32,551,247	32,612,371
(Allowances for Current Assets Losses)	(1,210)	(1,210)
Investments in Financial Instruments	70,279,045	99,750,285
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	17,003,851	17,003,851
Investments in Financial Instruments to Be Collected at Maturity	11,637,753	41,108,993
Investments in Other Financial Instruments	34,589,404	34,589,404
Restricted Liquidity Investments	7,048,037	7,048,037
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	176,035,507	176,265,924
Current Loans	177,757,049	178,001,816
Restructured Loans	1,876,304	1,876,304
Overdue Loans	2,148,421	2,148,421
Credits in Litigation	1,218,133	1,218,133
(Allowance for Loan Portfolio Losses)	(6,964,400)	(6,978,750)

.iabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	260,956,543	305,871,831
Checking Account Deposits	128,143,407	157,994,440
Non-Interest Bearing Checking Accounts	128,078,897	128,078,897
Interest Bearing Checking Accounts	64,510	29,915,543
Other At-Sight Obligations	31,274,316	31,274,316
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	94,341,676	94,341,676
Time Deposits	250	2,123,068
Securities Issued by the Institution	0	0
Restricted Deposits	7,196,894	20,138,331
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings And Loan Bank	0	0
Other Financings	11,528,651	11,528,651
Obligations with National Financial Institutions for up to one year	11,446,834	11,446,834
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one	81,817	81,817
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	25,272,000	25,272,000
Paid-in Capital	25,272,000	25,272,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,373,074	23,373,074
Adjustments to Stockholder's Equity	0	0
Retained Earnings	32,275,028	32,275,028
Unrealized Gain or Loss	29,507	29,507
Total Net Worth	**81,095,222**	**81,095,222**
Total Liabilities and Stockholder's Equity	**376,256,870**	**421,220,638**
Contingent Debtor Accounts	126,145,886	126,145,886
Trust Assets	959,088,303	959,088,303
Trust Charges	29,417,196	29,417,196
Debtor Accounts for other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts	522,543,384	522,543,384
Transferred Investments	0	0
Loans to Agricultural Sector	17,380,422	17,380,422
Deposits of Official Entities	18,045,149	18,045,149

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Interest and Commissions Receivable	2,950,015	3,423,635
Revenues Receivable for Current Assets	32,838	32,838
Revenues Receivable for Investments in Financial Instruments	806,339	1,278,619
Revenues Receivable for Loan Portfolio	1,478,813	1,480,153
Commissions Receivable	331,250	331,250
Revenues Receivable for Other Accounts Receivable	327,975	327,975
(Allowance for Revenues Receivable for Loan Portfolio And Others)	(27,200)	(27,200)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	1,985,056	611,533
Holdings in other Institutions	639,834	639,834
Investments in Foreign Branches and Offices	1,373,523	
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	3,484,361	3,484,361
Durable Goods	12,161,051	12,161,051
Other Assets	3,421,587	3,421,587
Total Assets	**376,256,870**	**421,220,638**

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Other Obligations due to Intermediation	765,783	765,783
Interest and Commissions Payable	34,091	47,580
Expenses Payable for Deposits from the Public	27,054	40,543
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	4,000	4,000
Expenses Payable for Other Obligations due to Intermediation	3,037	3,037
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	20,088,948	20,123,939
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**293,374,016**	**338,337,784**
Operations	1,787,632	1,787,632

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices

Trust Assets (details)

Type of Trust	Individuals	Entities	Central Administration	Federal, State, Local and Federal District Administrations	Descentralized entities and other entities under Special Regime	Total
Investment	302,469	2,440,602	0	0	0	2,743,071
Guaranty	0	792,635,253	0	0	0	792,635,253
Administration	4,428,566	154,634,198	100,479	1,938	4,544,798	163,709,979
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**4,731,035**	**949,710,053**	**100,479**	**1,938**	**4,544,798**	**959,088,303**

Statement of Published Earnings for the Period from January 01, 2001 – January 31, 2001 (in thousands of Bolivars)

Unofficial Translation

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	3,640,704	3,896,747
Current Assets Income	237,810	294,235
Investments in Financial Instrument Income	542,608	736,351
Loan Portfolio Income	2,662,110	2,664,065
Other Accounts Receivable Income	154,186	158,106
Investments in Subsidiaries, Affiliates		
Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	43,990	43,990
Financial Expenses	385,886	512,099
Deposit Expense	352,272	478,384
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	33,614	33,614
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	101
Gross Financial Margin	3,254,818	3,384,648
Recovery of Financial Assets Income	62,210	62,210
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	0	0
Outstanding Accounts for Conciliation Expenses	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	3,317,028	3,446,858
Transformation Expenses	2,896,965	2,902,774
Personnel Expenses	1,612,746	1,612,746
Operating Expenses	1,190,767	1,196,576
FOGADE Contributions	86,383	86,383
Superintendency of Banks Contributions	7,069	7,069
Intermediation Margin	420,063	544,084
Other Operating Income	1,960,037	1,846,498
Other Operating Expenses	392,468	402,950
Business Margin	1,987,632	1,987,632
Extraordinary Income	0	0
Extraordinary Expenses	0	0
Income Before Taxes	1,987,632	1,987,632
Income Tax	200,000	200,000
Net Income	**1,787,632**	**1,787,632**

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.25,272,000 - Reserves: Bs.55,873,337

Unofficial Convenience Translation

Balance at February 28, 2001 (in thousands of Bolivars)

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	106,398,341	119,623,254
Cash	12,503,899	12,503,899
Central Bank of Venezuela	48,089,481	4,808,9481
Banks and other National Financial Institutions	.4,861,602	4,861,602
Banks and Foreign Branches	12,922,457	26,147,370
Main Office and Branches	0	0
Short Term Negotiable Instruments	28,022,112	28,022,112
(Allowances for Current Assets Losses)	(1,210)	(1,210)
Investments in Financial Instruments	66,066,627	100,600,517
Investments in Negotiable Financial Instruments	0 20,030,370	0 20,030,370
Investments in Financial Instruments Available for Sale	12,520,264	47,054,154
Investments in Financial Instruments to Be Collected at Maturity	19,427,587	19,427,587
Investments in Other Financial Instruments	14,088,406	14,088,406
Restricted Liquidity Investments		
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	174,108,161	174,376,147
Current Loans	175,468,810	175,751,218
Restructured Loans	1,728,124	1,728,124
Overdue Loans	2,481,781	2,481,781
Credits in Litigation	1,372,846	1,372,846
(Allowance for Loan Portfolio Losses)	(6,943,400)	(6,957,822)

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	254,907,885	301,635,040
Checking Account Deposits	134,837,047	165,694,407
Non-Interest Bearing Checking Accounts	134,679,226	134,679,226
Interest Bearing Checking Accounts	157,821	31,015,181
Other At-Sight Obligations	20,379,608	20,454,504
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	92,404,191	92,404,191
Time Deposits	250	2,384,256
Securities Issued by the Institution	0	0
Restricted Deposits	7,286,789	20,697,682
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the *National Savings And Loan Bank*	0	0
Other Financings	16,885,910	16,885,910
Obligations with National Financial *Institutions for up to one year*	16,806,912	16,806,912
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one	78,998	78,998
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	25,272,000	25,272,000
Paid-in Capital	25,272,000	25,272,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,373,074	23,373,074
Adjustments to Stockholder's Equity	0	0
Retained Earnings	32,275,028	32,275,028
Unrealized Gain or Loss	79,622	79,622
Total Net Worth	**81,145,337**	**81,145,337**
Total Liabilities and Stockholder's Equity	**373,657,404**	**420,477,168**
Contingent Debtor Accounts	140,597,966	140,597,966
Trust Assets	960,584,336	960,584,336
Trust Charges	27,569,613	27,569,613
Debtor Accounts for other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts	639,902,888	639,902,888
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	16,075,034	16,075,034
Deposits of Official Entities	5,749,776	5,749,776

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Interest and Commissions Receivable	2,548,202	2,790,788
Revenues Receivable for Current Assets	15,351	15,351
Revenues Receivable for Investments in Financial Instruments	574,389	814,552
Revenues Receivable for Loan	1,349,541	1,351,964
Portfolio	331,250	331,250
Commissions Receivable		
Revenues Receivable for Other Accounts Receivable	294,871	294,871
(Allowance for Revenues Receivable for Loan Portfolio And Others)	(17,200)	(17,200)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	2,140,687	646,633
Holdings in other Institutions	674,934	674,934
Investments in Foreign Branches and Offices	1,494,054	
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	3,341,526	3,341,526
Durable Goods	12,376,629	12,376,629
Other Assets	6,677,231	6,721,674
Total Assets	**373,657,404**	**420,477,168**

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Other Obligations due to Intermediation	668,042	668,042
Interest and Commissions Payable	22,533	39,270
Expenses Payable for Deposits from the Public	7,720	24,457
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	925	925
Expenses Payable for Other Obligations due to Intermediation	13,888	13,888
Expenses Payable for Obligations Convertable to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	16,324,840	16,400,712
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**288,809,210**	**335,628,974**
Operations	3,702,857	3,702,857

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices

Trust Assets (details)

Type of Trust	Individuals	Entities	Central Administration	Federal, State, Local and Federal District Administrations	Descentralized entities and other entities under Special Regime	Total
Investment	707,592	2,542,507	0	0	0	3,250,099
Guaranty	0	796,889,355	0	0	0	796,889,355
Administration	4,142,532	151,576,139	101,465	1,953	4,622,793	160,444,882
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**4,850,124**	**951,008,001**	**101,465**	**1,953**	**4,622,793**	**960,584,336**

Statement of Published Earnings for the Period from January 01, 2001 – February 28, 2001 (in thousands of Bolivars)

Unofficial Translation

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	7,137,801	7,625,895
Current Assets Income	389,043	504,553
Investments in Financial Instrument Income	1,086,235	1,447,593
Loan Portfolio Income	5,075,002	5,078,660
Other Accounts Receivable Income	319,735	327,303
Investments in Subsidiaries, Affiliates		
Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	267,786	267,786
Financial Expenses	704,807	935,066
Deposit Expense	663,764	893,855
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	41,043	41,043
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	168
Gross Financial Margin	6,432,994	6,690,829
Recovery of Financial Assets Income	63,675	63,675
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	0	0
Outstanding Accounts for Conciliation Expenses	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	6,496,669	6,754,504
Transformation Expenses	5,794,768	5,806,182
Personnel Expenses	3,258,922	3,258,922
Operating Expenses	2,345,462	2,356,876
FOGADE Contributions	172,764	172,764
Superintendency of Banks Contributions	17,620	17,620
Intermediation Margin	701,901	948,322
Other Operating Income	4,178,421	3,954,633
Other Operating Expenses	775,965	798,598
Business Margin	4,104,357	4,104,357
Extraordinary Income	0	0
Extraordinary Expenses	1,500	1,500
Income Before Taxes	4,102,857	4,102,857
Income Tax	400,000	400,000
Net Income	**3,702,857**	**3,702,857**

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.25,272,000 - Reserves: Bs.53,609,504

Unofficial Convenience Translation

Balance at March 31, 2001 (in thousands of Bolivars)

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	149,308,185	161,671,058
Cash	11,395,900	11,395,900
Central Bank of Venezuela	63,893,553	63,893,553
Banks and other National Financial Institutions	4,641,359	4,641,359
Banks and Foreign Branches	9,309,437	21,350,957
Main Office and Branches	0	0
Short Term Negotiable Instruments	60,069,146	60,390,499
(Allowances for Current Assets Losses)	(1,210)	(1,210)
Investments in Financial Instruments	82,577,735	124,141,291
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	12,724,634	12,724,634
Investments in Financial Instruments to Be Collected at Maturity	23,905,826	65,469,382
Investments in Other Financial Instruments	29,329,000	29,329,000
Restricted Liquidity Investments	16,618,275	16,618,275
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	160,046,273	160,267,927
Current Loans	162,549,409	162,785,557
Restructured Loans	1,557,469	1,557,469
Overdue Loans	1,504,752	1,504,752
Credits in Litigation	1,374,743	1,374,743
(Allowance for Loan Portfolio Losses)	(6,940,100)	(6,954,594)

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	298,780,187	351,379,962
Checking Account Deposits	156,384,246	192,049,981
Non-Interest Bearing Checking Accounts	156,345,724	156,345,724
Interest Bearing Checking Accounts	38,522	35,704,257
Other At-Sight Obligations	42,513,075	42,527,209
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	92,340,877	92,340,877
Time Deposits	250	2,171,585
Securities Issued by the Institution	0	0
Restricted Deposits	7,541,739	22,290,310
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings And Loan Bank	0	0
Other Financings	18,561,134	18,561,134
Obligations with National Financial Institutions for up to one year	18,511,741	18,511,741
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one	49,393	49,393
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	25,272,000	25,272,000
Paid-in Capital	25,272,000	25,272,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,373,074	23,373,074
Adjustments to Stockholder's Equity	0	0
Retained Earnings	30,000,548	30,000,548
Unrealized Gain or Loss	90,269	90,269
Total Net Worth	**78,881,504**	**78,881,504**
Total Liabilities and Stockholder's Equity	**418,230,566**	**470,922,524**
Contingent Debtor Accounts	137,720,617	137,720,617
Trust Assets	966,266,311	966,266,311
Trust Charges	29,571,917	29,571,917
Debtor Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts	658,913,237	658,913,237
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	14,835,983	14,835,983
Deposits of Official Entities	1,417,972	1,417,972

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Interest and Commisions Receivable	2,587,126	2,720,848
Revenues Receivable for Current Assets	20,518	20,518
Revenues Receivable for Investments in Financial Instruments	570,565	700,654
Revenues Receivable for Loan Portfolio	1,286,695	1,290,328
Commisions Receivable	406,921	406,921
Revenues Receivable for Other Accounts Receivable	322,927	322,927
(Allowance for Revenues Receivable for Loan Portfolio And Others)	(20,500)	(20,500)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	2,287,020	646,633
Holdings in other Institutions	674,934	674,934
Investments in Foreign Branches and Offices	1,640,387	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	3,198,691	3,198,691
Durable Goods	12,373,398	12,373,398
Other Assets	5,852,138	5,902,678
Total Assets	**418,230,566**	**470,922,524**

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Other Obligations due to Intermediation	1,170,347	1,170,347
Interest and Commisions Payable	44,960	65,517
Expenses Payable for Deposits from the Public	11,423	31,980
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	12,206	12,206
Expenses Payable for Other Obligations due to Intermediation	21,331	21,331
Expenses Payable for Obligations Convertable to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	15,269,741	15,341,367
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**333,826,369**	**386,518,327**
Operations	5,522,693	5,522,693

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices

Trust Assets (details)

Type of Trust	Individuals	Entities	Central Administration	Federal, State, Local and Federal District Administrations	Descentralized entities and other entities under Special Regime	Total
Investment	912,815	2,567,177	0	0	0	3,479,992
Guaranty	0	798,105,371	0	0	0	798,105,371
Administration	4,259,153	155,558,426	102,352	1,972	4,759,045	164,680,948
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	5,171,968	956,230,974	102,352	1,972	4,759,045	966,266,311

Statement of Published Earnings for the Period from January 01, 2001 – March 31, 2001 (in thousands of Bolivars)

Unofficial Translation

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	10,883,587	11,633,021
Current Assets Income	565,476	745,610
Investments in Financial Instrument Income	1,703,779	2,256,274
Loan Portfolio Income	7,596,702	7,602,322
Other Accounts Receivable Income	575,644	586,829
Investments in Subsidiaries, Affiliates		
Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	441,986	441,986
Financial Expenses	1,114,843	1,463,213
Deposit Expense	1,001,842	1,349,920
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	113,001	113,001
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	292
Gross Financial Margin	9,768,744	10,169,808
Recovery of Financial Assets Income	187,409	187,409
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	0	0
Outstanding Accounts for Conciliation Expenses	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	9,956,153	10,357,217
Transformation Expenses	8,907,132	8,923,537
Personnel Expenses	4,905,147	4,905,147
Operating Expenses	3,716,410	3,732,815
FOGADE Contributions	259,146	259,146
Superintendency of Banks Contributions	26,429	26,429
Intermediation Margin	1,049,021	1,433,680
Other Operating Income	6,320,738	5,962,964
Other Operating Expenses	1,190,086	1,216,971
Business Margin	6,179,673	6,179,673
Extraordinary Income	0	0
Extraordinary Expenses	56,980	56,980
Income Before Taxes	6,122,693	6,122,693
Income Tax	600,000	600,000
Net Income	**5,522,693**	**5,522,693**

Financial Ratios

1. Stockholder's Equity
   - 1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 20.18
   - 1.2 Non-Yielding Assets x 100 = 166.19
2. Banking Solvency and Assets' Quality
   - 2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 4.16
   - 2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 1.72
3. Management
   - 3.1 (Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 13.08
   - 3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 79.22
4. Profitability
   - 4.1 Net Income / Average Asset x 100 = 5.69
   - 4.2 Net Income / Average Stockholders' Equity x 100 = 27.44
5. Liquidity
   - 5.1 Current Assets / Deposits from the Public x 100 = 49.97
   - 5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 54.23

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.25,272,000 - Reserves: Bs.53,468,476

Unofficial Convenience Translation

Balance at April 30, 2001 (in thousands of Bolivars)

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	105,620,680	118,139,983
Cash	11,516,024	11,516,024
Central Bank of Venezuela	42,247,890	42,247,890
Banks and other National Financial Institutions	5,701,070	5,701,070
Banks and Foreign Branches	16,052,847	28,408,182
Main Office and Branches	0	0
Short Term Negotiable Instruments	30,104,059	30,268,027
(Allowances for Current Assets Losses)	(1,210)	(1, 210)
Investments in Financial Instruments	56,723,518	101,117,695
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	10,452,705	10,452,705
Investments in Financial Instruments to Be Collected at Maturity	15,497,945	59,892,122
Investments in Other Financial Instruments	14,000,000	14,000,000
Restricted Liquidity Investments	16,772,868	16,772,868
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	197,646,123	197,807,267
Current Loans	200,144,332	200,320,062
Restructured Loans	1,549,849	1,549,849
Overdue Loans	1,533,064	1,533,064
Credits in Litigation	1,358,978	1,358,978
(Allowance for Loan Portfolio Losses)	(6,940,100)	(6,954,686)

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	249,842,227	305,336,181
Checking Account Deposits	134,505,786	172,000,965
Non-Interest Bearing Checking Accounts	134,430,849	134,430,849
Interest Bearing Checking Accounts	74,937	37,570,116
Other At-Sight Obligations	15,146,069	15,174,519
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	92,462,096	92,462,096
Time Deposits	250	2,031,829
Securities Issued by the Institution	0	0
Restricted Deposits	7,728,026	23,666,772
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings And Loan Bank	0	0
Other Financings	33,581,622	33,581,622
Obligations with National Financial Institutions for up to one year	33,520,378	33,520,378
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one	61,244	61,244
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	25,272,000	25,272,000
Paid-in Capital	25,272,000	25,272,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,373,074	23,373,074
Adjustments to Stockholder's Equity	0	0
Retained Earnings	30,000,548	30,000,548
Unrealized Gain or Loss	(50,759)	(50,759)
Total Net Worth	**78,740,476**	**78,740,476**
Total Liabilities and Stockholder's Equity	**387,644,887**	**443,204,585**
Contingent Debtor Accounts	137,418,582	137,418,582
Trust Assets	979,460,905	979,460,905
Trust Charges	32,038,220	32,038,220
Debtor Accounts for other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts	600,142,293	600,142,293
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	14,913,383	14,913,383
Deposits of Official Entities	1,965,019	1,965,019

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Interest and Commisions Receivable	2,448,281	2,680,645
Revenues Receivable for Current Assets	15,180	15,180
Revenues Receivable for Investments in Financial Instruments	405,358	637,022
Revenues Receivable for Loan Portfolio	1,517,084	1,517,784
Commisions Receivable	365,428	365,428
Revenues Receivable for Other Accounts Receivable	165.731	165.731
(Allowance for Revenues Receivable for Loan Portfolio And Others)	(20,500)	(20,500)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	2,444,785	646,633
Holdings in other Institutions	674,934	674,934
Investments in Foreign Branches and Offices	1,798,152	
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	3,408,790	3,408,790
Durable Goods	12,321,097	12,321,097
Other Assets	7,031,613	7,082,475
Total Assets	**387,644,887**	**443,204,585**

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Other Obligations due to Intermediation	1,328,308	1,328,308
Interest and Commisions Payable	88,887	99,336
Expenses Payable for Deposits from the Public	8,340	18,789
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	4,167	4,167
Expenses Payable for Other Obligations due to Intermediation	76,380	76,380
Expenses Payable for Obligations Convertable to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	17,042,633	17,097,928
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**301,883,677**	**357,443,375**
Operations	7,020,734	7,020,734

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices

Trust Assets (details)

Type of Trust	Individuals	Entities	Central Administration	Federal, State, Local and Federal District Administrations	Descentralized entities and other entities under Special Regime	Total
Investment	920,907	2,594,760	0	0	0	3,515,667
Guaranty	0	803,350,869	0	0	0	803,350,869
Administration	4,319,921	163,262,456	103,613	1,995	4,906,384	172,594,369
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	5,240,828	969,208,085	103,613	1,995	4,906,384	979,460,905

Statement of Published Earnings for the Period from January 01, 2001 – April 30, 2001 (in thousands of Bolivars)

Unofficial Translation

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	14,215,179	15,230,188
Current Assets Income	777,592	1,006,053
Investments in Financial Instrument Income	2,179,692	2,944,757
Loan Portfolio Income	9,956,944	9,964,148
Other Accounts Receivable Income	858,965	873,244
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	441,986	441,986
Financial Expenses	1.542.671	1,999,749
Deposit Expense	1,297,171	1,751,980
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	245,500	245,500
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	2,269
Gross Financial Margin	12,672,508	13,230,439
Recovery of Financial Assets Income	235,803	235,803
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	0	0
Outstanding Accounts for Conciliation Expenses	0	0

		Consolidated with Foreign Branches and Offices
Net Financial Margin	12,908,311	13,466,242
Transformation Expenses	11,784,106	11,805,594
Personnel Expenses	6,519,688	6,519,688
Operating Expenses	4,883,651	4,905,139
FOGADE Contributions	345,528	345,528
Superintendency of Banks Contributions	35,239	35, 239
Intermediation Margin	1,124,205	1,660,648
Other Operating Income	8,496,880	7,994,452
Other Operating Expenses	1,743,371	1,777,386
Business Margin	7,877,714	7,877,714
Extraordinary Income	0	0
Extraordinary Expenses	56,980	56,980
Income Before Taxes	7,820,734	7,820,734
Income Tax	800,000	800,000
Net Income	**7,020,734**	**7,020,734**

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.49,313,917

Unofficial Convenience Translation

Balance at May 31, 2001 (in thousands of Bolivars)

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	122,900,763	147,420,191
Cash	11,162,986	11,162,986
Central Bank of Venezuela	45,143,369	45,143,369
Banks and other National Financial Institutions	4,514,049	4,514,049
Banks and Foreign Branches	17,349,357	41,716,217
Main Office and Branches	0	0
Short Term Negotiable Instruments	44,732,212	44,884,780
(Allowances for Current Assets Losses)	(1,210)	(1,210)
Investments in Financial Instruments	55,844,412	97,988,729
Investments in Negotiable Financial Instruments	0 5,313,323	0 5,313,323
Investments in Financial Instruments Available for Sale	28,091931	70,236,248
Investments in Financial Instruments to Be Collected at Maturity	9,500,00	9,500,00
Investments in Other Financial Instruments	12,939,158	12,939,158
Restricted Liquidity Investments		
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	184,181,795	184,392,871
Current Loans	186,187,601	186,413,319
Restructured Loans	1,534,609	1,534,609
Overdue Loans	1,154,313	1,154,313
Credits in Litigation	2,345,372	2,345,372
(Allowance for Loan Portfolio Losses)	(7,040,100)	(7,054,742)

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	260,127,915	325,159,679
Checking Account Deposits	134,950,105	179,372,176
Non-Interest Bearing Checking Accounts	134,863,512	134,863,512
Interest Bearing Checking Accounts	86,593	44,508,664
Other At-Sight Obligations	30,816,850	30,844,374
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	87,826,923	87,826,923
Time Deposits	250	2,671,221
Securities Issued by the Institution	0	0
Restricted Deposits	6,533,787	24,444,985
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings And Loan Bank	0	0
Other Financings	31,467,169	31,467,169
Obligations with National Financial Institutions for up to one year	31,404,502	31,404,502
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one	62,667	62,667
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484000	29,484,000
Paid-in Capital	29,484000	29,484,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,373,074	23,373,074
Adjustments to Stockholder's Equity	0	0
Retained Earnings	25,788,548	25,788,548
Unrealized Gain or Loss	6,682	6,682
Total Net Worth	**78,797,917**	**78,797,917**
Total Liabilities and Stockholder's Equity	**397,688,681**	**462,794,003**
Contingent Debtor Accounts	149,785,557	149,785,557
Trust Assets	1,057,220,141	1,057,220,141
Trust Charges	24,720,629	24,720,629
Debtor Accounts for other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts	602,293,668	602,293,668
Other Debtor Registrion Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	14,796,428	14,796,428
Deposits of Official Entities	5,829,841	5,829,841

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Interest and Commisions Receivable	2,587,647	2,775,583
Revenues Receivable for Current Assets	18,692	18,692
Revenues Receivable for Investments in Financial Instruments	206,764	393,125
Revenues Receivable for Loan Portfolio	1,750,147	1,751,722
Commisions Receivable	366,311	366,311
Revenues Receivable for Other Accounts Receivable	266,233	266,233
(Allowance for Revenues Receivable for Loan Portfolio And Others) (59,700)	(20,500)	(20,500)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	2,629,750	646,634
Holdings in other Institutions	674,935	674,935
Investments in Foreign Branches and Offices	1,983,116	
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	3,180,053	3,180,053
Durable Goods	12,267,411	12,267,411
Other Assets	14,096,850	14,122,531
Total Assets	**397,688,691**	**462,794,003**

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Other Obligations due to Intermediation	2,011,358	2,011,358
Interest and Commisions Payable	46,956	58,414
Expenses Payable for Deposits from the Public	31,729	43,187
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	11,455	11,455
Expenses Payable for Other Obligations due to Intermediation	3,772	3,772
Expenses Payable for Obligations Convertable to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	16,070,380	16,132,480
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**309,723,778**	**374,829,100**
Operations	9,166,986	9,166,986

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices

Trust Assets (details)

Type of Trust	Individuals	Entities	Central Administration	Federal, State, Local and Federal District Administrations	Descentralized entities and other entities under Special Regime	Total
Investment	955,801	2,410,210	0	0	0	3,376,011
Guaranty	0	806,262,140	0	0	0	806,262,140
Administration	4,416,509	238,134,938	104,967	2,016	4,923,560	247,581,990
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	5,382,310	1,046,807,288	104,967	2,016	4,923,560	1,057,220,141

Statement of Published Earnings for the Period from January 01, 2001 – May 31, 2001 (in thousands of Bolivars)

Unofficial Translation

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	17,821,163	19,161,373
Current Assets Income	954,015	1,233,349
Investments in Financial Instrument Income	2,670,556	3,704,337
Loan Portfolio Income	12,611,061	12,619,824
Other Accounts Receivable Income	1,107,445	1,125,777
Investments in Subsidiaries, Affiliates		
Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	478,086	478,086
Financial Expenses	2,032,748	2,585,520
Deposit Expense	1,627,671	2,178,151
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	395,132	395,132
Obligations due to Intermediation Expense	7,880	7,880
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	2,065	4,357
Gross Financial Margin	15,788,415	16,575,853
Recovery of Financial Assets Income	378,399	378,399
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	0	0
Outstanding Accounts for Conciliation Expenses	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	16,166,814	16,954,252
Transformation Expenses	14,795,921	14,823,979
Personnel Expenses	8,278,198	8,280,339
Operating Expenses	6,041,764	6,067,681
FOGADE Contributions	431,910	431,910
Superintendency of Banks Contributions	44,049	44,049
Intermediation Margin	1,370,893	2,130,273
Other Operating Income	11,172,493	10,490,561
Other Operating Expenses	2,299,420	2,376,868
Business Margin	10,243,966	10,243,966
Extraordinary Income		0
Extraordinary Expenses	0	76,980
Income Before Taxes	10,166,986	10,166,986
Income Tax	1,000,000	1,000,000
Net Income	**9,166,986**	**9,166,986**

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.63,487,505

Unofficial Convenience Translation

Balance at June 30, 2001 (in thousands of Bolivars)

Assets	6 Months Ended 6/30/2001		6 Months Ended 12/31/2000	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	107,364,900	122,338,824	100,558,863	110,267,686
Cash	14,454,321	14,454,321	14,185,380	14,185,380
Central Bank of Venezuela	41,820,694	41,820,694	41,797,110	41,797,110
Banks and other National Financial Institutions	3,714,915	3,714,915	5,376,986	5,376,986
Banks and Foreign Branches	20,068,984	34,826,042	15,514,889	25,154,959
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	27,307,196	27,524,062	23,685,708	23,754,461
(Allowances for Current Assets Losses)	(1,210)	(1,210)	(1,210)	(1,210)
Investments in Financial Instruments	64,594,099	117,507,246	82,323,795	114,884,394
Investments in Negotiable Financial Instruments	0	0	628,916	628,916
Investments in Financial Instruments Available for Sale	1,809,657	1,809,657	15,040,144	15,040,144
Investments in Financial Instruments to be Collected at Maturity	27,923,205	80,836,352	29,964,735	62,525,334
Investments in Other Financial Instruments	23,000,000	23,000,000	29,700,000	29,700,000
Restricted Liquidity Investments	11,861,237	11,861,237	6,990,000	6,990,000
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	194,571,831	194,751,199	179,459,979	179,727,403
Current Loans	196,543,284	196,737,376	181,117,591	181,399,350
Restructured Loans	1,494,283	1,494,283	2,209,840	2,209,840
Overdue Loans	1,498,370	1,498,370	1,776,826	1,776,826
Credits in Litigation	2,075,994	2,075,994	1,320,122	1,320,122
(Allowance for Loan Portfolio Losses)	(7,040,100)	(7,054,824)	(6,964,400)	(6,978,735)
Interest and Commissions Receivable	3,462,526	3,622,909	2,780,163	3,261,823
Revenues Receivable for Current Assets	51,908	51,908	22,625	22,625
Revenues Receivable for Investments in Financial Instruments	245,773	403,725	881,143	1,362,650
Revenues Receivable for Loan Portfolio	2,022,739	2,025,170	1,450,561	1,450,714
Commissions Receivable	795,605	795,605	269,273	269,273
Revenues Receivable for Other Accounts Receivable	367,001	367,001	183,761	183,761
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(20,500)	(20,500)	(27,200)	(27,200)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	7,825,417	5,571,114	1,866,022	611,533
Holdings in Other Institutions	5,599,414	5,599,414	639,834	639,834
Investments in Foreign Branches and Offices	2,254,303	0	1,254,489	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,300)	(28,300)	(28,301)	(28,301)
Liquid Assets	2,973,748	2,973,748	2,581,958	2,581,958
Durable Goods	22,536,997	22,536,997	12,764,193	12,764,193
Other Assets	3,821,031	3,821,031	3,627,641	3,627,641
Total Assets	**407,150,549**	**473,123,068**	**385,962,614**	**427,726,631**

Exemption Number 82-4422

Liabilities	6 Months Ended 6/30/2001 Venezuela Operations	6 Months Ended 6/30/2001 Consolidated with Foreign Branches and Offices	6 Months Ended 12/31/2000 Venezuela Operations	6 Months Ended 12/31/2000 Consolidated with Foreign Branches and Offices
Deposits from the Public	267,866,114	333,810,506	263,182,370	304,902,864
Checking Account Deposits	141,571,792	184,036,789	126,912,986	153,719,853
Non-Interest Bearing Checking Accounts	141,410,652	141,410,652	126,723,323	126,723,323
Interest Bearing Checking Accounts	161,140	42,626,137	189,663	26,996,530
Other At-Sight Obligations	32,864,828	32,901,546	35,762,998	35,762,998
Obligations for *mesa de dinero* Operations	0	0	0	0
Savings Deposits	86,775,184	86,775,184	93,216,203	93,216,203
Time Deposits	250	3,468,317	250	2,311,779
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	6,654,060	26,628,670	7,289,933	19,892,031
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	26,199,144	26,199,144	20,797,170	20,797,170
Obligations with National Financial Institutions for up to one year	26,098,766	26,098,766	20,689,639	20,689,639
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	100,378	100,378	107,531	107,531
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	0	0	0	0
Other Obligations due to Intermediation	2,104,668	2,104,668	1,164,309	1,164,309
Interest and Commissions Payable	50,496	64,757	60,861	75,063
Expenses Payable for Deposits from the Public	33,798	48,059	19,792	33,994
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	16,698	16,698	5,800	5,800
Expenses Payable for Other Obligations due to Intermediation	0	0	35,269	35,269
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	17,958,621	17,972,487	19,800,330	19,829,651
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**314,179,043**	**380,151,562**	**305,005,040**	**346,769,057**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 6/30/2001		6 Months Ended 12/31/2000	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484,000	29,484,000	25,272,000	25,272,000
Paid-in Capital	29,484,000	29,484,000	25,272,000	25,272,000
Capital Contributions not Capitalized	145,613	145,613	145,613	145,613
Capital Reserves	23,931,431	23,931,431	23,373,074	23,373,074
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	39,448,551	39,448,551	32,275,028	32,275,028
Unrealized Gain or Loss	(38,089)	(38,089)	(108,141)	(108,141)
Total Net Worth	**92,971,506**	**92,971,506**	**80,957,574**	**80,957,574**
Total Liabilities and Stockholder's Equity	**407,150,549**	**473,123,068**	**385,962,614**	**427,726,631**
Contingent Debtor Accounts	143,817,412	143,817,412	133,828,191	133,828,191
Trust Assets	1,075,382,346	1,075,382,346	955,938,633	955,938,633
Trust Charges	19,229,279	19,229,279	36,008,248	36,008,248
Debtor Accounts for other Trust Charges (Residential Real Estate Trust Fund)	0	0	0	0
Other Debtor Accounts	968,346,569	968,346,569	515,485,339	515,485,339
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	16,187,012	16,187,012	18,973,241	18,973,241
Deposits of Official Entities	7,504,426	7,504,426	4,693,661	4,693,661

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	999,585	2,409,550	0	0	0	3,409,135
Guaranty	0	820,914,786	0	0	0	820,914,786
Administration	4,560,015	241,555,648	100,261	2,041	4,840,460	251,058,425
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**5,559,600**	**1,064,879,984**	**100,261**	**2,041**	**4,840,460**	**1,075,382,346**

Statement of Published Earnings for the Period from January 01, 2001 – June 30, 2001 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 6/30/2001		6 Months Ended 12/31/2000	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	21,367,812	23,036,438	22,927,161	24,190,346
Current Assets Income	1,154,507	1,491,220	1,586,666	1,858,193
Investments in Financial Instrument Income	3,011,359	4,310,013	3,527,814	4,514,916
Loan Portfolio Income	15,375,279	15,385,764	16,713,873	16,718,303
Other Accounts Receivable Income	1,309,328	1,332,102	1,044,368	1,044,368
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Offices and Branches Income	0	0	0	0
Other Financial Income	517,339	517,339	54,440	54,566
Financial Expenses	2,468,960	3,112,843	3,554,850	4,180,810
Deposit Expense	1,955,012	2,595,944	2,156,624	2,777,840
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	500,687	500,687	1,373,273	1,373,273
Obligations due to Intermediation Expense	11,196	11,196	15,222	15,222
Subordinated Obligations Expense	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	2,065	5,016	9,731	14,475
Gross Financial Margin	18,898,852	19,923,595	19,372,311	20,009,536
Recovery of Financial Assets Income	516,342	516,342	118,514	118,514
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0	92,400	92,400
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0	92,400	92,400
Devaluation of Financial Investments Expenses	0	0	0	0
Outstanding Accounts for Conciliation Expenses	0	0	0	0
Net Financial Margin	19,415,194	20,439,937	19,398,425	20,035,650
Transformation Express	17,759,515	17,772,869	18,355,259	18,387,511
Personnel Expenses	9,742,027	9,746,334	9,982,230	9,982,230
Operating Expenses	7,446,337	7,455,384	7,886,939	7,919,191
FOGADE Contributions	518,292	518,292	443,675	443,675
Superintendence of Banks Contributions	52,859	52,859	42,415	42,415
Intermediation Margin	1,655,679	2,667,068	1,043,166	1,648,139
Other Operating Income	13,939,887	13,007,805	14,688,434	14,115,172
Other Operating Expenses	2,701,461	2,780,768	2,328,306	2,360,017
Business Margin	12,894,105	12,894,105	13,403,294	13,403,294
Extraordinary Income	0	0	0	0
Extraordinary Expenses	76,980	76,980	98,850	98,850
Income Before Taxes	12,817,125	12,817,125	13,304,444	13,304,444
Income Tax	1,650,000	1,650,000	180,000	180,000
Net Income	**11,167,125**	**11,167,125**	**13,124,444**	**13,124,444**
Net Income Allocation				
Legal Reserve	558,356	558,356	656,222	656,222
Statutory Dividends				
Board of Directors	1,055,280	1,055,280	1,246,822	1,246,822
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the Period	9,553,489	9,553,489	11,221,400	11,221,400

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 25.58	4.1	Net Income / Average Asset x 100 = 5.69
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 100.75	4.2	Net Income / Average Stockholders' Equity x 100 = 27.30
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 3.49	5.1	Current Assets / Deposits from the Public x 100 = 40.08
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 1.77	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 40.76
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 12.84		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 80.44		

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

Financial Statements
as of June 30, 2001 and December 31, 2000
together with Report of
Independent Public Accountants

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF JUNE 30, 2001 AND DECEMBER 31, 2000
CONTENTS



ANDERSEN

Porta, Cachafeiro, Laría y Asociados
Firma Miembro de Andersen

Avenida Blandin
Torrre Corp Banca Piso 21
La Castellana
Caracas- Venezuela

Tel 58 212 2068500
Fax 58 212 2068540

(Translation of a report and financial statements originally issued in Spanish)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Banco Venezolano de Crédito, S.A.C.A.:

We have audited the accompanying balance sheets of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch, as of June 30, 2001 and December 31, 2000, and the related statements of income and allocation of net income, stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the accompanying financial statements, the Bank presents its financial statements in conformity with accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions, which differ, in some aspects, from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch as of June 30, 2001 and December 31, 2000 and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions.

Our audits were made for the purpose of forming an opinion on the basic financial statements, stated in historical amounts, of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch taken as a whole. The supplemental pro forma information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the Venezuelan Superintendence of Banks and Other Financial Institutions for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the inflation effects on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

PORTA, CACHAFEIRO, LARÍA Y ASOCIADOS
A MEMBER FIRM OF ANDERSEN



Francisco Cachafeiro Arias
Public Accountant
CPC N° 9298
Registered with CNV (National Securities
Commission) under N° C-642
and the Superintendence of
Banks and Other Financial
Institutions under N° CP 600

July 16, 2001

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

BALANCE SHEETS – JUNE 30, 2001 AND DECEMBER 31, 2000
(Stated in thousands of historical bolivars)

ASSETS	June 30, 2001	December 31, 2000
CASH AND DUE FROM BANKS:		
Cash	14,454,321	14,185,380
Banco Central de Venezuela (Note 3)	41,820,694	41,797,110
Due from domestic banks and other financial institutions	3,714,915	5,376,986
Due from foreign banks and correspondents	34,826,042	25,154,959
Due from main office and branches	-	-
Clearing house funds	27,524,062	23,754,461
(Allowance for cash and due from banks)	(1,210)	(1,210)
	122,338,824	110,267,686
INVESTMENT SECURITIES (Note 4):		
Trading securities	-	628,916
Available-for-sale securities	1,809,657	15,040,144
Held-to-maturity securities	80,836,352	62,525,334
Other securities	23,000,000	29,700,000
Restricted cash investments	11,861,237	6,990,000
(Allowance for investment securities)	-	-
	117,507,246	114,884,394
LOAN PORTFOLIO (Note 5):		
Current loans	196,737,376	181,399,350
Restructured loans	1,494,283	2,209,840
Past-due loans	1,498,370	1,776,826
Loans in litigation	2,075,994	1,320,122
(Allowance for loan portfolio)	(7,054,824)	(6,978,735)
	194,751,199	179,727,403
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	51,908	22,625
Accrued interest receivable from investment securities	403,725	1,362,650
Accrued interest receivable from loan portfolio	2,025,170	1,450,714
Commissions receivable	795,605	269,273
Accrued interest receivable from other accounts receivable	367,001	183,761
(Allowance for accrued interest receivable from loan portfolio and other)	(20,500)	(27,200)
	3,622,909	3,261,823
INVESTMENTS IN FOREIGN SUBSIDIARIES, AFFILIATES, BRANCHES AND AGENCIES (Note 6):		
Investments in other institutions	5,599,414	639,834
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(28,300)	(28,301)
	5,571,114	611,533
FORECLOSED ASSETS (Note 8)	2,973,748	2,581,958
PROPERTY AND EQUIPMENT (Note 9)	22,536,997	12,764,193
OTHER ASSETS (Note 10)	3,821,031	3,627,641
	473,123,068	427,726,631
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	143,817,412	133,828,191
Trust assets	1,075,382,346	955,938,633
Trusts	19,229,279	36,008,248
Other memorandum debit accounts	968,346,569	515,485,339
	2,206,775,606	1,641,260,411

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2001	December 31, 2000
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts	184,036,789	153,719,853
Other demand obligations	32,901,546	35,762,998
Money transaction table obligations	-	-
Savings deposits	86,775,184	93,216,203
Time deposits	3,468,317	2,311,779
Securities issued by the Bank	-	-
Restricted customers' deposits	26,628,670	19,892,031
	333,810,506	304,902,864
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions up to one year	26,098,766	20,689,639
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	100,378	107,531
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	-	-
	26,199,144	20,797,170
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	2,104,668	1,164,309
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	48,059	33,994
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	16,698	5,800
Accrued expenses for other financial intermediation obligations	-	35,269
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	64,757	75,063
OTHER LIABILITIES (Note 13)	17,972,487	19,829,651
Total liabilities	380,151,562	346,769,057
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	29,484,000	25,272,000
Uncapitalized equity contributions	145,613	145,613
Capital reserves	23,931,431	23,373,074
Retained earnings	39,448,551	32,275,028
Unrealized net loss in valuation of available-for-sale securities	(38,089)	(108,141)
Total stockholders' equity	92,971,506	80,957,574
	473,123,068	427,726,631
CONTRA MEMORANDUM ACCOUNTS	2,206,775,606	1,641,260,411

The accompanying notes (1 to 26) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000
(Stated in thousands of historical bolivars, except for amounts per share)

	June 30, 2001	December 31, 2000
FINANCIAL INCOME:		
Cash and due from banks	1,491,220	1,858,193
Investment securities	4,310,013	4,514,916
Loan portfolio	15,385,764	16,718,303
Other accounts receivable	1,332,102	1,044,368
Investments in foreign subsidiaries, affiliates, branches and agencies	-	-
Main office, branches and agencies	-	-
Other	517,339	54,566
	23,036,438	24,190,346
FINANCIAL EXPENSES:		
Customers' deposits	2,595,944	2,777,840
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	500,687	1,373,273
Other financial intermediation obligations	11,196	15,222
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	5,016	14,475
	3,112,843	4,180,810
Gross financial margin	19,923,595	20,009,536
RECOVERY OF FINANCIAL ASSETS	516,342	118,514
PROVISION FOR UNCOLLECTIBLE AND DEVALUATED FINANCIAL ASSETS:		
Provision for uncollectible loans and other accounts receivable	-	92,400
Provision for devaluation of financial investments	-	-
Provision for reconciling items	-	-
	-	92,400
Net financial margin	20,439,937	20,035,650
LESS- OPERATING EXPENSES:		
Personnel	9,746,334	9,982,230
Operating	7,455,384	7,919,191
Payments to Fondo de Garantia de Depositos y Protección Bancaria	518,292	443,675
Payments to the Superintendence of Banks and Other Financial Institutions	52,859	42,415
	17,772,869	18,387,511
Financial intermediation margin	2,667,068	1,648,139
OTHER OPERATING INCOME (Note 15)	13,007,805	14,115,172
OTHER OPERATING EXPENSES	2,780,768	2,360,017
Gross margin	12,894,105	13,403,294
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	76,980	98,850
Gross income before income taxes	12,817,125	13,304,444
INCOME TAXES	1,650,000	180,000
Net income	11,167,125	13,124,444
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	558,356	656,222
Statutory profit- sharing-		
Board of Directors	1,055,280	1,246,822
Officers and employees	-	-
	1,055,280	1,246,822
Retained earnings-		
Undistributed and restricted surplus	4,776,745	5,610,700
Surplus to be applied	4,776,744	5,610,700
	9,553,489	11,221,400
	11,167,125	13,124,444
NET EARNINGS PER SHARE (in bolivars)	197	272
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	56,581	48,334

The accompanying notes (1 to 26) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Undistributed and restricted surplus	Retained earnings: Surplus to be applied	Retained earnings: Total	Unrealized net loss in valuation of available-for-sale securities	Total stockholders' equity
BALANCES, as of June 30, 2000	21,060,000	145,613	22,716,852	18,464,264	14,551,444	33,015,708	(47,760)	76,890,413
Net income for the six-month period	-	-	-	-	13,124,444	13,124,444	-	13,124,444
Transfer to legal reserve	-	-	656,222	-	(656,222)	(656,222)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	(1,246,822)	(1,246,822)	-	(1,246,822)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(7,750,080)	(7,750,080)	-	(7,750,080)
Stocks	4,212,000	-	-	(4,212,000)	-	(4,212,000)	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	(60,381)	(60,381)
Transfer of 50% of net income for the six-month period to the restricted surplus account (Note 14)	-	-	-	5,610,700	(5,610,700)	-	-	-
BALANCES, as of December 31, 2000	25,272,000	145,613	23,373,074	19,862,964	12,412,064	32,275,028	(108,141)	80,957,574
Net income for the six-month period	-	-	-	-	11,167,125	11,167,125	-	11,167,125
Transfer to legal reserve	-	-	558,357	-	(558,357)	(558,357)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	(1,055,280)	(1,055,280)	-	(1,055,280)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(2,864,160)	(2,864,160)	-	(2,864,160)
Stocks	4,212,000	-	-	(4,212,000)	-	(4,212,000)	-	-
Unrealized net income in the valuation of available-for-sale securities	-	-	-	-	-	-	70,052	70,052
Recording of the unrealized income from equity share accrued through December 31, 2000, as instructed by SUDEBAN	-	-	-	4,696,195	-	4,696,195	-	4,696,195
Transfer of 50% of the income for the six-month period to the undistributed and restricted surplus account (Note 14)	-	-	-	4,776,745	(4,776,745)	-	-	-
BALANCES, as of June 30, 2001	29,484,000	145,613	23,931,431	25,123,904	14,324,647	39,448,551	(38,089)	92,971,506

The accompanying notes (1 to 26) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000
(Stated in thousands of historical bolivars)

	June 30, 2001	December 31, 2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income for the six-month period	11,167,125	13,124,444
Adjustments to reconcile net income to cash provided by operating activities-		
Provision for uncollectible and devaluated financial assets	-	92,400
Depreciation and amortization	1,834,978	1,864,329
Net change in trading securities	628,916	(586,279)
Net change in other assets	(193,390)	(453,457)
Net change in interest and commissions receivable	(361,086)	626,305
Net change in accruals and other liabilities	(1,857,164)	2,793,162
Net change in interest and commissions payable	(10,306)	(606,858)
Statutory earnings	(1,055,280)	(1,246,822)
Net cash provided by operating activities	10,153,793	15,607,224
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Net change in customers' deposits	28,907,642	51,918,168
Net change in other borrowings	5,401,974	(33,287,153)
Net change in other financial intermediation obligations	940,359	479,585
Dividends paid	(2,864,160)	(7,750,080)
Net cash provided by financing activities	32,385,815	11,360,520
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(590,054,990)	(491,828,532)
Loans collected for the period	575,031,195	457,852,898
Net change in available-for-sale securities	13,300,539	(9,323,646)
Net change in held-to-maturity securities	(18,311,018)	2,229,560
Net change in other investment securities	6,700,000	(21,700,000)
Net change in restricted cash investments	(4,871,237)	38,065,012
Net change in investment in foreign subsidiaries, affiliates, branches and agencies	(263,387)	449,701
Additions to property and equipment and foreclosed assets, net	(11,999,572)	(1,749,589)
Net cash used in investing activities	(30,468,470)	(26,004,596)
Net increase in cash and due from banks	12,071,138	963,148
CASH AND DUE FROM BANKS, at the beginning of the six-month period	110,267,686	109,304,538
CASH AND DUE FROM BANKS, at the end of the six-month period	122,338,824	110,267,686

The accompanying notes (1 to 26) are an integral part of these financial statements.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2001 AND DECEMBER 31, 2000

1. INCORPORATION AND PURPOSE:

Banco Venezolano de Crédito, S.A.C.A. is an association with authorized capital incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by laws. Banco Venezolano de Crédito, S.A.C.A. is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

Banco Venezolano de Crédito, S.A.C.A. is a Commercial Bank, subject to the General Law of Banks and Other Financial Institutions, Regulation Law of Financial Emergency and Trust Law, and subject to the applicable regulations of the Venezuelan Superintendence of Banks and Other Financial Institutions and Banco Central de Venezuela. Additionally, the Bank is registered with the National Securities Commission and is listed on the Caracas Stock Exchange. Accordingly, it is also subject to the Capital Market Law and the standards of the National Securities Commission.

On June 19, 2001, stockholders were called on to attend an Extraordinary Stockholders' Meeting to be held on July 26, 2001, with the purpose of discussing the merger by absorption of Banco Venezolano de Crédito (absorbing bank) with Soficrédito Banco de Inversión , C.A. and Sogecrédito, C.A. de Arrendamiento Financiero (absorbed companies); as well as the subsequent conversion of Banco Venezolano de Crédito, S.A.C.A. into a Universal bank, upon compliance with requirements and formalities provided by the Board of Financial Emergency and the Superintendence of Banks and Other Financial Institutions.

The Bank and its Branch are members of Grupo Banco Venezolano de Crédito and carry out transactions with other members of the Group.

2. ACCOUNTING PRINCIPLES AND PRACTICES:

Basis of presentation

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the Venezuelan Superintendence of Banks and Other Financial Institutions. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant difference is the non-recognition of the inflation effects on the financial statements as basic information but as supplemental information.

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of combination or integration

The financial statements include the accounts of Banco Venezolano de Crédito, S.A.C.A. and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, which accounting records are stated in United States of America dollars, the financial statements of such branch have been translated into bolivars applying the year-end exchange rate.

The exchange rates applied by the Bank as of June 30, 2001 and December 31, 2000, for the conversion of the financial statements of the foreign branch were Bs. 718.00 and Bs. 699.00, per US dollar, respectively.

Chances in accounting policies and practices

For June 30, 2001, pursuant to instructions from the Superintendence of Banks and Other Financial Institutions, the Bank started using the equity method for the valuation of its investments in affiliates with administrations significantly influenced by the Bank. Consequently, the Bank recorded Bs. 4,696 million corresponding to retained earnings as of December 31 in its affiliates, credited to the Bank's undistributed and restricted surplus.

Cash and equivalents

For the purposes of the statements of cash flows, the Bank considers as cash and equivalents highly liquid placements represented by cash in local and foreign currency, gold in coins and bars, deposits in Banco Central de Venezuela, demand deposits in banks and other financial institutions and clearing house funds.

Investment securities

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at amortized cost of premiums or discounts. Available-for-sale securities are not classified as trading or held-to-maturity, are accounted for at fair market values and the unrealized gains/losses are included in stockholders' equity.

Other investment securities are represented by time deposits and obligations issued by local financial institutions and recorded at their cost value, which is equivalent to their realization value.

Restricted cash investment securities are represented by time deposits in foreign financial institutions to cover foreign exchange forward contracts, and recorded at their acquisition cost.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income as they arise.

Allowance for loan portfolio and contingent portfolio

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses in loans determined on the basis of the standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions. Management determines the adequacy of such estimation through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the previous paragraph, the provision for loan portfolio includes a general provision equivalent to 1.9% of the total loan portfolio. The general provision for contingent loans is recorded on the basis of 1% of such portfolio's balance, and is shown in the "Other liabilities" caption.

Derivatives

In the normal course of business, the Bank enters into forward foreign currency contracts for negotiation purposes and to manage the exposure risk in foreign currency (hedging).

The forward foreign currency contracts for negotiation purposes and those that do not meet the necessary conditions to be classified as hedging are recorded at their realization value. As of June 30, 2001, fair value is determined by calculating for each forward, the forward exchange rate at which the Bank would pact a similar operation on the basis of the current flow value discounted for the remaining term from the year-end until the maturity date, obtaining the unrealized gain or loss from the difference between the year-end spot rate and the forward rate obtained thereby. Gains and losses resulting from the valuation of these investments are recognized in the income for the period as they arise. These gains or losses are recorded in the "Other operating income" and "Other operating expenses" captions, as applicable.

As of December 31, 2000 fair value is determined by multiplying the notional amount by the current value of the forward exchange rate for the contract discounted at the market interest rated at the end of the period. The net effect on the results of operations due to the change in the calculation method for the six-month period ended June 30, 2001 is that the income for the period increases by Bs. 138 million.

Forward foreign currency contracts qualified as hedging contracts are recorded in the memorandum accounts at their notional value. Gains or losses resulting from forward foreign currency contracts for hedging purposes are deferred and amortized during the contract's effectiveness.

Investments in unconsolidated affiliates and subsidiaries

Investments in other financial institutions of the same Group less than 20% owned by the Bank but where the Bank maintains common members in the Board of Directors, are recorded in the "Investment in foreign subsidiaries, affiliates, branches and agencies" caption, since its influence on the affiliate's decisions is considered as significant. From June 30, 2001, upon instructions from the Superintendence of Banks and Other Financial Institutions, said investments are recorded through the equity method. For December 31, 2000, said investments were recorded through the cost method, and dividends received in cash were recorded in the "Other operating income" caption as declared.

Foreclosed assets

Foreclosed assets are mainly composed by real estate received in payment and by assets out of use. Assets received in payment are recorded at the lower of book value owed by the borrower, market value, legal foreclosure value or appraisal value. Assets out of use are recorded at their realization value. Improvements or additions that may increase the useful life of assets or their realization value, are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, real estate received in payment must be sold within a maximum term of three years, period in which they are amortized, while assets out of use are removed from the asset accounts after 24 months.

Property and equipment

Property and equipment in this category are owned by the Bank for its use and are recorded at acquisition cost, and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life, are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

Deferred expenses

Deferred expenses mainly include disbursements for organization, installation and software expenses and leasehold improvements, which are not recognized as expenses as paid but are allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred. Deferred expenses are recorded at cost and are amortized over a maximum term of four years.

Provision to cover other uncollectibility and devaluation risks

Management determines the adequacy of the provision to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets increases for charges to income and reduces for losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the Venezuelan Superintendence of Banks and Other Financial Institutions.

Accrual for labor indemnities

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Organic Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust in the name of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

Income taxes

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. Income taxes have been determined on the basis of the individual income of the Bank rather than on a combined basis with the Branch. The income tax liability calculated on this basis is shown in the "Other liabilities" caption.

Given that there are no significant non recurring temporary differences that have a defined reversal date or are expected to be substituted by other similar items and amounts, the Bank has not recorded any deferred or advanced effect of income taxes.

Trust assets

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it as non applicable, and investment securities which are recorded at the acquisition cost, adjusted for the premium or discount amortization, as applicable, pursuant to the standards provided by the Superintendence of Banks and Other Financial Institutions.

Financial income and expense

Interest income and expense are recorded in the period earned, depending on the nature of the operations generating the income or expense.

Interests on past due loans and loans in litigation are recorded in memorandum accounts and are recognized as income as collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on the portfolio with a loss risk over 15% (classified as actual risk, high risk and irrecoverable), which are fully provisioned.

Loans included in high risk or irrecoverable categories according to the portfolio classification, do not bear any income from accrued interests, even if they are current or restructured. Likewise, accrued interests from such loans shall be provisioned for the same percentage applied to said loans before being reclassified to high risk and irrecoverable categories. Accrued interests earned after said reclassifications will be booked in the related memorandum accounts.

As provided by Banco Central de Venezuela, the Bank agrees asset and liability interest rates with clients, taking into consideration the financial market conditions.

Other income

Income from commissions, income provided by the sale of Bank's assets and miscellaneous income from services or recovery of disposed or depreciated assets, are recorded as collected or extinguished in the "Other operating income" caption.

Transactions and balances in foreign currency

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. At year-end, foreign currency balances are adjusted at the exchange rate in effect in the free exchange market using the purchase quotations published by Banco Central de Venezuela to that date. The resulting exchange gain or loss must be recorded in income in the period earned or incurred.

As of June 30, 2001 and December 31, 2000, the exchange rates used by the Bank were Bs. 718.00 and Bs. 699.00 per US dollar, respectively.

The foreign currency balances included in the balance sheets as of June 30, 2001 and December 31, 2000, are detailed in Note 23.

Net earnings per share

Net earnings per share presented in the accompanying statements of income and allocation of net income, have been determined by dividing the net results for the six-month period by the average number of outstanding shares existing during the six-month periods ended June 30, 2001 and December 31, 2000.

Retirement pension plan

The costs of the non-contributive pension plan are calculated on the basis of actuarial studies. For the last actuarial calculation made by the Bank, dated June 30, 2000, the annual effective discount and increase rates used for the calculation of the obligation for the projected long-term benefit were 13% and 9%, respectively.

3. RESERVE BALANCES AND OTHER DEPOSITS MAINTAINED IN BANCO CENTRAL DE VENEZUELA:

Under the General Law of Banks and Other Financial Institutions, credit institutions are required to maintain certain levels of cash liquidity pledged in favor of Banco Central de Venezuela (B.C.V.), as provided by such institute through special resolutions. As of June 30, 2001 and December 31, 2000, these reserve balances were fixed by Banco Central de Venezuela at 17% of the weekly average of deposits, customers' deposits, obligations or liability operations carried out by the institution. The reserve balance must be made in US dollars when the above mentioned liabilities have been contracted in foreign currency.

The reserve balance corresponding to 6% of deposits, customers' deposits, obligations or liability operations subject to ordinary reserve balance in conformity with the provisions of resolution N° 99-08-03, issued by B.C.V., bears an interest rate equivalent to the weighted average liability rate, paid for savings and time deposits by commercial and universal banks, during the week previous to the reserve balance creation.

As of June 30, 2001 and December 31, 2000, the reserve balances required by Banco Central de Venezuela amount to Bs. 39,839 million and Bs. 41,033 million, respectively. The Bank maintained balances available in Banco Central de Venezuela to cover the reserve balances.

4. INVESTMENT SECURITIES:

Investments in debt securities, shares and others, have been classified in the financial statements based on management's intent. As of June 30, 2001 and December 31, 2000, investment securities as represented as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Investment securities-		
Trading securities	-	628,916
Available-for-sale securities	1,809,657	15,040,144
Held-to-maturity securities	80,836,352	62,525,334
Other investment securities	23,000,000	29,700,000
Restricted cash investment securities	11,861,237	6,990,000
	117,507,246	114,884,394

Trading securities, stated at fair market value, as of December 31, 2000, are detailed as follows:

	(Thousands of bolivars)
Participation in domestic nonfinancial private companies-	
C.A. Electricidad de Caracas, S.A.C.A. (1,871,729 shares with a nominal value of Bs. 187,172,900, and a 0.02% capital share)	516,597
MAVESA (928,755 shares with a nominal value of Bs. 9,287,550, and a 0.01% capital share)	62,227
ADR's de Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,150 ADR'S with a nominal value of US$ 12, and a 1% capital share)	7,475
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (430,937 shares with a nominal value of Bs. 43,093,700, and a 0.08% capital share)	1,831
Corporación Venezolana de Cementos, S.A.C.A. (CEMEX), Typo II (76 shares with a nominal value of Bs. 7,600, and a 0.01% capital share)	16
Fábrica Nacional de Cementos (453,000 with a nominal value of Bs. 4,530,000, and a 0.01% capital share)	40,770
	628,916

For the six-month period ended December 31, 2000, the unrealized net loss resulting from the valuation of trading investment securities at their fair market value, amounted to approximately Bs. 43 million, and was recorded in the "Other operating expenses" caption.

Available-for-sale securities, stated at their fair market value, as of June 30, 2001 and December 31, 2000, are detailed as follows:

As of June 30, 2001

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
		(Thousands of bolivars)		
Available-for-sale securities-				
Obligations issued by domestic nonfinancial private companies with 16.46% annual returns --				
Deforsa (nominal value of Bs. 960,000,000)	953,318	-	-	953,318[1]
Participation in domestic nonfinancial private companies--				
C.A. Electricidad de Caracas, S.A.C.A. (2,097,076 shares with a nominal value of Bs. 100 each and a 0.02% capital share)	583,450	60,232	(85,860)	557,822[2]
ADR´s of Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,150 ADR'S with a nominal value of Bs. 1,400 per share and a 1% capital share)	7,475	-	-	7,475[2]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (430,937 shares with a nominal value of Bs. 100 each and a 0.08% capital share)	1,832	2,715	(1,745)	2,802[2]
Corporación Venezolana de Cementos, S.A.C.A. (CEMEX), Typo II (76 shares with a nominal value of Bs. 100 each and a 0.01% capital share)	16	-	-	16[2]
Manpa (466,976 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	34,089	4,320	(4,320)	34,089[2]
Fábrica Nacional de Cementos (453,000 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	40,770	-	(13,431)	27,339[2]
Caja venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each)	211,670	-	-	211,670[1]
Corporación Suiche 7B, C.A. (10,450 shares with a nominal value of Bs. 1,000 per share)	9,925	-	-	9,925[1]
Corporación Industrial de Energía, C.A. (661,122 shares with a nominal value of Bs. 10 each)	5,201	-	-	5,201[1]
	1,847,746	67,267	(105,356)	1,809,657

[1] Fair value is equivalent to acquisition cost since no official market value is available

[2] Fair value corresponds to the quotation value of Caracas stock exchange

As of December 31, 2000

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
		(Thousands of bolivars)		
Available-for-sale securities-				
Securities issued or guaranteed by the National Government--				
National Public Debt Bonds, with a nominal value of Bs. 12,398,000,000 and returns ranging between 14.71% and 20.54% annually	12,521,489	3,723	(61,669)	12,463,543[3]
Obligations issued by domestic nonfinancial private companies (returns between 17% and 19% annually)--				
C.A. Electricidad de Caracas, S.A.C.A. (nominal value of Bs. 1,400,000,000)	1,400,000	-	-	1,400,000[4]
Deforsa (nominal value of Bs. 1,000,000,000)	1,000,000	-	-	1,000,000[4]
Participation in domestic nonfinancial private companies--				
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each)	211,670	-	(50,195)	161,475[5]
Corporación Suiche 7B, C.A., (10,450 shares with a nominal value of Bs. 1,000 each)	9,925	-	-	9,925[6]
Corporación Industrial de Energía, C.A., (661,122 shares with a nominal value of Bs. 10 each)	5,201	-	-	5,201[6]
	15,148,285	3,723	(111,864)	15,040,144

As of June 30, 2001 and December 31, 2000, the participation percentage in Caja Venezolana de Valores, S.A., Corporación Suiche 7B, C.A. and Corporación Industrial de Energía, C.A., does not exceed 1% of the related stockholders' equity.

Maturities for available-for-sale securities, are as follows:

	June 30, 2001		December 31, 2000	
	Acquisition cost	Fair market value	Acquisition cost	Fair market value
		(Thousands of bolivars)		
Up to six months	-	-	1,798,000	1,784,743
Between six months and 1 year	-	-	2,400,000	2,400,000
Between one and five years	953,318	953,318	10,723,489	10,678,800
Over ten years	894,428	856,339	226,796	176,601
	1,847,746	1,809,657	15,148,285	15,040,144

[3] Fair value is represented by the reference value in the secondary market.
[4] Fair market value is equivalent to nominal value.
[5] Fair value is represented by the equity value taken from the financial statements of said company.
[6] Fair value is equivalent to the acquisition cost.

For the six-month periods ended June 30, 2001 and December 31, 2000, the Bank sold some available-for-sale securities for Bs. 147,320 million and Bs. 496,285 millions, respectively, recording Bs. 480 million and Bs. 777 million, respectively in the "Other operating income" caption as realized gain resulting from said sale. Additionally, as of June 30, 2001 and December 31, 2000, the Bank recorded losses from the sale of such securities for approximately Bs. 154 million and Bs. 37 million, respectively, which were recorded in the "Other operating expenses" caption for the six-month periods then ended.

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of June 30, 2001

	Amortized cost/ Book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(Thousands of bolivars)		
Held-to-maturity securities-				
Time deposits in foreign financial institutions with returns ranging between 3.50% and 4.25% annually, and nominal value of US$ 110,584,894 (Bs. 79,399 million)	79,399,953	-	-	79,399,953[7]
Obligations issued by domestic nonfinancial private companies, with annual returns of 8.875%, for a nominal value of US$ 1,000,000 (Bs. 718 million)	716,382	9,516	-	725,898[8]
Financial obligations issued by organisms of the decentralized administration, with annual returns of 10.625%, for a nominal value of US$ 1,000,000 (Bs. 718 million)	720,017	20,959	-	740,976[8]
	80,836,352	30,475	-	80,866,827

[7] Fair value is equivalent to nominal value

[8] Fair value is equivalent to market value

As of December 31, 2000

	Amortized cost/ Book value	Gross unrealized gain	Gross unrealized loss	Fair market value
		(Thousands of bolivars)		
Held-to-maturity securities-				
Time deposits in foreign financial institutions with returns ranging between 6.47% and 6.78% annually, for a nominal value of US$ 81,587,374 (Bs. 57,029 million)	57,029,575	-	-	57,029,575[7]
Obligations issued by domestic nonfinancial private companies, with returns ranging between 8.88% and 9.25% annually, for a nominal value of US$ 5,852,771 (Bs. 4,091 million)	4,091,087	-	(36,013)	4,055,074[8]
Financial obligations issued by organisms of the decentralized administration, with returns of 10.63% annually, for a nominal value of U$ 2,009,545 (Bs. 1,404 million)	1,404,672	-	-	1,404,672[7]
	62,525,334	-	(36,013)	62,489,321

Maturities for held-to-maturity investment securities are as follows:

	June 30, 2001		December 31, 2000	
	Amortized cost	Fair market value	Amortized cost	Fair market value
		(Thousands of bolivars)		
Less than one year	79,399,953	79,399,953	57,029,575	56,996,727
Between one and five years	1,436,399	1,466,874	5,495,759	5,492,594
	80,836,352	80,866,827	62,525,334	62,489,321

The value as per books of other investment securities, stated at their realization value, is as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Other investment securities-		
Time deposits in domestic financial institutions with annual returns ranging between 17% and 18%, as of June 30, 2001 and 12% and 13% as of December 31, 2000	10,000,000	20,000,000
Obligations issued by domestic financial institutions with annual returns ranging between 17% and 17.50% as of June 30, 2001, and 4.5% and 12.25% as of December 31, 2000	13,000,000	9,700,000
	23,000,000	29,700,000

Restricted cash investment securities are composed as follows:

	June 30, 2001		December 31, 2000	
	Cost	Market value	Cost	Market value [9]
	(Thousands of bolivars)			
Restricted cash investment securities-				
Time deposits in foreign financial institutions with annual returns ranging between 3. 87% and 4%, and nominal values of US$ 16,519,829 for June 2001, and annual returns of 6.5% with a nominal value of US$ 10,000,000, for December 2000	11,861,237	11,861,237	6,990,000	6,990,000

Maturities for restricted cash investment securities are as follows:

	June 30, 2001		December 31, 2000	
	Cost	Market value	Cost	Market value
	(Thousands of bolivars)			
Up to six months	11,861,237	11,861,237	6,990,000	6,990,000

[9] Market value is equivalent to nominal value

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions to cover foreign currency forward exchange transactions.

The Bank controls the investment concentration risk through the creation of approval, supervision and control mechanisms. The Bank has focused its investment activities mainly on securities issued by the National Government, domestic public organisms and time deposits and other obligations issued by foreign financial institutions. As of June 30, 2001 and December 31, 2000, 98% and 82%, respectively, of investment securities are focused on fixed deposits and obligations issued by financial institutions, as shown in the accompanying details of held-to-maturity investment securities, other investment securities and restricted cash investment securities. 79% and 56% of said investments are placed in foreign financial institutions.

5. LOAN PORTFOLIO:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified, on the basis of the economic activity, as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Commercial	62,334,467	48,816,618
Industrial	52,752,156	46,514,675
Services	20,743,090	15,878,026
Agriculture	16,187,012	18,973,241
Construction	13,728,133	-
Consumer credits	5,753,184	4,896,953
Mines and hydrocarbons	4,356,655	6,580,000
Miscellaneous	25,951,326	45,046,625
	201,806,023	186,706,138
Allowance for loan portfolio	(7,054,824)	(6,978,735)
	194,751,199	179,727,403

As of June 30, 2001 and December 31, 2000, miscellaneous balance includes Bs. 8,052 million and Bs. 7,143 million, respectively, corresponding to loans granted to employees with mortgage guarantees.

A detail of the loan portfolio classified according to the type of loan is shown as follows:

	June 30, 2000	December 31, 2000
	(Thousands of bolivars)	
Time loans	145,211,358	121,111,930
Agricultural loans	16,187,012	18,973,241
Current account credits	12,573,417	8,800,567
Loans in installments	9,196,193	7,751,436
Loans to directors and employees	8,051,595	7,140,546
Credit cards	5,753,184	4,896,953
Bills discounted	2,441,043	16,612,712
Letters of credit issued and traded	2,222,453	1,236,080
Loans for sale of time assets	169,768	182,673
	201,806,023	186,706,138
Allowance for loan portfolio	(7,054,824)	(6,978,735)
	194,751,199	179,727,403

A detail of the loan portfolio, classified according to the type of guarantee is presented as follows:

As of June 30, 2001

			Type of guarantee		
	Total	Unguaranteed	Pledge	Mortgage	Collateral
		(Thousands of bolivars)			
Current	196,737,376	69,514,421	36,201,578	11,112,857	79,908,520
Restructured	1,494,283	1,090,075	-	404,208	-
Past-due	1,498,370	207,158	784,734	172,113	334,365
In litigation	2,075,994	831,680	-	670,150	574,164
	201,806,023	71,643,334	36,986,312	12,359,328	80,817,049
Allowance for loan portfolio	(7,054,824)				
	194,751,199				

As of December 31, 2000

			Type of guarantee		
	Total	Unguaranteed	Pledge	Mortgage	Collateral
		(Thousands of bolivars)			
Current	181,399,350	78,803,907	10,578,335	5,740,360	86,276,748
Restructured	2,209,840	1,090,074	-	1,119,766	-
Past-due	1,776,826	116,945	41,892	874,533	743,456
In litigation	1,320,122	339,929	-	299,100	681,093
	186,706,138	80,350,855	10,620,227	8,033,759	87,701,297
Allowance for loan portfolio	(6,978,735)				
	179,727,403				

A detail of the loan portfolio, classified according to its maturity is shown as follows:

As of June 30, 2001

	Total	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	Over 360 days
Current	196,737,376	111,071,489	19,637,385	10,827,920	23,195,423	15,194,771	16,810,388
Restructured	1,494,283	328,027	-	-	-	-	1,166,256
Past-due	1,498,370	660,781	-	521,719	6,462	5,042	304,366
In litigation	2,075,994	888,250	-	1,062,744	-	-	125,000
	201,806,023	112,948,547	19,637,385	12,412,383	23,201,885	15,199,813	18,406,010
Allowance for loan portfolio	(7,054,824)						
	194,751,199						

As of December 31, 2000

	Total	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	Over 360 days
Current	181,399,350	105,547,010	31,388,466	7,249,300	18,091,412	12,867,272	6,255,890
Restructured	2,209,840	367,429	-	-	-	-	1,842,411
Past-due	1,776,826	544,435	26,996	178,365	988,639	38,391	-
In litigation	1,320,122	19,801	161,175	34,000	313,115	525,230	266,801
	186,706,138	106,478,675	31,576,637	7,461,665	19,393,166	13,430,893	8,365,102
Allowance for loan portfolio	(6,978,735)						
	179,727,403						

The rollforward of allowance for loan losses is shown as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Balance at the beginning of the six-month period	6,978,735	7,928,676
Plus-		
Increase of provision --		
With charge to income	-	92,400
Transfers of provision	76,089	905,659
Less:		
Decrease authorized by SUDEBAN	-	(1,948,000)
Balance at the end of the six-month period	7,054,824	6,978,735

As of June 30, 2001 and December 31, 2000, the allowance for loan portfolio includes approximately Bs. 3,735 million and Bs. 3,539 million, respectively, corresponding to general provisions.

During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank recovered loan portfolio charged-off in previous semesters for approximately Bs. 516 million and Bs. 118 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. During the six-month period ended June 30, 2001, the Bank recovered Bs. 918 million through the adjudication of assets, which were recorded in the "Foreclosed assets" caption.

For the six-month periods ended June 30, 2001 and December 31, 2000, unrecognized interests on the past-due and in litigation portfolio amount to approximately Bs. 371 million and Bs. 511 million, respectively. During the six-month periods then ended, the Bank collected approximately Bs. 96 million and Bs. 564 million, respectively, corresponding to interests deferred in previous semesters, related to credits classified as past-due and in litigation.

For the six-month periods ended June 30, 2001 and December 31, 2000, the past-due and in litigation portfolio not bearing interests, amounts to approximately Bs. 3,574 million and Bs. 3,097 million, respectively.

6. INVESTMENTS IN SUBSIDIARIES AND AFFILIATES:

As of June 30, 2001 and December 31, 2000, the Bank has significant control on the administration of the following companies:

As of June 30, 2001

	Participation in capital stock					
	N° of common shares	%	Nominal value per share Bs.	Equity share	Company's net stockholders' equity	Book value
				(Thousands of bolivars)		
Investments in domestic financial institutions-						
Soficrédito Banco de Inversión, C.A.	15,300,000	15.00	100	3,788,672	32,913,823	4,238,606
Sogecrédito, C.A. de Arrendamiento Financiero	3,150,000	15.00	100	882,914	8,580,825	1,032,914
Participaciones Vencred, S.A.	2,682,860	17.01	100	24,609	1,712,371	292,794
				4,696,195	43,207,019	5,564,314
Investments in domestic nonfinancial companies-						
La Ceiba Finance, SA.	15,080	20.00	2,328	-	(106,182)	35,100
				4,696,195	43,100,837	5,599,414
Allowance-investment in subsidiaries and affiliates						(28,300)
						5,571,114

As of December 31, 2000

	Participation in capital stock					
	N° of common shares	%	Nominal value per share Bs.	Equity share	Company's net stockholders' equity	Book value
				(Thousands of bolivars)		
Investments in domestic financial institutions-						
Soficrédito Banco de Inversión, C.A.	15,300,000	15.00	100	-	31,257,376	449,934
Sogecrédito, C.A. de Arrendamiento Financiero	3,150,000	15.00	100	-	7,684,092	150,000
Participaciones Vencred, S.A.	2,682,860	17.01	100	-	887,910	39,900
				-	39,829,378	639,834
Allowance-investment in subsidiaries and affiliates						(28,301)
						611,533

During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank recorded dividend income received from affiliates for approximately Bs. 644 million and Bs. 515 million, respectively, which are recorded in the "Other operating income" caption" since at the date of the declaration of dividends, said investments were recorded at cost.

In June 2001, as instructed by the Superintendence of Banks and Other Financial Institutions, the Bank recorded the equity participation in the retained earnings of its affiliates Soficrédito Banco de Inversión, C.A., Sogecrédito, C.A. de Arrendamiento Financiero and Participaciones Vencred, S.A., as of December 31, 2000 for approximately Bs. 4,696 million. Said participation was credited to undistributed or restricted surplus.

In October 2000, Soficrédito Banco de Inversión, C.A., an affiliate, decreased its capital stock through the cash refund of Bs. 10,200 million to its stockholders, which was approved in a General Stockholders' Meeting held on April 12, 2000, and authorized by the Superintendence of Banks and Other Financial Institutions through communication N° SBIF-CJ-DAF-4899 dated July 7, 2000. This capital stock cash decrease generated an income of approximately Bs. 1,080 million for the Bank, which was recorded in the "Other operating income" caption.

A summary of the financial statements of the companies whose administration is significantly influenced by the Bank, is as follows:

As June 30, 2001

	Soficrédito Banco de Inversión, S.A.	Sogecrédito, C.A. de Arrendamiento Financiero	Participaciones Vencred, S.A.	La Ceiba Finance, S.A.
	(Thousands of bolivars)			
ASSETS:				
Cash and due from banks	9,011,135	2,558,152	122,072	14,363
Investment securities	5,278,720	4,265,614	1,764,587	-
Loan portfolio	55,781,370	15,049,653	70,943	-
Accounts receivable	-	-	-	21,874
Interest and commissions receivable	2,108,372	429,030	97,626	-
Investment in subsidiaries, affiliates and branches	2,572,933	412,633	-	-
Foreclosed assets	12,335,129	-	-	
Property and equipment	1,212,605	298,847	5,083	7,606
Other assets	949,287	976,783	26,347	19,673
Total assets	89,249,551	23,960,712	2,086,658	63,516
LIABILITIES:				
Customers' deposits	391,033	7,350	-	-
Other borrowings	52,439,835	14,658,000	-	-
Other financial intemediation obligations	92,599	-	-	-
Interest, commissions and other accounts payable	71,379	30	-	156,142
Other liabilities	3,340,882	714,507	374,287	13,556
Total liabilities	56,335,728	15,379,887	374,287	169,698
STOCKHOLDERS' EQUITY:				
Paid in capital	10,200,000	2,100,000	1,577,600	75,400
Capital reserves	10,107,098	1,602,237	105,192	661
Retained earnings (accumulated deficit)	12,604,799	4,864,845	29,579	(182,243)
Unrealized net income	1,926	13,743	-	-
Total stockholders' equity	32,913,823	8,580,825	1,712,371	(106,182)
Total liabilities and stockholders' equity	89,249,551	23,960,712	2,086,658	63,516

	Soficrédito Banco de Inversión, S.A.	Sogecrédito, C.A. de Arrendamiento Financiero	Participaciones Vencred, S.A.	La Ceiba Finance, S.A.
		(Thousands of bolivars)		
RESULTS:				
Financial income	10,407,594	2,965,613	1,578,700	7,075
Financial expenses	1,733,449	543,553	3,990	165,327
Other expenses, net	3,007,106	689,145	1,537,759	1,939
Net income	5,667,039	1,732,915	36,951	(160,191)

As of December 31, 2000

	Soficrédito Banco de Inversión, S.A.	Sogecrédito, C.A. de Arrendamiento Financiero	Participaciones Vencred, S.A.
		(Thousands of bolivars)	
ASSETS:			
Cash and due from banks	10,553,741	3,282,503	508,217
Investment securities	1,210,848	3,112,984	847,520
Loan portfolio	61,274,533	17,015,418	84,455
Interest and commissions receivable	3,185,477	626,037	1,033
Investment in subsidiaries, affiliates and branches	2,124,262	68,700	-
Foreclosed assets	11,270,948	-	-
Property and equipment	32,475	5,023	6,387
Other assets	959,921	1,792,416	408,271
Total assets	90,612,205	25,903,081	1,855,883
LIABILITIES:			
Customers' deposits	206,756	27,850	-
Other borrowings	54,898,337	16,597,000	600,000
Other financial intermediation obligations	176,271	-	-
Interest and commissions payable	76,961	174	200
Other liabilities	3,996,504	1,593,965	367,773
Total liabilities	59,354,829	18,218,989	967,773
STOCKHOLDERS' EQUITY:			
Paid in capital	10,200,000	2,100,000	400,000
Capital reserves	10,107,098	1,602,237	97,801
Retained earnings	10,831,065	3,971,086	390,109
Unrealized net income	119,213	10,769	-
Total stockholders' equity	31,257,376	7,684,092	887,910
Total liabilities and stockholders' Equity	90,612,205	25,903,081	1,855,883
INCOME:			
Financial income	9,889,564	3,141,515	1,015,404
Financial expenses	2,300,471	640,614	25,818
Other expenses, net	3,239,362	908,306	964,779
Net income	4,349,731	1,592,595	24,807

7. FINANCIAL STATEMENTS OF THE FOREIGN BRANCH:

A summary of the financial statements of the Grand Cayman branch which have integrated with the financial statements of Banco Venezolano de Crédito, S.A.C.A., is shown as follows:

	June 30, 2001		December 31, 2000	
	Bs.	US$	Bs.	US$
	(Thousands)			
ASSETS:				
Cash and due from banks	14,973,925	20,855	9,709,110	13,890
Investment securities	52,913,147	73,695	32,560,818	46,582
Loan portfolio, net	179,367	250	267,717	383
Accrued interest receivable	160,383	223	480,912	688
	68,226,822	95,023	43,018,557	61,543
LIABILITIES:				
Customers' deposits	65,944,391	91,845	41,720,514	59,686
Returns and commissions payable	14,261	20	13,980	20
Other liabilities	13,867	19	29,358	42
	65,972,519	91,884	41,763,852	59,748
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	2,254,303	3,139	1,254,705	1,795
	68,226,822	95,023	43,018,557	61,543
STATEMENTS OF INCOME:				
Financial income	1,668,626	2,324	1,261,695	1,805
Financial expenses	(643,883)	(897)	(626,304)	(896)
	1,024,743	1,427	635,391	909
Operating expenses	(13,355)	(19)	(37,746)	(54)
Other operating income	33,633	47	38,445	55
Other operating expenses	(79,307)	(110)	(25,863)	(37)
	(59,029)	(82)	(25,164)	(36)
Income for the six-month period	965,714	1,345	610,227	873

8. FORECLOSED ASSETS:

Foreclosed assets shown in the balance sheets are represented by:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Assets received in payment – Real estate	5,175,883	4,382,789
Assets out of use	451,957	2,363
	5,627,840	4,385,152
Allowance for assets received in payment	(2,654,092)	(1,803,194)
	2,973,748	2,581,958

During the six-month period ended June 30, 2001, the Bank assigned real state for approximately Bs. 918 million, for recovery of loans. Additionally, during the six-month period ended December 31, 2000, the Bank made renewals for approximately Bs. 48 million, to certain assets received in payment in order to recondition them commercially and sell them. This amount was capitalized since it increases the value of such real state.

During the first six-month period of 2001, the Bank sold foreclosed assets for Bs. 125 million generating an income from the sale of Bs. 50 million, which is presented in the "Other operating income" caption.

During the six-month period ended June 30, 2001, the Bank transferred Bs. 450 million from the property and equipment account to the assets out of use account, corresponding to building N° 8, a property of the Bank, located in Avenida Universidad.

During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 825 million and Bs. 564 million, respectively.

9. PROPERTY AND EQUIPMENT:

Property and equipment shown in the balance sheets are represented by:

	June 30, 2001	December 31, 2000	Estimated useful life (in years)
	(Thousands of bolivars)		
Buildings and facilities	15,998,191	6,120,238	40
Computers	2,363,055	2,363,055	3
Furniture	1,839,170	1,718,319	10
Other equipment	6,190,053	5,958,776	3
	26,390,469	16,160,388	
Accumulated depreciation	(8,071,382)	(7,061,112)	
	18,319,087	9,099,276	
Work in progress	2,946,234	2,393,241	
Land	1,264,047	1,264,047	
Other assets	7,629	7,629	
	22,536,997	12,764,193	

As of June 30, 2001 and December 31, 2000, the "Work in progress" account includes contributions made by the Bank for Bs. 2,946 million and Bs. 2,393 million, respectively, for the pre-purchase of a commercial agency and offices in a real estate project located in Puerto La Cruz, which is being executed by "Desarrollos Del Sol, C.A.", a related company. During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank made contributions for said project amounting to Bs. 553 million and Bs. 1,368, respectively.

As of June 30, 2001, the buildings and facilities account includes Bs. 10,329 million, corresponding to the purchase of the head office building located in San Bernardino that took place during the first six-month period of 2001.

During the six-month period June 30, 2001, the Bank sold two real estate, obtaining an gain of Bs. 565 million, which is presented in the "Other operating income" caption.

During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank recorded expenses for depreciation of property and equipment for Bs. 1,010 million and Bs. 1,110 million, respectively.

10. OTHER ASSETS:

Other assets shown in the balance sheets are represented by:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Advances to suppliers	954,200	640,652
Deferred expenses (net of accumulated amortization of Bs. 1,042 million and Bs. 952 million, respectively)	900,028	960,704
Operations of Suiche 7B network cash dispensers	655,704	979,866
Recoverable disbursements	370,131	239,536
Insurance claims	306,841	289,589
Miscellaneous assets	196,315	161,685
Prepaid income taxes	174,121	2,932
Other prepaid expenses	162,826	65,545
Items to be applied	62,181	148,780
Other	49,579	149,247
	3,831,926	3,638,536
Allowance for other assets	(10,895)	(10,895)
	3,821,031	3,627,641

The "Deferred expenses" account mainly includes expenses for the acquisition and installation of the new human resources software, the installation of the new platform for offices and agencies and the installation of the new main office and telephone switchboard.

During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank recorded expenses from the amortization of deferred expenses for Bs. 365 million and Bs. 430 million, respectively.

11. CUSTOMERS' DEPOSITS:

Customers' deposits bear annual interest fluctuating between the following parameters:

	June 30, 2001		December 31, 2000	
	Rates denominated in Bs.	Rates denominated in US$	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	4%	1% - 1.375%	4%	2.75%-3.38%
Other demand obligations	2.50% - 6%	-	7% - 8%	-
Savings deposits	4%	-	4%	-
Time deposits	8%	2.25% - 6%	8%	4.75% - 5.5%
Restricted customers' deposits	4%	1% - 1.375%	4%	2.75% - 6%

As of June 30, 2001 and December 31, 2000, "Other demand obligations" are mainly represented by customers' deposits at terms under 30 days in the form of demand registered certificates of deposits of approximately Bs. 20,659 million and Bs. 26,921 million, respectively.

As of June 30, 2001 and December 31, 2000, restricted customers' deposit include Bs. 5,997 million and Bs. 5,674 million, respectively, corresponding to idle saving deposits in local currency. Additionally, as of June 30, 2001 and December 31, 2000, Bs. 18,481 million and Bs. 12,646 million are also included, which correspond to the total of restricted customers' deposits in foreign currency that guarantee overdrafts in current accounts.

12. OTHER BORROWINGS:

Other borrowings shown in the balance sheets consist of the following:

	June 30, 2001		December 31, 2000	
	Bs. (Thousands)	Interest rate	Bs. (Thousands)	Interest rate
Obligations with local financial institutions up to one year-				
Overdrafts in demand deposits	6,260,009	-	5,846,911	-
Demand deposits	10,262,585	7% - 11%	5,101,178	7% - 8%
Other borrowings	8,480,000	3% - 4.5%	8,080,000	4% - 4.5%
Other	1,096,172	-	1,661,550	-
	26,098,766		20,689,639	
Obligations with foreign financial institutions up to one year-				
Demand deposits	100,378	-	107,531	-
	26,199,144		20,797,170	

As of June 30, 2001 and December 31, 2000, other borrowings are at terms under 90 days, as shown in Note 18.

13. OTHER LIABILITIES:

Other liabilities show in the balance sheets are represented by:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Accrual for contingencies	5,729,401	6,109,900
Profit-sharing payable	2,323,897	3,737,184
Items to be applied	511,134	1,877,380
Statutory profit-sharing	1,055,280	1,246,822
Provision for income taxes	2,664,024	1,122,420
Deferred income	922,332	1,028,753
Accrual for labor indemnities	503,722	918,237
Accrual for retirement pension plan (see Note 20)	863,950	465,400
Services payable	626,661	658,286
Provision for contingent credits (See Note 16)	594,400	563,400
Cashier's check	209,499	299,611
Vacation bonus payable	411,555	274,077
Other	1,556,632	1,528,181
	17,972,487	19,829,651

The employees' profit-sharing and statutory profit-sharing represent 14% and 10%, respectively, of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

14. STOCKHOLDERS' EQUITY:

Paid-in capital

As of June 30, 2001 and December 31, 2000, the Bank's authorized capital stock amounts to Bs. 42,120 million. For that same date, the Bank's subscribed capital stock amounts to Bs. 29,484 million (Bs. 25,272 million as of December 31, 2000), composed of 58,968,000 common shares (50,544,000 as of December 31, 2000) with a par value of Bs. 500 each, fully paid.

During a regular Stockholders' meeting held on August 17, 2000, stockholders decided to increase the Bank's capital stock from Bs. 21,060 million to Bs. 25,272 million by declaring a stock dividend equivalent to one share per each 5 shares held, effective from October 30, 2000.

Likewise, during a regular Stockholders' meeting held on February 20, 2001, stockholders decided to increase the Bank's capital stock from Bs. 25,272 million to Bs. 29,484 million by declaring a stock dividend equivalent to one share per each 6 shares held, effective from May 31, 2001.

Capital reserves

In accordance with the provisions of the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period up to 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 75% of the capital stock. Then 5% of liquid benefits for each six-month period will be used to increase this reserve. For June 30, 2001 and December 31, 2000, the Bank transferred to legal reserve Bs. 558 million and Bs. 656 million, respectively.

Retained earnings

On December 28, 1999, the Venezuelan Superintendence of Banks and Other Financial Institutions required the reclassification of 50% of the semi-annual results and 50% of the balance in the "Surplus to be applied" account for the six-month periods prior to December 31, 1999, to the "Restricted surplus" account. The amounts included in the latter account will not be available to be distributed as cash dividends and will only be used for capital stock increases. As of June 30, 2001 and December 31, 2000, the Bank reclassified approximately Bs. 4,777 million and Bs. 5,611 million, respectively, to the "Restricted surplus" account, corresponding to the 50% transfer of the income for such six-month periods, net of the statutory profit-sharing.

During the six-month period ended June 30, 2001, the Bank recorded unrealized gains for Bs. 4,696 million, corresponding to the equity share in subsidiaries and affiliates. Pursuant to current regulations, these amounts shall not be distributed as dividends until subsidiaries and affiliates declare the related dividend.

During regular Stockholders' meetings held on February 20, 2001 and August 17, 2000, stockholders approved cash dividends for approximately Bs. 1,095 million and Bs. 927 million, on income generated during the six-month periods ended December 31, 2000 and June 30, 2000, respectively. Each dividend declared is equivalent to Bs. 10 per share. Additionally, during the same meetings, stockholders approved extraordinary declarations of dividends for approximately Bs. 1,769 million, equivalent to Bs. 35 per share and for Bs. 6,823 million, equivalent to Bs. 160 per share, respectively.

Capitalization indexes

As of June 30, 2001 and December 31, 2000, maintained and required indexes in accordance with the standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions and calculated based on the amounts presented in the Bank's financial statements, are shown as follows:

	June 30, 2001		December 31, 2000	
	Index maintained	Index required	Index maintained	Index required
Risk capital – Global	23.79%	12%	23.70%	12%
Stockholders' equity/ total assets	22.83%	10%	20.98%	10%

Restricted and undistributed surplus is composed as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Foreign agency's income	904,989	285,721
Surplus from allocation of general provision of investments	208,839	269,015
Restatement of gold in coins	349,827	349,827
Unrealized gain from equity share	4,696,195	-
Restricted surplus according to resolution N° 329-99 of SUDEBAN, dated December 28, 1999	18,964,054	18,958,401
	25,123,904	19,862,964

15. OTHER OPERATING INCOME:

Other operating income shown in the statements of income are represented by:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Commissions for services	6,762,933	4,530,026
Income from exchange difference	3,410,118	6,174,052
Dividends received for investments in affiliates (Note 6)	644,333	1,594,628
Income from sale of foreclosed assets and property and equipment	615,685	14,903
Income from sale of securities	501,486	849,979
Other	1,073,250	951,584
	13,007,805	14,115,172

For the six-month periods ended June 30, 2001 and December 31, 2000, income from purchase and sale of currencies amounts to Bs. 1,342 million and Bs. 1,190 million, respectively, presented in "Income from exchange difference".

For the six-month period ended December 31, 2000, "Dividends received from investments in affiliates" are composed of dividends received from Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero for approximately Bs. 515 million and income for approximately Bs. 1,080 million provided by the capital stock decrease made by Soficrédito Banco de Inversión, C.A.

16. MEMORANDUM ACCOUNTS:

Memorandum accounts shown in the balance sheets, correspond to the following transactions carried out by the Bank and its foreign Branch:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Contingent debit accounts-		
Guarantees granted	45,241,792	44,060,724
Lines of credit of immediate utilization	31,073,109	24,604,079
Letters of credit issued not traded	2,613,717	2,462,524
Letters of credit confirmed not traded	31,554	-
Transactions with derivatives--		
Currency forward	64,857,240	62,700,864
	143,817,412	133,828,191
Trust assets	1,075,382,346	955,938,633
Commissions and trusts	19,229,279	36,008,248
Other memorandum debit accounts-		
Custodials received	735,474,842	243,859,046
Guarantees received	186,763,642	175,101,636
Collections	1,389,089	1,464,467
Consignments received	1,902,872	1,783,785
Other register accounts	42,816,124	93,276,405
	968,346,569	515,485,339
	2,206,775,606	1,641,260,411

Contingent debit accounts

a. Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments reflected in the memorandum accounts in order to meet its clients' financial needs. As of June 30, 2001 and December 31, 2000, these instruments consist mainly of guarantees, lines of credit and letters of credit for Bs. 78,960 million and Bs. 71,128 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts and depends upon whether the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of June 30, 2001 and December 31, 2000, the provisions for contingent portfolio amount to approximately Bs. 594 million and Bs. 563 million, respectively, and are recorded in the "Other liabilities" caption.

b. Derivative instruments

During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic and foreign financial institutions, for trading purposes. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank and its foreign branch, are shown as follows:

As of June 30, 2001

Typo of transaction	Maturity (days)	Original term (days)	Nominal value/ Book value		Fair value	
			(Thousands)			
			US$	Bs.	US$	Bs.
Trading operations- Sale of dollars	3 - 257	27 - 422	88,650	64,857,240	88,650	64,014,451

As of December 31, 2000

Typo de transaction	Maturity (days)	Original term (days)	Nominal value/ Book value		Fair value	
			(Thousands)			
			US$	Bs.	US$	Bs.
Trading operations-						
Purchase of dollars	2	31	5,000	3,498,776	5,000	3,511,750
Sale of dollars	2 – 129	31 – 422	83,700	58,863,856	83,700	59,189,114
			88,700	62,362,632	88,700	62,700,864

As a result of these operations, during the six-month periods ended June 30, 2001 and December 31, 2000, the Bank obtained earnings for approximately Bs. 702 million and Bs. 2,448 million, respectively, which are included in the "Other operating income" caption, and incurred in losses for approximately Bs. 379 million and Bs. 352 million, respectively, included in the "Other operating expenses" caption.

For the six-month periods ended June 30, 2001 and December 31, 2000, the unrealized gain resulting from foreign currency forward exchange transactions with local and foreign financial institutions, amounts to Bs. 284 million and Bs. 184 million, respectively.

The Bank controls the price and credit risks of these instruments by establishing specific and general hedges, evaluating the counter-party and establishing supervision and control mechanisms.

c. Trust assets

The Bank administers certain assets on behalf of third parties. The summarized balance sheets of the Bank's trust, are presented as follows:

	June 30, 2000	December 31, 2000
	(Thousands of bolivars)	
ASSETS:		
Cash and due from banks	191,953	35,297
Investment securities	167,442,115	149,041,712
Loan portfolio	374,050	13,008,254
Interest and commissions receivable	2,010,577	1,590,375
Loans to trustees	68,845,266	56,442,735
Real estate	71,515,319	735,626,685
Other assets	765,003,066	193,575
	1,075,382,346	955,938,633
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other liabilities	70,189,960	22,502
Stockholders' equity	1,005,192,386	955,916,131
	1,075,382,346	955,938,633

The classification of trusts according to their purpose and contracting entity, is presented as follows:

As of June 30, 2001:

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other organisms with special regime	Total
			(Thousands of bolivars)		
Investment	3,409,135	-	-	-	3,409-135
Guarantee	820,914,786	-	-	-	820,914,786
Administration	246,115,663	100,261	2,041	4,840,460	251,058,425
	1,070,439,584	100,261	2,041	4,840,460	1,075,382,346

As of December 31, 2000:

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other organisms with special regime	Total
			(Thousands of bolivars)		
Investment	2,670,896	-	-	-	2,670,896
Guarantee	791,553,144	-	-	-	791,553,144
Administration	157,157,167	100,284	1,920	4,455,222	161,714,593
	951,381,207	100,284	1,920	4,455,222	955,938,633

As of June 30, 2001 and December 31, 2000, funds granted in trust by private entities represent 99% of the total of funds.

Trust's investment securities

As of June 30, 2001 and December 31, 2000, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of said investments is shown as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Local currency-		
Investment securities-		
Trading securities	4,472,381	-
Available-for-sale securities	63,359,101	51,052,519
Held-to-maturity securities	3,973,474	7,674,832
Other investment securities	44,170,690	35,834,950
Restricted cash securities	1,300,000	5,214,000
	117,275,646	99,776,301
Foreign currency-		
Investment securities-		
Available-for-sale securities	50,166,469	49,265,411
	167,442,115	149,041,712

A table showing Trust investments for the periods ended June 30, 2001 and December 31, 2000, is presented as follows:

	June 30, 2001		December 31, 2000	
	Book value	Market value	Book value	Market value
	(Thousands of bolivars)			
Trading securities-				
Bonds without collateral maturing in 53 days	1,416,296	1,416,296	-	-
National Public Debt Bonds, maturing in 24 to 43 days.	3,056,085	3,056,085	-	-
	4,472,381	4,472,381	-	-
Trust's available-for-sale securities in local currency-				
National Public Debt Bonds, maturing in 6 months to 3 years	46,499,546	46,033,092	35,693,957	35,235,291
Participation in local financial companies	1,383,899	5,462,099	1,347,702	5,608,445
Participation in local nonfinancial companies	15,475,656	15,304,946	14,010,860	14,083,651
	63,359,101	66,800,137	51,052,519	54,927,387
Trust's available-for-sale securities in foreign currency-				
Participation in foreign financial institutions	27,728	27,728	26,995	26,995
Time deposits in foreign financial institutions maturing in 14 to 30 days, equivalent to US$ 65 million and Bs. 2,004 million for June 30, 2001 , and 30 to 45 days equivalent to US$ 68 million for December 31, 2000.	48,810,771	48,810,771	47,619,310	47,619,310
Obligations issued by foreign nonfinancial institutions for US$ 1.5 million, maturing in 28 days to 2.5 years as of June 30, 2001, and US$ 1.7 million maturing in 2.5 to 3 years as of December 31, 2000	1,114,337	1,114,337	1,246,538	1,246,538
Obligations issued by foreign financial institutions, maturing in 30 days US$ 298 mil .	213,633	213,633	-	-
Mutual funds, US$ 533 thousand.	-	-	372,568	372,568
	50,166,469	50,166,469	49,265,411	49,265,411
	117,997,951	121,438,987	100,317,930	104,192,798

The participation in local financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by testators.

	June 30, 2001		December 31, 2000	
	Book value	Market value	Book value	Market value
	(Thousands of bolivars)			
Trust's held-to-maturity securities-				
Treasury bills issued by Banco Central de Venezuela maturing in 48 days	491,965	491,965	-	-
Obligations issued by local nonfinancial private companies maturing in 30 to 147 days (between 2 months and 2 years for December 2000)	3,481,509	3,481,509	7,674,832	7,674,832
	3,973,474	3,973,474	7,674,832	7,674,832
Trust's other investment securities-				
Time deposits in local financial institutions and savings certificates maturing in 34 to 61 days	23,923,907	23,923,907	25,183,279	25,183,279
Obligations by local financial institutions maturing in 30 to 61 days (between 30 and 45 days as of December 31, 2000)	17,346,783	17,346,782	10,651,671	10,651,671
Savings certificates in local financial institutions maturing in 48 days	2,900,000	2,900,000	-	-
	44,170,690	44,170,689	35,834,950	35,834,950
Trust's restricted cash investment securities-				
Securities subject to reporto agreements maturing in 28 days	1,300,000	1,300,000	5,214,000	5,214,000

The trust enters into short-term contracts of purchase of securities under agreements of resell (reporto-resell agreements) with third parties. According to the requirements of the Superintendence of Banks and Other Financial Institutions, purchased securities are presented in the "Restricted cash investment securities" caption. The financial information on reporto agreements as of June 30, 2001 and December 31, 2000, is detailed as follows:

As of June 30, 2001:

Characteristics of securities granted	Contract value	Security's fair value[1]	Nominal value
	(Thousands of bolivars)		
Securities purchased under agreements to resell:			
National Public Debt Bonds purchased from Banco Central de Venezuela under agreement to resell (REPOS), maturing in 28 days, with 17% returns	1,300,000	1,300,000	1,300,000

As of December 31, 2000:

Characteristics of securities granted	Contract value	Security's fair value	Nominal value
	(Thousands of bolivars)		
Securities purchased under agreements to resell:			
National Public Debt Bonds (DPN) with 12,5% returns	5,214,000	5,302,000	5,302,000

The returns of the trust's investment securities are presented as follows:

	June 30, 2001	December 31, 2000
Trading securities		
Bonds without collateral	17,5%	-
National Public Debt Bonds	15%	-
Available-for-sale securities:		
National Public Debt Bonds	11.37% - 22.50%	14.33% - 35.63%
Time deposits in foreign financial institutions	2.93% - 21.19%	5.50 % - 6.65 %
Obligations issued by foreign nonfinancial private companies	3.54% - 7.15%	5.9 % -7.01%
Obligations issued by foreign financial institutions	3%	-

[1] Fair value is equivalent to the nominal value of the reporto agreement

	June 30, 2001	December 31, 2000
Held-to-maturity securities:		
Treasury bills	12.25%	-
Obligations issued by local nonfinancial private companies	14.93%	13% - 16%
Other investment securities:		
Time deposits in local financial institutions	14.25% - 17%	10% - 14.25%
Obligations issued by local financial institutions	16% - 17.5%	12% - 14.5%
Savings certificates in local financial institutions	16.5% - 17%	10% - 11.50%
Restricted cash investment securities	17%	12.5%

Trusts' loan portfolio

The trusts' loan portfolio is mainly composed of loans granted to private entities. The classification of the trusts' loan portfolio as per economic activity, is shown as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Industrial	-	5,101
Financial	-	12,242,653
Other	374,050	760,500
	374,050	13,008,254

The trusts' loan portfolio, classified according to the type of guarantee, is detailed as follows:

As of June 30, 2001

			Type of guarantee		
	Total	Unguaranteed	Mercantile documents	Collateral	Other
	(Thousands of bolivars)				
Current	374.050	-	-	-	374.050

As of December 31, 2000

	Total	Unguaranteed	Type of guarantee: Mercantile documents	Collateral	Other
	(Thousands of bolivars)				
Current	13,008,254	12,242,653	-	5,101	760,500

Maturities for the trusts' loan portfolio as of June 30, 2001 and December 31, 2000, are detailed as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Less than one year	374,050	13,003,153
Between three and four years	-	5,101
	374,050	13,008,254

The trust's loan portfolio is composed of loans granted to private companies, which bear interests at an annual rate fluctuating between 25% and 26%, for June 2001, and 17.5% and 35%, for December 2000.

On February 23, 2000, the Bank entered into a guarantee trust contract between Siderúrgica del Orinoco, C.A. (SIDOR) and a group of national and international banks, through which SIDOR guarantees the amounts of its debts with the banks involved in the contract. This contract grants to the Bank the ownership of certain fixed assets of SIDOR valued in approximately Bs. 754,921 million and Bs. 734,944 million as of June 30, 2001 and December 31, 2000, respectively, (equivalent to approximately US$ 1,051 million), which were incorporated in the Bank's trust assets, in the "Other assets" caption as of June 30, 2001, and in the "Real estate" caption as of December 31, 2000. The effectiveness of the contract will depend on the payment of obligations made by SIDOR with the group of banks involved or on their decision of substituting the trustee.

On October 31, 2000, a guarantee trust contract was entered into. The trust fund of this contract as of June 30, 2001 amounts to Bs. 42,981 million (Bs. 44.064 million as of December 31, 2000), equivalent to US$ 59.8 million (US$ 63 million as of December 31, 2000), which – upon the testators' request – are deposited in a time placement maturing in 28 and 46 days as of June 30, 2001 and December 31, 2000, respectively. This contract is effective for 36 months from the date of payment of shares acquired.

On May 31, 2001, the Bank entered into a trust contract with a foreign insurance company whose purpose is investing in real estate in the country. Accordingly, the trustee was proposed to contract debt securities or any other financing modality for account, risk, order and benefit of the trust. All of the obligations will be exclusively paid with the resources from the trust fund. The testator transferred to the trustee an initial contribution of US$ 1 million (equivalent to approximately Bs. 718 million). The contract will be effective for 14 years from the contracting date, and after the contract resolution, assets composing the trust fund will be distributed to the testator.

Other trusts

The Bank conducted other trust operations under the commission contract modality amounting to Bs. 19,229 million and Bs. 36,008 million as of June 30, 2001 and December 31, 2000, respectively. The resources of these trusts are placed in credits granted to local private companies, maturing in 30 to 89 days as of June 30, 2001, with annual returns fluctuating between 11% and 18.99% (23 to 90 days, and annual returns fluctuating between 10.50% and 19.99% for December 2000) determined according to the amount and terms of trusts.

As of June 30, 2001 and December 31, 2000, the income from these trusts amounts to Bs. 530 million and Bs. 461 million, and is recorded net in the "Other operating income" caption.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards of the Superintendence of Banks and Other Financial Institutions require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might realize their financial instruments in the market.

As of June 30, 2001 and December 31, 2000, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

- Securities listed on the Stock Exchange: those securities listed on the exchange at the market price effective at the end of the six-month period is considered as at fair value.

- For shares in subsidiaries and affiliates, fair value is considered as equity value according to the Company's financial statements.

- Deposits in banks and other financial institutions: the book par value of these short-term instruments is similar to fair value.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at the date of the report, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency mature in less than 5 days, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	June 30, 2001		December 31, 2000	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
ASSETS:				
Cash and due from banks	122,338,824	122,338,824	110,267,686	110,267,686
Investment securities	117,507,246	117,537,721	114,884,394	114,848,381
Loan portfolio	194,751,199	198,486,186	179,727,403	183,266,192
Interest and commissions receivable	3,622,909	3,622,909	3,261,823	3,261,823
Investments in subsidiaries and affiliates, net	5,571,114	6,494,235	611,533	5,930,011
	443,791,292	448,479,875	408,752,839	417,574,093
LIABILITIES:				
Customers deposits	333,810,506	333,810,506	304,902,864	304,902,864
Other borrowings	26,199,144	26,199,144	20,797,170	20,797,170
Other financial intermediation obligations	2,104,668	2,104,668	1,164,309	1,164,309
Interest and commissions payable	64,757	64,757	75,063	75,063
	362,179,075	362,179,075	326,939,406	326,939,406
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	143,817,412	142,974,623	133,828,191	134,166,423
Trust assets	1,075,382,346	1,078,823,381	955,938,633	959,813,500
Trusts	19,229,279	19,229,279	36,008,248	36,008,248
Other debit memorandum accounts	968,346,569	968,346,569	515,485,339	515,485,339
	2,206,775,606	2,209,373,852	1,641,260,411	1,645,473,510

18. MATURITY OF ASSETS AND LIABILITIES:

The maturity of financial assets and liabilities shown in the balance sheets, is detailed as follows:

As of June 30, 2001:

	Less than 6 months	Between 6 and 12 months	Between 12 and 18 months	Between 18 and 24 months	Over 24 months	Total
			(Thousands of bolivars)			
ASSETS:						
Cash and due from banks	122,338,824	-	-	-	-	122,338,824
Investment securities-						
Available-for-sale securities	-	856,339	-	-	953,318	1,809,657
Held-to-maturity securities	79,399,953	-	-	1,436,399	-	80,836,352
Other securities	23,000,000	-	-	-	-	23,000,000
Restricted cash securities	11,861,237	-	-	-	-	11,861,237
Loan portfolio, net	161,159,150	15,605,388	2,973,861	6,042,071	8,970,729	194,751,199
Interest and commissions receivable	3,622,909	-	-	-	-	3,622,909
Investments in subsidiaries and affiliates	-	-	-	-	5,571,114	5,571,114
	401,382,073	16,461,727	2,973,861	7,478,470	15,495,161	443,791,292
LIABILITIES:						
Customers' deposits	333,810,506	-	-	-	-	333,810,506
Other borrowings	26,199,144	-	-	-	-	26,199,144
Other financial intermediation obligations	2,104,668	-	-	-	-	2,104,668
Interest and commissions payable	64,757	-	-	-	-	64,757
	362,179,075	-	-	-	-	362,179,075

As of December 31, 2000

	Less than 6 months	Between 6 and 12 months	Between 12 and 18 months	Between 18 and 24 months	Over 24 months	Total
ASSETS:						
Cash and due from banks	110,267,686	-	-	-	-	110,267,686
Investment securities-						
Trading securities	628,916	-	-	-	-	628,916
Available-for-sale securities	1,784,743	2,400,000	-	-	10,855,401	15,040,144
Held-to-maturity securities	57,029,575	-	-	-	5,495,759	62,525,334
Other securities	29,700,000	-	-	-	-	29,700,000
Restricted cash securities	6,990,000	-	-	-	-	6,990,000
Loan portfolio, net	172,404,185	-	-	-	7,323,218	179,727,403
Interest and commissions receivable	3,261,823	-	-		-	3,261,823
Investments in subsidiaries and affiliates	-	-	-	-	611,533	611,533
	382,066,928	2,400,000	-	-	24,285,911	408,752,839
LIABILITIES:						
Customers' deposits	304,902,864	-	-	-	-	304,902,864
Other borrowings	20,797,170	-	-	-	-	20,797,170
Other financial intermediation obligations	1,164,309	-	-	-	-	1,164,309
Interest and commissions payable	75,063	-	-	-	-	75,063
	326,939,406	-	-	-	-	326,939,406

19. TAX REGIME:

Book to tax reconciliation

The Bank's fiscal year ends December 31. The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense on tax income, are shown as follows:

	Six-month period ended June 30, 2001	Year ended December 31, 2000
	(Thousands of bolivars)	
Income tax expense determined on the book income	4,107,977	9,860,958
Differences between book and tax expense, net-		
Tax readjustment for inflation	(1,658,882)	(3,908,748)
Expenses (income) abroad, net	525	(2,419,775)
Provisions for statutory labor benefits	(357,597)	(823,382)
Dividend income	(528,539)	(747,346)
Yields on National Public Debt Bonds	(280,361)	(112,446)
Labor accruals	(41,593)	59,924
Allowance for loan portfolio and foreclosed assets	313,991	56,595
Other	413,691	294,252
	(2,138,765)	(7,600,926)
Less-		
Tax loss carryforwards and I.A.E. credits	(413,612)	(3,681,866)
Income tax expense	1,555,600	-

Regular tax adjustment for inflation

The regular tax adjustment for inflation represents the higher (or lower) value of the shareholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the General Consumer Price Index (CPI) issued by Banco Central de Venezuela (BCV) on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

Business asset tax

The business asset tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the business asset tax and the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes.

Amendment to the Income Tax Law

The Amendment to the Income Tax Law published in Official Gazette N° 5390 on October 22, 1999, includes some regulations effective from January 1, 2001, as follows:

a. A new taxability regime to worldwide income, which includes taxability applied to income obtained abroad by individuals or companies residing or domiciled in Venezuela. It allows to credit income taxes paid abroad.

b. A proportional tax on dividends is introduced equivalent to 34%.

20. RETIREMENT PENSION PLAN:

The Bank has a non-contributive pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial studies made on annual basis. The pension plan administration is the responsibility of the Bank's Management.

As of December 31, 2000, the reconciliation of the pension plan's financial position, is as follows:

	December 31, 2000 (Thousands)
Projected benefit obligation	(2,385,728)
Assets supporting the plan	-
Net financial position of the plan	(2,385,728)
Unrecognized transition obligation	1,920,328
Unrecognized net income	-
Accrual for pension and retirement plan	(465,400)

During the six-month period ended June 30, 2001, the Bank recorded approximately Bs. 399 million for accrual for retirement plan. As of June 30, 2001, the provision for retirement plan amounts to approximately Bs. 864 million.

Premises used by independent actuaries to calculate the obligation for projected benefits are as follows:

Discount rate	13%
Salary increase	9%

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is from June 30, 2000, in order to determine the unrecognized net obligation which will be amortized by the Bank using the straight-line method from July 1, 2000, for a period of 5 years.

21. CONTINGENCIES AND COMMITMENTS:

As of June 30, 2001 and December 31, 2000, the Bank has the following contingencies and claims:

Tax litigation

The Bank has received a tax assessment from Servicio Nacional Integrado de Administración Tributaria (SENIAT) for Bs. 5,415,000, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

Other

Several claims have been filed against the Bank by certain companies of the fishing industry regarding operations of support to a shipping company, which are totally covered with counter guarantees established on its behalf by foreign financial institutions with which the shipping company manages its operations. To date, part of these claims have been rejected and the rest are in the final judicial decision stage before the eighth Civil and Mercantile Banking Court of First Instance.

According to management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of June 30, 2001 and December 31, 2000, cover the obligations that might arise as a result of claims referred to above.

22. BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Banco Venezolano de Crédito, S.A.C.A. and its foreign branch are members of Grupo Banco Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of said transactions might not be similar to those that might result from transactions with unrelated parties.

The most important transactions carried out by the Bank with related parties are mainly represented by investment and borrowing operations the effects of which are presented as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
Income from other accounts receivable-		
Commissions from availability of funds--		
Participaciones Vencred, S.A.	270,000	-
Other operating income-		
Commissions from services--		
Participaciones Vencred, S.A.	734,603	-
Soficrédito Banco de Inversión, C.A.	1,625,229	-
Sogecrédito, C.A. de Arrendamiento Financiero	261,411	-
	2,621,243	-
Dividends collected--		
Participaciones Vencred, S.A.	34,380	-
Soficrédito Banco de Inversión, C.A.	450,000	1,452,090
Sogecrédito, C.A. de Arrendamiento Financiero	119,700	142,538
	604,080	1,594,628
	3,225,323	1,594,628
Financial expenses-		
Expenses for other borrowings-		
Participaciones Vencred, S.A.	55,830	114,449
Operating expenses-		
Venezolana de Bienes, S.A.	4,702	4,704
Vencred, S.A.C.A.	34,044	26,556
	38,746	31,260

As a result of these transactions and other less important transactions, the balances included in various captions of the balance sheets are as follows:

	June 30, 2001	December 31, 2000
	(Thousands of bolivars)	
ASSETS:		
Other commissions receivable-		
Soficrédito Banco de Inversión, C.A.	110,291	-
Sogecrédito, C.A. de Arrendamiento Financiero	32,606	-
Participaciones Vencred, S.A.	10,000	-
	152,897	-
Investments in subsidiaries and affiliates-		
Soficrédito Banco de Inversión, C.A.	4,238,606	449,934
Sogecrédito, C.A. de Arrendamiento Financiero	1,032,914	150,000
Participaciones Vencred, S.A.	292,794	39,900
La Ceiba Finance, S.A.	35,100	-
	5,599,414	639,834
Property and equipment – works in progress-		
Desarrollos Del Sol, C.A.	2,946,234	2,393,241
	8,698,545	3,033,075
LIABILITIES:		
Customers' deposits-		
Non-interest bearing current accounts--		
Participaciones Vencred, S.A.	133,979	508,386
Soficrédito Banco de Inversión, C.A.	180,184	365,795
Sogecrédito, C.A. de Arrendamiento Financiero	28,557	215,035
Valores Vencred, S.A.	106,276	121,236
Vencred, S.A.C.A.	4,967	9,969
Other	17,366	13,387
	471,329	1,233,808
Other borrowings-		
Participaciones Vencred, S.A.	1,850,000	1,995,333
Interest and commissions payable-		
Obligations with domestic financial institutions up to one year--		
Participaciones Vencred, S.A.	1,079	776
	2,322,408	3,229,917
MEMORANDUM ACCOUNTS:		
Guarantees granted-		
Valores Vencred, S.A.	660,000	580,000
Other	6,165	6,165
	666,165	586,165

On January 31, 2001, the Bank entered into a service contract with its affiliates Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero, through which the Bank provides said affiliates with financial advisory, technological and physical infrastructure, branches and agencies as well as personnel from the Bank, among other services, in exchange for a consideration to be determined by joint agreement and on a monthly basis considering the gathering of deposits from resources used, and expenses incurred.

23. FOREIGN CURRENCY POSITION:

The balances in foreign currency included in the balance sheets, are detailed as follows:

	June 30, 2001		December 31, 2000	
	US$	Bs.	US$	Bs.
	(Thousands)			
ASSETS:				
Cash and due from banks	54,075	38,825,834	41,158	28,769,481
Investment securities	129,105	92,697,590	99,450	69,515,552
Loan portfolio	4,237	3,042,189	4,203	2,937,470
Interest receivable	563	404,308	1,100	769,132
Other assets	911	654,398	446	311,959
	188,891	135,624,319	146,357	102,303,594
LIABILITIES:				
Customers' deposits	(91,990)	(66,048,624)	(59,764)	(41,774,735)
Other borrowings, other demand obligations and other financial intermediation obligations	(2,917)	(2,094,231)	(1,636)	(1,143,280)
Interest payable	(20)	(14,261)	(57)	(39,516)
Other liabilities	(19)	(13,866)	(86)	(60,137)
	(94,946)	(68,170,982)	(61,543)	(43,017,668)
MEMORANDUM ACCOUNTS:				
Debit contingent accounts, net	(88,650)	(64,857,240)	(79,653)	(55,677,365)
Other debit memorandum accounts, net	(15,544)	(11,160,926)	(12,095)	(8,454,491)
	(104,194)	(76,018,166)	(91,748)	(64,131,856)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euro, pound sterling, German marc, Canadian dollars, yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended June 30, 2001 and December 31, 2000, the Bank obtained income corresponding to exchange fluctuations, including income from foreign currency forward exchange transactions, of approximately Bs. 3,410 million and Bs. 6,174 million; and losses for approximately Bs. 408 million and Bs. 369 million, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, commercial banks should maintain their net position in foreign currency within limits provided by Banco Central de Venezuela (BCV) through special resolutions. As of June 30, 2001 and December 31, 2000, the net position in foreign currency allowed by BCV was approximately US$ 18 million (Bs. 13,195 million) and US$ 17 million (Bs. 11,768 million), respectively, equivalent to 15% of net stockholders' equity. The net position in foreign currency maintained for those dates, calculated on the basis of the Bank's individual financial statements under parameters provided by said institution, amounts to approximately US$ 10 million (Bs. 8,571 million) and US$ 7 million (Bs. 4,846 million).

24. MINIMUM CAPITAL STOCK REQUIRED:

On December 18, 2000, the Venezuelan Superintendence of Banks and Other Financial Institutions issued Resolution N° 353-00, published in Official Gazette N° 37104 dated December 21, 2000, which provides for the new requirements of paid-in capital stock that financial institutions must comply with in Venezuela. These financial institutions will have three months, from the effectiveness of such resolution, to make the corresponding adjustments to their capital stocks.

Paid-in capital stock required for Commercial Banks, pursuant to Resolution N° 353-00 referred to above, amounts to Bs. 13,920 million. As of June 30, 2001 and December 31, 2000, the Bank's paid-in capital stock amounts to Bs. 29,484 million and Bs. 25,272 million, respectively.

25. LOANS GRANTED TO AN ECONOMIC GROUP:

As of December 31, 2000, the Bank maintained a loan for Bs. 16,251 million on behalf of Grupo Polar, which exceeded the limit allowed by local regulations, i.e. 20% of the Bank's paid-in capital plus reserves by approximately Bs. 60 million. As of June 30, 2001, said situation has been regularized.

26. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

Supplemental pro forma
Financial statements
as of June 30, 2001 and December 31, 2000

EXHIBIT I

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA BALANCE SHEETS – JUNE 30, 2001 AND DECEMBER 31, 2000

(Stated in thousands of constant bolivars)

ASSETS	June 30, 2001	December 31, 2000
CASH AND DUE FROM BANKS:		
Cash	14,454,321	15,021,993
Banco Central de Venezuela	41,820,694	44,262,182
Due from domestic banks and other financial institutions	3,714,915	5,694,105
Due from foreign banks and correspondents	34,826,042	26,638,525
Due from main office and branches	-	-
Clearing house funds	27,524,062	25,155,430
(Allowance for cash and due from banks)	(1,210)	(1,281)
	122,338,824	116,770,954
INVESTMENT SECURITIES:		
Trading securities	-	666,008
Available-for-sale securities	1,809,657	15,927,168
Held-to-maturity securities	80,836,352	66,212,897
Other securities	23,000,000	31,451,619
Restricted cash investments	11,861,237	7,402,249
(Allowance for investment securities)	-	-
	117,507,246	121,659,941
LOAN PORTFOLIO:		
Current loans	196,737,376	192,097,757
Restructured loans	1,494,283	2,340,169
Past-due loans	1,498,370	1,881,618
Loans in litigation	2,075,994	1,397,979
(Allowance for loan portfolio)	(7,054,824)	(7,390,321)
	194,751,199	190,327,202
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	51,908	23,959
Accrued interest receivable from investment securities	403,725	1,443,015
Accrued interest receivable from loan portfolio	2,025,170	1,536,273
Commissions receivable	795,605	285,154
Accrued interest receivable from other accounts receivable	367,001	194,599
(Allowance for accrued interest receivable from loan portfolio and other)	(20,500)	(28,804)
	3,622,909	3,454,196
INVESTMENTS IN FOREIGN SUBSIDIARIES, AFFILIATES, BRANCHES AND AGENCIES:		
Investments in other institutions	6,526,125	4,748,985
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(140,408)	(142,077)
	6,385,717	4,606,908
FORECLOSED ASSETS	3,855,146	4,184,069
PROPERTY AND EQUIPMENT	48,587,095	39,889,982
OTHER ASSETS	4,247,179	4,429,476
	501,295,315	485,322,728
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	143,817,412	141,720,989
Trust assets	1,075,382,346	1,012,317,117
Trusts	19,229,279	38,131,910
Other memorandum debit accounts	968,346,569	545,887,167
	2,206,775,606	1,738,057,183

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2001	December 31, 2000
CUSTOMERS' DEPOSITS:		
Deposits in current accounts	184,036,789	162,765,803
Other demand obligations	32,901,546	37,872,196
Money transaction table obligations	-	-
Savings deposits	86,775,184	98,713,824
Time deposits	3,468,317	2,448,121
Securities issued by the Bank	-	-
Restricted customers' deposits	26,628,670	21,065,205
	333,810,506	322,885,149
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions up to one year	26,098,766	21,909,854
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	100,378	113,873
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	-	-
	26,199,144	22,023,727
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	2,104,668	1,232,977
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	48,059	35,999
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	16,698	6,142
Accrued expenses for other financial intermediation obligations	-	37,349
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	64,757	79,490
OTHER LIABILITIES	17,972,487	20,999,146
Total liabilities	380,151,562	367,220,489
STOCKHOLDERS' EQUITY:		
Paid-in capital	29,484,000	25,272,000
Capital stock restatement	145,172,674	145,132,714
Uncapitalized equity contributions	14,754,879	14,754,879
Capital reserves	134,722,497	134,148,899
Accumulated deficit	(202,944,054)	(201,085,697)
Unrealized loss	(46,243)	(120,656)
Total stockholders' equity	121,143,753	118,102,239
	501,295,315	485,322,728
CONTRA MEMORANDUM ACCOUNTS	2,206,775,606	1,738,057,183

EXHIBIT II

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000
(Stated in thousands of constant bolivars, except for amounts per share)

	June 30, 2001	December 31, 2000
FINANCIAL INCOME:		
Cash and due from banks	1,522,428	1,720,762
Investment securities	4,349,181	3,825,962
Loan portfolio	42,234	18,126,425
Other accounts receivable	15,801,379	1,132,631
Investments in foreign subsidiaries, affiliates, branches and agencies	1,367,494.00	-
Main office, branches and agencies	-	-
Other	531,324	59,041
	23,614,040	24,864,821
FINANCIAL EXPENSES:		
Customers' deposits	2,648,791	2,338,889
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	514,221	1,489,334
Other financial intermediation obligations	11,499	16,508
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	5,072	10,553
Monetary loss	2,526,732	3,864,854
	5,706,315	7,720,138
Gross financial margin	17,907,725	17,144,683
RECOVERY OF FINANCIAL ASSETS	530,299	128,530
PROVISION FOR UNCOLLECTIBLE AND DEVALUATED FINANCIAL ASSETS:		
Provision for uncollectible loans and other accounts receivable	-	100,209
Provision for devaluation of financial investments	-	-
Provision for reconciling items	-	-
	-	100,209
Net financial margin	18,438,024	17,173,004
LESS- OPERATING EXPENSES:		
Personnel	10,009,675	10,825,866
Operating	8,404,283.00	9,395,291
Payments to Fondo de Garantía de Depositos y Protección Bancaria	532,302	481,172
Payments to the Superintendence of Banks and Other Financial Institutions	54,288	45,999
	19,000,548	20,748,328
Financial intermediation margin	(562,524)	(3,575,324)
OTHER OPERATING INCOME	12,691,234	13,640,344
OTHER OPERATING EXPENSES	3,385,172	2,661,256
Gross margin	8,743,538	7,403,764
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	79,061	107,204
Gross income before income taxes	8,664,477	7,296,560
INCOME TAXES	1,694,602	195,213
Net income	6,969,875	7,101,347
ALLOCATION OF INCOME, net:		
Legal reserve	573,498	711,935
Statutory profit- sharing-		
Board of Directors	1,055,280	1,352,196
Officers and employees	-	-
	1,055,280	1,352,196
Retained earnings-		
Undistributed and restricted surplus	2,670,548	2,518,608
Surplus to be applied	2,670,549	2,518,608
	5,341,097	5,037,216
	6,969,875	7,101,347
NET EARNINGS PER SHARE (in bolivars)	123	147
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	56,581	48,334

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000
(Stated in thousands of constant bolivars)

	Paid-in capital	Paid-in capital restatement	Uncapitalized equity contributions	Capital reserves	Retained earnings: Undistributed and restricted surplus	Retained earnings: Surplus to be applied	Retained earnings: Result from exposure to inflation	Retained earnings: Total	Unrealized gain (loss)	Total stockholders' equity
BALANCES, as of June 30, 2000	21,060,000	144,809,642	14,754,879	133,437,063	18,240,708	13,748,264	(225,800,448)	(193,811,476)	(55,172)	120,194,936
Net income for the six-month period	-	-	-	-	-	7,101,347	-	7,101,347	-	7,101,347
Transfer to legal reserve	-	-	-	711,936	-	(711,936)	-	(711,936)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	-	(1,352,196)	-	(1,352,196)	-	(1,352,196)
Dividends declared-										
Cash	-	-	-	-	-	(8,506,481)	-	(8,506,481)	-	(8,506,481)
Stocks	4,212,000	323,072	-	-	(4,535,071)	-	-	(4,535,071)	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(65,484)	(65,484)
Transfer of 50% of the income for the six-month period to the restricted surplus account	-	-	-	-	2,518,608	(2,518,608)	-	-	-	-
Effect on the result adjusted for inflation for changing monetary investments in subsidiaries and affiliates for nonmonetary investments	-	-	-	-	-	-	730,116	730,116	-	730,116
BALANCES, as of December 31, 2000	25,272,000	145,132,714	14,754,879	134,148,999	16,224,245	7,760,390	(225,070,332)	(201,085,697)	(120,656)	118,102,239
Net income for the six-month period	-	-	-	-	-	6,969,875	-	6,969,875	-	6,969,875
Transfer to legal reserve	-	-	-	573,498	-	(573,498)	-	(573,498)	-	-
Statutory profit-sharing - Board of directors	-	-	-	-	-	(1,055,280)	-	(1,055,280)	-	(1,055,280)
Dividends declared-										
Cash	-	-	-	-	-	(2,947,494)	-	(2,947,494)	-	(2,947,494)
Stocks	4,212,000	39,960	-	-	(4,251,960)	-	-	(4,251,960)	-	-
Unrealized net loss in the valuation of available-for-sale securities	-	-	-	-	-	-	-	-	74,413	74,413
Transfer of 50% of the income for the six-month period to the restricted surplus account	-	-	-	-	2,670,548	(2,670,548)	-	-	-	-
BALANCES, as of June 30, 2001	29,484,000	145,172,674	14,754,879	134,722,497	14,642,833	7,483,445	(225,070,332)	(202,944,054)	(46,243)	121,143,753

EXHIBIT IV

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A. AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL PRO FORMA STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000
(Stated in thousands of constant bolivars)

	June 30, 2001	December 31, 2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income for the six-month period	6,969,875	7,101,347
Adjustments to reconcile net income to cash provided by operating activities-		
Provision for uncollectible and devaluated financial assets	-	100,209
Depreciation and amortization	2,715,057	2,021,862
Net change in trading securities	666,008	(618,062)
Net change in other assets	182,295	(262,279)
Net change in interest and commissions receivable	(168,713)	917,956
Net change in accruals and other liabilities	(3,026,659)	1,841,381
Net change in interest and commissions payable	(14,733)	(687,322)
Statutory earnings	(1,055,280)	(1,352,196)
Net cash provided by operating activities	6,267,850	9,062,896
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:		
Net change in customers' deposits	10,925,357	38,406,999
Net change in other borrowings	4,175,417	(38,793,423)
Net change in other financial intermediation obligations	871,691	463,013
Cash dividends paid	(2,947,494)	(8,506,481)
Net cash (used in) provided by financing activities	13,024,971	(8,429,892)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(590,054,990)	(521,743,266)
Loans collected for the period	585,630,991	495,315,811
Net change in available-for-sale securities	14,191,924	(9,496,623)
Net change in held-to-maturity securities	(14,623,455)	6,603,178
Net change in other investment securities	8,451,620	(22,455,719)
Net change in restricted cash investment	(4,458,987)	43,261,552
Net change in investment in foreign subsidiaries, affiliates, branches and agencies	(1,778,808)	2,737,276
Additions to property and equipment and foreclosed assets, net	(11,083,246)	(995,855)
Net cash used in investing activities	(13,724,951)	(6,773,646)
Net (decrease) increase in cash and due from banks	5,567,870	(6,140,642)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	116,770,954	122,911,596
CASH AND DUE FROM BANKS, at the end of the six-month period	122,338,824	116,770,954

EXHIBIT V

BANCO VENEZOLANO DE CRÉDITO, S.A.C.A.
AND ITS GRAND CAYMAN BRANCH

NOTES TO SUPPLEMENTAL PRO FORMA FINANCIAL STATEMENTS
JUNE 30, 2001 AND DECEMBER 31, 2000

1. SUPPLEMENTAL INFORMATION:

The inflation-adjusted financial statements, presented as supplemental pro forma information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

2. BASIS OF PRESENTATION:

The financial statements adjusted for inflation effects have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars as of June 30, 2001, based upon the general price-level method, in order to reflect the purchasing power of the currency at year-end.

The purpose of the adjustment for inflation is to update the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market value, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior year (December 2000) have been updated in currency of the last year-end and these amounts differ from the amounts presented originally in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to update its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, published monthly by Banco Central de Venezuela, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	June 30, 2001	December 31, 2000
Year-end	218.20	205.98
Average index	212.42	200.11

The accumulated inflation rates for the six-month periods ended June 30, 2001 and December 31, 2000 were 5.93% and 7.35%, respectively.

A summary of the procedures applied to restate the financial statements for inflation effects, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interest and commission receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interest and commissions payable and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in foreign subsidiaries and affiliates, branches and agencies, foreclosed assets, property and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the general average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the updatings made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption of the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.63,449,428

Unofficial Convenience Translation

Balance at July 31, 2001 (in thousands of Bolivars)

Assets	Month Ended 7/31/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	104,555,700	128,742,799
Cash	10,524,953	10,524,953
Central Bank of Venezuela	44,381,597	44,381,597
Banks and other National Financial Institutions	2,658,635	2,658,635
Banks and Foreign Branches	19,320,066	43,379,751
Main Office and Branches	0	0
Short Term Negotiable Instruments	27,671,659	27,799,073
(Allowances for Current Assets Losses)	(1,210)	(1,210)
Investments in Financial Instruments	64,339,430	109,285,096
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	3,158,899	3,158,899
Investments in Financial Instruments to be Collected at Maturity	15,131,155	60,076,821
Investments in Other Financial Instruments	32,000,000	32,000,000
Restricted Liquidity Investments	14,049,376	14,049,376
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	195,326,644	195,496,841
Current Loans	197,287,021	197,472,086
Restructured Loans	1,486,663	1,486,663
Overdue Loans	1,377,855	1,377,855
Credits in Litigation	2,212,705	2,212,705
(Allowance for Loan Portfolio Losses)	(7,037,600)	(7,052,468)
Interest and Commissions Receivable	3,060,085	3,224,237
Revenues Receivable for Current Assets	25,381	25,381
Revenues Receivable for Investments in Financial Instruments	447,063	607,875
Revenues Receivable for Loan Portfolio	2,231,133	2,234,473
Commissions Receivable	115,943	115,943
Revenues Receivable for Other Accounts Receivable	261,065	261,065
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(20,500)	(20,500)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	8,977,826	6,522,202
Holdings in Other Institutions	6,550,503	6,550,503
Investments in Foreign Branches and Offices	2,455,624	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	2,806,120	2,806,120
Durable Goods	22,362,392	22,362,392
Other Assets	4,542,235	4,542,235
Total Assets	**405,970,432**	**472,981,922**

Liabilities	Month Ended 7/31/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	261,205,622	328,186,663
Checking Account Deposits	142,328,915	186,398,180
Non-Interest Bearing Checking Accounts	142,028,337	142,028,337
Interest Bearing Checking Accounts	300,578	44,369,843
Other At-Sight Obligations	26,037,297	26,313,341
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	86,001,680	86,001,680
Time Deposits	250	2,799,512
Securities Issued by the Institution	0	0
Restricted Deposits	6,837,480	26,673,950
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financings	26,701,069	26,701,069
Obligations with National Financial Institutions for up to one year	26,629,807	26,629,807
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	71,262	71,262
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0
Other Obligations due to Intermediation	1,202,500	1,202,500
Interest and Commissions Payable	67,222	79,815
Expenses Payable for Deposits from the Public	43,653	56,246
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	19,287	19,287
Expenses Payable for Other Obligations due to Intermediation	4,282	4,282
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	21,005,563	21,023,419
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**310,181,976**	**377,193,466**
Operations	2,855,028	2,855,028

Stockholder's Equity	Month Ended 7/31/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484,000	29,484,000
Paid-in Capital	29,484,000	29,484,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,931,430	23,931,430
Adjustments to Stockholder's Equity	0	0
Retained Earnings	39,448,551	39,448,551
Unrealized Gain or Loss	(76,166)	(76,166)
Treasury Shares	0	0
Total Net Worth	**92,933,428**	**92,933,428**
Total Liabilities and Stockholder's Equity	**405,970,432**	**472,981,922**
Contingent Debtor Accounts	149,784,307	149,784,307
Trust Assets	1,088,441,066	1,088,441,066
Trust Charges	20,116,796	20,116,796
Debtor Accounts for other Trust Charges Residential Real Estate Mutual fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	593,757,470	593,757,470
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	16,712,501	16,712,501
Deposits of Official Entities	2,160,967	2,160,967

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,005,988	2,423,962	0	0	0	3,429,950
Guaranty	0	829,052,245	0	0	0	829,052,245
Administration	4,483,121	247,007,885	101,636	2,069	4,364,160	255,958,871
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**5,489,109**	**1,078,484,092**	**101,636**	**2,069**	**4,364,160**	**1,088,441,066**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2001 – July 31, 2001 (in thousands of Bolivars)

Unofficial Translation

	Month Ended 7/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	4,086,678	4,343,510
Current Assets Income	163,782	204,470
Investments in Financial Instrument Income	597,024	807,542
Loan Portfolio Income	3,100,304	3,101,789
Other Accounts Receivable Income	189,356	193,497
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	36,212	36,212
Financial Expenses	450,135	530,130
Deposit Expense	330,241	410,221
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	110,099	110,099
Obligations due to Intermediation Expense	9,795	9,795
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	15
Gross Financial Margin	3,636,543	3,813,380
Recovery of Financial Assets Income	105,336	105,336
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Outstanding Accounts for Conciliation Expenses	0	0
Net Financial Margin	3,741,879	3,918,716
Transformation Express	3,415,536	3,419,596
Personnel Expenses	1,936,942	1,939,117
Operating Expenses	1,373,921	1,375,806
FOGADE Contributions	95,863	95,863
Superintendence of Banks Contributions	8,810	8,810
Intermediation Margin	326,343	499,120
Other Operating Income	3,393,011	3,220,369
Other Operating Expenses	664,326	664,461
Business Margin	3,055,028	3,055,028
Extraordinary Income	0	0
Extraordinary Expenses	0	0
Income Before Taxes	3,055,028	3,055,028
Income Tax	200,000	200,000
Net Income	**2,855,028**	**2,855,028**

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 13,83	4.1 Net Income / Average Asset x 100 = 2.25
1.2 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 314.76	4.2 Net Income / Average Stockholders' Equity x 100 = 16,05
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 7.12	5.1 Current Assets / Deposits from the Public x 100 = 28.66
2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 7.06	5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 36.24
3. Management	
3.1 (Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 26.08	
3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 76.41	

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.59,251,841

Unofficial Convenience Translation

Balance at August 31, 2001 (in thousands of Bolivars)

Assets	Month Ended 8/31/2001 Venezuela Operations	Month Ended 8/31/2001 Consolidated with Foreign Branches and Offices
Current Assets	96,481,235	126,498,137
Cash	7,344,052	7,344,052
Central Bank of Venezuela	46,547,609	46,547,609
Banks and other National Financial Institutions	5,020,731	5,020,731
Banks and Foreign Branches	11,975,127	41,906,445
Main Office and Branches	0	0
Short Term Negotiable Instruments	25,596,418	25,682,002
(Allowances for Current Assets Losses)	(2,702)	(2,702)
Investments in Financial Instruments	54,069,885	102,913,499
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	3,936,480	22,336,582
Investments in Financial Instruments to be Collected at Maturity	7,387,472	37,830,984
Investments in Other Financial Instruments	33,500,000	33,500,000
Restricted Liquidity Investments	9,245,933	9,245,933
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	200,384,661	201,452,818
Current Loans	202,563,595	203,646,846
Restructured Loans	1,479,043	1,479,043
Overdue Loans	1,224,973	1,224,973
Credits in Litigation	2,154,650	2,154,650
(Allowance for Loan Portfolio Losses)	(7,037,600)	(7,052,694)
Interest and Commissions Receivable	2,976,616	3,045,808
Revenues Receivable for Current Assets	21,474	21,474
Revenues Receivable for Investments in Financial Instruments	353,781	417,101
Revenues Receivable for Loan Portfolio	2,391,334	2,397,206
Commissions Receivable	116,323	116.,323
Revenues Receivable for Other Accounts Receivable	114,204	114,204
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(20,500)	(20,500)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	8,790,873	6,153,510
Holdings in Other Institutions	6,181,811	6,181,811
Investments in Foreign Branches and Offices	2,637,363	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	2,647,925	2,647,925
Durable Goods	22,216,882	22,216,882
Other Assets	4,277,402	4,277,402
Total Assets	**391,845,479**	**469,205,981**

Liabilities	Month Ended 8/31/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	257,266,892	334,588,697
Checking Account Deposits	135,356,485	183,853,702
Non-Interest Bearing Checking Accounts	135,309,089	135,309,089
Interest Bearing Checking Accounts	47,396	48,544,613
Other At-Sight Obligations	32,341,042	32,491,080
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	82,533,992	82,533,992
Time Deposits	250	3,856,796
Securities Issued by the Institution	0	0
Restricted Deposits	7,035,123	31,853,127
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financings	18,112,160	18,112,160
Obligations with National Financial Institutions for up to one year	18,094,391	18,094,391
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	17,769	17,769
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0
Other Obligations due to Intermediation	467,279	467,279
Interest and Commissions Payable	200,700	217,357
Expenses Payable for Deposits from the Public	49,008	65,665
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	25,639	25,639
Expenses Payable for Other Obligations due to Intermediation	126,053	126,053
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	21,683,778	21,705,818
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**297,730,809**	**375,091,311**
Operations	5,378,829	5,378,829

Stockholder's Equity	Month Ended 8/31/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484,000	29,484,000
Paid-in Capital	29,484,000	29,484,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,931,430	23,931,430
Adjustments to Stockholder's Equity	0	0
Retained Earnings	35,269,122	35,269,122
Unrealized Gain or Loss	(94,324)	(94,324)
Treasury Shares	0	0
Total Net Worth	**88,735,841**	**88,735,841**
Total Liabilities and Stockholder's Equity	**391,845,479**	**469,205,981**
Contingent Debtor Accounts	120,134,324	120,134,324
Trust Assets	1,107,515,232	1,107,515,232
Trust Charges	4,806,514	4,806,514
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	624,955,070	624,955,070
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	15,558,863	15,558,863
Deposits of Official Entities	15,451,371	15,451,371

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,017,416	2,438,843	0	0	0	3,456,259
Guaranty	0	841,271,148	0	0	0	841,271,148
Administration	4,645,240	253,215,570	103,305	98,794	4,724,916	262,787,825
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**5,662,656**	**1,096,925,561**	**103,305**	**98,794**	**4,724,916**	**1,107,515,232**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2001 – August 31, 2001 (in thousands of Bolivars)

Unofficial Translation

	2 Months Ended 8/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	8,477,806	8,976,490
Current Assets Income	363,094	473,954
Investments in Financial Instrument Income	1,201,471	1,580,754
Loan Portfolio Income	6,534,003	6,538,598
Other Accounts Receivable Income	308,663	312,609
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	70,575	70,575
Financial Expenses	947,466	1,117,986
Deposit Expense	713,052	881,052
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	224,619	224,619
Obligations due to Intermediation Expense	9,795	9,795
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	2,520
Gross Financial Margin	7,530,340	7,858,504
Recovery of Financial Assets Income	209,460	209,460
Non-Collectibility and Devaluation of Financial Assets Expenses	1,492	1,492
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	1,492	1,492
Outstanding Accounts for Conciliation Expenses	0	0
Net Financial Margin	7,738,308	8,066,472
Transformation Express	6,731,922	6,740,165
Personnel Expenses	3,703,256	3,705,464
Operating Expenses	2,819,320	2,825,355
FOGADE Contributions	191,726	191,726
Superintendence of Banks Contributions	17,620	17,620
Intermediation Margin	1,006,386	1,326,307
Other Operating Income	6,346,652	6,030,867
Other Operating Expenses	1,574,209	1,578,345
Business Margin	5,778,829	5,778,829
Extraordinary Income	0	0
Extraordinary Expenses	0	0
Income Before Taxes	5,778,829	5,778,829
Income Tax	400,000	400,000
Net Income	**5,378,829**	**5,378,829**

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.58,604,759

Unofficial Convenience Translation

Balance at September 30, 2001 (in thousands of Bolivars)

Assets	Month Ended 9/30/2001 Venezuela Operations	Month Ended 9/30/2001 Consolidated with Foreign Branches and Offices
Current Assets	87,293,878	107,636,238
Cash	7,855,228	7,855,228
Central Bank of Venezuela	41,766,234	41,766,234
Banks and other National Financial Institutions	5,413,635	5,413,635
Banks and Foreign Branches	11,745,690	32,062,697
Main Office and Branches	0	0
Short Term Negotiable Instruments	20,515,793	20,541,146
(Allowances for Current Assets Losses)	(2,702)	(2,702)
Investments in Financial Instruments	54,230,640	113,757,204
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	3,243,901	37,585,692
Investments in Financial Instruments to be Collected at Maturity	22,420,000	47,604,773
Investments in Other Financial Instruments	23,000,000	23,000,000
Restricted Liquidity Investments	5,566,739	5,566,739
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	198,686,203	199,700,015
Current Loans	200,599,574	201,628,603
Restructured Loans	1,471,423	1,471,423
Overdue Loans	1,612,156	1,612,156
Credits in Litigation	2,044,150	2,044,150
(Allowance for Loan Portfolio Losses)	(7,041,100)	(7,056,317)
Interest and Commissions Receivable	3,316,529	3,374,546
Revenues Receivable for Current Assets	50,184	50,184
Revenues Receivable for Investments in Financial Instruments	427,007	474,889
Revenues Receivable for Loan Portfolio	2,675,432	2,685,567
Commissions Receivable	83,612	83,612
Revenues Receivable for Other Accounts Receivable	97,294	97,294
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(17,000)	(17,000)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	9,066,724	6,292,676
Holdings in Other Institutions	6,320,977	6,320,977
Investments in Foreign Branches and Offices	2,774,048	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	2,479,887	2,479,887
Durable Goods	22,318,905	22,318,905
Other Assets	4,597,208	4,597,208
Total Assets	**381,989,974**	**460,156,679**

Liabilities	Month Ended 9/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	245,558,541	323,683,380
Checking Account Deposits	131,384,340	180,524,377
Non-Interest Bearing Checking Accounts	131,177,159	131,177,159
Interest Bearing Checking Accounts	207,181	49,347,218
Other At-Sight Obligations	24,168,322	24,315,335
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	82,805,437	82,805,437
Time Deposits	250	3,639,846
Securities Issued by the Institution	0	0
Restricted Deposits	7,200,192	32,398,385
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	21,542,154	21,542,154
Obligations with National Financial Institutions for up to one year	21,451,031	21,451,031
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	91,123	91,123
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0
Other Obligations due to Intermediation	837,613	837,613
Interest and Commissions Payable	170,692	186,291
Expenses Payable for Deposits from the Public	27,105	42,704
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	45,833	45,833
Expenses Payable for Other Obligations due to Intermediation	97,754	97,754
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	17,314,316	17,340,583
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**285,423,316**	**363,590,021**
Operations	8,477,898	8,477,898

Stockholder's Equity	Month Ended 9/30/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484,000	29,484,000
Paid-in Capital	29,484,000	29,484,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,931,431	23,931,431
Adjustments to Stockholder's Equity	0	0
Retained Earnings	34,679,442	34,679,442
Unrealized Gain or Loss	(151,726)	(151,726)
Treasury Shares	0	0
Total Net Worth	**88,088,760**	**88,088,760**
Total Liabilities and Stockholder's Equity	**381,989,974**	**460,156,679**
Contingent Debtor Accounts	112,639,624	112,639,624
Trust Assets	1,123,177,209	1,123,177,209
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	630,591,460	630,591,460
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	20,105,745	20,105,745
Deposits of Official Entities	982,318	982,318

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,030,417	2,445,435	0	0	0	3,475,852
Guaranty	0	848,224,612	0	0	0	848,224,612
Administration	4,829,324	261,719,928	105,547	100,521	4,721,425	271,476,745
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**5,859,741**	**1,112,389,975**	**105,547**	**100,521**	**4,721,425**	**1,123,177,209**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2001 – September 30, 2001 (in thousands of Bolivars)

Unofficial Translation

	3 Months Ended 9/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	14,036,289	14,757,212
Current Assets Income	674,368	829,732
Investments in Financial Instrument Income	1,805,032	2,353,074
Loan Portfolio Income	11,068,381	11,077,339
Other Accounts Receivable Income	403,578	412,137
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	84,930	84,930
Financial Expenses	1,626,354	1,892,444
Deposit Expense	1,246,956	1,508,635
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	369,603	369,603
Obligations due to Intermediation Expense	9,795	9,795
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	4,411
Gross Financial Margin	12,409,935	12,864,768
Recovery of Financial Assets Income	293,599	293,599
Non-Collectibility and Devaluation of Financial Assets Expenses	1,492	1,492
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	1,492	1,492
Net Financial Margin	12,702,042	13,156,875
Transformation Express	10,084,268	10,096,733
Personnel Expenses	5,602,274	5,608,952
Operating Expenses	4,167,976	4,173,763
FOGADE Contributions	287,589	287,589
Superintendence of Banks Contributions	26,429	26,429
Intermediation Margin	2,617,774	3,060,142
Other Operating Income	7,983,893	7,560,348
Other Operating Expenses	2,116,769	2,135,592
Business Margin	8,484,898	8,484,898
Extraordinary Income	0	0
Extraordinary Expenses	7,000	7,000
Income Before Taxes	8,477,898	8,477,898
Income Tax	0	0
Net Income	**8,477,898**	**8,477,898**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 25.28	4.1	Net Income / Average Asset x 100 = 7.16
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 88.14	4.2	Net Income / Average Stockholders' Equity x 100 = 33.39
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 3.42	5.1	Current Assets / Deposits from the Public x 100 = 35.55
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 1.78	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 36.87
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 13.41		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 74.29		

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.58,405,357

Unofficial Convenience Translation

Balance at October 31, 2001 (in thousands of Bolivars)

Assets	Month Ended 10/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	89,027,394	89,563,513
Cash	11,600,082	11,600,082
Central Bank of Venezuela	42,376,462	42,376,462
Banks and other National Financial Institutions	8,490,043	8,490,043
Banks and Foreign Branches	10,619,653	11,060,787
Main Office and Branches	0	0
Short Term Negotiable Instruments	15,943,856	16,038,841
(Allowances for Current Assets Losses)	(2,702)	(2,702)
Investments in Financial Instruments	63,823,853	141,343,524
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	26,191,337	61,820,156
Investments in Financial Instruments to be Collected at Maturity	1,485,500	43,376,352
Investments in Other Financial Instruments	27,100,000	27,100,000
Restricted Liquidity Investments	9,047,016	9,047,016
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	198,848,293	200,254,894
Current Loans	200,667,944	202,089,777
Restructured Loans	1,463,803	1,463,803
Overdue Loans	1,373,713	1,373,713
Credits in Litigation	2,383,933	2,383,933
(Allowance for Loan Portfolio Losses)	(7,041,100)	(7,056,332)
Interest and Commissions Receivable	4,379,925	4,491,998
Revenues Receivable for Current Assets	10,312	10,312
Revenues Receivable for Investments in Financial Instruments	924,276	1,021,542
Revenues Receivable for Loan Portfolio	3,197,719	3,212,526
Commissions Receivable	91,865	91,865
Revenues Receivable for Other Accounts Receivable	172,753	172,753
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(17,000)	(17,000)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	9,397,153	6,489,606
Holdings in Other Institutions	6,517,907	6,517,907
Investments in Foreign Branches and Offices	2,907,547	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	2,186,507	2,186,507
Durable Goods	22,393,285	22,393,285
Other Assets	4,653,937	4,653,937
Total Assets	**394,710,347**	**471,377,264**

Exemption Number 82-4422

Liabilities	Month Ended 10/31/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	241,388,201	317,317,221
Checking Account Deposits	129,629,793	177,166,678
Non-Interest Bearing Checking Accounts	129,581,086	129,581,086
Interest Bearing Checking Accounts	48,707	47,585,592
Other At-Sight Obligations	16,260,144	16,454,856
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	88,089,781	88,089,781
Time Deposits	250	3,947,256
Securities Issued by the Institution	0	0
Restricted Deposits	7,408,233	31,658,650
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	33,719,322	34,404,022
Obligations with National Financial Institutions for up to one year	33,648,642	33,648,642
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	70,680	755,380
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0
Other Obligations due to Intermediation	1,532,012	1,532,012
Interest and Commissions Payable	55,892	75,664
Expenses Payable for Deposits from the Public	24,191	43,963
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	31,701	31,701
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	18,060,449	18,093,874
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**294,755,876**	**371,422,793**
Operations	12,065,114	12,065,114

Stockholder's Equity	Month Ended 10/31/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484,000	29,484,000
Paid-in Capital	29,484,000	29,484,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,931,430	23,931,430
Adjustments to Stockholder's Equity	0	0
Retained Earnings	34,679,442	34,679,442
Unrealized Gain or Loss	(351,128)	(351,128)
Treasury Shares	0	0
Total Net Worth	**87,889,357**	**87,889,357**
Total Liabilities and Stockholder's Equity	**394,710,347**	**471,377,264**
Contingent Debtor Accounts	107,370,448	107,370,448
Trust Assets	1,131,998,421	1,131,998,421
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	680,745,724	680,745,724
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	19,706,973	19,706,973
Deposits of Official Entities	2,323,025	2,323,025

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,069,370	2,466,355	0	0	0	3,535,725
Guaranty	0	849,521,296	0	0	0	849,521,296
Administration	4,852,411	269,029,867	108,220	103,057	4,847,845	278,941,400
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**5,921,781**	**1,121,017,518**	**108,220**	**103,057**	**4,847,845**	**1,131,998,421**

Statement of Published Earnings for the Period from July 01, 2001 – October 31, 2001 (in thousands of Bolivars)

Unofficial Translation

	4 Months Ended 10/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	20,653,321	21,572,396
Current Assets Income	838,171	1,008,951
Investments in Financial Instrument Income	2,716,072	3,437,886
Loan Portfolio Income	16,489,053	16,502,696
Other Accounts Receivable Income	522,953	535,779
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	87,072	87,084
Financial Expenses	2,586,768	2,915,523
Deposit Expense	2,062,459	2,385,761
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	514,514	514,514
Obligations due to Intermediation Expense	9,795	9,795
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	5,453
Gross Financial Margin	18,066,553	18,656,873
Recovery of Financial Assets Income	309,935	309,935
Non-Collectibility and Devaluation of Financial Assets Expenses	1,492	1,492
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	1,492	1,492
Net Financial Margin	18,374,996	18,965,316
Transformation Express	13,626,340	13,645,949
Personnel Expenses	7,554,860	7,563,773
Operating Expenses	5,652,790	5,663,486
FOGADE Contributions	383,451	383,451
Superintendence of Banks Contributions	35,239	35,239
Intermediation Margin	4,748,656	5,319,367
Other Operating Income	10,156,454	9,604,584
Other Operating Expenses	2,831,396	2,850,237
Business Margin	12,073,714	12,073,714
Extraordinary Income	0	0
Extraordinary Expenses	8,600	8,600
Income Before Taxes	12,065,114	12,065,114
Income Tax	0	0
Net Income	**12,065,114**	**12,065,114**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	$\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 22.27$	4.1	$\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 9.03$
1.2	$\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 126.45$	4.2	$\frac{\text{Net Income}}{\text{Average Stockholders' Equity}} \times 100 = 40.03$
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	$\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}} \times 100 = 3.42$	5.1	$\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 36.88$
2.2	$\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 1.83$	5.2	$\frac{\text{(Current Assets+Investments in Negotiable Instruments)}}{\text{Deposits from the Public}} \times 100 = 63.32$
3.	Management		
3.1	$\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 14.90$		
3.2	$\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Financial Income}} \times 100 = 63.95$		

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.59,121,999

Unofficial Convenience Translation

Balance at November 30, 2001 (in thousands of Bolivars)

Assets	Month Ended 11/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	126,785,768	127,505,305
Cash	12,189,534	12,189,534
Central Bank of Venezuela	50,474,085	50,474,085
Banks and other National Financial Institutions	5,762,283	5,762,283
Banks and Foreign Branches	15,946,626	16,479,724
Main Office and Branches	0	0
Short Term Negotiable Instruments	42,418,318	42,615,846
(Allowances for Current Assets Losses)	(5,078	(16,167)
Investments in Financial Instruments	88,054,524	167,162,356
Investments in Negotiable Financial Instruments	13,866,540	13,866,540
Investments in Financial Instruments Available for Sale	24,437,161	56,477,185
Investments in Financial Instruments to be Collected at Maturity	1,491,500	48,559,308
Investments in Other Financial Instruments	38,200,000	38,200,000
Restricted Liquidity Investments	10,059,323	10,059,323
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	205,672,772	206,188,222
Current Loans	207,838,340	208,369,084
Restructured Loans	1,456,183	1,456,183
Overdue Loans	1,510,566	1,510,566
Credits in Litigation	2,366,633	2,366,633
(Allowance for Loan Portfolio Losses)	(7,498,950)	(7,514,244)
Interest and Commissions Receivable	5,100,759	5,201,888
Revenues Receivable for Current Assets	13,773	13,773
Revenues Receivable for Investments in Financial Instruments	1,328,428	1,412,294
Revenues Receivable for Loan Portfolio	3,502,171	3,519,434
Commissions Receivable	127,479	127,479
Revenues Receivable for Other Accounts Receivable	146,158	146,158
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(17,250)	(17,250)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	9,774,116	6,741,140
Holdings in Other Institutions	6,769,441	6,769,441
Investments in Foreign Branches and Offices	3,032,976	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	5,192,552	5,192,552
Durable Goods	19,663,679	19,663,679
Other Assets	5,554,276	5,554,276
Total Assets	**465,798,446**	**543,209,418**

Liabilities	Month Ended 11/30/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	314,232,499	391,601,714
Checking Account Deposits	187,954,066	236,044,541
Non-Interest Bearing Checking Accounts	187,887,416	187,887,416
Interest Bearing Checking Accounts	66,650	48,157,125
Other At-Sight Obligations	18,630,411	19,109,749
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	100,033,539	100,033,539
Time Deposits	250	5,298,599
Securities Issued by the Institution	0	0
Restricted Deposits	7,614,233	31,115,286
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	27,209,065	27,209,065
Obligations with National Financial Institutions for up to one year	27,083,891	27,083,891
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	125,174	125,174
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	0	0
Other Obligations due to Intermediation	1,665,612	1,665,612
Interest and Commissions Payable	32,863	47,975
Expenses Payable for Deposits from the Public	11,530	26,642
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	20,833	20,833
Expenses Payable for Other Obligations due to Intermediation	500	500
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	18,579,753	18,606,398
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**361,719,792**	**439,130,764**
Operations	15,472,655	15,472,655

Stockholder's Equity	Month Ended 11/30/2001 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484,000	29,484,000
Paid-in Capital	29,484,000	29,484,000
Capital Contributions not Capitalized	145,613	145,613
Capital Reserves	23,931,430	23,931,430
Adjustments to Stockholder's Equity	0	0
Retained Earnings	34,679,442	34,679,442
Unrealized Gain or Loss	(365,514)	(365,514)
Treasury Shares	0	0
Total Net Worth	**88,605,999**	**88,605,999**
Total Liabilities and Stockholder's Equity	**465,798,446**	**543,209,418**
Contingent Debtor Accounts	110,759,446	110,759,446
Trust Assets	1,140,897,063	1,140,897,063
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	743,005,853	743,005,853
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	18,584,082	18,584,082
Deposits of Official Entities	1,544,994	1,544,994

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,085,483	2,493,718	0	0	0	3,579,201
Guaranty	0	852,358,864	0	0	0	852,358,864
Administration	4,938,536	275,071,185	110,708	105,418	4,733,151	284,958,998
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**6,024,019**	**1,129,923,767**	**110,708**	**105,418**	**4,733,151**	**1,140,897,063**

Statement of Published Earnings for the Period from July 1, 2001 – November 30, 2001 (in thousands of Bolivars)

Unofficial Translation

	5 Months Ended 11/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	26,565,462	27,657,304
Current Assets Income	988,427	1,182,922
Investments in Financial Instrument Income	3,912,216	4,791,598
Loan Portfolio Income	20,918,175	20,935,723
Other Accounts Receivable Income	659,118	659,118
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	87,526	87,943
Financial Expenses	3,630,462	4,018,532
Deposit Expense	2,887,817	3,269,281
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	729,862	729,862
Obligations due to Intermediation Expense	12,087	12,087
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	696	7,302
Gross Financial Margin	22,935,000	23,638,772
Recovery of Financial Assets Income	311,435	311,435
Non-Collectibility and Devaluation of Financial Assets Expenses	3,868	3,868
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	3,868	3,868
Net Financial Margin	23,242,567	23,946,339
Transformation Express	17,162,913	17,186,777
Personnel Expenses	9,496,301	9,507,487
Operating Expenses	7,143,249	7,155,927
FOGADE Contributions	479,314	479,314
Superintendence of Banks Contributions	44,049	44,049
Intermediation Margin	6,079,654	6,759,562
Other Operating Income	12,696,350	12,057,428
Other Operating Expenses	3,288,049	3,329,035
Business Margin	15,487,955	15,487,955
Extraordinary Income	0	0
Extraordinary Expenses	15,300	15,300
Income Before Taxes	15,472,655	15,472,655
Income Tax	0	0
Net Income	**15,472,655**	**15,472,655**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 25.28	4.1	Net Income / Average Asset x 100 = 7.16
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 88.14	4.2	Net Income / Average Stockholders' Equity x 100 = 33.39
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 3.42	5.1	Current Assets / Deposits from the Public x 100 = 35.55
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 1.78	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 36.87
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 13.41		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 74.29		

Exemption Number 82-4422

Banco Venezolano de Crédito, S.A.C.A.

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.29,484,000 - Reserves: Bs.72,442,552

Unofficial Convenience Translation

Balance at December 31, 2001 (in thousands of Bolivars)

Assets	6 Months Ended 12/31/2001		6 Months Ended 06/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	124,338,244	130,939,612	107,364,900	122,338,824
Cash	16,948,442	16,948,442	14,454,321	14,454,321
Central Bank of Venezuela	60,837,393	60,837,393	41,820,694	41,820,694
Banks and other National Financial Institutions	5,321,884	5,321,884	3,714,915	3,714,915
Banks and Foreign Branches	10,120,808	16,023,227	20,068,984	34,826,042
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	31,120,337	31,873,831	27,307,196	27,524,062
(Allowances for Current Assets Losses)	(10,620)	(65,165)	(1,210)	(1,210)
Investments in Financial Instruments	69,078,215	148,835,349	64,594,099	117,507,246
Investments in Negotiable Financial Instruments	0	0	0	0
Investments in Financial Instruments Available for Sale	23,043,382	55,494,407	1,809,657	1,809,657
Investments in Financial Instruments to be Collected at Maturity	12,305,461	59,611,570	27,923,205	80,836,352
Investments in Other Financial Instruments	10,700,000	10,700,000	23,000,000	23,000,000
Restricted Liquidity Investments	23,029,372	23,029,372	11,861,237	11,861,237
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	196,609,195	197,013,093	194,571,831	194,751,199
Current Loans	199,191,638	199,611,060	196,543,284	196,737,376
Restructured Loans	1,448,563	1,448,563	1,494,283	1,494,283
Overdue Loans	1,487,669	1,487,669	1,498,370	1,498,370
Credits in Litigation	2,175,575	2,175,575	2,075,994	2,075,994
(Allowance for Loan Portfolio Losses)	(7,694,250)	(7,709,774)	(7,040,100)	(7,054,824)
Interest and Commissions Receivable	4,654,952	4,797,692	3,462,526	3,622,909
Revenues Receivable for Current Assets	25,979	25,979	51,908	51,908
Revenues Receivable for Investments in Financial Instruments	510,581	634,209	245,773	403,725
Revenues Receivable for Loan Portfolio	3,727,999	3,747,111	2,022,739	2,025,170
Commissions Receivable	276,468	276,468	795,605	795,605
Revenues Receivable for Other Accounts Receivable	139,075	139,075	367,001	367,001
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(25,150)	(25,150)	(20,500)	(20,500)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	10,782,683	7,666,462	7,825,417	5,571,114
Holdings in Other Institutions	7,694,763	7,694,763	5,599,414	5,599,414
Investments in Foreign Branches and Offices	3,116,221	0	2,254,303	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301	(28,300)	(28,300)
Liquid Assets	5,685,605	5,685,605	2,973,748	2,973,748
Durable Goods	18,167,872	18,167,872	22,536,997	22,536,997
Other Assets	6,077,940	6,077,940	3,821,031	3,821,031
Total Assets	**435,394,706**	**519,183,625**	**407,150,549**	**473,123,068**

Liabilities	6 Months Ended 12/31/2001		6 Months Ended 06/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	283,456,239	367,202,026	267,866,114	333,810,506
Checking Account Deposits	153,007,625	206,255,307	141,571,792	184,036,789
Non-Interest Bearing Checking Accounts	152,961,156	152,961,156	141,410,652	141,410,652
Interest Bearing Checking Accounts	46,469	53,294,151	161,140	42,626,137
Other At-Sight Obligations	15,946,379	16,683,498	32,864,828	32,901,546
Obligations for *mesa de dinero* Operations	0	0	0	0
Savings Deposits	106,580,445	106,580,445	86,775,184	86,775,184
Time Deposits	250	5,607,707	250	3,468,317
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	7,921,540	32,075,069	6,654,060	26,628,670
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	29,205,309	29,205,309	26,199,144	26,199,144
Obligations with National Financial Institutions for up to one year	29,109,646	29,109,646	26,098,766	26,098,766
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	95,663	95,663	100,378	100,378
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	0	0	0	0
Other Obligations due to Intermediation	549,238	549,238	2,104,668	2,104,668
Interest and Commissions Payable	54,252	66,097	50,496	64,757
Expenses Payable for Deposits from the Public	12,633	24,478	33,798	48,059
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	23,686	23,686	16,698	16,698
Expenses Payable for Other Obligations due to Intermediation	17,933	17,933	0	0
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	20,203,116	20,234,403	17,958,621	17,972,487
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**333,468,154**	**417,257,073**	**314,179,043**	**380,151,562**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 12/31/2001		6 Months Ended 06/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	29,484,000	29,484,000	29,484,000	29,484,000
Paid-in Capital	29,484,000	29,484,000	29,484,000	29,484,000
Capital Contributions not Capitalized	145,613	145,613	145,613	145,613
Capital Reserves	24,890,485	24,890,485	23,931,431	23,931,431
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	47,546,072	47,546,072	39,448,551	39,448,551
Unrealized Gain or Loss	(139,618)	(139,618)	(38,089)	(38,089)
Treasury Shares	0	0	0	0
Total Net Worth	**101,926,552**	**101,926,552**	**92,971,506**	**92,971,506**
Total Liabilities and Stockholder's Equity	**435,394,706**	**519,183,625**	**407,150,549**	**473,123,068**
Contingent Debtor Accounts	134,094,273	134,094,273	143,817,412	143,817,412
Trust Assets	1,127,797,592	1,127,797,592	1,075,382,346	1,075,382,346
Trust Charges	0	0	19,229,279	19,229,279
Debtor Accounts for other Trust Charges	0	0	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0	0	0
Other Debtor Accounts	814,563,447	814,563,447	968,346,569	968,346,569
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	23,393,433	23,393,433	16,187,012	16,187,012
Deposits of Official Entities	2,438,818	2,438,818	7,504,426	7,504,426

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,147,499	2,523,615	0	0	0	3,671,114
Guaranty	0	827,935,635	0	0	0	827,935,635
Administration	5,866,689	285,411,651	112,826	107,844	4,691,833	296,190,843
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,014,1888**	**1,115,870,901**	**112,826**	**107,844**	**4,691,833**	**1,127,797,592**

Statement of Published Earnings for the Period from July 01, 2001 – December 31, 2001 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 12/31/2001		6 Months Ended 06/30/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	32,908,424	34,181,707	21,367,812	23,036,438
Current Assets Income	1,370,358	1,587,153	1,154,507	1,491,220
Investments in Financial Instrument Income	5,171,936	6,207,937	3,011,359	4,310,013
Loan Portfolio Income	25,437,734	25,457,797	15,375,279	15,385,764
Other Accounts Receivable Income	793,558	793,558	1,309,328	1,332,102
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Offices and Branches Income	0	0	0	0
Other Financial Income	134,838	135,262	517,339	517,339
Financial Expenses	4,725,196	5,172,263	2,468,960	3,112,843
Deposit Expense	3,849,340	4,289,692	1,955,012	2,595,944
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	863,066	863,075	500,687	500,687
Obligations due to Intermediation Expense	12,087	12,087	11,196	11,196
Subordinated Obligations Expense	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	703	7,409	2,065	5,016
Gross Financial Margin	28,183,228	29,009,444	18,898,852	19,923,595
Recovery of Financial Assets Income	540,044	540,044	516,342	516,342
Non-Collectibility and Devaluation of Financial Assets Expenses	9,410	52,698	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0	0	0
Outstanding Accounts for Conciliation Expenses	9,410	52,698	0	0
Net Financial Margin	28,713,862	29,496,790	19,415,194	20,439,937
Transformation Express	21,163,842	21,192,305	17,759,515	17,772,869
Personnel Expenses	11,783,168	11,796,794	9,742,027	9,746,334
Operating Expenses	8,752,638	8,767,475	7,446,337	7,455,384
FOGADE Contributions	575,177	575,177	518,292	518,292
Superintendence of Banks Contributions	52,859	52,859	52,859	52,859
Intermediation Margin	7,550,020	8,304,485	1,655,679	2,667,068
Other Operating Income	16,690,537	16,007,657	13,939,887	13,007,805
Other Operating Expenses	4,780,694	4,852,279	2,701,461	2,780,768
Business Margin	19,459,863	19,459,863	12,894,105	12,894,105
Extraordinary Income	0	0	0	0
Extraordinary Expenses	23,300	23,300	76,980	76,980
Income Before Taxes	19,436,563	19,436,563	12,817,125	12,817,125
Income Tax	255,462	255,462	1,650,000	1,650,000
Net Income	**19,181,101**	**19,181,101**	**11,167,125**	**11,167,125**
Net Income Allocation				
Legal Reserve	959,055	959,055	558,356	558,356
Statutory Dividends				
Board of Directors	1,817,336	1,817,336	1,055,280	1,055,280
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
LOSEP Contributions	0	0	0	0
Income for the Period	**16,404,710**	**16,404,710**	**9,553,489**	**9,553,489**

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 23.41 1.2 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 118.74	4.1 Net Income / Average Asset x 100 = 7.55 4.2 Net Income / Average Stockholders' Equity x 100 = 35.20
2. Banking Solvency and Assets' Quality	5. Liquidity
2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 3.77 2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 1.79	5.1 Current Assets / Deposits from the Public x 100 = 43.87 5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 51.99
3. Management	
3.1 (Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 13.41 3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 69.50	

Summary Translation of Notice of Shareholders Meeting
Date: February 05, 2001
Publications: "El Universal" and "La Religión"

Shareholders are notified of First Semiannual Shareholders Meeting to be held on February 20, 2001and of the following matters to be decided at such meeting:

1. To consider and resolve about the accounts of the second semester of 2000, that will be present by the Administrative Board, based on the report presented by the Directive Committee and corresponding Commissaries Report.

2. To consider and resolve about what it is established on letter B of Article 34 of the Document of Incorporation / by-laws of the Bank, in accordance with Articles 11, 12 and 13 of it, about of appoint the Directors of Administrative Board and Directive Committee.

3. To consider and resolve about what is established on letter H of Article 34 of the document of incorporation / by-laws of the Bank, in accordance with Articles 45 and 46 of it and according with the Market Capital Law, about to appoint the commissaries and fix their salaries.

4. To consider and resolve about what is established on Ordinal XIII of Article 20 of the Document of Incorporation / by-Laws of the Bank, in accordance with letter I of Article 34 and Ordinal III, Article 42 of it, about cash dividends.

5. To consider and resolve about on increasing the capital subscribed and paid of 4,212,000,000 up to Bs 29,484,000,000, distributing the new shares as dividend and reforming consequently the Article 4 of incorporation / By-Law of the Bank.

Summary Translation of Minutes of the February 20, 2001
First Semiannual General Shareholders Meeting

The resolutions adopted during the February 20, 2001 First Semiannual General Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the second semester of 2000, based on the reports prepared by the Board of Directors and by the Bank's Statutory Auditors.
2. The re-election of José Manuel Velutini as Member of the Board of Directors and of the Management Committee, José Grasso Vecchio as Substitute Member of the Board of Directors and of the Management Committee, Ramón Abascal Alvarez as Member of the Board of Directors and, Luisa Urbano Berrizbeitia as Substitute Member of the Board of Directors.
3. The re-election of Yadira Salcedo as Principal Statutory Auditor, Beatriz Fernández Rincón as Principal Statutory Auditor, Sonia Antonini as Substitute Statutory Auditor and, Maigualida Cisneros as Substitute Statutory Auditor. The approved the fee paid each semester to the Bank's Principal Statutory Auditors to Bs 200,000.
4. The approved of the two Ordinary Dividends of Bs 10 each, to pay in March and June 2001 and, Two Extraordinary Dividends, to pay one before August 31, 2001 and the second dividend to pay after of to approve of the Financial Statements for the first semester 2001.
5. The approved of the Bs 4,212,000,000 capital increase through the issuance of 8,424,00 common shares, nominal value Bs 500 each, for a total capital, after giving effect to such increase, of 58,968,000 shares. This increase will be distributed as dividend to shareholders, with one new share for every six shares owned.

Summary Translation of Notice of Shareholders Meeting
Date: June 23, 2001
Publications: "El Universal" and "La Religión"

Shareholders are notified of Extraordinary General Shareholders Meeting to be held on July 26, 2001 and of the following matters to be decided at such meeting:

To consider the merger by the absorption on the part of Banco Venezolano de Crédito, S.A.C.A. of the Soficredito, Banco de Inversión, C.A., Sogecredito, C.A. de Arrendamiento Financiero and the conversion of Banco Venezolano de Crédito, S.A.C.A., in Universal Bank, fulfilled the requirements and formalities established by the General Law of Banks and other Financial Institutions, in view of the project which is puts to the consideration of the Assembly and if this project is approved, that includes the patrimonial adjustment ad hoc and the corresponding reform of the statutory document and by laws, to take the resolutions that are advisable and necessary for this merger and conversion.

Summary Translation of Minutes of the July 26, 2001
Extraordinary General Shareholders Meeting

The resolution adoted during the July 26, 2001 Extraordinary General Shareholders Meeting is summarized as follow:

Consider the merger by the absorption on the part of Banco Venezolano de Crédito,S.A.C.A. of the Soficredito, Banco de Inversión, C.A., Sogecredito,C.A. de Arrendamiento Financiero and the conversion of Banco Venezolano de Crédito,S.A.C.A., in Universal Bank, fulfilled the requirements and formalities established by the General Law of Banks and other Financial Institutions, in view of the project which is puts to the consideration of the Assembly and if this project is approved, that includes the patrimonial adjustment ad hoc and the corresponding reform of the statutory document and by laws, to take the resolutions that are advisable and necessary for this merger and conversion.

Summary Translation of Notice of Shareholders Meeting
Date: August 08, 2001
Publications: "El Universal" and "La Religión"

Shareholders are notified of Second Semiannual Shareholders meeting to be held on August 23, 2001 and of the following matters to be decided at such meeting:

1. To consider and resolve about the accounts of the first semester of 2001, which will be presented by the Administrative Board, Based on the report present by the Directive Committee and corresponding commissary report.

2. To consider and resolve about what is established on letter H of Article 34 of the document of incorporation / by-laws of the Bank, in accordance with Articles 45 and 46 of it and according with the Market Capital Law, about to appoint the commissaries and fix their salaries.

3. To consider and resolve about what is established on Ordinal XIII of Article 20 of the Document of Incorporation / by-Laws of the Bank, in accordance with letter I of Article 34 and Ordinal III, Article 42 of it, about cash dividends.

4. To consider about the convenience of issuing obligations, establishing the amount, the term and remuneration of the Common Representative of the Bondholders, being able to delegate in the directive committee to:
   - Terms, Conditions, modalities and maturity
   - The possibility of emitting one or several series
   - To designate Common Representative of the Bondholders
   - The agreements which are necessary to fulfill this point

Summary Translation of Minutes of the August 23, 2001
Second Semiannual General Shareholders Meeting

The resolutions adopted during the August 23, 2001 Second Semiannual General Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the first semester of 2001, based on the reports prepared by the Board of Directors and by the Bank's Statutory Auditors.
1. The election of Aura Elena Aguero as Principal Staturory Auditor, Juan Policastro as Principal Staturory Auditor. The approved the fee paid each semester to the Bank's Principal Statutory Auditors to Bs 200,000.
2. The approved of the two Ordinary Dividends of Bs 10 each, to pay in September and December 2001 and, Two Extraordinary Dividends, to pay one before Febrero 28, 2001 and the second dividend to pay after of to approve of the Financial Statements for the second semester 2001.
3. The approved of the emission de obligaciones quirografarias.

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.37,267,116 - Reserves: Bs.104,000,632

Unofficial Convenience Translation

Balance at January 31, 2002 (in thousands of Bolivars)

Assets	Month Ended 1/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	131,213,149	134,941,599
Cash	13,546,288	13,546,288
Central Bank of Venezuela	65,141,639	65,141,639
Banks and other National Financial Institutions	6,696,045	6,696,045
Banks and Foreign Branches	10,782,272	14,375,936
Main Office and Branches	0	0
Short Term Negotiable Instruments	35,051,924	35,241,831
(Allowances for Current Assets Losses)	(5,019)	(60,140)
Investments in Financial Instruments	95,058,424	181,607,269
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	7,758,045	44,395,892
Investments in Financial Instruments to be Collected at Maturity	18,963,200	68,874,198
Investments in Other Financial Instruments	34,600,000	34,600,000
Restricted Liquidity Investments	33,737,179	33,737,179
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	280,295,846	280,708,501
Current Loans	280,887,085	281,315,429
Restructured Loans	4,529,811	4,529,811
Overdue Loans	3,630,543	3,630,543
Credits in Litigation	6,518,852	6,518,852
(Allowance for Loan Portfolio Losses)	(15,270,445)	(15,286,134)
Interest and Commissions Receivable	8,070,633	8,202,952
Revenues Receivable for Current Assets	8,769	8,769
Revenues Receivable for Investments in Financial Instruments	623,279	734,678
Revenues Receivable for Loan Portfolio	11,228,879	11,249,799
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(3,790,294)	(3,790,294)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	6,183,099	2,924,245
Holdings in Other Institutions	2,952,546	2,952,546
Investments in Foreign Branches and Offices	3,258,854	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	19,036,501	19,036,501
Durable Goods	19,591,579	19,591,579
Other Assets	12,066,401	12,066,401
Total Assets	**571,515,632**	**659,079,047**

Exemption Number 82-4422

Liabilities	Month Ended 1/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	311,638,643	399,149,853
Checking Account Deposits	147,189,295	205,725,018
Non-Interest Bearing Checking Accounts	147,129,100	147,129,100
Interest Bearing Checking Accounts	60,195	58,595,918
Other At-Sight Obligations	53,042,870	53,579,346
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	102,860,321	102,860,321
Time Deposits	681,825	3,955,401
Securities Issued by the Institution	0	0
Restricted Deposits	7,864,332	33,029,767
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	82,056,329	82,056,329
Obligations with National Financial Institutions for up to one year	81,868,716	81,868,716
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	71,735	71,735
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	115,878	115,878
Other Obligations due to Intermediation	226,710	226,710
Interest and Commissions Payable	146,474	159,909
Expenses Payable for Deposits from the Public	72,553	85,988
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	73,453	73,453
Expenses Payable for Other Obligations due to Intermediation	468	468
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	32,536,611	32,575,381
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**426,604,767**	**514,168,182**
Operations	3,643,117	3,643,117

Statement of Published Earnings for the Period from January 01, 2002 – January 31, 2002 (in thousands of Bolivars)

Unofficial Translation

	1 Month Ended 1/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	8,404,421	8,564,747
Current Assets Income	548,519	555,196
Investments in Financial Instrument Income	683,647	834,361
Loan Portfolio Income	6,863,705	6,865,977
Other Accounts Receivable Income	254,068	254,068
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	54,482	55,145
Financial Expenses	1,510,438	1,570,956
Deposit Expense	1,032,315	1,088,474
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	478,123	478,123
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	4,359
Gross Financial Margin	6,893,983	6,993,791
Recovery of Financial Assets Income	73,855	73,855
Non-Collectibility and Devaluation of Financial Assets Expenses	9,476	9,476
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	9,476	9,476
Net Financial Margin	6,958,362	7,058,170
Transformation Express	3,915,004	3,922,134
Personnel Expenses	2,218,107	2,220,402
Operating Expenses	1,576,833	1,581,668
FOGADE Contributions	111,254	111,254
Superintendence of Banks Contributions	8,810	8,810
Intermediation Margin	3,043,358	3,136,036
Other Operating Income	2,609,800	2,525,672
Other Operating Expenses	974,188	982,738
Business Margin	4,678,970	4,678,970
Extraordinary Income	0	0
Extraordinary Expenses	0	0
Income Before Taxes	4,678,970	4,678,970
Income Tax	1,035,853	1,035,853
Net Income	**3,643,117**	**3,643,117**

Stockholder's Equity	Month Ended 1/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	37,267,116	37,267,116
Paid-in Capital	37,267,116	37,267,116
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	26,792,871	26,792,871
Adjustments to Stockholder's Equity	0	0
Retained Earnings	50,442,949	50,442,949
Unrealized Gain or Loss	(344,437)	(344,437)
Treasury Shares	(276,647)	(276,647)
Total Net Worth	**141,267,748**	**141,267,748**
Total Liabilities and Stockholder's Equity	**571,515,632**	**659,079,047**
Contingent Debtor Accounts	137,776,591	137,776,591
Trust Assets	1,129,097,578	1,129,097,578
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,127,796,226	1,127,796,226
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	24,674,357	24,674,357
Deposits of Official Entities	2,064,108	2,064,108

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,129,966	2,566,274	0	0	0	3,696,240
Guaranty	0	836,429,355	0	0	0	836,429,355
Administration	5,712,012	279,260,942	115,311	110,770	3,772,948	288,971,983
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**6,841,978**	**1,118,256,571**	**115,311**	**110,770**	**3,772,948**	**1,129,097,578**

Financial Ratios

No.	Ratio	No.	Ratio
1.	Stockholder's Equity	4.	Profitability
1.1	$\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 21.99$	4.1	$\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 6.59$
1.2	$\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 140.76$	4.2	$\frac{\text{Net Income}}{\text{Average Stockholders' Equity}} \times 100 = 30.34$
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	$\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}} \times 100 = 5.16$	5.1	$\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 33.81$
2.2	$\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 3.43$	5.2	$\frac{\text{(Current Assets+Investments in Negotiable Instruments)}}{\text{Deposits from the Public}} \times 100 = 79.31$
3.	Management		
3.1	$\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 10.05$		
3.2	$\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Financial Income}} \times 100 = 44.39$		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.37,267,116 - Reserves: Bs.103,999,629

Unofficial Convenience Translation

Balance at February 28, 2002 (in thousands of Bolivars)

Assets	Month Ended 2/28/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	141,526,030	142,162,966
Cash	13,805,563	13,805,563
Central Bank of Venezuela	60,905,423	60,905,423
Banks and other National Financial Institutions	5,408,697	5,408,697
Banks and Foreign Branches	13,849,581	14,413,626
Main Office and Branches	0	0
Short Term Negotiable Instruments	47,561,785	47,634,676
(Allowances for Current Assets Losses)	(5,019)	(5,019)
Investments in Financial Instruments	79,769,699	201,852,040
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	2,122,190	52,799,908
Investments in Financial Instruments to be Collected at Maturity	8,714,889	75,442,642
Investments in Other Financial Instruments	23,200,000	27,876,870
Restricted Liquidity Investments	45,732,620	45,732,620
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	304,723,621	305,292,734
Current Loans	303,489,810	304,080,190
Restructured Loans	4,467,382	4,467,382
Overdue Loans	5,706,973	5,706,973
Credits in Litigation	6,511,222	6,511,222
(Allowance for Loan Portfolio Losses)	(15,451,766)	(15,473,033)
Interest and Commissions Receivable	11,172,727	11,231,548
Revenues Receivable for Current Assets	18,504	18,504
Revenues Receivable for Investments in Financial Instruments	458,033	498,352
Revenues Receivable for Loan Portfolio	14,486,484	14,504,986
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(3,790,294)	(3,790,294)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	7,465,864	2,924,245
Holdings in Other Institutions	2,952,546	2,952,546
Investments in Foreign Branches and Offices	4,541,619	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	18,642,735	18,642,735
Durable Goods	19,563,959	19,563,959
Other Assets	13,757,230	13,812,742
Total Assets	**596,621,865**	**715,482,969**

Liabilities	Month Ended 2/28/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	292,240,695	409,836,315
Checking Account Deposits	142,126,158	225,207,873
Non-Interest Bearing Checking Accounts	142,041,274	142,041,274
Interest Bearing Checking Accounts	84,884	83,166,599
Other At-Sight Obligations	46,606,514	46,963,916
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	95,180,197	95,180,197
Time Deposits	433,244	2,714,217
Securities Issued by the Institution	0	0
Restricted Deposits	7,894,582	39,770,112
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	104,704,744	105,932,155
Obligations with National Financial Institutions for up to one year	104,268,590	104,268,590
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	320,276	1,547,687
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	115,878	115,878
Other Obligations due to Intermediation	306,459	306,459
Interest and Commissions Payable	16,017,705	16,036,386
Expenses Payable for Deposits from the Public	201,033	219,714
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	149,216	149,216
Expenses Payable for Other Obligations due to Intermediation	15,667,456	15,667,456
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	31,816,319	31,835,711
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**445,085,922**	**563,947,026**
Operations	10,269,198	10,269,198

Stockholder's Equity	Month Ended 2/28/2002 Venezuela Operations	Month Ended 2/28/2002 Consolidated with Foreign Branches and Offices
Capital Stock	37,267,116	37,267,116
Paid-in Capital	37,267,116	37,267,116
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	26,792,871	26,792,871
Adjustments to Stockholder's Equity	0	0
Retained Earnings	50,442,949	50,442,949
Unrealized Gain or Loss	(345,440)	(345,440)
Treasury Shares	(276,647)	(276,647)
Total Net Worth	**141,266,745**	**141,266,745**
Total Liabilities and Stockholder's Equity	**596,621,865**	**715,482,969**
Contingent Debtor Accounts	146,546,341	146,546,341
Trust Assets	1,445,150,091	1,445,150,091
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,145,810,936	1,145,810,936
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	23,906,099	23,906,099
Deposits of Official Entities	2,023,493	2,023,493

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,182,844	2,770,348	0	0	0	3,953,192
Guaranty	0	1,126,410,417	0	0	0	1,126,410,417
Administration	6,037,916	304,749,731	115,974	113,748	3,769,113	314,786,482
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,220,760**	**1,433,930,496**	**115,974**	**113,748**	**3,769,113**	**1,445,150,091**

Exemption Number 82-4422

Statement of Published Earnings for the Period from January 01, 2002 – February 28, 2002 (in thousands of Bolivars)

Unofficial Translation

	2 Months Ended 2/28/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	21,341,731	21,732,980
Current Assets Income	1,093,663	1,112,415
Investments in Financial Instrument Income	1,648,999	2,014,730
Loan Portfolio Income	18,230,148	18,235,963
Other Accounts Receivable Income	313,354	313,354
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	55,567	56,518
Financial Expenses	3,530,579	3,681,928
Deposit Expense	2,109,976	2,255,402
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	1,419,127	1,419,127
Obligations due to Intermediation Expense	788	788
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	688	6,611
Gross Financial Margin	17,811,152	18,051,052
Recovery of Financial Assets Income	220,722	220,722
Non-Collectibility and Devaluation of Financial Assets Expenses	190,797	190.797
Non-Collectibility of Debts and other Accounts Receivable Expenses	181,321	181,321
Devaluation of Financial Investments Expenses	9,476	9,476
Net Financial Margin	17,841,077	18,080,977
Transformation Express	8,379,905	8,413,143
Personnel Expenses	4,791,859	4,798,081
Operating Expenses	3,351,222	3,378,238
FOGADE Contributions	216,419	216,419
Superintendence of Banks Contributions	20,405	20,405
Intermediation Margin	9,461,172	9,667,834
Other Operating Income	26,720,091	26,541,144
Other Operating Expenses	21,184,600	21,212,315
Business Margin	14,996,663	14,996,663
Extraordinary Income	0	0
Extraordinary Expenses	0	0
Income Before Taxes	14,996,663	14,996,663
Income Tax	4,727,465	4,727,465
Net Income	**10,269,198**	**10,269,198**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 21.18 Total Assets	4.1	Net Income x 100 = 8.91 Average Asset
1.2	Non-Yielding Assets x 100 = 143.62 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 42.76 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 4.82 Gross Loan Portfolio	5.1	Current Assets x 100 = 34.69 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 3.81 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 83.94 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 10.32 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 37.62 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.37,267,116 - Reserves: Bs.92,755,865

Unofficial Convenience Translation

Balance at March 31, 2002 (in thousands of Bolivars)

Assets	Month Ended 3/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	121,755,334	127,311,502
Cash	13,273,141	13,273,141
Central Bank of Venezuela	63,933,217	63,933,217
Banks and other National Financial Institutions	10,209,931	10,209,931
Banks and Foreign Branches	17,490,253	23,046,420
Main Office and Branches	0	0
Short Term Negotiable Instruments	16,853,811	16,853,811
(Allowances for Current Assets Losses)	(5,019)	(5,019)
Investments in Financial Instruments	89,724,088	196,360,875
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	16,295,135	59,953,742
Investments in Financial Instruments to be Collected at Maturity	13,178,502	76,031,627
Investments in Other Financial Instruments	16,937,500	17,062,555
Restricted Liquidity Investments	43,312,951	43,312,951
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	300,417,529	300,845,835
Current Loans	297,274,320	297,720,945
Restructured Loans	4,401,853	4,401,853
Overdue Loans	7,737,348	7,737,348
Credits in Litigation	6,532,122	6,532,122
(Allowance for Loan Portfolio Losses)	(15,528,114)	(15,546,433)
Interest and Commissions Receivable	12,363,808	12,448,943
Revenues Receivable for Current Assets	117,243	117,243
Revenues Receivable for Investments in Financial Instruments	1,279,526	1,346,849
Revenues Receivable for Loan Portfolio	15,273,677	15,291,489
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(4,306,638)	(4,306,638)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	6,749,417	2,787,387
Holdings in Other Institutions	2,815,687	2,815,687
Investments in Foreign Branches and Offices	3,962,030	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	18,216,691	18,216,691
Durable Goods	19,464,463	19,464,463
Other Assets	14,818,267	14,810,551
Total Assets	**583,509,597**	**692,246,247**

Liabilities	Month Ended 3/31/2002 Venezuela Operations	Month Ended 3/31/2002 Consolidated with Foreign Branches and Offices
Deposits from the Public	367,631,159	476,294,774
Checking Account Deposits	166,896,732	245,458,696
Non-Interest Bearing Checking Accounts	166,854,012	166,854,012
Interest Bearing Checking Accounts	42,720	78,604,684
Other At-Sight Obligations	34,412,083	34,730,239
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	37,376,666	137,376,666
Time Deposits	19,536,722	21,349,476
Securities Issued by the Institution	0	0
Restricted Deposits	9,408,956	37,379,697
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	27,347,504	27,347,504
Obligations with National Financial Institutions for up to one year	27,220,792	27,220,792
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	10,835	10,835
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	115,878	115,878
Other Obligations due to Intermediation	4,320,323	4,320,323
Interest and Commissions Payable	6,821,603	6,840,640
Expenses Payable for Deposits from the Public	592,599	611,636
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	254,009	254,009
Expenses Payable for Other Obligations due to Intermediation	5,974,995	5,974,995
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	32,224,386	32,278,385
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**438,344,976**	**547,081,626**
Operations	15,141,640	15,141,640

Stockholder's Equity	Month Ended 3/31/2002 Venezuela Operations	Month Ended 3/31/2002 Consolidated with Foreign Branches and Offices
Capital Stock	37,267,116	37,267,116
Paid-in Capital	37,267,116	37,267,116
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	26,792,871	26,792,871
Adjustments to Stockholder's Equity	0	0
Retained Earnings	38,537,870	38,537,870
Unrealized Gain or Loss	315,875	315,875
Treasury Shares	(276,647)	(276,647)
Total Net Worth	**130,022,981**	**130,022,981**
Total Liabilities and Stockholder's Equity	**583,509,597**	**692,246,247**
Contingent Debtor Accounts	161,448,818	161,448,818
Trust Assets	1,281,757,067	1,281,757,067
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,119,228,540	1,119,228,540
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	22,940,068	22,940,068
Deposits of Official Entities	3,330,793	3,330,793

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,169,159	2,710,041	0	0	0	3,879,200
Guaranty	0	973,126,690	0	0	0	973,126,690
Administration	5,775,735	296,653,477	120,202	117,876	2,083,888	304,751,177
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**6,944,894**	**1,272,490,207**	**120,202**	**117,876**	**2,083,888**	**1,281,757,067**

Statement of Published Earnings for the Period from January 01, 2002 – March 31, 2002 (in thousands of Bolivars)

Unofficial Translation

	3 Months Ended 3/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	35,148,148	35,641,054
Current Assets Income	1,739,681	1,762,921
Investments in Financial Instrument Income	2,703,250	3,164,707
Loan Portfolio Income	30,210,305	30,217,679
Other Accounts Receivable Income	438,255	438,255
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	56,657	57,492
Financial Expenses	7,157,375	7,355,308
Deposit Expense	4,365,383	4,558,213
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	2,646,785	2,646,785
Obligations due to Intermediation Expense	144,519	144,519
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	688	5,791
Gross Financial Margin	27,990,773	28,285,745
Recovery of Financial Assets Income	220,722	220,722
Non-Collectibility and Devaluation of Financial Assets Expenses	832,249	832,249
Non-Collectibility of Debts and other Accounts Receivable Expenses	822,774	822,774
Devaluation of Financial Investments Expenses	9,476	9,476
Net Financial Margin	27,379,245	27,674,218
Transformation Express	12,721,878	12,799,758
Personnel Expenses	7,185,963	7,194,003
Operating Expenses	5,111,802	5,181,643
FOGADE Contributions	324,711	324,711
Superintendence of Banks Contributions	99,402	99,402
Intermediation Margin	14,657,367	14,874,460
Other Operating Income	29,028,939	28,846,019
Other Operating Expenses	23,164,458	23,198,631
Business Margin	20,521,848	20,521,848
Extraordinary Income	0	0
Extraordinary Expenses	40,000	40,000
Income Before Taxes	20,481,848	20,481,848
Income Tax	5,340,208	5,340,208
Net Income	**15,141,640**	**15,141,640**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1 1.2	(Stockholders' Equity+Operations) x 100 = 24.88 Total Assets Non-Yielding Assets x 100 = 77.10 (Stockholders' Equity+Operations)	4.1 4.2	Net Income x 100 = 11.08 Average Asset Net Income x 100 = 47.09 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2 2.3	Allowance for Loan Portfolio Losses x 100 = 4.91 Gross Loan Portfolio Gross Immobilized Portfolio x 100 = 4.52 Gross Loan Portfolio	5.1 5.2	Current Assets x 100 = 33.12 Deposits from the Public (Current Assets+Investments in Negotiable Instruments) x 100 = 37.55 Deposits from the Public
3.	Management		
3.1 3.2	(Personnel Expenses+Operating Expenses) x 100 = 12.92 Average Yielding Asset (Personnel Expenses+Operating Expenses) x 100 = 34.99 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.37,267,116 - Reserves: Bs.91,418,623

Unofficial Convenience Translation

Balance at April 30, 2002 (in thousands of Bolivars)

Assets	Month Ended 4/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	131,297,576	131,848,317
Cash	14,643,946	14,643,946
Central Bank of Venezuela	59,409,423	59,409,423
Banks and other National Financial Institutions	317,537	317,537
Banks and Foreign Branches	24,684,356	25,059,616
Main Office and Branches	0	0
Short Term Negotiable Instruments	32,247,333	32,422,814
(Allowances for Current Assets Losses)	(5,019)	(5,019)
Investments in Financial Instruments	141,672,656	246,816,115
Investments in Negotiable Financial Instruments	50,500,000	50,500,000
Investments in Financial Instruments Available for Sale	14,469,490	70,500,933
Investments in Financial Instruments to be Collected at Maturity	20,717,412	64,422,019
Investments in Other Financial Instruments	18,500,000	23,907,409
Restricted Liquidity Investments	37,485,754	37,485,754
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	270,935,665	271,396,983
Current Loans	266,296,048	266,774,797
Restructured Loans	4,378,923	4,378,923
Overdue Loans	9,359,187	9,359,187
Credits in Litigation	6,520,282	6,520,282
(Allowance for Loan Portfolio Losses)	(15,618,775)	(15,636,206)
Interest and Commissions Receivable	10,184,839	10,255,110
Revenues Receivable for Current Assets	21,270	21,270
Revenues Receivable for Investments in Financial Instruments	945,879	997,474
Revenues Receivable for Loan Portfolio	13,524,328	13,543,004
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(4,306,638)	(4,306.638)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	6,733,244	2,900,856
Holdings in Other Institutions	2,929,157	2,929,157
Investments in Foreign Branches and Offices	3,832,388	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	17,537,207	17,537,207
Durable Goods	19,358,220	19,358,220
Other Assets	16,397,853	16,420,604
Total Assets	**614,117,260**	**716,533,412**

Liabilities	Month Ended 4/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	369,732,023	471,943,455
Checking Account Deposits	173,801,016	245,557,079
Non-Interest Bearing Checking Accounts	158,527,230	158,527,230
Interest Bearing Checking Accounts	15,273,786	87,029,849
Other At-Sight Obligations	8,706,677	8,837,555
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	132,305,828	132,305,828
Time Deposits	45,598,511	48,022,321
Securities Issued by the Institution	0	0
Restricted Deposits	9,319,991	37,220,672
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	43,552,566	43,669,498
Obligations with National Financial Institutions for up to one year	43,379,619	43,379,619
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	72,537	189,469
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	100,410	100,410
Other Obligations due to Intermediation	1,163,537	1,163,537
Interest and Commissions Payable	3,561,755	3,576,244
Expenses Payable for Deposits from the Public	933,106	947,595
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	77,667	77,667
Expenses Payable for Other Obligations due to Intermediation	2,550,982	2,550,982
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	43,716,585	43,789,884
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**461,726,466**	**564,142,618**
Operations	23,705,055	23,705,055

Stockholder's Equity	Month Ended 4/30/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	37,267,116	37,267,116
Paid-in Capital	37,267,116	37,267,116
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	26,792,871	26,792,871
Adjustments to Stockholder's Equity	0	0
Retained Earnings	38,537,870	38,537,870
Unrealized Gain or Loss	(1,021,367)	(1,021,367)
Treasury Shares	(276,647)	(276,647)
Total Net Worth	**128,685,739**	**128,685,739**
Total Liabilities and Stockholder's Equity	**614,117,260**	**716,533,412**
Contingent Debtor Accounts	156,456,746	156,456,746
Trust Assets	1,237,220,122	1,237,220,122
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,103,070,799	1,103,070,799
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	22,430,271	22,430,271
Deposits of Official Entities	2,877,470	2,877,470

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,195,077	2,653,135	0	0	0	3,848,212
Guaranty	0	926,812,284	0	0	0	926,812,284
Administration	5,780,830	298,453,048	124,555	122,110	2,079,083	306,559,626
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**6,975,907**	**1,227,918,466**	**124,555**	**122,110**	**2,079,083**	**1,237,220,122**

Exemption Number 82-4422

Statement of Published Earnings for the Period from January 01, 2002 – April 30, 2002 (in thousands of Bolivars)

Unofficial Translation

	4 Months Ended 4/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	48,877,218	49,505,470
Current Assets Income	2,326,510	2,358,352
Investments in Financial Instrument Income	3,922,686	4,508,173
Loan Portfolio Income	42,055,473	42,064,817
Other Accounts Receivable Income	514,911	514,911
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	57,638	59,218
Financial Expenses	10,832,785	11,080,135
Deposit Expense	7,448,873	7,691,368
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	2,922,430	2,922,430
Obligations due to Intermediation Expense	459,650	459,650
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	1,831	6,687
Gross Financial Margin	38,044,433	38,425,335
Recovery of Financial Assets Income	467,324	467,324
Non-Collectibility and Devaluation of Financial Assets Expenses	922,910	922,910
Non-Collectibility of Debts and other Accounts Receivable Expenses	913,434	913,434
Devaluation of Financial Investments Expenses	9,476	9,476
Net Financial Margin	37,588,848	37,969,749
Transformation Express	18,580,567	18,701,592
Personnel Expenses	10,908,314	10,918,514
Operating Expenses	7,105,786	7,216,611
FOGADE Contributions	433,003	433,003
Superintendence of Banks Contributions	133,464	133,464
Intermediation Margin	19,008,281	19,268,157
Other Operating Income	21,094,997	20,880,906
Other Operating Expenses	12,624,643	12,670,428
Business Margin	27,478,635	27,478,635
Extraordinary Income	0	0
Extraordinary Expenses	40,000	40,000
Income Before Taxes	27,438,635	27,438,635
Income Tax	3,733,580	3,733,580
Net Income	**23,705,055**	**23,705,055**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 21,27	4.1	Net Income / Average Asset x 100 = 10,28
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 138,65	4.2	Net Income / Average Stockholders' Equity x 100 = 51,61
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 5,45	5.1	Current Assets / Deposits from the Public x 100 = 27,94
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 5,53	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 80,24
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 11,36		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 36,63		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.42,120,000 - Issued and Paid-in Capital: Bs.37,267,116 - Reserves: Bs.92,052,795

Unofficial Convenience Translation

Balance at May 31, 2002 (in thousands of Bolivars)

Assets	Month Ended 5/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	140,727,476	151,152,917
Cash	15,603,282	15,603,282
Central Bank of Venezuela	58,635,468	58,635,468
Banks and other National Financial Institutions	319,209	319,209
Banks and Foreign Branches	36,217,527	46,398,390
Main Office and Branches	0	0
Short Term Negotiable Instruments	29,957,009	30,201,587
(Allowances for Current Assets Losses)	(5,019)	(5,019)
Investments in Financial Instruments	198,744,105	327,265,581
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	55,978,498	116,964,732
Investments in Financial Instruments to be Collected at Maturity	97,411,503	155,658,621
Investments in Other Financial Instruments	0	9,288,124
Restricted Liquidity Investments	45,354,104	45,354,104
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	260,593,008	261,135,314
Current Loans	257,055,554	257,621,054
Restructured Loans	4,345,957	4,345,957
Overdue Loans	8,946,740	8,946,740
Credits in Litigation	4,699,892	4,699,892
(Allowance for Loan Portfolio Losses)	(14,455,135)	(14,478,329)
Interest and Commissions Receivable	9,060,375	9,142,171
Revenues Receivable for Current Assets	87,382	87,382
Revenues Receivable for Investments in Financial Instruments	822,963	877,535
Revenues Receivable for Loan Portfolio	12,456,668	12,483,892
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(4,306,638)	(4,306.638)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	8,143,123	2,954,906
Holdings in Other Institutions	2,983,207	2,983,207
Investments in Foreign Branches and Offices	5,188,217	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	16,947,503	16,947,503
Durable Goods	19,359,233	19,359,233
Other Assets	13,157,526	13,207,784
Total Assets	**666,732,349**	**801,165,409**

Liabilities	Month Ended 5/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	405,145,827	539,173,091
Checking Account Deposits	180,599,312	280,269,321
Non-Interest Bearing Checking Accounts	114,525,220	114,525,220
Interest Bearing Checking Accounts	66,074,092	165,744,101
Other At-Sight Obligations	23,494,601	23,676,918
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	128,574,840	128,574,840
Time Deposits	63,252,754	65,490,366
Securities Issued by the Institution	0	0
Restricted Deposits	9,224,320	41,161,646
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	21,909,622	22,182,311
Obligations with National Financial Institutions for up to one year	21,621,060	21,621,060
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	188,152	460,841
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	100,410	100,410
Other Obligations due to Intermediation	1,275,227	1,275,227
Interest and Commissions Payable	20,419,524	20,428,723
Expenses Payable for Deposits from the Public	1,034,520	1,043,719
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	66,229	66,229
Expenses Payable for Other Obligations due to Intermediation	19,318,775	19,318,775
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	52,906,053	53,029,961
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**501,656,253**	**636,089,313**
Operations	35,756,185	35,756,185

Stockholder's Equity	Month Ended 5/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	37,267,116	37,267,116
Paid-in Capital	37,267,116	37,267,116
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	26,792,871	26,792,871
Adjustments to Stockholder's Equity	0	0
Retained Earnings	38,537,870	38,537,870
Unrealized Gain or Loss	(387,195)	(387,195)
Treasury Shares	(276,647)	(276,647)
Total Net Worth	**129,319,911**	**129,319,911**
Total Liabilities and Stockholder's Equity	**666,732,349**	**801,165,409**
Contingent Debtor Accounts	186,904,391	186,904,391
Trust Assets	1,574,655,356	1,574,655,356
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,125,268,026	1,125,268,026
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	22,660,700	22,660,700
Deposits of Official Entities	2,182,449	2,182,449

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,282,686	2,881,761	0	0	0	4,164.447
Guaranty	0	1,226,679,214	0	0	0	1,226,679,214
Administration	6,190,994	335,352,074	128,611	126,200	2,013,816	343,811,695
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,473,680**	**1,564,913,049**	**128,611**	**126,200**	**2,013,816**	**1,574,655,356**

Exemption Number 82-4422

Statement of Published Earnings for the Period from January 01, 2002 – May 31, 2002 (in thousands of Bolivars)

Unofficial Translation

	5 Months Ended 5/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	61,993,170	63,036,271
Current Assets Income	2,715,699	2,765,641
Investments in Financial Instrument Income	6,401,035	7,376,120
Loan Portfolio Income	52,002,017	52,017,613
Other Accounts Receivable Income	626,345	626,345
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	248,074	250,552
Financial Expenses	14,328,124	14,743,169
Deposit Expense	10,715,584	11,120,493
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	3,147,739	3,147,739
Obligations due to Intermediation Expense	462,970	462,970
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	1,831	11,967
Gross Financial Margin	47,665,046	48,293,102
Recovery of Financial Assets Income	283,210	283,210
Non-Collectibility and Devaluation of Financial Assets Expenses	1,625,570	1,625,570
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,616,094	1,616,094
Devaluation of Financial Investments Expenses	9,476	9,476
Net Financial Margin	46,322,686	46,950,742
Transformation Express	24,376,363	24,599,755
Personnel Expenses	14,685,455	14,702,420
Operating Expenses	8,982,087	9,188,514
FOGADE Contributions	541,295	541,295
Superintendence of Banks Contributions	167,526	167,526
Intermediation Margin	21,946,323	22,350,987
Other Operating Income	51,854,581	51,522,727
Other Operating Expenses	33,680,659	33,753,469
Business Margin	40,120,245	40,120,245
Extraordinary Income	0	0
Extraordinary Expenses	42,000	42,000
Income Before Taxes	40,078,245	40,078,245
Income Tax	4,322,060	4,322,060
Net Income	**35,756,185**	**35,756,185**

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 20,60	4.1 Net Income / Average Asset x 100 = 11,69
1.2 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 135,37	4.2 Net Income / Average Stockholders' Equity x 100 = 62,13
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 5,25	5.1 Current Assets / Deposits from the Public x 100 = 28,03
2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 4,95	5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 88,73
3. Management	
3.1 (Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 11,13	
3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 37,90	

Exemption Number 82-4422

Venezolano de Crédito, S.A.,Banco Universal

Authorized Capital: Bs.84.000.000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.131,892,836

Unofficial Convenience Translation

Balance at June 30, 2002 (in thousands of Bolivars)

Assets	6 Months Ended 06/30/2002		6 Months Ended 12/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	126,510,442	129,042,792	124,338,244	130,939,612
Cash	15,063,884	15,063,884	16,948,442	16,948,442
Central Bank of Venezuela	61,799,575	61,799,575	60,837,393	60,837,393
Banks and other National Financial Institutions	1,308,141	1,308,141	5,321,884	5,321,884
Banks and Foreign Branches	20,316,068	22,220,537	10,120,808	16,023,227
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	28,022,774	28,650,655	31,120,337	31,873,831
(Allowances for Current Assets Losses)	(0)	(0)	(10.620)	(65,165)
Investments in Financial Instruments	196,859,528	368,288,809	69,078,215	148,835,349
Investments in Negotiable Financial Instruments	0	0	0	0
Investments in Financial Instruments Available for Sale	40,904,628	113,711,811	23,043,382	55,494,407
Investments in Financial Instruments to be Collected at Maturity	40,105,351	130,013,739	12,305,461	59,611,570
Investments in Other Financial Instruments	2,500,000	11,213,710	10,700,000	10,700,000
Restricted Liquidity Investments	113,349,549	113,349,549	23,029,372	23,029,372
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	276,595,704	277,250,612	196,609,195	197,013,093
Current Loans	272,336,725	273,019,349	199,191,638	199,611,060
Restructured Loans	4,471,959	4,471,959	1,448,563	1,448,563
Overdue Loans	11,627,548	11,627,548	1,487,669	1,487,669
Credits in Litigation	4,337,472	4,337,472	2,175,575	2,175,575
(Allowance for Loan Portfolio Losses)	(16,178,000)	(16,205,716)	(7,694,250)	(7,709,774)
Interest and Commissions Receivable	8,923,276	9,063,456	4,654,952	4,797,692
Revenues Receivable for Current Assets	82,097	82,097	25,979	25,979
Revenues Receivable for Investments in Financial Instruments	879,468	984,371	510,581	634,209
Revenues Receivable for Loan Portfolio	11,531,883	11,567,160	3,727,999	3,747,111
Commissions Receivable	883,578	883,578	276,468	276,468
Revenues Receivable for Other Accounts Receivable	0	0	139,075	139,075
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(4,453,750)	(4,453,750)	(25,150)	(25,150)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	11,107,665	4,898,744	10,782,683	7,666,462
Holdings in Other Institutions	4,927,045	4,927,045	7,694,763	7,694,763
Investments in Foreign Branches and Offices	6,208,921	0	3,116,221	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)	(28,301)	(28,301)
Liquid Assets	16,438,837	16,438,837	5,685,605	5,685,605
Durable Goods	20,063,634	20,063,634	18,167,872	18,167,872
Other Assets	13,781,474	13,820,260	6,077,940	6,077,940
Total Assets	**670,280,560**	**838,867,144**	**435,394,706**	**519,183,625**

Liabilities	6 Months Ended 06/30/2002		6 Months Ended 12/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	399,641,993	568,033,694	283,456,239	367,202,026
Checking Account Deposits	185,812,175	307,852,838	153,007,625	206,255,307
Non-Interest Bearing Checking Accounts	119,176,968	119,176,968	152,961,156	152,961,156
Interest Bearing Checking Accounts	66,635,207	188,675,870	46,469	53,294,151
Other At-Sight Obligations	11,127,043	11,274,755	15,946,379	16,683,498
Obligations for *mesa de dinero* Operations	0	0	0	0
Savings Deposits	129,053,128	129,053,128	106,580,445	106,580,445
Time Deposits	64,317,526	68,323,490	250	5,607,707
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	9,332,121	51,529,483	7,921,540	32,075,069
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	10,948,876	10,948,916	29,205,309	29,205,309
Obligations with National Financial Institutions for up to one year	10,714,685	10,714,685	29,109,646	29,109,646
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	121,907	121.,947	95,663	95,663
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	112,284	112,284	0	0
Other Obligations due to Intermediation	1,540,459	1,540,459	549,238	549,238
Interest and Commissions Payable	31,998,269	32,013,558	54,252	66,097
Expenses Payable for Deposits from the Public	1,288,142	1,303,431	12,633	24,478
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	65,398	65,398	23,686	23,686
Expenses Payable for Other Obligations due to Intermediation	30,644,729	30,644,729	17,933	17,933
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	52,258,127	52,437,681	20,203,116	20,234,403
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**496,387,724**	**664,974,308**	**333,468,154**	**417,257,073**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 06/30/2001		6 Months Ended 12/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000	29,484,000	29,484,000
Paid-in Capital	42,000,000	42,000,000	29,484,000	29,484,000
Capital Contributions not Capitalized	27,385,896	27,385,896	145,613	145,613
Capital Reserves	31,790,761	31,790,761	24,890,485	24,890,485
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	73,153,883	73,153,883	47,546,072	47,546,072
Unrealized Gain or Loss	(161,058)	(161,058)	(139,618)	(139,618)
Treasury Shares	(276,647)	(276,647)	0	0
Total Net Worth	**173,892,836**	**173,892,836**	**101,926,552**	**101,926,552**
Total Liabilities and Stockholder's Equity	**670,280,560**	**838,867,144**	**435,394,706**	**519,183,625**
Contingent Debtor Accounts	242,482,921	242,482,921	134,094,273	134,094,273
Trust Assets	1,838,542,353	1,838,542,353	1,127,797,592	1,127,797,592
Trust Charges	0	0	0	0
Debtor Accounts for other Trust Charges	0	0	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0	0	0
Other Debtor Accounts	1,016,504,439	1,016,504,439	814,563,447	814,563,447
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	16,344,373	16,344,373	23,393,433	23,393,433
Deposits of Official Entities	2,820,112	2,820,112	2,438,818	2,438,818

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,335,244	2,954,419	0	0	0	4,289,663
Guaranty	0	1,460,114,427	0	0	0	1,460,114,427
Administration	6,519,373	365,373,832	123,852	129,336	1,991,870	374,138,263
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,854,617**	**1,828,442,678**	**123,852**	**129,336**	**1,991,870**	**1,838,542,353**

Statement of Published Earnings for the Period from January 01, 2002 – June 30, 2002 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 06/30/2002		6 Months Ended 12/31/2001	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	72,842,374	74,327,006	32,908,424	34,181,707
Current Assets Income	3,017,570	3,090,569	1,370,358	1587,153
Investments in Financial Instrument Income	8,660,684	10,047,183	5,171,936	6,207,937
Loan Portfolio Income	60,134,922	60,156,304	25,437,734	25,457,797
Other Accounts Receivable Income	712,796	712,796	793,558	793,558
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Offices and Branches Income	0	0	0	0
Other Financial Income	316,402	320,154	134,838	135,262
Financial Expenses	18,108,394	18,715,849	4,725,196	5,172,263
Deposit Expense	14,205,689	14,793,898	3,849,340	4,289,692
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	3,437,904	3,437,904	863,066	863,075
Obligations due to Intermediation Expense	462,970	462,970	12,087	12,087
Subordinated Obligations Expense	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	1,831	21,077	703	7,409
Gross Financial Margin	54,733,980	55,611,157	28,183,228	29,009,444
Recovery of Financial Assets Income	390,926	390,926	540,044	540,044
Non-Collectibility and Devaluation of Financial Assets Expenses	2,766,566	2,766,566	9,410	52,698
Non-Collectibility of Debts and other Accounts Receivable Expenses	2,766,566	2,766,566	0	0
Outstanding Accounts for Conciliation Expenses	0	0	9,410	52,698
Net Financial Margin	52,358,340	53,235,517	28,713,862	29,496,790
Transformation Express	31,089,009	31,432,093	21,163,842	21,192,305
Personnel Expenses	19,144,700	19,169,027	11,783,168	11,796,794
Operating Expenses	11,090,180	11,408,937	8,752,638	8,767,475
FOGADE Contributions	649,755	649,755	575,177	575,177
Superintendence of Banks Contributions	204,374	204,374	52,859	52,859
Intermediation Margin	21,269,331	21,803,424	7,550,020	8,304,485
Other Operating Income	81,278,114	80,877,563	16,690,537	16,007,657
Other Operating Expenses	50,164,129	50,297,671	4,780,694	4,852,279
Business Margin	52,383,316	52,383,316	19,459,863	19,459,863
Extraordinary Income	0	0	0	0
Extraordinary Expenses	42,000	42,000	23,300	23,300
Income Before Taxes	52,341,316	52,341,316	19,436,563	19,436,563
Income Tax	2,569,963	2,569,963	255,462	255,462
Net Income	**49,771,353**	**49,771,353**	**19,181,101**	**19,181,101**
Net Income Allocation				
Legal Reserve	4,977,135	4,977,135	959,055	959,055
Statutory Dividends				
Board of Directors	4,273,797	4,273,797	1,817,336	1,817,336
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
LOSEP Contributions	0	0	0	0
Income for the Period	***40,520,421***	***40,520,421***	***16,404,710***	***16,404,710***

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 25.94 Total Assets	4.1	Net Income x 100 = 16,84 Average Asset
1.2	Non-Yielding Assets x 100 = 88.87 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 73,63 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 5.53 Gross Loan Portfolio	5.1	Current Assets x 100 = 31.66 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 5.45 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 41.89 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 14.40 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 41.51 Financial Income		

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

Financial Statements
as of June 30, 2002 and December 31, 2001
together with Report of
Independent Public Accountants

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

FINANCIAL STATEMENTS
JUNE 30, 2002 AND DECEMBER 31, 2001
CONTENTS

PORTA, CACHAFEIRO, LARÍA & ASOCIADOS

Avenida Blandin
Torre CorpBanca, Piso 21
La Castellana
Caracas - Venezuela

Tel 58 212 2068500
Fax 58 212 2068540

(Translation of a report and financial statements originally issued in Spanish)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal
(formerly Banco Venezolano de Crédito, S.A.C.A):

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch (formerly Banco Venezolano de Crédito, S.A.C.A.), as of June 30, 2002 and December 31, 2001, and the related statements of income and allocation of net income, stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the accompanying financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN"), which differ, in some aspects, from accounting principles generally accepted in Venezuela.

As explained in Notes 1 and 26, on December 26, 2001, the SUDEBAN, upon approval from the Board of Financial Regulation, authorized the merger of Banco Venezolano de Crédito, S.A.C.A. with its affiliates Sogecrédito, C.A. de Arrendamiento Financiero and Soficrédito Banco de Inversión, C.A., and its conversion into a universal bank. On January 24, 2002, the Bank registered the new entity resulting from the merger by absorption of the entities referred to above and the change of its trade name to "Venezolano de Crédito, S.A., Banco Universal" Consequently, from that date the Bank assumed all of the assets, liabilities and obligations of the absorbed entities through the merger.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch (formerly Banco Venezolano de Crédito, S.A.C.A.) as of June 30, 2002 and December 31, 2001, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

Our audits were made for the purpose of forming an opinion on the basic financial statements, stated in historical amounts, of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) and its Grand Cayman branch taken as a whole. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the inflation effects on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

PORTA, CACHAFEIRO, LARÍA & ASOCIADOS



Mercedes E. Rodríguez S.
Public Accountant
CPC N° 17299
Registered with the National Securities
Commission under N° R- 894
and the SUDEBAN under N° CP 564

July 11, 2002

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

BALANCE SHEETS – JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of historical bolivars)

ASSETS	June 30, 2002	December 31, 2001
CASH AND DUE FROM BANKS:		
Cash	15,063,884	16,948,442
Banco Central de Venezuela (Note 3)	61,799,575	60,837,393
Due from domestic banks and other financial institutions	1,308,141	5,321,884
Due from foreign banks and correspondents	22,220,537	16,023,227
Due from main office and branches	-	-
Clearing house funds	28,650,655	31,873,831
(Allowance for cash and due from banks)	-	(65,165)
	129,042,792	130,939,612
INVESTMENT SECURITIES (Note 4):		
Trading securities	-	-
Available-for-sale securities	113,711,811	55,494,407
Held-to-maturity securities	130,013,739	59,611,570
Other securities	11,213,710	10,700,000
Restricted cash investments	113,349,549	23,029,372
(Allowance for investment securities)	-	-
	368,288,809	148,835,349
LOAN PORTFOLIO (Note 5):		
Current loans	273,019,349	199,611,060
Restructured loans	4,471,959	1,448,563
Past-due loans	11,627,548	1,487,669
Loans in litigation	4,337,472	2,175,575
(Allowance for loan portfolio)	(16,205,716)	(7,709,774)
	277,250,612	197,013,093
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	82,097	25,979
Accrued interest receivable from investment securities	984,371	634,209
Accrued interest receivable from loan portfolio	11,567,160	3,747,111
Commissions receivable	883,578	276,468
Accrued interest receivable from other accounts receivable	-	139,075
(Allowance for accrued interest receivable from loan portfolio and other)	(4,453,750)	(25,150)
	9,063,456	4,797,692
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	4,927,045	7,694,763
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28,301)	(28,301)
	4,898,744	7,666,462
FORECLOSED ASSETS (Note 8)	16,438,837	5,685,605
PREMISES AND EQUIPMENT (Note 9)	20,063,634	18,167,872
OTHER ASSETS (Note 10)	13,820,259	6,077,940
	838,867,143	519,183,625
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	242,482,921	134,094,273
Trust assets	1,838,542,353	1,127,797,592
Trusts	-	-
Other memorandum debit accounts	1,016,504,439	814,563,447
	3,097,529,713	2,076,455,312

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	December 31, 2001
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts	307,852,838	206,255,307
Other demand obligations	11,274,755	16,683,498
Money transaction table obligations	-	-
Savings deposits	129,053,128	106,580,445
Time deposits	68,323,490	5,607,707
Securities issued by the Bank	-	-
Restricted customers' deposits	51,529,483	32,075,069
	568,033,694	367,202,026
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions up to one year	10,714,685	29,109,646
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	121,947	95,663
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	112,284	-
	10,948,916	29,205,309
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	1,540,459	549,238
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1,303,431	24,478
Accrued expenses for obligations with Banco Central de Venezuela (BCV)	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	65,398	23,686
Accrued expenses for other financial intermediation obligations	30,644,729	17,933
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	32,013,558	66,097
ACCRUALS AND OTHER LIABILITIES (Note 13)	52,437,681	20,234,403
Total liabilities	664,974,308	417,257,073
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	42,000,000	29,484,000
Uncapitalized equity contributions	27,385,896	145,613
Capital reserves	31,790,761	24,890,485
Retained earnings	73,153,883	47,546,072
Unrealized loss on available-for-sale securities	(161,058)	(139,618)
Treasury stock	(276,647)	-
Total stockholders' equity	173,892,835	101,926,552
	838,867,143	519,183,625
CONTRA MEMORANDUM ACCOUNTS	3,097,529,713	2,076,455,312

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of historical bolivars, except for amounts per share)

	June 30, 2002	December 31, 2001
FINANCIAL INCOME:		
Cash and due from banks	3,090,569	1,587,153
Investment securities	10,047,183	6,207,937
Loan portfolio	60,156,304	25,457,797
Other accounts receivable	712,796	793,558
Investments in subsidiaries, affiliates and branches	-	-
Main office, branches and agencies	-	-
Other	320,154	135,262
	74,327,006	34,181,707
FINANCIAL EXPENSES:		
Customers' deposits	14,793,898	4,289,692
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	3,437,904	863,075
Other financial intermediation obligations	462,970	12,087
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	21,077	7,409
	18,715,849	5,172,263
Gross financial margin	55,611,157	29,009,444
RECOVERY OF FINANCIAL ASSETS	390,926	540,044
ALLOWANCE FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	2,766,566	-
Expenses from allowance for cash and due from banks	-	52,698
	2,766,566	52,698
Net financial margin	53,235,517	29,496,790
LESS- OPERATING EXPENSES:		
Personnel	19,169,027	11,796,794
General and administrative expenses	11,408,937	8,767,475
Contributions to FOGADE	649,755	575,177
Contributions to SUDEBAN	204,374	52,859
	31,432,093	21,192,305
Financial intermediation margin	21,803,424	8,304,485
OTHER OPERATING INCOME (Note 15)	80,877,563	16,007,657
OTHER OPERATING EXPENSES	50,297,671	4,852,279
Gross margin	52,383,316	19,459,863
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	42,000	23,300
Gross income before income taxes	52,341,316	19,436,563
INCOME TAXES	2,569,963	255,462
Net income	49,771,353	19,181,101
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	4,977,135	959,054
Statutory earnings-		
Board of Directors	4,273,797	1,817,336
	4,273,797	1,817,336
Retained earnings-		
Restricted undistributed earnings	20,260,211	8,202,356
Available undistributed earnings	20,260,210	8,202,355
	40,520,421	16,404,711
	49,771,353	19,181,101
NET EARNINGS PER SHARE (in bolivars)	686	325
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	72,540	58,968

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized loss on available-for-sale securities	Treasury stock	Total stockholders' equity
BALANCES, as of June 30, 2001	29,484,000	145,613	23,931,431	25,123,904	14,324,647	39,448,551	(38,089)	-	92,971,506
Net income for the six-month period	-	-	-	-	19,181,101	19,181,101	-	-	19,181,101
Transfer to legal reserve	-	-	959,054	-	(959,054)	(959,054)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	(1,817,336)	(1,817,336)	-	-	(1,817,336)
Dividends declared (Note 14)-									
Cash	-	-	-	-	(8,255,520)	(8,255,520)	-	-	(8,255,520)
Stock	-	-	-	-	-	-	-	-	-
Net unrealized loss on available-for-sale securities	-	-	-	-	-	-	(101,529)	-	(101,529)
Unrealized gain on equity in earnings	-	-	-	(51,670)	-	(51,670)	-	-	(51,670)
Transfer of 50% of the income for the six-month period to the restricted undistributed earnings (Note 14)	-	-	-	8,202,355	(8,202,355)	-	-	-	-
BALANCES, as of December 31, 2001	29,484,000	145,613	24,890,485	33,274,589	14,271,483	47,546,072	(139,618)	-	101,926,552
Net income for the six-month period	-	-	-	-	49,771,353	49,771,353	-	-	49,771,353
Transfer to legal reserve (Note 14)-									
Due to income for the six-month period	-	-	4,977,135	-	(4,977,135)	(4,977,135)	-	-	-
Due to earnings recognized for effects of the absorption merger	-	-	1,923,141	(469,620)	(1,453,521)	(1,923,141)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	(4,273,797)	(4,273,797)	-	-	(4,273,797)
Capital stock increase (Note 14)	7,783,116	-	-	-	-	-	-	-	7,783,116
Dividends declared (Note 14)-									
Cash	-	-	-	-	(12,723,553)	(12,723,553)	-	-	(12,723,553)
Stocks	4,732,884	-	-	(4,732,884)	-	(4,732,884)	-	-	-
Share issue premium (Note 14)	-	27,240,283	-	-	-	-	-	-	27,240,283
Net unrealized gain on available-for-sale securities	-	-	-	-	-	-	(37,062)		(37,062)
Treasury stocks from the merged subsidiaries	-	-	-	-	28,047	28,047	15,622	(276,647)	(232,978)
Integration of income from the merged subsidiaries during the second six-month period of 2001, net of dividends declared by such subsidiaries	-	-	-	-	4,438,921	4,438,921	-	-	4,438,921
Release of accumulated equity in earnings corresponding to merged subsidiaries as of December 31, 2001	-	-	-	(4,560,292)	4,560,292	-	-	-	-
Transfer of 50% of equity in earnings and income of merged subsidiaries for the six-month period of 2001	-	-	-	280,209	(280,209)	-	-	-	-
Transfer of 50% of the income for the six-month period to the restricted undistributed earnings (Note 14)									
Due to income for the six-month period	-	-	-	20,120,106	(20,120,106)	-	-	-	-
Due to earnings recognized for effects of the absorption merger	-	-	-	4,291,602	(4,291,602)	-	-	-	-
BALANCES, as of June 30, 2002	42,000,000	27,385,896	31,790,761	48,203,710	24,950,173	73,153,883	(161,058)	(276,647)	173,892,835

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of historical bolivars)

	June 30, 2002	December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	49,771,353	19,181,101
Adjustments to reconcile net income to cash from operating activities-		
Allowance for uncollectible and impaired financial assets	2,766,566	52,698
Depreciation and amortization	5,140,941	3,049,863
Equity in earnings for the six-month period	(280,209)	(2,084,543)
Gain on sale of shares in subsidiaries	-	19,665
Net change in other assets	(1,529,511)	(2,461,922)
Net change in interest and commissions receivable	(1,670,762)	(1,318,508)
Net change in accruals and other liabilities	24,767,100	2,945,643
Net change in interest and commissions payable	31,870,501	1,340
Statutory earnings	(4,273,797)	(1,817,336)
Net cash from operating activities	106,562,182	17,568,001
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	200,333,376	33,391,520
Net change in other borrowings	(112,715,271)	3,006,165
Net change in other financial intermediation obligations	898,622	(1,555,430)
Dividends paid	(12,723,553)	(8,255,520)
Net cash from financing activities	75,793,174	26,586,735
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(387,825,692)	(484,679,438)
Loans collected for the period	393,192,542	481,762,594
Net change in available-for-sale securities	(53,609,357)	(53,786,279)
Net change in held-to-maturity securities	(59,316,709)	21,224,782
Net change in other investment securities	(513,710)	12,300,000
Net change in restricted cash investments	(89,320,177)	(11,168,135)
Dividends received from subsidiaries	-	502,425
Capital contributions in subsidiaries	(1,891,200)	(600,000)
Sale of shares in subsidiaries	-	15,435
Additions to premises and equipment and foreclosed assets, net	(1,922,744)	(1,125,332)
Net cash used in investing activities	(201,207,047)	(35,553,948)
Net decrease (increase) in cash and due from banks	(18,851,691)	8,600,788
CASH AND DUE FROM BANKS, at the beginning of the six-month period	130,939,612	122,338,824
CASH AND DUE FROM BANKS, at the end of the six-month period of Soficrédito Banco de Inversión, C.A.	14,331,149	-
CASH AND DUE FROM BANKS, at the end of the six-month period of Sogecrédito, C.A. de Arrendamiento Financiero	2,623,722	-
CASH AND DUE FROM BANKS, at the end of the six-month period	129,042,792	130,939,612

The accompanying notes (1 to 27) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND DECEMBER 31, 2001

1. INCORPORATION AND PURPOSE:

Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) is a Universal Bank subject to the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and subject to the applicable regulations of the Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN"), and Banco Central de Venezuela – BCV (The Central Bank of Venezuela, hereinafter referred to as "BCV"). Additionally, the Bank is registered with the Comisión Nacional de Valores (National Securities Commission) and is listed on the Caracas Stock Exchange. Accordingly, it is also subject to the Capital Market Law and the standards of the National Securities Commission.

During an Extraordinary Stockholders' Meeting held on July 26, 2001, stockholders approved the absorption merger by Banco Venezolano de Crédito, S.A.C.A. of Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero; as well as the subsequent conversion of Banco Venezolano de Crédito, S.A.C.A., into a Universal Bank, upon compliance with requirements and formalities provided by the Board of Financial Regulation and the SUDEBAN.

On December 26, 2001, the SUDEBAN, through Resolution N° 271-01, published in Official Gazette of the Bolivarian Republic of Venezuela N° 37354 dated December 28, 2001, authorized the merger of Banco Venezolano de Crédito, S.A.C.A with its affiliates Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero under the terms and conditions approved by the Board of Financial Regulation during meeting N° 292 dated December 18, 2001. Likewise, the Superintendence approved converting Banco Venezolano de Crédito, S.A.C.A. into a universal bank. On January 24, 2002, the Bank registered the new entity resulting from the absorption merger of the entities referred to above and the change of its trade name to "Venezolano de Crédito, S.A., Banco Universal". Consequently, from that date the Bank acquired under a universal succession all of the assets, liabilities and obligations of the absorbed entities under the terms and modalities agreed upon and the affiliated entities legally extinguished upon the registration of the new resulting entity (see Note 26).

The Bank and its Branch are members of Grupo Venezolano de Crédito and carry out transactions with other members of the Group.

2. ACCOUNTING POLICIES AND PRACTICES:

Basis of presentation

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant difference is the non-recognition of the inflation effects on the financial statements as basic information but as supplemental information. (see Exhibits I to IV).

Chattels and real estate granted in payment must be amortized over a maximum term of one and three years, respectively, pursuant to the provisions of the Accounting Manual for Banks and Other Financial Institutions. After that term, they must be removed from the books. Generally Accepted Accounting Principles do not provide for the amortization or disposal of said assets. Consequently, as of June 30, 2002 and December 31, 2001, total assets and available undistributed earnings of the Bank are reduced by the accumulated amortizations referred to above.

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Absorption merger

The merger of the Bank and its affiliated entities has been accounted for under the purchase method, which has resulted in an excess of the cost over the book value of the net assets of the absorbed entities. The Bank has considered that the book value of net assets of absorbed entities is similar to their fair values, and accordingly, the excess mentioned corresponds to goodwill and it may not be attributed to the value of the premises and equipment of the absorbed entities; therefore, it has been accounted for as a Mercantile Goodwill in Other assets. As provided by the SUDEBAN, the goodwill is amortized over less than 20 years. The assets and liabilities of the Bank include the accounts of the absorbed entities at the merger date.

Principles of combination or integration

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end exchange rate.

The exchange rates applied by the Bank as of June 30, 2002 and December 31, 2001, for the conversion of the financial statements of the foreign branch were Bs. 1,351.50 and Bs. 757.00, per US dollar, respectively.

Cash and equivalents

For the purposes of the statements of cash flows, the Bank considers as cash and equivalents highly liquid placements represented by cash in local and foreign currency, gold in coins and bars, deposits in Banco Central de Venezuela, demand deposits in banks and other financial institutions and clearinghouse funds.

Investment securities

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at amortized cost of premiums or discounts. Available-for-sale securities are not classified as trading or held-to-maturity securities; they are accounted for at fair market values and the unrealized gains/losses are reported as a net amount in a separate component of the stockholders' equity.

Other investment securities are represented by time deposits and obligations issued by local financial institutions and recorded at their cost value, which is equivalent to their realization value.

Restricted cash investment securities are represented by time deposits in foreign financial institutions to cover foreign exchange forward contracts, and recorded at their acquisition cost that is equivalent to their nominal value.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income as they arise.

Repurchase-resale agreements

The Bank enters into short-term purchases of securities under agreements to resell (resale agreements). The amounts placed to purchase securities under resale agreements are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counter-parties of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repos agreement to the market value of the values related to the resale agreements.

Allowance for loan losses and contingent portfolio

The allowance for loan losses and contingent portfolio is maintained at levels adequate to cover potential losses in loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such estimation through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan losses is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the previous paragraph, the provision for loan portfolio includes a general provision, that is not under 2% of the loan portfolio granted before September 1, 1999 plus 1% on the gross loan portfolio increase effective from the aforementioned date, and pursuant to Communication N° SBIF-CJ-7727 dated September 1, 1999 and Resolution N° 198/99 published in Official Gazette N° 36726 dated June 18, 1999. The general provision is equivalent to 1.8% of the total loan portfolio.

The general provision for contingent loans is recorded based on 1% of the balance of said portfolio and is shown in the "Accruals and other liabilities" caption.

Derivatives

In the normal course of business, the Bank enters into forward foreign currency contracts for negotiation purposes and to manage the exposure risk in foreign currency (hedging).

The forward foreign currency contracts for negotiation purposes and those that do not meet the necessary conditions to be classified as hedging are accounted for at their fair value. Fair value is determined by calculating for each forward, the forward exchange rate at which the Bank would pact a similar transactions on the basis of the current flow value discounted for the remaining term from the year-end until the maturity date, obtaining the unrealized gain or loss from the difference between the year-end spot rate and the forward rate obtained thereby.

Forward foreign currency contracts qualified as hedging contracts are recorded in the memorandum accounts at their notional value. Gains or losses resulting from forward foreign currency contracts for hedging purposes are amortized over the contract's effectiveness.

Unrealized gains from valuation of these investments are deferred in the "Accruals and other liabilities" caption, while unrealized losses are recognized in the income for the period as incurred.

Investments in unconsolidated affiliates and subsidiaries

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the participation in the investment is recorded in income as other operating income or expenses and the dividends are credited to the investment account as declared. Pursuant to the Superintendence of Banks and Other Financial Institutions, income from equity in earnings or losses of subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available through the payment of dividends by subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

Foreclosed assets

Foreclosed assets are mainly composed of real estate and chattels, works in progress received in payment, abandoned assets and other foreclosed assets. Real estate and chattels and works in progress received in payment are accounted for at the lower of book value owed by the borrower, market value, legal foreclosure value or appraisal value. Abandoned assets are accounted for at the lower of book or realization value. Improvements or additions that may increase the useful life of assets or their realization value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while abandoned assets use are removed from the asset accounts after 24 months.

Other foreclosed assets are composed of assets acquired or constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset salable.

Premises and equipment

Premises and equipment in this category are owned by the Bank for its use and are recorded at acquisition cost. Premises and equipment are depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

Deferred expenses

Deferred expenses mainly include disbursements for organization, installation and software expenses and leasehold improvements, which are not recognized as expenses as paid but are allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred. Deferred expenses are recorded at cost and are amortized over a maximum term of four years.

Allowance to cover other uncollectibility and impairment risks

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets increases for charges to income and reduces for losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the SUDEBAN.

Accrual for labor indemnities

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Organic Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust on behalf of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

Income taxes

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. Income taxes have been determined on the basis of the individual income of the Bank rather than on a combined basis with the Branch. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption.

Due to the uncertain recovery of the deferred tax asset, the Bank does not recognize such tax as derived from the possibility of deducting the tax loss carryforwards in future periods.

Retirement pension plan

The costs of a noncontributive pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank on December 31, 2001, the effective discount rates and increases used to calculate the obligation for the benefit projected in long term were 13% and 9% on an annual basis, respectively.

Trust assets

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities classified as Held-to-maturity securities, which, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

Interest income and expense

Interest income and expense are recorded in the period earned, depending on the effectiveness of the transactions generating the income or expense.

Past due interest and interest due on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income as collected. Additionally, the Bank records provisions for accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interest on those loans qualified as a loss risk over 15% (real risk, high-risk and irrecoverable), which is fully provisioned.

Loans included in high risk or irrecoverable categories according to the portfolio classification do not accrue any interest income, even if they are current or restructured. Likewise, accrued interests from such loans shall be provisioned for the same percentage applied to such loans before being reclassified to high risk and irrecoverable categories. Accrued interests earned after said reclassifications will be booked in the related memorandum accounts.

According to the provisions of BCV, the Bank determines asset and liability interest rates with its clients, taking in consideration the financial market conditions.

Other income

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets" and "Other operating income" captions.

Transactions and balances in foreign currency

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. At year-end, foreign currency balances are adjusted at the exchange rate in effect in the free exchange market using the purchase quotations published by Banco Central de Venezuela to that date. The resulting exchange gain or loss must be recorded in income in the period earned or incurred.

As of June 30, 2002 and December 31, 2001, the exchange rates used by the Bank were Bs. 1,351.50 and Bs. 757.00, per US dollar, respectively.

The foreign currency balances included in the balance sheets as of June 30, 2002 and December 31, 2001, are detailed in Note 23.

Net earnings per share

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period by the average number of outstanding shares existing during the six-month periods ended June 30, 2002 and December 31, 2001.

3. RESERVE BALANCES AND OTHER DEPOSITS MAINTAINED IN BCV:

Under the General Law of Banks and Other Financial Institutions, credit institutions are required to maintain certain levels of cash liquidity pledged in favor of BCV, as provided by such institute through special resolutions. During the six-month period ended June 30, 2002, BCV determined the minimum percentages of reserve balances through special resolutions on a weekly basis. As of June 30, 2002, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or liability transactions carried out by the institution with private sector customers (regular reserve balance) and public sector customers (as of December 31, 2001, the reserve balance was fixed by BCV at 17% for deposits from private sector customers and 30% from public sector customers). The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency.

As provided by the BCV, a portion of the reserve balance corresponding to deposits, customers' deposits, obligations or liability transactions carried out in bolivars, subject to regular reserve balance, bears an interest rate equivalent to the weighted average liability rate, paid for savings and time deposits by commercial and universal banks, during the week previous to the reserve balance creation. During the six-month period ended June 30, 2002, between 4% and 6% of the regular reserve balance is remunerated based on the premises referred to above, while 6% of the regular reserve balance is remunerated for the six-month period ended December 31, 2001.

As of June 30, 2002 and December 31, 2001, the reserve balances required by the BCV amount to Bs. 60,872 million and Bs. 50,212 million, respectively. The Bank maintained balances available in the BCV to cover the reserve balances required.

4. INVESTMENT SECURITIES:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these securities. As of June 30, 2002 and December 31, 2001, investment securities as represented as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Investment securities-		
Available-for-sale securities	113,711,811	55,494,407
Held-to-maturity securities	130,013,739	59,611,570
Other investment securities	11,213,710	10,700,000
Restricted cash securities	113,349,549	23,029,372
	368,288,809	148,835,349

a) Available-for-sale securities:

Available-for-sale investment securities as of June 30, 2002 and December 31, 2001, stated at their fair market value, are detailed as follows:

As of June 30, 2002

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(Thousands of bolivars)		
Available-for-sale investment securities-				
Securities issued or guaranteed by the Venezuelan Government--				
Treasury bills (nominal value of Bs. 30,631 million and annual yields ranging between 31.75% and 57.57%)	28,534,374	324,986	(9,988)	28,849,372[1]
National Public Debt Bonds (nominal value of Bs. 10,390 million and annual yields between 34.06% and 54.68%)	10,077,536	238,206	(101,416)	10,214,326[1]
	38,611,910	563,192	(111,404)	39,063,698
Obligations issued by domestic private nonfinancial companies--				
Deforsa (nominal value of Bs. 880 million and annual yield of 38.28%)	873,875	-	(52,865)	821,010[1]
Obligations issued by foreign public nonfinancial institutions--				
American Treasury bills (nominal value of US$ 54,000,000, Bs. 72,981 million and annual *yields ranging between 1.5% and 1.8%)*	72,816,251	-	(9,067)	72,807,184[2]
	73,690,126	-	(61,932)	73,628,194

[1] The fair value is equivalent to the current value of future cash flows discounted.
[2] The fair value corresponds to the quotation value in the foreign stock exchange.

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(Thousands of bolivars)		
Participation in domestic financial institutions--				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 100 each and a 0.04% capital share)	21,120	-	(2,573)	18,547[3]
Participation in domestic private nonfinancial companies--				
C.A. La Electricidad de Caracas, (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	945,848	-	(390,900)	554,948[3]
Siderúrgica Venezolana (SIVENSA), S.A.C.A., (157,040 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	597	-	(306)	291[3]
ADR's of Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,174 ADR's with a nominal value of Bs. 1,400 each and a 1% capital share)	7,547	-	(407)	7,140[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	11,517	4,091	-	15,608[3]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	11,351	-	(3,536)	7,815[3]
CEMEX de Venezuela, S.A.C.A. Type I (647,446 shares with a nominal value of Bs. 100 each and a 0.08% capital share)	138,600	-	(64,144)	74,456[3]
CEMEX de Venezuela, S.A.C.A. Type II (910,906 shares with a nominal value of Bs. 100 each and a 0,15% capital share)	184,459	-	(84,259)	100,200[3]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	34,089	-	(18,445)	15,644[3]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1.000 each and a 0.07% capital share)	14,000	-	(1,750)	12,250[3]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	40,770	2,265	-	43,035[3]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each)	134,482	2,236	-	136,718[4]
Corporación Suiche 7B, C.A. (10,450 shares with a nominal value of Bs. 1,000 each)	9,925	-	-	9,925[5]
Corporación Industrial de Energía, C.A. (661,122 shares with a nominal value of Bs. 10 each)	5,201	-	-	5,201[5]
Desarrollos del Sol, C.A., (180 shares with a nominal value of Bs. 100 each and a 18% capital share)	18	-	-	18[5]
	1,538,404	8,592	(563,747)	983,249
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 2,100 each)	11,309	6,814	-	18,123[6]
	113,872,869	578,598	(739,656)	113,711,811

[3] The fair value corresponds to the quotation value in the Caracas stock exchange.

[4] The fair value is equivalent to the equity value.

[5] The fair value corresponds to the acquisition cost.

[6] The fair value corresponds to the quotation value in the stock exchange.

As of December 31, 2001

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(Thousands of bolivars)		
Available-for-sale investment securities-				
Securities issued or guaranteed by the Government --				
Treasury bills (nominal value of Bs. 12,196 million and annual yields ranging between 17% and 29.81%)	12,147,897	1,568	(5,590)	12,143,875[7]
National Public Debt Bonds (nominal value of Bs. 3,123 million and annual yields of 32.85%)	2,974,657	-	(117,113)	2,857,544[7]
	15,122,554	1,568	(122,703)	15,001,419
Obligations issued by foreign financial institutions--				
American Express Bank (nominal value of Bs. 3,785 million, US$ 5,000,000 and annual yields of 2.43%)	3,777,908	1,758	-	3,779,666[6]
Obligations issued by domestic private nonfinancial companies (annual yields ranging between 20% and 24.23%)--				
C.A. Electricidad de Caracas, S.A.C.A. (nominal value of Bs. 800 million)	793,675	-	(24,709)	768,966[7]
Deforsa (nominal value of Bs. 900 million)	913,597	39,703	-	953,300[7]
	1,707,272	39,703	(24,709)	1,722,266
Obligations issued by foreign private nonfinancial companies (annual yields ranging between 1.75% and 4.25%)--				
General Motors Acceptance (nominal value of Bs. 3,785 million, US$ 5,000,000)	3,781,118	21	-	3,781,139[8]
General Electric Capital (nominal value of Bs. 3,785 million, US$ 5,000,000)	3,781,404	-	(795)	3,780,609[8]
Coca-Cola Enterprises Inc. (nominal value of Bs. 3,785 million, US$ 5,000,000)	3,773,628	-	(5,850)	3,767,778[8]
7 Eleven, Inc. (nominal value of Bs. 3,785 million, US$ 5,000,000)	3,774,545	-	(5,291)	3,769,254[8]
Procter & Gamble Co. (nominal value of Bs. 3,785 million, US$ 5,000,000)	3,779,191	-	(2,405)	3,776,786[8]
Ford Motors Credit Corporation (nominal value of Bs. 2,271 million, US$ 3,000,000)	2,267,436	-	(47)	2,267,389[8]
Daimler Chrysler N.A. (nominal value of Bs. 3,785 million, US$ 5,000,000)	3,774,343	891	-	3,775,234[8]
Monsanto Co. (nominal value of Bs. 3,785 million, US$ 5,000,000)	3,757,279	-	(4,109)	3,753,170[8]
	28,688,944	912	(18,497)	28,671,359

[7] The fair value is equivalent to the current value of future cash flows discounted.
[8] The fair value corresponds to the quotation value in the foreign stock exchange.

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(Thousands of bolivars)		
Participation in domestic private nonfinancial companies--				
C.A. La Electricidad de Caracas, (2,097,076 shares with a nominal value of Bs. 100 each and a 0.02% capital share)	583,450	-	(185,006)	398,444[9]
ADR's of Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,150 ADR's with a nominal value of Bs. 1,400 each and a 1% capital share)	7,475	-	(363)	7,112[9]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (430,937 shares with a nominal value of Bs. 100 each and a 0.08% capital share)	1,832	754	-	2,586[9]
Corporación Venezolana de Cementos, S.A.C.A. (CEMEX), Type II (76 shares with a nominal value of Bs. 100 each and a 0.01% capital share)	16	-	(5)	11[9]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	34,089	-	(8,402)	25,687[9]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	40,770	-	(4,530)	36,240[9]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each)	134,482	-	-	134,482[10]
Corporación Suiche 7B, C.A., (10,450 shares with a nominal value of Bs. 1,000 each)	9,925	-	-	9,925[10]
Corporación Industrial de Energía, C.A., (661,122 shares with a nominal value of Bs. 10 each)	5,201	-	-	5,201[10]
Desarrollos del Sol, C.A., (90 shares with a nominal value of Bs. 100 each and a 9% capital share)	9	-	-	9[10]
	817,249	754	(198,306)	619,697
Other--				
Pledge Bond (32,571,429 kilos of white corn at Bs. 175 per Kg.)	5,520,098	179,902	-	5,700,000[11]
	55,634,025	224,597	(364,215)	55,494,407

As of June 30, 2002 and December 31, 2001, the participation percentage in Caja Venezolana de Valores, S.A., Corporación Suiche 7B, C.A., Corporación Industrial de Energía, C.A. and International Briquettes Holding does not exceed 1% of the related stockholders' equity.

For the six-month period ended December 31, 2001, the Bank recognized Bs. 77 million on the income for the period corresponding to the permanent loss for shares in Caja Venezolana de Valores, S.A., which was recorded in the "Other operating expenses" caption.

On November 15, 2001, the Bank granted and transferred 243 shares of Desarrollos del Sol, C.A. at their nominal value of Bs.100 each, to a local insurance company.

[9] The fair value corresponds to the quotation value in the Caracas stock exchange.
[10] The fair value corresponds to the acquisition cost.
[11] The fair value corresponds to the quotation value in the Agriculture Exchange.

Maturities for available-for-sale investment securities are as follows:

	June 30, 2002		December 31, 2001	
	Acquisition cost	Fair market value	Acquisition cost	Fair market value
	(Thousands of bolivars)			
Due in six months or less	108,260,676	108,477,721	50,134,845	50,294,898
Due from six months to one year	4,041,360	4,214,171	793,676	768,967
Due from one to five years	-	-	3,888,255	3,810,845
Undefined maturity (shares)	1,570,833	1,019,919	817,249	619,697
	113,872,869	113,711,811	55,634,025	55,494,407

For the six-month periods ended June 30, 2002 and December 31, 2001, the Bank sold available-for-sale securities for Bs. 307,389 million and Bs. 504,849 million, recording Bs. 6,386 million and Bs. 1,680 million, respectively, in the "Other operating income" caption as realized gain resulting from such sale. Additionally, the Bank recorded losses from the sale of available-for-sale securities for approximately Bs. 543 million and Bs. 398 million, respectively, which were recorded in the "Other operating expenses" caption for the six-month periods then ended.

b) Held-to-maturity securities:

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of June 30, 2002	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(Thousands of bolivars)		
Held-to-maturity investment securities-				
Other securities issued or guaranteed by the Venezuelan Government (with annual yields of 19.98% and nominal value of Bs. 8,847 million)--				
Nominative demand Certificates of Deposit (Banco Central de Venezuela)	8,846,800	-	-	8,846,800[12]
Time deposits in foreign financial institutions (with annual yields ranging between 1.625% and 2.25% and nominal value of US$ 86,067,444, Bs. 116,320 million)--				
Barclays Bank PLC Miami	39,468,063	-	-	39,468,063[12]
ING Bank, NV, Curacao	25,678,500	-	-	25,678,500[12]
JP Morgan Chase Bank	20,272,500	-	-	20,272,500[12]
HSBC Bank	17,331,323	-	-	17,331,323[12]
Standard Chartered Bank	13,569,765	-	-	13,569,765[12]
	116,320,151	-	-	116,320,151

[12] The fair value is equivalent to nominal value.

As of June 30, 2002

	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(Thousands of bolivars)		
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 31.65% and 35.95% and nominal value of Bs. 4,871 million)--				
Mercantil Servicios Financieros, C.A.	3,431,000	-	-	3,431,000[13]
C.A. La Electricidad de Caracas	1,415,788	-	-	1,415,788[13]
	4,846,788	-	-	4,846,788
	130,013,739	-	-	130,013,739

As of December 31, 2001

	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(Thousands of bolivars)		
Time deposits in foreign financial institutions (with annual yields ranging between 1.73% and 2.56%, and nominal value of US$ 73,205,760 Bs. 55,417 million)--				
Barclays Bank PLC Miami	20,033,749	-	-	20,033,749[14]
HSBC Bank Panama	11,159,011	-	-	11,159,011[14]
Chase Manhattan Bank	20,439,000	-	-	20,439,000[14]
Standard Chartered Bank	3,785,000	-	-	3,785,000[14]
	55,416,760	-	-	55,416,760
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 4.24% and 26.23%, nominal value of US$ 2,333,750, Bs. 1,766 million)--				
Mercantil Servicios Financieros, C.A.	2,431,000	-	-	2,431,000[15]
CANTV Finance LTD	756,754	-	-	756,754
CEMEX de Venezuela, S.A.C.A.	1,007,056	-	-	1,007,056[15]
	4,194,810	-	-	4,194,810
	59,611,570	-	-	59,611,570

During the second six-month period of 2001, the Bank transferred the balance of obligations without collateral issued by Mercantil Servicios Financieros, C.A. for a total of Bs. 2,431 million, originally recorded in "Available-for-sale investment securities" to the "Held-to-maturity investment securities" account. Said reclassification did not have any effect in the income, and was authorized by the Superintendence of Banks and Other Financial Institutions, through communication N° SBIF-G15-9963 dated December 20, 2001.

[13] The fair value corresponds to the amortized cost.
[14] The fair value is equivalent to nominal value.
[15] The fair value is equivalent to the current value of future cash flows discounted.

Maturities for held-to-maturity investment securities are as follows:

	June 30, 2002		December 31, 2001	
	Amortized cost	Fair market value	Amortized cost	Fair market value
	(Thousands of bolivars)			
Due in one year or less	125,866,951	125,866,951	57,180,570	57,180,570
Due from one to five years	4,146,788	4,146,788	2,431,000	2,431,000
	130,013,739	130,013,739	59,611,570	59,611,570

c) <u>Other investment securities:</u>

The carrying amount of other investment securities, stated at their realization value, is as follows:

	June 30, 2002	December 31, 2001
Other investment securities-	(Thousands of bolivars)	
Time deposits in domestic financial institutions (annual yields ranging between 19% and 21.50% for December 2001)--		
ABN Amro Bank N.V.	-	5,700,000[16]
Banco de Venezuela, S.A.	-	2,000,000[16]
	-	7,700,000
Obligations issued by domestic financial institutions (annual yields ranging between 21% and 30% for December 2001)--		
Banco Exterior, C.A.	-	2,000,000[16]
Corp Banca, C.A.	-	1,000,000[16]
	-	3,000,000
Overnight obligations with annual yields ranging between 1.19% and 20% for June 2002--		
Standard Chartered Bank	2,500,000[16]	-
JP Morgan Chase Bank	7,875,780[16]	-
Banco Atlántico, Miami	837,930[16]	-
	11,213,710	10,700,000

[16] The fair value is equivalent to nominal value.

d) Restricted cash investment securities

Restricted cash investment securities are composed as follows:

	June 30, 2002		December 31, 2001	
	Cost	Market value	Cost	Market value
	(Thousands of bolivars)			
Restricted cash investment securities-				
Securities purchased under agreements to resell--				
Banco Central de Venezuela (Repos of the National Public Debt Bonds) with yield of 19.78% and a nominal value of 59,153 million for June 2002 (with annual yield of 18.79% and a nominal value of 1,000 million for December 2001)	59,153,200	59,153,200[17]	1,000,000	1,000,000[17]
Other--				
Time deposits in foreign financial institutions with yields ranging between 1.21% and 1.43% and with nominal values of US$ 40,100,888 (with annual yields ranging between 1.30% and 3.60% and with nominal values of US$ 29,100,888 for December 2001)				
Barclays Bank PLC Miami	-	-	3,028,000	3,028,000[17]
Brown Brothers Harriman	54,060,000	54,060,000	18,925,000	18,925,000[17]
Chase Manhattan Bank (Mastercard)	136,349	136,349	76,372	76,372[17]
	54,196,349	54,196,349	22,029,372	22,029,372
	113,349,549	113,,349,549	23,029,372	23,029,372

Maturities for restricted cash investment securities are as follows:

	June 30, 2002		December 31, 2001	
	Cost	Market value	Cost	Market value
	(Thousands of bolivars)			
Due in six months or less	113,349,549	113,349,549	1,000,000	1,000,000
Due from six months to one year	-	-	22,029,372	22,029,372
	113,349,549	113,349,549	23,029,372	23,029,372

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions to cover foreign currency forward exchange transactions.

[17] The fair value is equivalent to nominal value.

The Bank controls the concentration risk in investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investment activities mainly in securities issued or guaranteed by the Venezuelan Government, time deposits and obligations issued by foreign public nonfinancial companies. As of June 30, 2002, 49% of investment securities are focused on time deposits issued by foreign financial institutions, 29% on securities issued or guaranteed by the Venezuelan Government and 20% on obligations issued by foreign public nonfinancial companies.

As of December 31, 2001, 57% of investment securities are focused on time deposits, 10% on securities issued or guaranteed by the Venezuelan Government and 23% on obligations issued by foreign public nonfinancial companies. 78% of investment securities are focused on time deposits placed in foreign financial institutions.

5. LOAN PORTFOLIO:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified, on the basis of the economic activity, as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Services	77,967,890	17,570,434
Industrial	74,068,444	46,823,838
Commercial	32,824,010	72,760,419
Agriculture	16,344,373	23,393,433
Construction	14,618,229	3,387,514
Mines and hydrocarbons	10,965,644	6,373,134
Consumer credits	7,320,522	6,832,287
Miscellaneous	58,347,216	27,581,808
	293,456,328	204,722,867
Allowance for loan losses	(16,205,716)	(7,709,774)
	277,250,612	197,013,093

As of June 30, 2002 and December 31, 2001, miscellaneous balance includes Bs. 41,229 million and Bs. 9,243 million, respectively, corresponding to mortgage loans.

The loan portfolio is classified by type of credit as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Time loans	160,883,334	142,211,592
Mortgage loans	30,788,263	-
Current account credits	20,408,051	14,437,919
Installment loans	19,995,095	5,357,000
Agricultural loans	16,344,373	23,393,433
Financial lease	16,002,342	-
Loans to employees	10,441,101	9,242,871
Credit cards	7,105,038	6,832,287
Credits for installment sale of goods	4,151,865	155,439
Bills discounted	2,964,367	1,838,266
Letters of credit issued and traded	1,460,715	654,764
Loans granted to micro entrepreneurs	1,393,108	-
Discounts and purchases of bills	1,192,598	599,296
Acquisition of vehicles	215,486	-
Credits granted with FONCREI's resources	110,592	-
	293,456,328	204,722,867
Allowance for loan losses	(16,205,716)	(7,709,774)
	277,250,612	197,013,093

The loan portfolio is classified by type of guarantee as follows:

As of June 30, 2002

			Type of guarantee			
	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees	Other
	(Thousands of bolivars)					
Current	273,019,349	104,143,850	17,178,634	44,685,244	94,358,435	12,653,186
Restructured	4,471,959	1,090,074	-	2,898,138	483,747	-
Past-due	11,627,548	1,574,989	11,720	5,552,204	329,353	4,159,282
In litigation	4,337,472	106,958	-	3,701,469	169,114	359,931
	293,456,328	106,915,871	17,190,354	56,837,055	95,340,649	17,172,399
Allowance for loan losses	(16,205,716)					
	277,250,612					

As of December 31, 2001

			Type of guarantee		
	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees
	(Thousands of bolivars)				
Current	199,611,060	60,969,956	41,062,137	13,242,871	84,336,096
Restructured	1,448,563	1,090,076	-	358,487	-
Past-due	1,487,669	151,750	772,665	250,439	312,815
In litigation	2,175,575	874,025	-	544,950	756,600
	204,722,867	63,085,807	41,834,802	14,396,747	85,405,511
Allowance for loan losses	(7,709,774)				
	197,013,093				

The loan portfolio is classified by maturity as follows:

As of June 30, 2002

	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	273,019,349	117,550,696	33,970,110	39,336,615	13,106,700	17,038,257	52,016,971
Restructured	4,471,959	756,518	-	6,857	260,999	-	3,447,585
Past-due	11,627,548	7,138,640	238,585	279,237	1,746,470	165,807	2,058,809
In litigation	4,337,472	2,563,461	-	-	62,283	126,169	1,585,559
	293,456,328	128,009,315	34,208,695	39,622,709	15,176,452	17,330,233	59,108,924
Allowance for loan losses	(16,205,716)						
	277,250,612						

As of December 31, 2001

	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	199,611,060	113,708,050	24,710,044	10,713,339	22,796,245	18,697,205	8,986,177
Restructured	1,448,563	328,028	-	-	30,460	-	1,090,075
Past-due	1,487,669	501,945	21,018	413,527	299,024	79,777	172,378
In litigation	2,175,575	125,000	-	-	120,775	1,149,350	780,450
	204,722,867	114,663,023	24,731,062	11,126,866	23,246,504	19,926,332	11,029,080
Allowance for loan losses	(7,709,774)						
	197,013,093						

The movement of the allowance for loan losses is shown as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Beginning balance	7,709,774	7,054,824
Add-		
Increase in allowance--		
Allowance charged to income	1,950,332	-
Provision from merged entities	7,576,195	-
Transfers of "Accruals and other liabilities"	1,097,618	654,950
Less-		
Decrease in allowance--		
Loans charged off	(2,128,203)	-
Ending balance	16,205,716	7,709,774

As of June 30, 2002 and December 31, 2001, the allowance for loan losses included general provisions amounting to approximately Bs. 5,408 million and Bs. 3,702 million, respectively.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank recovered loans charged-off in previous periods for Bs. 391 million and Bs. 540 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. Additionally, during the six-month periods ended June 30, 2002 and December 31, 2001, the Bank received assets in settlement of loans for Bs. 115 million and Bs. 23 million, respectively, which are reported in the "Foreclosed assets" caption.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank did not recognize interest income on past-due and in litigation loan portfolio for Bs. 32 million and Bs. 954 million, respectively. The Bank collected approximately Bs. 38 million and Bs. 369 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month

periods, related to commercial loans classified as past-due and in litigation for the six-month periods then ended.

As of June 30, 2002, the loan portfolio includes a financing granted on the installment sale of a good for Bs. 3,816 million from Soficrédito Banco de Inversión, C.A. (merged bank). On November 30, 2001, such institution agreed upon with the SUDEBAN the creation of a specific provision for this loan for approximately Bs. 2,175 million over 24 months. During the six-month period ended June 30, 2002, the Bank created provisions for Bs. 545 million charged to income for the six-month period for this concept.

On March 29, 2001, the Board of Directors approved the partial transfer of the loan portfolio corresponding to a financial lease contract for Bs. 1,722 million to a local financial institution. During the six-month period ended June 30, 2002, the Bank repurchased the transferred financial lease for Bs. 1,507 million, equivalent to the credit balance at such date.

For the six-month periods ended June 30, 2002 and December 31, 2001, the non-bearing interest past-due and in litigation portfolio amounts to approximately Bs. 15,965 million and Bs. 3,663 million, respectively.

6. INVESTMENTS IN SUBSIDIARIES AND AFFILIATES:

As of June 30, 2002 and December 31, 2001, the Bank has significant control on the administration of the following companies:

June 30, 2002

	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings of associated companies	Company's net stockholders' equity	Carrying amount
				(Thousands of bolivars)		
Investments in domestic financial institutions-						
Participaciones Vencred, S.A.	44,652,340	89.30	100	280,209	5,517,408	4,927,045
				280,209	5,517,408	4,927,045
Allowance for investments in subsidiaries and affiliates						(28,301)
						4,898,744

December 31, 2001

	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings of associated companies	Company's net stockholders' equity	Carrying amount
				(Thousands of bolivars)		
Investments in domestic financial institutions-						
Soficrédito Banco de Inversión, C.A.	15,300,000	15.00	100	1,480,936	35,354,351	5,299,197
Sogecrédito, C.A. de Arrendamiento Financiero	3,150,000	15.00	100	543,983	9,620,988	1,443,148
Participaciones Vencred, S.A.	8,682,860	27.93	100	59,624	3,410,024	952,418
				2,084,543	48,385,363	7,694,763
Allowance for investments in subsidiaries and affiliates						(28,301)
						7,666,462

During the six-month period ended December 31, 2001, the Bank recorded cash dividend income received from its affiliates for approximately Bs. 502 million.

As a result of the merger of the Bank with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero, the equity of the Bank in Participaciones Vencred, S.A. amounted to 82.79% during the six-month period ended June 30, 2002.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank paid Bs. 1,891 million and Bs. 600 million, respectively, for the subscription of 18,912,000 and 6,000,000 shares of Bs. 100 each, due to increases in the capital of Participaciones Vencred, S.A.

On August 31, 2001, the Bank granted and transferred to Vencred, S.A., 15,080 shares of La Ceiba Finance, S.A. The transfer amounted to approximately Bs.15 million and the Bank recorded a loss from such sale for approximately Bs. 20 million in the "Other operating expenses" caption.

A summary of the financial statements of the companies whose administration is significantly influenced by the Bank, is as follows:

June 30, 2002

	Participaciones Vencred, S.A.
	(Thousands of bolivars)
ASSETS:	
Cash and due from banks	7,893
Investment securities	5,566,159
Loan portfolio	54,744
Foreclosed assets	1,288
Premises and equipment	1,759
Other assets	17,196
Total assets	5,649,039
LIABILITIES:	
Accruals and other liabilities	131,631
STOCKHOLDERS' EQUITY:	
Paid-in capital	5,000,000
Capital reserves	181,719
Retained earnings	335,689
Total stockholders' equity	5,517,408
Total liabilities and stockholders' equity	5,649,039
STATEMENTS OF INCOME:	
Financial income	654,291
Other expenses, net	(438,108)
Net income	216,183

December 31, 2001

	Soficrédito Banco de Inversión, C.A.	Sogecrédito, C.A. de Arrendamiento Financiero	Participaciones Vencred, S.A.
		(Thousands of bolivars)	
ASSETS:			
Cash and due from banks	14,513,086	2,683,937	817,373
Investment securities	11,815,326	4,891,856	3,293,913
Loan portfolio	72,218,819	16,421,297	57,531
Interests and commissions receivable	2,726,723	714,684	286,539
Investments in subsidiaries, affiliates and branches	3,433,084	775,391	-
Foreclosed assets	13,820,596	-	1,288
Premises and equipment	1,196,090	294,068	2,792
Other assets	921,507	1,488,624	16,220
Total assets	120,645,231	27,269,857	4,475,656

December 31, 2001	Soficrédito Banco de Inversión, C.A.	Sogecrédito, C.A. de Arrendamiento Financiero	Participaciones Vencred, S.A.
		(Thousands of bolivars)	
LIABILITIES:			
Customers' deposits	846,364	4,900	-
Other borrowings	78,215,878	16,243,000	-
Other financial intermediation obligations	92,599	-	-
Interests and commissions payable	76,904	56	-
Accruals and other liabilities	6,059,135	1,400,913	1,065,632
Total liabilities	85,290,880	17,648,869	1,065,632
STOCKHOLDERS' EQUITY:			
Paid-in capital	10,200,000	2,100,000	3,108,800
Capital reserves	10,107,098	1,602,237	138,482
Retained earnings	15,314,975	5,919,771	162,742
Unrealized net loss	(267,722)	(1,020)	-
Total stockholders' equity	35,354,351	9,620,988	3,410,024
Total liabilities and stockholders' equity	120,645,231	27,269,857	4,475,656
STATEMENTS OF INCOME:			
Financial income	11,393,299	3,275,277	1,322,956
Financial expenses	(3,162,031)	(572,122)	-
Other expenses, net	(2,233,092)	(797,729)	(1,156,503)
Net income	5,998,176	1,905,426	166,453

7. FINANCIAL STATEMENTS OF THE FOREIGN BRANCH:

A summary of the financial statements of the Grand Cayman branch, which have integrated with the financial statements of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.), is shown as follows:

	June 30, 2002		December 31, 2001	
	Bs.	US$	Bs.	US$
		(Thousands)		
ASSETS:				
Cash and due from banks	2,532,350	1,874	6,601,368	8,720
Investment securities	171,429,281	126,844	79,757,134	105,359
Loan portfolio	654,908	485	403,898	534
Interests and commissions receivable	140,180	103	142,740	189
Other assets	38,785	28	-	-
	174,795,504	129,334	86,905,140	114,802
LIABILITIES:				
Customers' deposits	168,391,701	124,596	83,745,788	110,629
Other borrowings	40	-	-	-
Interests and commissions payable	15,289	11	11,845	15
Other liabilities	179,554	133	31,286	41
	168,586,584	124,740	83,788,919	110,685
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	6,208,920	4,594	3,116,221	4,117
	174,795,504	129,334	86,905,140	114,802

	June 30, 2002		December 31, 2001	
	Bs.	US$	Bs.	US$
STATEMENTS OF INCOME:				
Financial income	1,484,631	1,099	1,273,284	1,682
Financial expenses	(607,455)	(449)	(447,067)	(591)
	877,176	650	826,217	1,091
Uncollectibility and devaluation expenses	-	-	(43,288)	(57)
Operating expenses	(343,083)	(254)	(28,463)	(38)
Other operating income	225,676	167	72,417	96
Other operating expenses	(133,542)	(99)	(71,586)	(95)
	(250,949)	(186)	(70,920)	(94)
Income for the six-month period	626,227	464	755,297	997

8. FORECLOSED ASSETS:

Foreclosed assets shown in the balance sheets are represented by:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Assets received in payment	4,082,018	710,188
Works in process received in payment	4,024,905	4,024,905
Abandoned assets	5,477,419	5,434,819
	13,584,342	10,169,912
Provision for foreclosed assets	(9,028,558)	(4,484,307)
	4,555,784	5,685,605
Other-		
Equity in Corporación Galería Los Naranjos, C.A.	6,938,632	-
Equity in Desarrollos del Sol, C.A.	3,396,209	-
Equity in Asociación Civil Terraloma	2,504,764	-
	12,839,605	-
Provision for other foreclosed assets	(956,552)	
	11,883,053	-
	16,438,837	5,685,605

As of June 30, 2002, foreclosed assets include assets from a merged entity.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank was allotted real state for approximately Bs. 115 million and Bs. 23 million, respectively, for recovery of loans.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank sold foreclosed assets, net of amortization, for approximately Bs. 141 million and Bs. 226 million, which generated a gain from the sale for Bs. 648 million and Bs. 104 million, respectively, presented in the "Other operating income" caption.

For the six-month period ended June 30, 2002, the Bank deferred Bs. 114 million resulting from the installment sales shown in the "Accruals and other liabilities" caption.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank transferred Bs. 13 million and Bs. 4,833 million from Premises and equipment (works in process, lands, and buildings and facilities) to Foreclosed assets – abandoned assets (see Note 9).

The "Abandoned assets" account includes Bs. 3,796 million, corresponding to contributions made for the prepurchase of a commercial agency and offices for a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (affiliate). During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank made contributions for said project for Bs. 400 million and Bs. 450 million.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to contributions made on a basis of a joint account contract for the construction of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity of such contract. During the six-month period ended June 30, 2002, the Bank made contributions for said project for Bs. 638 million.

The equity in Desarrollos del Sol, C.A. corresponds to contributions made by the Bank for the development of a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (affiliate). Such contributions are recorded in the account of "Other foreclosed assets". During the six-month period ended June 30, 2002, the Bank did not make any contribution to the project.

During the first six-month period of 2000, the Bank became an associate and administrator of the construction Asociación Civil Terraloma, which is being directly financed by the Bank. As of June 30, 2002, the amounts shown in Asociación Civil Terraloma correspond to the contributions made by the Bank on the basis of its equity in such work. During the six-month period ended June 30, 2002, the Bank made contributions for about Bs. 7 million to such work.

On November 30, 2001, Soficrédito Banco de Inversión, C.A. (merged entity) entered into an Act with the SUDEBAN though which it agreed to amortize the financed unrecovered balances of the real estate projects Desarrollos del Sol, C.A. and Asociación Civil Terraloma over thirty-six months from February 2002. Additionally, it agreed not to recognize income from the sale or alienation of such real estate projects until the cancellation of the book balance thereof, by disclosing the assets sold at sale price. During the six-month period ended June 30, 2002, the Bank recorded amortization expenses for these assets for Bs. 911 million.

During the six-month period ended June 30, 2002, the Bank charged off other foreclosed assets for Bs. 365 million corresponding to a total or partial resale agreement of 7 commercial premises in construction as their sale option is due from September 2001. The Bank charged off such asset with charge to the "Provision for other foreclosed assets" item for Bs. 173 million and "Deferred income" item for Bs. 192 million, the balances of which were related to such assets.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 3,672 million and Bs. 1,687 million, respectively.

9. PREMISES AND EQUIPMENT:

Premises and equipment shown in the balance sheets are represented by:

	June 30, 2002	December 31, 2001	Estimated useful life (years)
	(Thousands of bolivars)		
Buildings and facilities (Note 8)	15,986,864	14,506,178	40
Computers	3,051,445	3,015,013	3
Furniture	2,250,395	2,097,775	10
Other equipment	7,543,926	6,363,080	3
	28,832,630	25,982,046	
Accumulated depreciation	(9,861,169)	(8,906,253)	
	18,971,461	17,075,793	
Land (Note 8)	1,084,450	1,084,450	
Other assets	7,723	7,629	
	20,063,634	18,167,872	

The "Buildings and facilities" account includes Bs. 1,515 million for the absorption merger of the Bank with its affiliates.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank recorded expenses for depreciation of premises and equipment for Bs. 892 million and Bs. 954 million, respectively.

10. OTHER ASSETS:

Other assets shown in the balance sheets are represented by:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Deferred expenses (net of accumulated amortization for Bs. 1,223 million and Bs. 1,361 million, respectively)	6,440,314	1,319,603
Prepaid income taxes	2,969,399	15,992
Advances to suppliers	1,463,127	2,329,665
Accounts receivable from derivative transactions (see Note 16)	811,480	-
Transactions of Suiche 7B network cash dispensers	471,641	1,339,571
Assets for lease (net of depreciation for Bs. 381 million)	451,778	-
Recoverable expenditures	412,154	650,576
Other prepaid expenses	311,260	17,825
Stock of stationery and numismatics	211,151	157,904
Items to be applied	205,800	175,077
Debit reconciling items	130,031	-
Insurance indemnity claims	108,812	244,322
Other	296,229	42,605
	14,283,176	6,293,140
Provisions for other assets	(462,917)	(215,200)
	13,820,259	6,077,940

As of June 30, 2002, the "Deferred expenses" account is mainly composed of Bs. 4,475 million, corresponding to the mercantile goodwill that represents the acquisition cost excess on the carrying amount of net assets of the absorbed entities resulting from the absorption merger of Venezolano de Crédito, S.A.C.A. (formerly Banco Venezolano de Crédito, S.A.C.A.) with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero. As provided by the SUDEBAN the goodwill is amortized over less than 20 years.

Prepaid income taxes are mainly composed of the value-added tax (VAT) paid by the Bank on behalf of customers to acquire assets granted under financial lease and the record of the income taxes paid in excess in prior periods of a merged entity, adjusted at the tax unit value. The revaluations made to the income taxes paid in excess were recorded credited to the Provision for income taxes in the "Accruals and other liabilities" caption.

The "Advances to suppliers" account is mainly composed of disbursements made for concept of facilities of the new main office and agencies of the Bank.

During the six-month period ended December 31, 2001, the Bank recorded provisions to cover loss risks on other assets for Bs. 204 million.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank recorded expenses for amortization of deferred expenses for Bs. 577 million and Bs. 409 million, respectively.

11. CUSTOMERS' DEPOSITS:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	June 30, 2002		December 31, 2001	
	Rates denominated in Bs.	Rates denominated in US$	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	21%	0.50% - 0.75%	4% - 12%	0.50% - 0.75%
Other demand obligations	13% - 35%	-	2.5% - 39%	-
Savings deposits	9% - 16%	-	4% - 12%	-
Time deposits	20% - 21.50%	0.75% - 1.34%	7.5% - 13%	0.75% - 3%
Restricted customers' deposits	9% - 16%	0.75% - 3%	2.5% - 4.5%	0.85% - 3%

As of June 30, 2002 and December 31, 2001, "Other demand obligations" are mainly represented by cashier's checks sold and customers' deposits at terms under 30 days in the form of demand registered certificates for approximately Bs. 8,736 million and Bs. 705 million, respectively, for June 30, 2002 (Bs. 12,434 million and Bs. 2,440 million, respectively, for December 31, 2001).

In March 2002, the Bank acquired the total of investments transferred to Participaciones Vencred, S.A. for Bs. 54,129 million, equivalent to the carrying amount held in such subsidiary. Such deposits were transferred under the modality of savings accounts and are included in the balance sheet in the "Customers' deposits" caption in the "Savings deposits" account.

As of June 30, 2002 and December 31, 2001, restricted customers' deposits include Bs. 8,455 million and Bs. 7,306 million, respectively, corresponding to idle savings deposits in local currency. Additionally, as of June 30, 2002 and December 31, 2001, the account includes Bs. 37,363 million and Bs. 22,756 million, respectively, corresponding to the total of restricted customers' deposits in foreign currency that guarantee overdrafts in current accounts.

The maturities of "Customers' deposits" are shown in Note 18.

12. OTHER BORROWINGS:

Other borrowings shown in the balance sheets consist of the following:

	June 30, 2002		December 31, 2001	
	Bs. (Thousands)	Interest rate	Bs. (Thousands)	Interest rate
Obligations with local financial institutions due in one year or less-				
Overdrafts in demand deposits	9,163,399	-	17,779,564	-
Demand deposits	636,145	-	9,083,203	2.5% - 39%
Other	915,141	-	2,246,879	-
	10,714,685		29,109,646	
Obligations with foreign due in one year or less -				
Overdrafts in demand deposits	5,218	-	-	-
Demand deposits	116,729	-	95,663	-
	121,947		95,663	
Obligations for other borrowings due over one year-	112,284	15.03%	-	-
	10,948,916		29,205,309	

Obligations for other borrowings due over one year correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special financing programs for the small and medium industry.

As of June 30, 2002 and December 31, 2001, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings over one year" that are due in 8 years, as shown in Note 18.

13. ACCRUALS AND OTHER LIABILITIES:

Accruals and other liabilities shown in the balance sheets are represented by:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Provisions for contingencies and other	11,284,137	4,561,356
Profit-sharing payable	8,671,180	3,793,691
Provision for income taxes (see Note 19)	8,447,983	2,764,160
Items to be applied	4,398,650	717,203
Statutory profit-sharing	4,273,797	1,817,336
Deferred income	3,755,990	985,275
Accrual for labor indemnities	1,981,329	868,493
Services payable	1,789,967	787,369
Accrual for retirement pension plan (see Note 20)	1,788,177	1,257,839
Checks removed from the system	1,666,121	471,481
Provision for contingent credits (see Note 16)	567,757	466,900
Vacation bonus payable	552,352	450,892
Cashier's check	178,584	285,648
Other	3,081,657	1,006,760
	52,437,681	20,234,403

The employees' profit-sharing and statutory profit-sharing are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of June 30, 2002 and December 31, 2001, deferred income is composed as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Deferred income from sale of assets	1,867,302	137,706
Income from derivative transactions *(forward)*	811,480	139,075
Advanced interest revenues	551,108	223,761
Interests capitalized on restructured loan portfolio	475,587	462,987
Other	50,513	21,746
	3,755,990	985,275

As of June 30, 2002, the "Deferred income from sale of assets" account includes Bs. 1,640 million corresponding to the profit obtained from the installment sale of an asset for Bs. 3,816 million, the financing of which is recorded in the "Loan portfolio" caption.

During the six-month period ended June 30, 2002, the Bank reclassified deferred income for Bs. 1,097 million to the provision for loan losses, which corresponds to interests capitalized on the restructured loan portfolio from Soficrédito Banco de Inversión, C.A. to cover uncollectibility risks related to loans.

14. STOCKHOLDERS' EQUITY:

Paid-in capital

As of June 30, 2002 and December 31, 2001, the Bank's authorized capital stock amounts to Bs. 84,000 million and Bs. 42,120 million, respectively. For the six-month periods then ended the subscribed capital stock amounts to Bs. 42,000 million and Bs. 29,484 million, respectively, composed of 84,000,000 and 58,968,000 fully paid common shares with a nominal value of Bs. 500 each.

As part of the absorption merger on January 24, 2002, the Bank issued 15,566,232 new shares with a nominal value of Bs. 500 each, for a total amount of Bs. 7,783 million to be exchanged for shares of Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero owned by third parties. As a result, the subscribed capital stock of the Bank increased to Bs. 37,267 million composed of 74,534,232 common shares with a nominal value of Bs. 500 each, fully registered and paid. Besides, the excess resulting from the difference between the nominal value of the new shares issued for Bs. 7,783 million and the market value of the net assets acquired from the absorbed entities, equivalent to Bs. 27,240 million, was recorded as a share issue premium in the stockholders' equity accounts.

During a regular Stockholders' meeting held on February 25, 2002, stockholders decided to increase the Bank's capital stock from Bs. 37,267 million to Bs. 42,000 million by declaring a stock dividend of Bs. 4,733 million, equivalent to one share per each 7.86 shares held, effective June 30, 2002.

Capital reserves

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period up to 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. As of June 30, 2002 and December 31, 2001, the Bank transferred Bs. 4,977 million and Bs. 959 million, respectively, to legal reserve.

By the end of January 2002, upon compliance with the legal proceedings corresponding to the registration of the merged entity, the Bank increased its legal reserve by about Bs. 1,923 million to recognize the effects of the adjustments resulting from the merger on the net income of the Bank, mainly due to the recognition of profits of the absorbed entities from the effectiveness of the merger (July 1, 2001) until its approval by the SUDEBAN.

Retained earnings

On December 28, 1999, the SUDEBAN required the reclassification of 50% of the semi-annual income and 50% of the balance in the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999, to the "Restricted undistributed earnings" account. The amounts included in the latter account will not be available to be distributed as cash dividends and will only be used for capital stock increases. For June 30, 2002 and December 31, 2001, the Bank transferred to the "Restricted undistributed earnings" account Bs. 20,120 million and Bs. 8,202 million, respectively, corresponding to the transfer of 50% of the income for the related six-month periods.

During the six-month period ended June 30, 2002, the Bank restricted unrealized gains for Bs. 280 million, corresponding to the equity in subsidiaries and affiliates. Pursuant to current regulations, these amounts shall not be distributed as dividends until subsidiaries and affiliates declare the related dividend.

During the six-month period ended June 30, 2002, the Bank released net unrealized gains for Bs. 4,560 million corresponding to the accumulated equity of prior six-month periods in Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero, which were realized through the absorption merger of the Bank with such affiliated financial institutions.

By the end of January 2002, upon compliance with the legal proceedings corresponding to the registration of the merged entity, the Bank recorded Bs. 4,438 million in the "Available undistributed earnings" account corresponding to operating income from the acquired entities from the effectiveness of the acquisition (July 1, 2001) through December 31, 2001, net of dividends for approximately Bs. 1,059 million, declared in January 2002, by the absorbed entities.

During the six-month period ended June 30, 2002, the Bank restricted approximately Bs. 4,292 million corresponding to 50% of income recorded during the six-month period for the effect of the merger of the absorbed affiliated entities.

During regular Stockholders' meetings held on February 25, 2002 and August 23, 2001, stockholders approved two declarations of cash dividends equivalent to Bs. 10 per share, for approximately Bs. 1,488 million and Bs. 1,179 million, on income generated during the six-month periods ended December 31 and June 30, 2001, respectively. Additionally, during the same meetings, stockholders approved extraordinary declarations of dividends for approximately Bs. 11,161 million, equivalent to Bs. 150 per share and for approximately Bs. 4,128 million, equivalent to Bs. 70 per share, respectively.

During the regular Stockholders' meeting held on February 25, 2002, stockholders approved the declaration of a second extraordinary dividend for approximately Bs. 74 million, equivalent to Bs. 1 per share.

Additionally, during the Regular Stockholders' Meeting held on August 23, 2001, stockholders approved the payment of a second extraordinary dividend authorizing the Executive Committee to determine the amount of the dividend as well as its date of payment. On November 27, 2001, the Executive Committee approved the payment of the extraordinary dividend for approximately Bs. 2,948 million, equivalent to Bs. 50 per share.

The available and restricted undistributed earnings are composed as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Retained earnings – foreign agency	5,542,237	2,753,548
Surplus from release of general provision of investments	208,839	208,839
Accumulated unrealized gain from restatement of gold in coins	349,827	349,827
Accumulated unrealized gain from equity in affiliates	364,441	4,644,525
Restricted undistributed earnings, equivalent to 50% of income for the six-month period	41,738,366	25,317,850
	48,203,710	33,274,589

Treasury stocks

As of June 30, 2002, the treasury stocks are composed of 127,488 shares of Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) with an acquisition cost of Bs. 277 million from the merged entities.

Risk capital indexes

As of June 30, 2002 and December 31, 2001, the indexes maintained, calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	June 30, 2002		December 31, 2001	
	Index maintained	Index required	Index maintained	Index required
Risk capital – Global	33.41%	12%	26.35%	12%
Stockholders' equity / total assets	25.94%	10%	23.41%	10%

15. OTHER OPERATING INCOME:

Other operating income shown in the statements of income is composed as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Income from exchange difference (Note 23)	65,027,281	4,254,435
Commissions for services	7,727,999	7,359,118
Income from sale of securities (Note 4)	6,386,386	1,900,165
Income from sale of foreclosed assets (Note 8)	648,154	104,386
Income from equity in subsidiaries and affiliates (Note 6)	280,209	2,084,543
Other	807,534	305,010
	80,877,563	16,007,657

For the six-month periods ended June 30, 2002 and December 31, 2001, income from purchase and sale of currencies amounts to Bs. 9,569 million and Bs. 1,780 million, respectively, shown in "Income from exchange difference".

16. MEMORANDUM ACCOUNTS:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Contingent debit accounts-		
Guarantees granted	49,504,933	42,144,576
Lines of credit immediately available	32,212,636	34,967,566
Letters of credit issued not traded	3,981,562	1,978,829
Investment securities under repurchase/resale agreements	59,153,200	1,000,000
Derivative transactions--		
Currency forward	97,630,590	54,003,302
	242,482,921	134,094,273
Trust assets	1,838,542,353	1,127,797,592
Commissions and trusts	-	-
Other memorandum debit accounts-		
Custodials received	430,172,304	554,083,492
Guarantees received	430,683,507	206,346,238
Collections	2,494,371	1,926,187
Consignments received	3,512,833	1,618,527
Lines of credit available	2,065,705	-
Other record accounts	147,575,719	50,589,003
	1,016,504,439	814,563,447
	3,097,529,713	2,076,455,312

Contingent debit accounts

a. Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of June 30, 2002 and December 31, 2001, these instruments consist mainly of guarantees, lines of credit and letters of credit for Bs. 85,699 million and Bs. 79,091 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts if the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of June 30, 2002 and December 31, 2001, the provisions for contingent portfolio amount to approximately Bs. 568 million and Bs. 467 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

b. Derivatives

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic nonfinancial companies, domestic and foreign financial institutions and related companies for trading purposes. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount upon termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank are shown as follows

June 30, 2002

Type of transaction	Maturity days at year-end	Original term (days)	Nominal value/ Book value		Fair value	
			(Thousands)			
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	2 - 904	34 – 1,092	10,245	12,018,440	10,245	11,350,953
Sale of dollars	2 - 205	34 - 361	82,800	85,612,150	82,800	75,717,500
			93,045	97,630,590	93,045	87,068,453

December 31, 2001

Type of transaction	Maturity days at year-end	Original term (days)	Nominal value/ Book value		Fair value	
			(Thousands)			
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	78 – 1,085	85 – 1,092	1,792	1,658,195	1,792	1,353,394
Sale of dollars	3 - 345	29 - 344	61,816	52,345,107	61,816	46,904,812
			63,608	54,003,302	63,608	48,258,206

At June 30, 2002, the Bank maintains investments in foreign currency to cover all the exchange risks related to such forward contracts, accordingly, it considers the hedge for the valuation of such risks.

As a result of these transactions, during the six-month periods ended June 30, 2002 and December 31, 2001, the Bank obtained realized gains for approximately Bs. 912 million and Bs. 493 million, respectively, which are included in the "Other operating income" caption, and incurred in realized losses for approximately Bs. 7,369 million and Bs. 362 million, respectively, included in the "Other operating expenses" caption.

For the six-month periods ended June 30, 2002 and December 31, 2001, the unrealized gain resulting from the valuation of forward exchange transactions amounts to Bs. 811 million and Bs. 131 million that are deferred in the "Accruals and other liabilities" caption, while the unrealized loss amounts to Bs. 29,917 million and Bs. 18 million and is recorded in the income for the six-month period in "Other operating expenses".

The Bank controls the price and credit risks of these instruments by establishing specific and general hedges, evaluating the counter-party and establishing supervision and control mechanisms.

c. Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
ASSETS:		
Cash and due from banks	680,278	232,383
Investment securities	178,868,295	157,019,337
Loan portfolio	88,612,675	84,784,270
Interests and commissions receivable	6,330,978	4,096,104
Assets received for administration	133,964,213	75,314,800
Other assets	1,430,085,914	806,350,698
	1,838,542,353	1,127,797,592
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other liabilities	125,238,158	71,658,469
Stockholders' equity	1,713,304,195	1,056,139,123
	1,838,542,353	1,127,797,592

Trusts are classified by purpose and type of contracting entity as follows:

As of June 30, 2002:

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(Thousands of bolivars)		
Investment	4,289,663	-	-	-	4,289,663
Guarantee	1,460,114,427	-	-	-	1,460,114,427
Administration	371,893,205	123,852	129,336	1,991,870	374,138,263
	1,836,297,295	123,852	129,336	1,991,870	1,838,542,353

As of December 31, 2001:

Type of trust	Individuals and legal entities	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(Thousands of bolivars)		
Investment	3,671,114	-	-	-	3,671,114
Guarantee	827,935,635	-	-	-	827,935,635
Administration	291,278,340	112,826	107,844	4,691,833	296,190,843
	1,122,885,089	112,826	107,844	4,691,833	1,127,797,592

As of June 30, 2002 and December 31, 2001, funds granted in trust by private entities represent 99% of the total of funds.

Trust's investment securities

As of June 30, 2002 and December 31, 2001, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Local currency	150,249,088	139,872,550
Foreign currency	28,619,207	17,146,787
	178,868,295	157,019,337

A table showing Trust investments for the periods ended June 30, 2002 and December 31, 2001, is presented as follows:

	June 30, 2002		December 31, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
Securities issued or guaranteed by the Government:				
Treasury bills issued by the BCV with annual yields ranging between 32.95% and 51.49%, with a nominal value of Bs. 5,522 million, due from 91 days to 152 days.	5,292,412	5,294,011[18]	-	-
National Public Debt Bonds, with annual yields ranging between 33.66% and 48.53%, with a nominal value of Bs. 49,640 million, due from 407 days to 3 years for June 2002 (with annual yields ranging between 22.16% and 34.46% with a nominal value of Bs. 59,850 million for December 2001)	49,487,811	51,125,732[18]	59,882,765	64,456,043[18]
	54,780,223	56,419,743	59,882,765	64,456,043
Participation in domestic financial companies:[19]				
Venezolano de Crédito, S.A. Banco Universal with 1,397,883 shares with a nominal value of Bs. 500 each for June 2002 (1,355,145 shares with a nominal value of Bs. 500 each for December 2001)	644,223	2,244,610[20]	701,738	2,473,140[20]
Vencred, S.A. with 5,740,615 shares with a nominal value of Bs. 100 each for June 2002 (4,640,352 shares with a nominal value of Bs. 100 each for December 2001)	574,062	947,201[20]	696,053	696,053[20]
Actiplus Fondo Mutual with 19,569 shares with a nominal value of Bs. 154.51 each for June 2002 (3,248 shares with a unit investment value of Bs. 1,058 each for December 2001)	3,024	3,024[20]	3,718	3,718[20]
La Ceiba Fondo Mutual with 12,747 shares	-	-	30,217	63,608[20]
Other	2,745	5,238[20]	101,643	567,404[20]
	1,224,054	3,200,073	1,533,369	3,803,923
Participation in domestic nonfinancial companies:[19]				
Casa París, S.A. with 1,500,000 shares with a nominal value of Bs. 1,000 each for June 2002 and December 2001	1,500,000	1,500,000[21]	1,500,000	1,500,000[21]
C.A. Tenería 1° de Octubre with 4,174,368 shares with a nominal value of Bs. 1,000 each for June 2002 and December 2001	4,174,368	4,174,368[21]	4,174,368	4,174,368[21]
S.A. REX with 824,093 shares, composed of 556,150 shares with a nominal value of Bs. 9,293 each and 267,943 shares with a nominal value of Bs. 10,000 each for June 2002 and December 2001	7,847,732	7,847,732[21]	7,847,732	7,847,732[21]
VASSA, C.A. with 803,990 shares with a nominal value of Bs. 683.25 each for June 2002 and December 2001	1,005,210	1,005,210[21]	1,005,210	1,005,210[21]
Cemex de Venezuela, S.A.C.A. Type I with 46,805 shares with a nominal value of Bs. 100 each for June 2002 (887,697 shares with a nominal value of Bs. 100 each for December 2001)	4,681	5,383[20]	88,770	124,278[20]
Cemex de Venezuela, S.A.C.A. Type II with 50,948 shares with a nominal value of Bs. 100 each for June 2002 (606,820 shares with a nominal value of Bs. 100 each for December 2001)	5,095	5,604[20]	60,682	89,809[20]
Other	575,786	391,924[21]	571,252	412,462[21]
	15,112,872	14,930,221	15,248,014	15,153,859

[18] The fair value is equivalent to the current value of future cash flows discounted.
[19] It corresponds to managed trusts.
[20] The fair value is equivalent to the market value.
[21] The fair value is equivalent to nominal value.

	June 30, 2002		December 31, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
Participation in foreign financial institutions: [22]				
Banco Caracas Holding, NV with 368,188 shares with a nominal value of US$ 0.1, for June 2002 and December 2001	52,193	52,193[23]	29,235	29,235[23]
Time deposits in foreign financial institutions: [22]				
Barclays Bank, PLC with annual yields of 1.75%, with a nominal value of US$ 3,376,989 and due in 21 days for June 2002 (with annual yields between 1.92% and 2% with a nominal value of US$ 3,720,793 for December 2001)	4,564,001	4,564,001[23]	2,816,641	2,816,641[23]
Bank of America, NT with annual yields of 1.03%, with a nominal value of US$ 1,909,017 and due in 30 days for June 2002 (with annual yields of 0.7% with a nominal value of US$ 2,993,443 for December 2001)	2,580,037	2,580,037[23]	1,662,765	1,662,765[23]
JP Morgan Chase Bank with annual yields of 1.70%, with a nominal value of US$ 11,923,681 and due in 30 days for June 2002 (with annual yields of 1.7% with a nominal value of US$ 11,820,944 for December 2001)	16,114,856	16,114,856[23]	8,948,493	8,948,493[23]
Construction Funding Corporation (CFC) with annual yields of 34.57%, with a nominal value of Bs. 2,738 million and due in 30 days for June 2002 (with annual yields of 31.77 with a nominal value of Bs. 2,993 million for December 2001)	2,738,389	2,738,389[23]	2,266,036	2,266,036[23]
	25,997,283	25,997,283	15,693,935	15,693,935
Obligations issued by foreign private nonfinancial companies: [22]				
Federal NTL with annual yields ranging between 1.55% and 1.70%, with a nominal value of US$ 832,182 and due from 63 days to 86 days for June 2002	1,124,694	1,125,245[24]	-	-
Federal Home Long with annual yields of 1.68% with a nominal value of US$ 597,020 and due in 71 days for June 2002 (with annual yields of 1.6% and nominal value of US$ 591,553 for December 2001)	806,873	808,116[24]	447,806	447,806[24]
Sears Roebuck Accept, with annual yields of 2.50 with a nominal value of US$ 618,194 for December 2001)	-	-	467,973	467,973[24]
General Electric with annual yields ranging between 1.62% and 1.64% with a nominal value of US$ 425,255 for December 2001)	-	-	321,918	321,918[24]
Other	321,314	315,521[24]	153,538	153,538[24]
	2,252,881	2,248,882	1,391,235	1,391,235
Obligations issued by foreign private companies: [22]				
Money Market with annual yields of 1% with a nominal value of US$ 234,444 and due in 30 days for June 2002 (with annual yields of 1% with a nominal value of US$ 42,777 for December 2001)	316,850	316,850[23]	32,382	32,382[23]
Obligations issued by domestic private nonfinancial companies:				
C.A. La Electricidad de Caracas with annual yields ranging between 29.96% and 31.65% with a nominal value of Bs. 2,000 million and due in 2 years for June 2002 (with annual yields ranging between 19.25% and 23% with a nominal value of Bs. 2,000 million for December 2001)	2,000,000	2,000,000[23]	2,000,000	2,000,000[23]

[22] It corresponds to managed trusts.
[23] The fair value is equivalent to nominal value.
[24] The fair value is equivalent to the market value.

	June 30, 2002		December 31, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
Manufacturas de papel (Manpa) with annual yields of 21.86% with a nominal value of Bs. 1,000 million for December 2001	-	-	1,000,000	1,000,000[25]
	2,000,000	2,000,000	3,000,000	3,000,000
<u>Corporate Commercial Papers:</u>				
Procesadora Venezolana de Cereales, S.A. (Provencesa) with annual yields ranging between 30% and 43% with a nominal value of Bs. 2,550 million and due from 77 days to 91 days for June 2002 (with annual yields ranging between 19.25% and 25.50% with a nominal value of Bs. 1,340 million for December 2001)	2,511,870	2,511,870[25]	1,270,151	1,270,151[25]
C.A. La Electricidad de Caracas with annual yields ranging between 19.25% and 23% with a nominal value of Bs. 2,600 million for December 2001)	-	-	2,517,997	2,517,997[25]
	2,511,870	2,511,870	3,788,148	3,788,148
<u>Time deposits in domestic financial institutions:</u>				
Banco Caracas, C.A. with annual yields ranging between 17% and 34% with a nominal value of Bs. 1,908 million for December 2001	-	-	1,908,000	1,908,000[25]
Banco Mercantil, S.A. with annual yields of 19% with a nominal value of Bs. 497 million for December 2001	-	-	497,000	497,000[25]
Standard Chartered Bank with annual yields ranging between 15% and 30% with a nominal value of Bs. 4,352 million and due from 33 days to 92 days for June 2002 (with annual yields ranging between 17.5% and 36% with a nominal value of Bs. 5,100 million for December 2001)	4,351,978	4,351,978[25]	5,100,468	5,100,468[25]
Banco Exterior, S.A. with annual yields ranging between 28% and 34% with a nominal value of Bs. 7,547 million and due from 32 days to 45 days for June 2002 (with annual yields ranging between 21% and 45% with a nominal value of Bs. 2,611 million for December 2001)	7,547,439	7,547,439[25]	2,610,657	2,610,657[25]
Banco del Caribe, C.A. with annual yields ranging between 19.57% and 30% with a nominal value of Bs. 5,338 million and due from 63 days to 90 days for June 2002 (with annual yields ranging between 19% and 35% with a nominal value of Bs. 5,210 million for December 2001)	5,338,040	5,338,040[25]	5,209,806	5,209,806[25]
Banco de Venezuela, S.A. with annual yields ranging between 24% and 30% with a nominal value of Bs. 5,821 million and due from 40 days to 91 days for June 2002 (with annual yields ranging between 17% and 45% with a nominal value of Bs. 9,198 million for December 2001)	5,820,826	5,820,826[25]	9,197,719	9,197,719[25]
Banco Provincial, S.A. with annual yields of 23% with a nominal value of Bs. 6,901 million and due in 31 days for June 2002 (with annual yields ranging between 35% and 37% with a nominal value of Bs. 3,480 million for December 2001)	6,900,529	6,900,529[25]	3,480,000	3,480,000[25]
	29,958,812	29,958,812	28,003,650	28,003,650
<u>Obligations issued by domestic financial institutions:</u>				
Mercantil Servicios Financieros, S.A. with annual yields of 35.95% with a nominal value of Bs. 3,000 million and due in 3 years for June 2002 (with annual yields of 26.63% with a nominal value of Bs. 3,000 million for December 2001)	3,000,000	3,000,000[25]	3,000,000	3,000,000[25]

[25] The fair value is equivalent to nominal value.

	June 30, 2002		December 31, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
Citibank, C.A. with annual yields ranging between 20.84% and 27.5% with a nominal value of Bs. 11,433 million and due from 59 days to 91 days for June 2002 (with annual yields ranging between 18.50 and 35% with a nominal value of Bs. 5,827 million for December 2001)	11,433,136	11,433,136[26]	5,827,205	5,827,205[26]
Banco de Venezuela, S.A. with annual yields ranging between 30% and 36% with a nominal value of Bs. 5,008 million and due from 75 days to 102 days for June 2002	5,008,070	5,008,070[26]	-	-
Banco del Exterior, S.A. with annual yields ranging between 26% and 33% with a nominal value of Bs. 3,427 million and due from 35 days to 46 days for June 2002 (with annual yields ranging between 18% and 45% with a nominal value of Bs. 7,002 million for December 2001)	3,426,504	3,426,504[26]	7,002,317	7,002,317[26]
Banco Mercantil, S.A. with annual yields ranging between 23.5% and 33% with a nominal value of Bs. 11,867 million and due from 31 days to 91 days for June 2002 (with annual yields ranging between 20% and 38% with a nominal value of Bs. 9,210 million for December 2001)	11,867,231	11,867,231[26]	9,210,082	9,210,082[26]
Other	2,504,485	2,504,485[26]	1,627,000	1,627,000[26]
	37,239,426	37,239,426	26,666,604	26,666,604
Savings certificates in domestic financial institutions:				
ABN Amro Bank, NV with annual yields ranging between 21% and 26% with a nominal value of Bs. 5,421 million and due from 33 days to 60 days for June 2002 (with annual yields of 14.5% with a nominal value of Bs. 1,750 million for December 2001)	5,421,111	5,421,111[26]	1,750,000	1,750,000[26]
Citibank, C.A. with annual yields ranging between 20% and 30% with a nominal value of Bs. 1,501 million and due from 45 days to 91 days for June 2002	1,500,920	1,500,920[26]	-	-
JP Morgan Chase Bank with annual yields of 34% with a nominal value of Bs. 500 million and due in 91 days for June 2002	499,800	499,800[26]	-	-
	7,421,831	7,421,831	1,750,000	1,750,000
	178,868,295	182,297,184	157,019,337	163,769,014

The participation in local financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by trustees.

Maturities for investment securities are as follows:

	June 30, 2002		December 31, 2001	
	Acquisition cost	Fair market value	Acquisition cost	Fair market value
	(Thousands of bolivars)			
Due in six months or less	115,475,202	115,447,792	85,517,568	85,521,233
Due from six months to one year	17,791,652	17,895,686	7,779,272	8,013,823
Due from one to five years	29,212,320	30,771,217	46,911,879	51,231,752
Due over five years	16,389,121	18,182,489	16,810,618	19,002,206
	178,868,295	182,297,184	157,019,337	163,769,014

[26] The fair value is equivalent to nominal value.

Trust loan portfolio

The trust loan portfolio is mainly composed of loans granted to beneficiaries and private entities. The trust loan portfolio is classified by economic activity as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Loans receivable-		
Commercial	-	-
Industrial	-	2,000,000
Financial	-	4,000,000
Other	-	208,750
	-	6,208,750
Loans receivable from beneficiaries	88,612,675	78,575,520
	88,612,675	84,784,270

As of December 31, 2001, loans receivable are classified as normal risk loans according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions". Additionally, the loan portfolio includes loans granted with managed trust funds that do not represent risks for the Bank.

The trust loans receivable earn annual yields ranging between 18.75% and 45%, for December 2001 due in one year or less.

Loans receivable included in the trust loan portfolio are as follows:

As of December 31, 2001

	Total	Unsecured	Type of guarantee		
			Mercantile documents	Collateral	Other
	(Thousands of bolivars)				
Current	6,208,750	-	1,000,000	5,000,000	208,750

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Real estate mortgage	17,103,675	15,519,112
Collateral	2,908,064	2,777,000
Guarantees on monies	68,600,936	60,279,408
	88,612,675	78,575,520

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trustees in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, and other, such as school pensions or medical services.

Loans to beneficiaries are classified by maturity as follows:

	Thousands of bolivars
Due over 360 days	20,011,739
Due in various terms	68,600,936
	88,612,675

As of June 30, 2002, the loans to beneficiaries, classified by maturity, as "Due in various terms" correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the trustee.

As of June 30, 2002 and December 31, 2001, the loans to beneficiaries are mainly composed of advances of labor indemnities granted to trustees that maintain trusts in the Bank.

During the six-month period ended June 30, 2002, the Bank Trust Department collected all the "Loans receivable from third parties" to be in compliance with the provisions of Art. No. 53 of the Decree of the General Law of Banks and Other Financial Institutions.

Under Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust entity. As of June 30, 2002, the total of trusted funds exceeds such equity ratio.

On December 14, 2001, the Bank requested to the SUDEBAN the exclusion of the guarantee trust from the calculation basis to determine the number of times that the stockholders' equity exceeds the value of the trusted funds. Such guarantee trust as of June 30, 2002 amounts to Bs. 1,429,566 million and it does not represent a loss risk for the Bank. On December 31, 2001 the SUDEBAN through official document No. SBIF-GI5-10040 denied such request as it is not possible to give up the application of the legal standards.

On March 20, 2002, Venezolano de Crédito, S.A. Banco Universal exerted a contentious administrative appeal to nullify upon request of cautionary measure against official document N° SBIF-GI5-10040 dated December 31, 2001, issued by the SUDEBAN. On May 2, 2002, the First Court in Contentious Administrative Matters granted the cautionary measure requested and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust in the calculation of the ratio of Trusted Funds to stockholders' equity referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification takes place, which to date is pending for sentence by the First Court of Contentious Administrative Matters.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might realize their financial instruments in the market.

As of June 30, 2002 and December 31, 2001, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

   - Securities listed on the Stock Exchange: those securities listed on the exchange at the market price effective at the end of the six-month period is considered as at fair value.

   - For shares in subsidiaries and affiliates, fair value is considered as equity value according to the Company's financial statements.

   - Deposits in banks and other financial institutions: the book par value of these short-term instruments is similar to fair value.

   - For those securities not listed on the stock exchange, the Bank determines the fair value by discounting the future flows of said investments based on a discount rate equivalent to the annual yield percentage used in the negotiation of said investments in the market or the higher current interest rate issued by Banco Central de Venezuela.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at the date of the report, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency are due in less than 5 days, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	June 30, 2002		December 31, 2001	
	Book value	Fair value	Book value	Fair value
	(Thousands of bolivars)			
ASSETS:				
Cash and due from banks	129,042,792	129,042,792	130,939,612	130,939,612
Investment securities	368,288,809	368,288,809	148,835,349	148,835,349
Loan portfolio	277,250,612	282,658,555	197,013,093	200,714,785
Interests and commissions receivable	9,063,456	9,063,456	4,797,692	4,797,692
Investments in subsidiaries, affiliates and branches	4,898,744	4,898,744	7,666,462	7,666,462
	788,544,413	793,952,356	489,252,208	492,953,900
LIABILITIES:				
Customers' deposits	568,033,694	568,033,694	367,202,026	367,202,026
Other borrowings	10,948,916	10,948,916	29,205,309	29,205,309
Other financial intermediation obligations	1,540,459	1,540,459	549,238	549,238
Interests and commissions payable	32,013,558	32,013,558	66,097	66,097
	612,536,627	612,536,627	397,022,670	397,022,670
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	242,482,921	231,920,784	134,094,273	128,349,177
Trust assets	1,838,542,353	1,841,815,360	1,127,797,592	1,134,547,269
Other debit memorandum accounts	1,016,504,439	1,016,504,439	814,563,447	814,563,447
	3,097,529,713	3,090,240,583	2,076,455,312	2,077,459,893

18. MATURITY OF ASSETS AND LIABILITIES:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of June 30, 2002:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(Thousands of bolivars)			
ASSETS:						
Cash and due from banks	129,042,792	-	-	-	-	129,042,792
Investment securities-						
Available-for-sale securities	108,477,721	4,214,171	-	-	1,019,919	113,711,811
Held-to-maturity securities	125,866,951	-	1,415,788	-	2,731,000	130,013,739
Other securities	11,213,710	-	-	-	-	11,213,710
Restricted cash securities	113,349,549	-	-	-	-	113,349,549
Loan portfolio, net	205,032,701	16,373,195	6,147,600	10,264,950	39,432,166	277,250,612
Interests and commissions receivable	9,063,456	-	-	-	-	9,063,456
Investments in subsidiaries and affiliates	-	-	-	-	4,898,744	4,898,744
	702,046,880	20,587,366	7,563,388	10,264,950	48,081,829	788,544,413
LIABILITIES:						
Customers' deposits	568,033,694	-	-	-	-	568,033,694
Other borrowings	10,836,632	-	-	-	112,284	10,948,916
Other financial intermediation obligations	1,540,459	-	-	-	-	1,540,459
Interests and commissions payable	32,013,558	-	-	-	-	32,013,558
	612,424,343	-	-	-	112,284	612,536,627

As of December 31, 2001:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
ASSETS:						
Cash and due from banks	130,939,612	-	-	-	-	130,939,612
Investment securities-						
Available-for-sale securities	50,294,898	768,967	-	953,300	3,477,242	55,494,407
Held-to-maturity securities	57,180,570	-	-	-	2,431,000	59,611,570
Other securities	10,700,000	-	-	-	-	10,700,000
Restricted cash securities	1,000,000	22,029,372	-	-	-	23,029,372
Loan portfolio, net	167,749,442	19,219,435	1,755,116	5,065,632	3,223,468	197,013,093
Interests and commissions receivable	4,797,692	-	-	-	-	4,797,692
Investments in subsidiaries and affiliates	-	-	-	-	7,666,462	7,666,462
	422,662,214	42,017,774	1,755,116	6,018,932	16,798,172	489,252,208
LIABILITIES:						
Customers' deposits	367,202,026	-	-	-	-	367,202,026
Other borrowings	29,205,309	-	-	-	-	29,205,309
Other financial intermediation obligations	549,238	-	-	-	-	549,238
Interests and commissions payable	66,097	-	-	-	-	66,097
	397,022,670	-	-	-	-	397,022,670

19. TAX REGIME:

Book to tax reconciliation

The Bank's fiscal year ends December 31. The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense on tax income, are shown as follows:

	Six-month period ended June 30, 2002	Fiscal year ended December 31, 2001
	(Thousands of bolivars)	
Income tax expense determined on the book income	16,342,956	9,968,461
Differences between book and tax expense, net-		
Tax readjustment for inflation	(6,053,475)	(5,323,684)
Income from public securities	(2,990,906)	(1,010,576)
Equity participation and dividends	(130,270)	(988,228)
Expenses related to exempted income		53,692
Provision for retirements and other	1,456,774	(249,968)
Provision for valuation of assets	251,892	652,185
Other	95,470	15,614
	(7,370,514)	(6,850,965)
Less-		
Tax loss carryforwards and corporate assets tax credits	(3,668,398)	(924,994)
Income tax caused	5,304,044	2,192,502

Tax adjustment for inflation

The regular tax adjustment for inflation represents the higher (or lower) value of the shareholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the General Consumer Price Index (CPI) issued by Banco Central de Venezuela (BCV) on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

Corporate assets tax

The corporate assets tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the corporate assets tax and the income tax for the period. The payment of this supplemental tax

can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes.

20. RETIREMENT PENSION PLAN:

The Bank has a non-contributive pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial studies made on an annual basis. The pension plan administration is the responsibility of the Bank's Management.

As of June 30, 2002 and December 31, 2001, the reconciliation of the financial position of the pension plan is as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Obligation from projected benefits	(4,156,342)	(3,855,707)
Net assets of the Plan	-	-
Net financial position of the plan	(4,156,342)	(3,855,707)
Unrecognized temporary obligation	1,280,218	1,493,588
Unrecognized net loss	1,087,947	1,104,281
Liability for pension plan	(1,788,177)	(1,257,838)

As of June 30, 2002 and December 31, 2001, the accrued liability of the plan, calculated on the basis of the current benefits of employees, amounts to about Bs. 2,153 million and Bs. 2,001 million, respectively.

During the six-month period ended June 30, 2002 and December 31, 2001, the Bank recorded approximately Bs. 565 million and Bs. 425 million, respectively, for accrual for the retirement plan. As of June 30, 2002 and December 31, 2001, the accrual for the retirement plan amounts to approximately Bs. 1,788 million and Bs. 1,258 million, respectively.

The unrecognized actuarial net loss resulting for the six-month periods ended June 30, 2002 and December 31, 2001, corresponds to differences between the actuarial premises applied and the current values, as a result from differences in the salary increases, high or low rotation and mortality occurred and adjustments to actuarial premises, among other. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, according to the actuarial report of December 2001, are as follows:

Discount rate	13%
Salary increase	9%

The periodical cost of the pension plan is composed as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Cost of services at year-end	123,222	109,694
Interest cost	240,993	144,344
Foreseen return on assets	-	-
Amortization-		
Unrecognized net temporary obligation	213,370	213,370
Unrecognized net loss	16,334	9,016
	229,704	222,386
	593,919	476,424

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized net obligation, which will be amortized by the Bank using the straight-line method from July 1, 2000, over a 5 year-period.

For the six-month periods ended June 30, 2002 and December 31, 2001, the payments made for the pension plan were Bs. 64 million and Bs. 51 million, respectively.

21. CONTINGENCIES AND COMMITMENTS:

As of June 30, 2002 and December 31, 2001, the Bank has the following contingencies and claims:

Tax contingency

The Bank has received a tax assessment from Servicio Nacional Integrado de Administración Tributaria (SENIAT) for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

Other

Several claims have been filed against the Bank by certain companies of the fishing industry regarding operations of support to a shipping company, which are totally covered with guarantees established on its behalf by foreign financial institutions with which the shipping company manages its operations. To date, part of these claims have been rejected and the rest are in the final judicial decision stage before the eighth Civil and Mercantile Banking Court of First Instance.

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of June 30, 2002 and December 31, 2001, cover the obligations that might arise as a result of the claims referred to above.

22. BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Venezolano de Crédito, S.A. Banco Universal (formerly Banco Venezolano de Crédito, S.A.C.A.) and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of such transactions might not be similar to those that might result from transactions with unrelated parties.

The most important transactions carried out by the Bank with shareholders and related parties are mainly represented by investments, borrowings and forward currency transactions and the effects of which are presented as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Income from loan portfolio-		
Return on current time loan		
Valores Vencred, S.A. Casa de Bolsa	-	143,902
Income from other accounts receivable-		
Commissions for availability of funds--		
Valores Vencred, S.A.	811	-
Commissions for availability of funds--		
Participaciones Vencred, S.A.	70,680	443,400
	71,491	443,400
Other operating income-		
Commissions from services--		
Soficrédito Banco de Inversión, C.A.	-	399,782
Sogecrédito, C.A. de Arrendamiento Financiero	-	265,907
Participaciones Vencred, S.A.	5,705	75,587
	5,705	741,276
Commissions from services--		
Promociones Vencred, S.A.	51,485	-
	57,190	741,276
Income from derivative transactions--		
Vencred, S.A.	1,764,110	-
Valores Vencred, S.A.	23,300	-
	1,787,410	-
Income from sale of investments, include a minimum participation with third parties-	-	1,655,891
Income from equity participation-		
Soficrédito Banco de Inversión, C.A.	-	1,480,936
Sogecrédito, C.A. de Arrendamiento Financiero	-	543,983
Participaciones Vencred, S.A.	208,209	59,624
	208,209	2,084,543
	2,124,300	5,069,012

Financial expenses-

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
Expenses from deposits in interest-bearing current accounts--		
Valores Vencred, S.A.	1,508	-
Vencred, S.A.	1,633	-
Other	809	-
	3,950	-
Expenses from savings deposits--		
Servicios de Actualización Automática	6,161	-
Valores Vencred, S.A.	3,493	-
Vencred, S.A.	4,249	-
Other	862	-
	14,765	-
Expenses from other borrowings--		
Participaciones Vencred, S.A.	1,717,917	7,035
	1,736,632	7,035
Operating expenses--		
Venezolana de Bienes, S.A.	4,702	4,702
Vencred, S.A.	34,044	34,044
	38,746	38,746
Other operating expenses-		
Expenses from stock exchange services--		
Valores Vencred, S.A.	715	-
Loss from sale of investments	-	378,829
Exchange losses from derivative transactions--		
Vencred, S.A.	8,407,018	-
	8,407,733	378,829
	10,183,111	424,610

On January 31, 2001, the Bank entered into a service contract with its affiliates Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero (merged bank), through which the Bank provides with financial advisory, technological and physical infrastructure, branches and agencies as well as personnel from the Bank, among other services, in exchange for a consideration to be determined by joint agreement and on a monthly basis considering the gathering of deposits from resources used, and expenses incurred. Income from commissions is shown in "Other operating income".

As of June 30, 2002, the Bank sold available-for-sale securities to related companies, at their book value; therefore, no gain or loss resulted from such sale. For the six-month period ended December 31, 2001, the Bank sold available-for-sale securities to related companies, generating an income from sale of available-for-sale securities for Bs. 1,656 million and losses for Bs. 379 million. Such amounts are recorded in the "Other operating income" and "Other operating expenses" captions, respectively.

During the six-month period June 30, 2002, Participaciones Vencred, S.A. made investments in registered demand certificates in the Bank, which generated interest expense for approximately Bs. 1,717,917.

As a result of these transactions and other less important transactions, the balances included in various captions of the balance sheets are as follows:

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
ASSETS:		
Other commissions receivable-		
Soficrédito Banco de Inversión, C.A.	-	70,356
Sogecrédito, C.A. de Arrendamiento Financiero	-	60,111
Participaciones Vencred, S.A.	-	-
	-	130,467
Investments in subsidiaries and affiliates-		
Soficrédito Banco de Inversión, C.A.	-	5,299,197
Sogecrédito, C.A. de Arrendamiento Financiero	-	1,443,148
Participaciones Vencred, S.A.	4,927,045	952,418
	4,927,045	7,694,763
Foreclosed assets-		
Desarrollos del Sol, C.A.	7,192,409	3,396,201
	12,119,454	11,221,431
LIABILITIES:		
Customers' deposits-		
Non-interest bearing current accounts--		
Valores Vencred, S.A.	21,980	15,475
Participaciones Vencred, S.A.	4,896	-
Vencred, S.A.	1,334	18,930
Other	200	46,920
	28,410	81,325
Interest-bearing current accounts--		
Valores Vencred, S.A.	199,011	-
Vencred, S.A.	64,528	-
Other	22,459	-
	285,998	-
Savings deposits--		
Valores Vencred, S.A.	512,119	-
Servicios de Actualización Automática	141,460	-
Other	8,309	-
	661,888	-
	976,296	81,325
Other borrowings--		
Participaciones Vencred, S.A.	3,167	817,448
Soficrédito Banco de Inversión, C.A.	-	282,854
Sogecrédito, C.A. de Arrendamiento Financiero	-	70,118
	3,167	1,170,420
Interests and commissions payable--		
Vencred, S.A.	8,407,018	-
	9,386,481	1,251,745

	June 30, 2002	December 31, 2001
	(Thousands of bolivars)	
MEMORANDUM ACCOUNTS:		
Guarantees granted-		
Valores Vencred, S.A.	740,000	660,000
Sale of forward currencies (Note 16)-		
Vencred, S.A. (US$ 31,000,000)	35,295,850	-
	36,035,850	660,000

During the six-month period ended June 30, 2002, the Bank expensed Bs. 1,891 million for the subscription of 18,912,000 shares of Bs. 100 each for the capital increase of Participaciones Vencred, S.A.

In March 2002, the Bank acquired all the investments granted to Participaciones Vencred, S.A. for Bs. 54,129 million, equivalent to the book value of such investments in the subsidiary. Such investments were transferred as savings accounts and included in the balance sheet in the "Customers' deposits" caption, in the "Savings deposits" account.

23. FOREIGN CURRENCY POSITION:

The balances in foreign currency included in the balance sheets, are detailed as follows:

	June 30, 2002		December 31, 2001	
	US$	Bs.	US$	Bs.
	(Thousands)			
ASSETS:				
Cash and due from banks	21,998	29,729,640	24,392	18,465,122
Investment securities	186,501	252,055,516	147,505	111,660,967
Loan portfolio	2,657	3,590,644	2,287	1,731,440
Interests and commissions receivable	319	431,390	302	228,756
Other assets	213	287,644	453	342,870
	211,688	286,094,834	174,939	132,429,155
LIABILITIES:				
Customers' deposits	(124,629)	(168,435,694)	(110,654)	(83,765,436)
Other financial intermediation obligations	(1,014)	(1,371,048)	(712)	(538,801)
Interests and commissions payable	(1,353)	(1,829,075)	(16)	(11,845)
Other liabilities	(569)	(768,437)	(160)	(121,378)
	(127,565)	(172,404,254)	(111,542)	(84,437,460)
MEMORANDUM ACCOUNTS:				
Debit contingent accounts, net	(72,555)	(98,058,319)	(60,024)	(50,686,912)
Other debit memorandum accounts, net	(1,111)	(1,501,638)	1,556	1,200,290
	(73,666)	(99,559,957)	(58,468)	(49,486,622)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, German marcs, Canadian dollars, Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended June 30, 2002 and December 31, 2001, the Bank obtained income corresponding to exchange fluctuations, including income from foreign currency forward exchange transactions, of approximately Bs. 65,027 million and Bs. 4,254 million, and losses for approximately Bs. 39,838 million and Bs. 379 million, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, commercial banks should maintain their net position in foreign currency within limits provided by Banco Central de Venezuela (BCV) through special resolutions. As of June 30, 2002 and December 31, 2001, the net position in foreign currency allowed by BCV was approximately US$ 15 million (Bs. 19,809 million) and US$ 16 million (Bs. 12,489 million), respectively, equivalent to 12% of net stockholders' equity. The net position in foreign currency maintained for those dates, calculated on the basis of the Bank's individual financial statements under parameters provided by said institution, amounts to approximately Bs. 14,131 million (US$ 10 million) and Bs. 1,495 million (US$ 2 million).

24. AMENDMENT TO THE INCOME TAX LAW:

On December 28, 2001, the Law N° 71 including the Amendment to the Income Tax Law was published in Extraordinary Official Gazette N° 5566. The most significant changes effective from periods beginning after the publication of the Law are the foreign source income, transfer regime and other rules related to dividends and the inflation adjustment regime.

25. AMENDMENT TO THE GENERAL LAW OF BANKS AND OTHER FINANCIAL INSTITUTIONS:

On November 13, 2001, Decree N° 1526, including the Amendment to the General Law of Banks and Other Financial Institutions, was published in Extraordinary Official Gazette N° 5555. Financial institutions ruled by this Law must present before the SUDEBAN an adjustment plan to get in line with the provisions of this Law, with a maximum term of 12 months for its execution, effective all from the effective date of said law.

On March 27, 2002, Venezolano de Crédito, S.A. consigned before the SUDEBAN the "Plan of Adjustment to the Decree of Amendment to the General Law of Banks and Other Financial Institutions". The most significant issues related to such plan refer to the plans for the granting of credits to the micro industrial sector for a minimum percentage of the loan portfolio, compliance of new limitations referred to credits to people linked with the institution and subjects related to the Bank's trust, mainly, those referred to the limit of trusted funds up to 5 times the bank's stockholders' equity, the prohibition of investing in securities issued by the institution and related companies with the trust funds and maintain trusts as trustor the trustees of which are people linked or related with the financial institution, among others (see Note 16).

In order to be in compliance with the new Law of Banks and Other Financial Institutions, the Bank requested the maximum term allowed by the Law Decree, which is due on December 31, 2002.

26. ABSORPTION MERGER:

As explained in Note 1, on December 26, 2001, the Superintendence of Banks and Other Financial Institutions approved the merger of the Bank with its affiliates Soficrédito, Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero.

On the Extraordinary Stockholders' Meeting dated July 26, 2001, it was approved that the merger should include a "Share Distribution Plan" through which Banco Venezolano de Crédito, S.A.C.A. would issue a new amount of shares on behalf of the stockholders of the absorbed entities in exchange for equivalent shares of those entities. Issued shares were calculated on the basis of the market-book ratio for merged entities, taking as a basis the estimated market values of entities involved for the last 90 days prior to July 23, 2001, less treasury shares and dividends that would be declared by the entities in August 2001 on retained earnings as of June 30, 2001.

As a result of the aforementioned plan, a share of the Bank corresponds to 6.5808071 shares of Soficrédito, Banco de Inversión, C.A. and to 5.2685368 shares of Sogecrédito, C.A. de Arrendamiento Financiero. Such equivalence was applied to acquire the shares of the aforementioned companies owned by third parties with a participation of 85% and 60%, respectively. The acquisition cost, equivalent to market value, was approximately Bs. 34,936 million.

The Bank has determined that the effective acquisition date for the purpose of the merger is July 26, 2001; date on which the merger was approved during a Stockholders' Meeting and the Bank took control of net assets and operations of absorbed entities. Consequently, the results of operations of the entities merged from the effective acquisition date were included in the Bank's financial statements upon compliance with legal requirements corresponding to the registration of the merged entity.

On January 24, 2002, the Bank registered the new entity resulting from the absorption merger of Soficrédito Banco de Inversión, C.A. and Sogecrédito C.A. de Arrendamiento Financiero and the change of Banco Venezolano de Crédito, S.A.C.A. into a Universal Bank and the change of trade name to "Venezolano de Crédito, S.A., Banco Universal".

As a result of the merger, the capital stock increased to Bs. 37,267 million originating a share issue premium for Bs. 27,386 million and a goodwill, net of amortization for Bs. 4,363 million. The net stockholders' equity at the beginning of operations of the merged entity was Bs. 141,337 million.

27. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

Supplemental Financial Statements
As of June 30, 2002 and December 31, 2001

EXHIBIT I

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A)

SUPPLEMENTAL BALANCE SHEETS – JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of constant bolivars)

ASSETS	June 30, 2002	December 31, 2001
CASH AND DUE FROM BANKS:		
Cash	15,063,884	19,117,354
Banco Central de Venezuela	61,799,575	68,622,824
Due from domestic banks and other financial institutions	1,308,141	6,002,932
Due from foreign banks and correspondents	22,220,537	18,073,738
Due from main office and branches	-	-
Clearing house funds	28,650,655	35,952,762
(Allowance for cash and due from banks)	-	(73,504)
	129,042,792	147,696,106
INVESTMENT SECURITIES:		
Trading securities	-	-
Available-for-sale securities	113,711,811	62,596,090
Held-to-maturity securities	130,013,739	67,240,131
Other securities	11,213,710	12,069,291
Restricted cash investments	113,349,549	25,976,467
(Allowance for investment securities)	-	-
	368,288,809	167,881,979
LOAN PORTFOLIO:		
Current loans	273,019,349	225,155,517
Restructured loans	4,471,959	1,633,937
Past-due loans	11,627,548	1,678,048
Loans in litigation	4,337,472	2,453,986
(Allowance for loan portfolio)	(16,205,716)	(8,696,403)
	277,250,612	222,225,085
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	82,097	29,304
Accrued interest receivable from investment securities	984,371	715,369
Accrued interest receivable from loan portfolio	11,567,160	4,226,633
Commissions receivable	883,578	311,848
Accrued interest receivable from other accounts receivable	-	156,873
(Allowance for accrued interest receivable from loan portfolio and other)	(4,453,750)	(28,368)
	9,063,456	5,411,659
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	4,930,698	9,440,997
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, agencies and branches)	(167,054)	(167,886)
	4,763,644	9,273,111
FORECLOSED ASSETS	25,121,073	10,977,651
PREMISES AND EQUIPMENT	46,350,656	44,959,736
OTHER ASSETS	12,739,549	7,505,503
	872,620,591	615,930,830
MEMORANDUM ACCOUNTS:		
Debit contingent accounts	242,482,921	151,254,472
Trust assets	1,838,542,353	1,272,123,149
Trusts	-	-
Other debit memorandum accounts	1,016,504,439	918,804,069
	3,097,529,713	2,342,181,690

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	December 31, 2001
CUSTOMERS' DEPOSITS:		
Deposits in current accounts	307,852,838	232,650,036
Other demand obligations	11,274,755	18,818,504
Money transaction table obligations	-	-
Savings deposits	129,053,128	120,219,667
Time deposits	68,323,490	6,325,332
Securities issued by the Bank	-	-
Restricted customers' deposits	51,529,483	36,179,753
	568,033,694	414,193,292
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions up to one year	10,714,685	32,834,841
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	121,947	107,905
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	112,284	-
	10,948,916	32,942,746
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	1,540,459	619,525
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1,303,431	27,610
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	65,398	26,717
Accrued expenses for other financial intermediation obligations	30,644,729	20,228
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	32,013,558	74,555
ACCRUALS AND OTHER LIABILITIES	52,437,681	22,823,823
Total liabilities	664,974,308	470,653,941
STOCKHOLDERS' EQUITY:		
Paid-in capital	42,000,000	29,484,000
Paid-in capital restatement	180,875,272	179,352,187
Uncapitalized equity contributions	50,213,296	17,642,342
Capital reserves	168,579,974	162,191,978
Retained earnings	(233,530,417)	(243,236,133)
Unrealized loss on available-for-sale securities	(161,058)	(157,485)
Treasury stock	(330,784)	-
Total stockholders' equity	207,646,283	145,276,889
	872,620,591	615,930,830
CONTRA MEMORANDUM ACCOUNTS	3,097,529,713	2,342,181,690

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of constant bolivars, except for amounts per share)

	June 30, 2002	December 31, 2001
FINANCIAL INCOME:		
Cash and due from banks	3,247,535	1,823,378
Investment securities	10,497,689	7,127,356
Loan portfolio	63,284,367	29,330,369
Other accounts receivable	749,874	914,287
Investments in subsidiaries and affiliates	-	-
Main office, branches and agencies	-	-
Other	336,613	155,829
	78,116,078	39,351,219
FINANCIAL EXPENSES:		
Customers' deposits	15,532,841	4,931,669
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	3,616,735	994,380
Other financial intermediation obligations	487,053	13,926
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	21,172	8,374
Monetary loss	12,285,118	4,196,961
	31,942,919	10,145,310
Gross financial margin	46,173,159	29,205,909
RECOVERY OF FINANCIAL ASSETS	411,261	622,205
ALLOWANCE FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	2,910,476	-
Allowance for devaluation of financial investments	-	-
Allowance for reconciling items	-	59,670
	2,910,476	59,670
Net financial margin	43,673,944	29,768,444
LESS- OPERATING EXPENSES:		
Personnel	20,164,885	13,591,187
Operating	12,749,051	10,881,020
Contributions to FOGADE	683,554	662,682
Contributions to SUDEBAN	215,005	60,900
	33,812,495	25,195,789
Financial intermediation margin	9,861,450	4,572,655
OTHER OPERATING INCOME	84,230,916	17,653,593
OTHER OPERATING EXPENSES	55,990,081	9,716,702
Gross margin	38,102,285	12,509,546
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	44,185	26,845
Gross income before income taxes	38,058,100	12,482,701
INCOME TAXES	2,703,646	294,327
Net income	35,354,455	12,188,374
ALLOCATION OF INCOME, net:		
Legal reserve	5,236,033	1,104,962
Statutory earnings-		
Board of Directors	4,496,109	2,093,819
	4,496,109	2,093,819
Retained earnings-		
Restricted undistributed earnings	12,811,157	4,494,797
Available undistributed earnings	12,811,156	4,494,796
	25,622,313	8,989,593
	35,354,455	12,188,374
NET EARNINGS PER SHARE (in bolivars)	487	207
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	72,540	58,968

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

SUPPLEMENTAL STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of constant bolivars)

					Retained earnings						
	Paid-in capital	Paid-in capital restatement	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Result from exposure to inflation	Total	Unrealized loss on available-for-sale securities	Treasury stock	Total stockholders' equity
BALANCES, as of June 30, 2001	29,484,000	179,352,187	17,642,342	161,087,074	17,508,367	8,947,924	(269,115,568)	(242,659,277)	(55,293)	-	144,851,033
Net income for the six-month period	-	-	-	-	-	12,188,374	-	12,188,374	-	-	12,188,374
Transfer to legal reserve	-	-	-	1,104,904	-	(1,104,904)	-	(1,104,904)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(2,093,818)	-	(2,093,818)	-	-	(2,093,818)
Dividends declared- Cash	-	-	-	-	-	(9,504,303)	-	(9,504,303)	-	-	(9,504,303)
Unrealized gain on equity in earnings	-	-	-	-	(62,205)	-	-	(62,205)	-	-	(62,205)
Net unrealized loss on available-for-sale securities	-	-	-	-	-	-	-	-	(102,192)	-	(102,192)
Transfer of 50% of the income for the six-month period to the restricted undistributed earnings	-	-	-	-	4,494,797	(4,494,797)	-	-	-	-	-
BALANCES, as of December 31, 2001	29,484,000	179,352,187	17,642,342	162,191,978	21,940,959	3,938,476	(269,115,568)	(243,236,133)	(157,485)	-	145,276,889
Net income for the six-month period	-	-	-	-	-	35,354,455	-	35,354,455	-	-	35,354,455
Transfer to legal reserve	-	-	-	5,236,033	-	(5,236,033)	-	(5,236,033)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(4,496,109)	-	(4,496,109)	-	-	(4,496,109)
Capital stock increase	7,783,116	1,523,085	-	-	-	-	-	-	-	-	9,306,201
Share issue premium	-	-	32,570,954	-	-	-	-	-	-	-	32,570,954
Dividends declared- Cash	-	-	-	-	-	(13,363,049)	-	(13,363,049)	-	-	(13,363,049)
Stocks	4,732,884	-	-	-	(4,732,884)	-	-	(4,732,884)	-	-	-
Reclassification of shares of Venezolano de Crédito, S.A. Banco Universal owned by merged subsidiaries to treasury stock	-	-	-	-	-	-	-	-	13,968	(330,784)	(316,816)
Adjustment to legal reserve with respect to income from merged entities during the second six-month period of 2001	-	-	-	1,151,963	-	(1,151,963)	-	(1,151,963)	-	-	-
Integration of income from the merged subsidiaries during the second six-month period of 2001, net of dividends declared by such subsidiaries	-	-	-	-	-	3,331,299	-	3,331,299	-	-	3,331,299
Transfer of 50% of equity in earnings and income of merged subsidiaries for the six-month period of 2001	-	-	-	-	1,072,731	(1,072,731)	-	-	-	-	-
Net unrealized loss on available-for-sale securities	-	-	-	-	-	-	-	-	(17,541)	-	(17,541)
Transfer of 50% of the income for the six-month period to the restricted undistributed earnings	-	-	-	-	12,811,157	(12,811,157)	-	-	-	-	-
BALANCES, as of June 30, 2002	42,000,000	180,875,272	50,213,296	168,579,974	31,091,963	4,493,188	(269,115,568)	(233,530,417)	(161,058)	(330,784)	207,646,283

EXHIBIT IV

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND DECEMBER 31, 2001
(Stated in thousands of constant bolivars)

	June 30, 2002	December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	35,354,455	12,188,374
Adjustments to reconcile net income to cash from operating activities-		
Allowance for uncollectible and impaired financial assets	2,910,476	59,669
Depreciation and amortization	9,252,726	8,421,853
Equity in earnings for the six-month period	164,451	(1,623,736)
Loss on sale of shares in subsidiaries	-	(5,150)
Net change in other assets	(5,853,445)	(2,995,675)
Net change in interest and commissions receivable	(3,651,797)	(1,079,766)
Net change in accruals and other liabilities	29,613,857	1,274,534
Net change in interest and commissions payable	31,939,003	(2,873)
Statutory earnings	(4,496,109)	(2,093,818)
Income for the six-month period corresponding the merged subsidiaries	3,331,299	-
Net cash from operating activities	98,564,916	14,143,412
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	153,840,402	15,057,598
Net change in other borrowings	(21,993,830)	1,616,551
Net change in other financial intermediation obligations	920,934	(1,897,016)
Cash dividends paid	(13,363,049)	(9,504,303)
Net cash from financing activities	119,404,457	5,272,830
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	450,500,234	(540,826,337)
Loans collected for the period	(508,436,236)	549,292,388
Net change in available-for-sale securities	(51,119,294)	(60,534,484)
Net change in held-to-maturity securities	(62,773,608)	29,415,525
Net change in other investment securities	855,581	15,431,703
Net change in restricted cash investments	(87,373,082)	(11,794,040)
Dividends received from subsidiaries	-	588,082
Capital contributions in subsidiaries	(1,891,200)	(676,783)
Disposal of subsidiaries for merger	6,236,215	-
Sale of shares in subsidiaries	-	18,067
Capital increase for merger	9,306,202	-
Premium in share issuance	32,570,954	-
Acquisition of treasury stock	(330,784)	-
Additions to premises and equipment and foreclosed assets, net	(24,167,669)	1,085,773
Net cash used in investing activities	(236,622,687)	(18,000,106)
Net decrease (increase) in cash and due from banks	(18,653,314)	1,416,136
CASH AND DUE FROM BANKS, at the beginning of the six-month period	147,696,106	146,279,970
CASH AND DUE FROM BANKS, at the end of the six-month period	129,042,792	147,696,106

EXHIBIT V

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH
(formerly Banco Venezolano de Crédito, S.A.C.A.)

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS
JUNE 30, 2002 AND DECEMBER 31, 2001

1. SUPPLEMENTAL INFORMATION:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

2. BASIS OF PRESENTATION:

The financial statements adjusted for inflation effects have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars as of June 30, 2002, based upon the general price-level method, in order to reflect the purchasing power of the currency at year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (December 2001) have been restated in currency of the last year-end and these amounts differ from the amounts presented originally in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, published monthly by Banco Central de Venezuela, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	June 30, 2002	December 31, 2001
Year-end	260.87	231.30
Average index	245.59	226.42

The accumulated inflation rates for the six-month periods ended June 30, 2002 and December 31, 2001 were 12.8% and 6.02%, respectively.

A summary of the procedures applied to restate the financial statements for inflation effects, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the general average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption of the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.130,814,263

Unofficial Convenience Translation

Balance at July, 2002 (in thousands of Bolivars)

Assets	Month Ended 7/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	113,874,818	114,657,696
Cash	15,899,690	15,899,690
Central Bank of Venezuela	63,642,253	63,642,253
Banks and other National Financial Institutions	426,507	426,507
Banks and Foreign Branches	16,328,012	16,713,450
Main Office and Branches	0	0
Short Term Negotiable Instruments	17,578,356	17,975,796
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	172,258,341	346,755,561
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	1,832,528	78,420,003
Investments in Financial Instruments to be Collected at Maturity	57,199,235	152,885,860
Investments in Other Financial Instruments	7,449,774	9,672,894
Restricted Liquidity Investments	105,776,804	105,776,804
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	335,996,574	336,666,470
Current Loans	334,534,031	335,231,520
Restructured Loans	2,059,410	2,059,410
Overdue Loans	11,422,172	11,422,172
Credits in Litigation	4,249,622	4,249,622
(Allowance for Loan Portfolio Losses)	(16,268,661)	(16,296,254)
Interest and Commissions Receivable	9,243,914	9,429,810
Revenues Receivable for Current Assets	18,850	18,850
Revenues Receivable for Investments in Financial Instruments	1,236,207	1,384,158
Revenues Receivable for Loan Portfolio	12,055,617	12,093,562
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(4,066,760)	(4,066,760)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	11,214,692	4,898,745
Holdings in Other Institutions	4,927,046	4,927,046
Investments in Foreign Branches and Offices	6,315,947	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	18,200,777	18,200,777
Durable Goods	19,989,389	19,989,389
Other Assets	21,435,244	21,488,768
Total Assets	**702,213,749**	**872,087,216**

Liabilities	Month Ended 7/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	409,785,334	578,306,845
Checking Account Deposits	195,896,552	299,722,115
Non-Interest Bearing Checking Accounts	112,367,677	112,367,677
Interest Bearing Checking Accounts	83,528,875	187,354,438
Other At-Sight Obligations	11,669,000	11,901,419
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	127,764,485	127,764,485
Time Deposits	64,965,019	78,181,595
Securities Issued by the Institution	0	0
Restricted Deposits	9,490,278	60,737,231
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	29,718,771	29,755,353
Obligations with National Financial Institutions for up to one year	29,508,296	29,508,296
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	98,191	134,773
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	112,284	112,284
Other Obligations due to Intermediation	1,628,306	1,628,306
Interest and Commissions Payable	27,279,155	27,303,254
Expenses Payable for Deposits from the Public	1,022,880	1,046,979
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	68,589	68,589
Expenses Payable for Other Obligations due to Intermediation	26,187,686	26,187,686
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	53,703,434	54,994,709
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**522,115,000**	**691,988,467**
Operations	7,284,486	7,284,486

Stockholder's Equity	Month Ended 7/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	31,790,761	31,790,761
Adjustments to Stockholder's Equity	0	0
Retained Earnings	72,313,969	72,313,969
Unrealized Gain or Loss	(622,428)	(622,428)
Treasury Shares	(53,935)	(53,935)
Total Net Worth	**172,814,263**	**172,814,263**
Total Liabilities and Stockholder's Equity	**702,213,749**	**872,087,216**
Contingent Debtor Accounts	238,814,441	238,814,441
Trust Assets	1,832,249,103	1,832,249,103
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,155,317,854	1,155,317,854
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	17,591,315	17,591,315
Deposits of Official Entities	12,220,912	12,220,912

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,324,369	2,927,713	0	0	0	4,252,082
Guaranty	0	1,586,320,508	0	0	0	1,586,320,508
Administration	6,592,144	232,918,629	127,273	132,364	1,906,103	241,676,513
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,916,513**	**1,822,166,850**	**127,273**	**132,364**	**1,906,103**	**1,832,249,103**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2002 – July 31, 2002 (in thousands of Bolivars)

Unofficial Translation

	1 Month Ended 7/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	11,326,157	11,596,886
Current Assets Income	288,052	299,208
Investments in Financial Instrument Income	1,746,950	2,003,242
Loan Portfolio Income	9,138,186	9,141,010
Other Accounts Receivable Income	57,715	58,172
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	95,254	95,254
Financial Expenses	2,900,918	3,019,356
Deposit Expense	2,864,254	2,974,921
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	36,664	36,664
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	7,771
Gross Financial Margin	8,425,239	8,577,530
Recovery of Financial Assets Income	109,014	109,014
Non-Collectibility and Devaluation of Financial Assets Expenses	90,661	90,661
Non-Collectibility of Debts and other Accounts Receivable Expenses	90,661	90,661
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	8,443,592	8,595,883
Transformation Express	5,359,213	5,414,433
Personnel Expenses	2,989,673	2,993,710
Operating Expenses	2,183,341	2,234,524
FOGADE Contributions	152,137	152,137
Superintendence of Banks Contributions	34,062	34,062
Intermediation Margin	3,084,379	3,181,450
Other Operating Income	5,534,955	5,479,684
Other Operating Expenses	1,333,848	1,375,648
Business Margin	7,285,486	7,285,486
Extraordinary Income	0	0
Extraordinary Expenses	1,000	1,000
Income Before Taxes	7,284,486	7,284,486
Income Tax	0	0
Net Income	**7,284,486**	**7,284,486**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 21.99 Total Assets	4.1	Net Income x 100 = 6.59 Average Asset
1.2	Non-Yielding Assets x 100 = 140.76 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 30.34 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 5.16 Gross Loan Portfolio	5.1	Current Assets x 100 = 33.81 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 3.43 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 79.31 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 10.05 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 44.39 Financial Income		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.111,094,714

Unofficial Convenience Translation

Balance at August, 2002 (in thousands of Bolivars)

Assets	Month Ended 8/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	124,556,910	126,444,667
Cash	12,659,425	12,659,425
Central Bank of Venezuela	66,419,633	66,419,633
Banks and other National Financial Institutions	354,988	354,988
Banks and Foreign Branches	15,033,023	16,358,907
Main Office and Branches	0	0
Short Term Negotiable Instruments	30,089,841	30,651,714
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	168,070,862	394,185,270
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	1,941,828	66,104,591
Investments in Financial Instruments to be Collected at Maturity	54,494,581	207,780,384
Investments in Other Financial Instruments	0	8,665,842
Restricted Liquidity Investments	111,634,453	111,634,453
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	347,328,043	348,037,384
Current Loans	347,936,640	348,674,938
Restructured Loans	1,938,304	1,938,304
Overdue Loans	10,288,678	10,288,678
Credits in Litigation	3,182,574	3,182,574
(Allowance for Loan Portfolio Losses)	(16,018,153)	(16,047,110)
Interest and Commissions Receivable	12,033,028	12,221,936
Revenues Receivable for Current Assets	12,236	12,236
Revenues Receivable for Investments in Financial Instruments	1,679,205	1,825,329
Revenues Receivable for Loan Portfolio	13,909,151	13,951,935
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(3,567,564)	(3,567,564)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	11,694,882	4,929,029
Holdings in Other Institutions	4,957,330	4,957,330
Investments in Foreign Branches and Offices	6,765,853	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	19,491,806	19,491,806
Durable Goods	19,984,451	19,984,451
Other Assets	14,437,374	14,499,523
Total Assets	**717,597,356**	**939,794,066**

Liabilities	Month Ended 8/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	429,782,919	651,045,179
Checking Account Deposits	214,040,169	354,743,062
Non-Interest Bearing Checking Accounts	116,875,479	116,875,479
Interest Bearing Checking Accounts	97,164,690	237,867,583
Other At-Sight Obligations	10,420,253	10,560,329
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	133,997,663	133,997,663
Time Deposits	61,666,833	83,018,964
Securities Issued by the Institution	0	0
Restricted Deposits	9,658,001	68,725,161
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	38,242,360	38,242,360
Obligations with National Financial Institutions for up to one year	37,723,064	37,723,064
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	407,012	407,012
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	112,284	112,284
Other Obligations due to Intermediation	1,637,624	1,637,624
Interest and Commissions Payable	29,613,628	29,646,109
Expenses Payable for Deposits from the Public	940,214	972,695
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	91,938	91,938
Expenses Payable for Other Obligations due to Intermediation	28,581,476	28,581,476
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	51,667,548	52,569,517
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**550,944,079**	**773,140,789**
Operations	13,558,563	13,558,563

Stockholder's Equity	Month Ended 8/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	31,790,761	31,790,761
Adjustments to Stockholder's Equity	0	0
Retained Earnings	52,405,969	52,405,969
Unrealized Gain or Loss	(487,912)	(487,912)
Treasury Shares	0	0
Total Net Worth	**153,094,714**	**153,094,714**
Total Liabilities and Stockholder's Equity	**717,597,356**	**939,794,066**
Contingent Debtor Accounts	242,414,268	242,414,268
Trust Assets	1,915,738,430	1,915,738,430
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,353,511,533	1,353,521,219
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	19,695,298	19,695,298
Deposits of Official Entities	8,476,527	8,476,527

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,352,290	2,938,948	0	0	0	4,291,238
Guaranty	0	1,663,873,964	0	0	0	1,663,873,964
Administration	6,504,060	238,742,624	129,751	235,636	1,961,157	247,573,228
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,856,350**	**1,905,555,536**	**129,751**	**235,636**	**1,961,157**	**1,915,738,430**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2002 – August 31, 2002 (in thousands of Bolivars)

Unofficial Translation

	2 Months Ended 8/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	23,126,676	23,677,019
Current Assets Income	537,848	563,843
Investments in Financial Instrument Income	3,751,220	4,269,140
Loan Portfolio Income	18,435,681	18,441,608
Other Accounts Receivable Income	268,294	268,795
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	133,633	133,633
Financial Expenses	6,114,332	6,357,192
Deposit Expense	5,825,965	6,059,507
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	273,664	273,664
Obligations due to Intermediation Expense	14,015	14,015
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	688	10,006
Gross Financial Margin	17,012,344	17,319,827
Recovery of Financial Assets Income	178,619	178,619
Non-Collectibility and Devaluation of Financial Assets Expenses	181,321	181,321
Non-Collectibility of Debts and other Accounts Receivable Expenses	181,321	181,321
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	17,009,642	17,317,125
Transformation Express	11,417,053	11,522,892
Personnel Expenses	6,050,448	6,058,920
Operating Expenses	4,982,589	5,079,956
FOGADE Contributions	304,294	304,294
Superintendence of Banks Contributions	79,722	79,722
Intermediation Margin	5,592,589	5,794,233
Other Operating Income	13,838,318	13,701,301
Other Operating Expenses	5,845,254	5,909,881
Business Margin	13,585,653	13,585,653
Extraordinary Income	0	0
Extraordinary Expenses	27,090	27,090
Income Before Taxes	13,558,563	13,558,563
Income Tax	0	0
Net Income	**13,558,563**	**13,558,563**

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 17.73	4.1 Net Income / Average Asset x 100 = 9.15
1.2 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 126.68	4.2 Net Income / Average Stockholders' Equity x 100 = 49.76
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 4.41	5.1 Current Assets / Deposits from the Public x 100 = 19.42
2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 3.70	5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 79.97
3. Management	
3.1 (Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 9.81	
3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 47.05	

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.110,427,481

Unofficial Convenience Translation

Balance at September, 2002 (in thousands of Bolivars)

Assets	Month Ended 9/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	166,381,855	184,428,657
Cash	16,379,304	16,379,304
Central Bank of Venezuela	67,699,163	67,699,163
Banks and other National Financial Institutions	1,462,833	1,462,833
Banks and Foreign Branches	50,369,951	68,161,325
Main Office and Branches	0	0
Short Term Negotiable Instruments	30,470,604	30,727,551
(Allowances for Current Assets Losses)	0	(1,519)
Investments in Financial Instruments	142,919,463	367,111,941
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	3,959,643	51,148,443
Investments in Financial Instruments to be Collected at Maturity	12,789,685	179,475,735
Investments in Other Financial Instruments	8,410,000	18,727,628
Restricted Liquidity Investments	117,760,135	117,760,135
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	340,253,237	341,076,519
Current Loans	339,969,356	340,822,794
Restructured Loans	2,709,165	2,709,165
Overdue Loans	10,525,494	10,525,494
Credits in Litigation	762,571	762,571
(Allowance for Loan Portfolio Losses)	(13,713,349)	(13,743,505)
Interest and Commissions Receivable	10,379,806	10,653,839
Revenues Receivable for Current Assets	14,371	14,371
Revenues Receivable for Investments in Financial Instruments	1,331,679	1,558,168
Revenues Receivable for Loan Portfolio	11,436,836	11,484,380
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,403,080)	(2,403,080)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	12,296,672	4,966,129
Holdings in Other Institutions	4,994,430	4,994,430
Investments in Foreign Branches and Offices	7,330,543	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	17,375,629	17,375,629
Durable Goods	21,702,347	21,702,347
Other Assets	16,253,904	16,266,238
Total Assets	**727,562,913**	**963,581,299**

Liabilities	Month Ended 9/30/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	405,764,635	637,372,538
Checking Account Deposits	202,419,989	302,961,733
Non-Interest Bearing Checking Accounts	104,365,443	104,365,443
Interest Bearing Checking Accounts	98,054,546	198,596,290
Other At-Sight Obligations	12,764,256	12,981,555
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	120,154,958	120,154,958
Time Deposits	60,800,297	125,623,905
Securities Issued by the Institution	0	0
Restricted Deposits	9,625,135	75,650,387
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	63,195,731	67,422,300
Obligations with National Financial Institutions for up to one year	63,023,223	63,023,223
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	60,224	4,286,793
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	112,284	112,284
Other Obligations due to Intermediation	1,960,871	1,960,871
Interest and Commissions Payable	26,467,876	26,541,503
Expenses Payable for Deposits from the Public	824,907	898,534
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	79,146	79,146
Expenses Payable for Other Obligations due to Intermediation	25,563,823	25,563,823
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	52,957,660	53,067,947
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**550,346,773**	**786,365,159**
Operations	24,788,659	24,788,659

Stockholder's Equity	Month Ended 9/30/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	31,790,761	31,790,761
Adjustments to Stockholder's Equity	0	0
Retained Earnings	51,565,969	51,565,969
Unrealized Gain or Loss	(315,145)	(315,145)
Treasury Shares	0	0
Total Net Worth	**152,427,481**	**152,427,481**
Total Liabilities and Stockholder's Equity	**727,562,913**	**963,581,299**
Contingent Debtor Accounts	270,576,706	270,576,706
Trust Assets	1,991,548,770	1,991,548,770
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,314,810,492	1,314,857,690
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	19,446,803	19,446,803
Deposits of Official Entities	12,231,577	12,231,577

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,128,775	2,843,763	0	0	0	3,972,538
Guaranty	0	1,734,770,302	0	0	0	1,734,770,302
Administration	5,895,014	244,587,835	132,081	239,315	1,951,685	252,805,930
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,023,789**	**1,982,201,900**	**132,081**	**239,315**	**1,951,685**	**1,991,548,770**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2002 – September 30, 2002 (in thousands of Bolivars)

Unofficial Translation

	3 Months Ended 9/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	35,546,831	36,455,845
Current Assets Income	845,141	882,219
Investments in Financial Instrument Income	5,429,415	6,291,414
Loan Portfolio Income	28,710,859	28,720,020
Other Accounts Receivable Income	391,335	391,856
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	170,081	170,336
Financial Expenses	8,906,319	9,355,888
Deposit Expense	8,453,105	8,870,718
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	428,717	428,717
Obligations due to Intermediation Expense	23,808	23,808
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	689	32,645
Gross Financial Margin	26,640,512	27,099,957
Recovery of Financial Assets Income	248,115	248,115
Non-Collectibility and Devaluation of Financial Assets Expenses	1,245,930	1,247,449
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,245,930	1,245,930
Devaluation of Financial Investments Expenses	0	1,519
Net Financial Margin	25,642,697	26,100,623
Transformation Express	18,007,124	18,166,856
Personnel Expenses	9,969,035	9,986,682
Operating Expenses	7,462,065	7,604,150
FOGADE Contributions	456,441	456,441
Superintendence of Banks Contributions	119,583	119,583
Intermediation Margin	7,635,573	7,933,767
Other Operating Income	25,958,288	25,730,207
Other Operating Expenses	8,777,762	8,847,875
Business Margin	24,816,099	24,816,099
Extraordinary Income	0	0
Extraordinary Expenses	27,440	27,440
Income Before Taxes	24,788,659	24,788,659
Income Tax	0	0
Net Income	**24,788,659**	**24,788,659**

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 24.36 1.2 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 109.93	4.1 Net Income / Average Asset x 100 = 15.81 4.2 Net Income / Average Stockholders' Equity x 100 = 69.73
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 3.87 2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 3.19	5.1 Current Assets / Deposits from the Public x 100 = 41,00 5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 41.98
3. Management	
3.1 (Personnel Expenses+Operating Expenses) x 100 = 14.36 3.2 Average Yielding Asset 3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 45.23	

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.72,595,574

Unofficial Convenience Translation

Balance at October, 2002 (in thousands of Bolivars)

Assets	Month Ended 10/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	163,077,528	183,594,013
Cash	16,959,741	16,959,741
Central Bank of Venezuela	81,431,119	81,431,119
Banks and other National Financial Institutions	743,531	743,531
Banks and Foreign Branches	40,349,547	60,699,408
Main Office and Branches	0	0
Short Term Negotiable Instruments	23,593,590	23,760,214
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	112,258,512	285,049,718
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	1,958,557	38,925,584
Investments in Financial Instruments to be Collected at Maturity	39,287,023	169,507,269
Investments in Other Financial Instruments	4,200,000	9,803,933
Restricted Liquidity Investments	66,812,932	66,812,932
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	344,567,516	349,600,285
Current Loans	344,488,844	349,550,667
Restructured Loans	2,684,219	2,684,219
Overdue Loans	9,977,435	9,977,435
Credits in Litigation	1,221,028	1,221,028
(Allowance for Loan Portfolio Losses)	(13,804,010)	(13,833,064)
Interest and Commissions Receivable	9,022,499	9,392,686
Revenues Receivable for Current Assets	33,896	33,896
Revenues Receivable for Investments in Financial Instruments	638,390	962,387
Revenues Receivable for Loan Portfolio	10,753,293	10,799,483
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,403,080)	(2,403,080)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	12,268,712	5,017,791
Holdings in Other Institutions	5,046,092	5,046,092
Investments in Foreign Branches and Offices	7,250,921	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	17,112,916	17,112,916
Durable Goods	22,062,685	22,062,685
Other Assets	20,673,075	20,699,845
Total Assets	**701,043,443**	**892,529,939**

Liabilities	Month Ended 10/31/2002 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	440,802,778	628,715,576
Checking Account Deposits	211,069,471	329,916,077
Non-Interest Bearing Checking Accounts	103,797,775	103,797,775
Interest Bearing Checking Accounts	107,271,696	226,118,302
Other At-Sight Obligations	15,493,764	15,750,093
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	117,736,142	117,736,142
Time Deposits	86,880,047	92,488,795
Securities Issued by the Institution	0	0
Restricted Deposits	9,623,354	72,824,469
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	38,463,182	41,152,064
Obligations with National Financial Institutions for up to one year	37,977,236	37,977,236
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	109,561	2,798,443
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	376,385	376,385
Other Obligations due to Intermediation	2,724,966	2,724,966
Interest and Commissions Payable	19,032,461	19,110,600
Expenses Payable for Deposits from the Public	1,127,165	1,205,304
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	57,606	57,606
Expenses Payable for Other Obligations due to Intermediation	17,847,690	17,847,690
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	52,360,904	53,167,581
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**553,384,291**	**744,870,787**
Operations	33,063,578	33,063,578

Stockholder's Equity	Month Ended 10/31/2002 Venezuela Operations	Month Ended 10/31/2002 Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	31,790,761	31,790,761
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,765,969	13,765,969
Unrealized Gain or Loss	(347,052)	(347,052)
Treasury Shares	0	0
Total Net Worth	**114,595,574**	**114,595,574**
Total Liabilities and Stockholder's Equity	**701,043,443**	**892,529,939**
Contingent Debtor Accounts	252,177,048	252,177,048
Trust Assets	1,936,419,427	1,936,419,427
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,174,605,517	1,174,610,272
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	21,986,480	21,986,480
Deposits of Official Entities	12,074,850	12,074,850

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,131,847	2,851,225	0	0	0	3,983,072
Guaranty	0	1,672,299,694	0	0	0	1,672,299,694
Administration	5,910,955	252,051,385	132,802	70,550	1,970,970	260,136,661
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**7,042,802**	**1,927,202,304**	**132,802**	**70,550**	**1,970,970**	**1,936,419,427**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2002 – October 31, 2002 (in thousands of Bolivars)

Unofficial Translation

	4 Months Ended 10/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	46,502,491	47,762,650
Current Assets Income	1,164,027	1,207,215
Investments in Financial Instrument Income	6,495,138	7,640,689
Loan Portfolio Income	38,024,592	38,087,280
Other Accounts Receivable Income	614,112	614,615
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	204,622	212,851
Financial Expenses	12,165,740	12,753,609
Deposit Expense	11,421,796	11,953,260
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	712,939	712,939
Obligations due to Intermediation Expense	28,808	28,808
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	2,197	58,602
Gross Financial Margin	34,336,751	35,009,041
Recovery of Financial Assets Income	316,970	316,970
Non-Collectibility and Devaluation of Financial Assets Expenses	1,336,591	1,336,591
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,336,591	1,336,591
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	33,317,130	33,989,420
Transformation Express	24,508,124	24,711,603
Personnel Expenses	13,139,246	13,168,997
Operating Expenses	10,600,846	10,774,574
FOGADE Contributions	608,588	608,588
Superintendence of Banks Contributions	159,444	159,444
Intermediation Margin	8,809,006	9,277,817
Other Operating Income	32,469,754	32,108,507
Other Operating Expenses	8,184,742	8,292,306
Business Margin	33,094,018	33,094,018
Extraordinary Income	0	0
Extraordinary Expenses	30,440	30,440
Income Before Taxes	33,063,578	33,063,578
Income Tax	0	0
Net Income	**33,063,578**	**33,063,578**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 16.54 Total Assets	4.1	Net Income x 100 = 11.46 Average Asset
1.2	Non-Yielding Assets x 100 = 176.40 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 68.77 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 3.81 Gross Loan Portfolio	5.1	Current Assets x 100 = 29.20 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 3.08 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 74.54 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 11.34		
3.2	Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 50.13 Financial Income		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.72,600,917

Unofficial Convenience Translation

Balance at 30 November, 2002 (in thousands of Bolivars)

Assets	Month Ended 11/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	150,062,197	150,909,462
Cash	17,341,797	17,341,797
Central Bank of Venezuela	74,183,486	74,183,486
Banks and other National Financial Institutions	1,339,900	1,339,900
Banks and Foreign Branches	13,994,319	14,524,717
Main Office and Branches	0	0
Short Term Negotiable Instruments	43,202,695	43,519,562
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	230,828,876	423,252,496
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	1,895,221	37,488,614
Investments in Financial Instruments to be Collected at Maturity	125,510,732	268,102,067
Investments in Other Financial Instruments	42,145,000	56,383,892
Restricted Liquidity Investments	61,277,923	61,277,923
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	353,812,217	358,335,450
Current Loans	357,479,944	362,045,056
Restructured Loans	3,139,041	3,139,041
Overdue Loans	5,560,441	5,560,441
Credits in Litigation	1,335,620	1,335,620
(Allowance for Loan Portfolio Losses)	(13,702,829)	(13,744,708)
Interest and Commissions Receivable	11,796,876	12,231,623
Revenues Receivable for Current Assets	78,217	78,217
Revenues Receivable for Investments in Financial Instruments	1,737,819	2,126,797
Revenues Receivable for Loan Portfolio	11,759,639	11,805,408
Commissions Receivable	506,000	506,000
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,284,799)	(2,284,799)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	12,058,641	5,064,535
Holdings in Other Institutions	5,092,836	5,092,836
Investments in Foreign Branches and Offices	6,994,106	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	17,779,457	17,779,457
Durable Goods	21,930,264	21,930,264
Other Assets	25,221,291	25,246,261
Total Assets	**823,489,819**	**1,014,749,548**

Liabilities	Month Ended 11/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	540,613,281	731,084,305
Checking Account Deposits	269,897,036	390,156,926
Non-Interest Bearing Checking Accounts	143,462,793	143,462,793
Interest Bearing Checking Accounts	126,434,243	246,694,133
Other At-Sight Obligations	16,884,431	17,910,359
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	124,855,506	124,855,506
Time Deposits	119,135,252	124,107,021
Securities Issued by the Institution	0	0
Restricted Deposits	9,841,056	74,054,493
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	53,203,245	53,291,401
Obligations with National Financial Institutions for up to one year	52,592,915	52,592,915
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	233,945	322,101
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	376,385	376,385
Other Obligations due to Intermediation	2,780,432	2,780,432
Interest and Commissions Payable	15,394,300	15,474,190
Expenses Payable for Deposits from the Public	2,217,864	2,297,754
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	105,386	105,386
Expenses Payable for Other Obligations due to Intermediation	13,071,050	13,071,050
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	60,675,059	61,295,718
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**672,666,317**	**863,926,046**
Operations	36,222,586	36,222,586

Stockholder's Equity	Month Ended 11/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	31,790,761	31,790,761
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,765,969	13,765,969
Unrealized Gain or Loss	(341,710)	(341,710)
Treasury Shares	0	0
Total Net Worth	**114,600,916**	**114,600,916**
Total Liabilities and Stockholder's Equity	**823,489,819**	**1,014,749,548**
Contingent Debtor Accounts	295,782,686	295,782,686
Trust Assets	1,836,445,311	1,836,445,311
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,037,114,914	1,037,119,730
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	22,959,006	22,959,006
Deposits of Official Entities	18,405,835	18,405,835

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,051,883	2,845,387	0	0	0	3,897,270
Guaranty	0	1,561,366,667	0	0	0	1,561,366,667
Administration	4,402,424	264,606,778	135,215	71,301	1,965,656	271,181,374
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**5,454,307**	**1,828,818,832**	**135,215**	**71,301**	**1,965,656**	**1,836,445,311**

Statement of Published Earnings for the Period from July 01, 2002 – November 30, 2002 (in thousands of Bolivars)

Unofficial Translation

	5 Months Ended 11/30/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	57,314,301	58,775,179
Current Assets Income	1,505,653	1,560,491
Investments in Financial Instrument Income	8,260,481	9,560,014
Loan Portfolio Income	46,601,320	46,698,756
Other Accounts Receivable Income	742,208	743,603
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	204,639	212,315
Financial Expenses	16,438,396	17,057,504
Deposit Expense	15,357,020	15,916,100
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	1,049,683	1,049,683
Obligations due to Intermediation Expense	28,808	28,808
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	2,885	62,913
Gross Financial Margin	40,875,905	41,717,675
Recovery of Financial Assets Income	461,043	461,043
Non-Collectibility and Devaluation of Financial Assets Expenses	1,427,251	1,442,029
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,427,251	1,442,029
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	39,909,697	40,736,689
Transformation Express	29,193,669	29,425,755
Personnel Expenses	15,357,724	15,393,404
Operating Expenses	12,875,906	13,072,312
FOGADE Contributions	760,735	760,735
Superintendence of Banks Contributions	199,304	199,304
Intermediation Margin	10,716,028	11,310,934
Other Operating Income	35,535,954	35,064,853
Other Operating Expenses	9,998,956	10,122,761
Business Margin	36,253,026	36,253,026
Extraordinary Income	0	0
Extraordinary Expenses	30,440	30,440
Income Before Taxes	36,222,586	36,222,586
Income Tax	0	0
Net Income	**36,222,586**	**36,222,586**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1 1.2	(Stockholders' Equity+Operations) x 100 = 11.29 Total Assets Non-Yielding Assets x 100 = 150.85 (Stockholders' Equity+Operations)	4.1 4.2	Net Income x 100 = 9.38 Average Asset Net Income x 100 = 60.27 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2	Allowance for Loan Portfolio Losses x 100 = 3.69 Gross Loan Portfolio Gross Immobilized Portfolio x 100 = 1.85 Gross Loan Portfolio	5.1 5.2	Current Assets x 100 = 20.64 Deposits from the Public (Current Assets+Investments in Negotiable Instruments) x 100 = 78.54 Deposits from the Public
3.	Management		
3.1 3.2 3.2	(Personnel Expenses+Operating Expenses) x 100 = 9.61 Average Yielding Asset (Personnel Expenses+Operating Expenses) x 100 = 48.43 Financial Income		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.115,584,823

Unofficial Convenience Translation

Balance at December 31, 2002 (in thousands of Bolivars)

Assets	6 Months Ended 12/31/2002		6 Months Ended 07/01/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	190,770,103	212,605,581	126,510,442	129,042,792
Cash	26,364,865	26,364,865	15,063,884	15,063,884
Central Bank of Venezuela	114,323,116	114,323,116	61,799,575	61,799,575
Banks and other National Financial Institutions	3,203,532	3,203,532	1,308,141	1,308,141
Banks and Foreign Branches	39,407,690	61,147,446	20,316,068	22,220,537
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	7,470,900	7,566,622	28,022,774	28,650,655
(Allowances for Current Assets Losses)	0	0	0	0
Investments in Financial Instruments	204,317,300	401,586,748	196,859,528	368,288,809
Investments in Negotiable Financial Instruments	0	0	0	0
Investments in Financial Instruments Available for Sale	1,877,901	60,522,974	40,904,628	113,711,811
Investments in Financial Instruments to be Collected at Maturity	73,183,407	208,222,194	40,105,351	130,013,739
Investments in Other Financial Instruments	9,759,000	13,344,588	2,500,000	11,213,710
Restricted Liquidity Investments	119,496,992	119,496,992	113,349,549	113,349,549
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	348,759,928	352,902,057	276,595,704	277,250,612
Current Loans	351,954,343	356,140,823	272,336,725	273,019,350
Restructured Loans	4,297,463	4,297,463	4,471,959	4,471,959
Overdue Loans	6,583,520	6,583,520	11,627,548	11,627,547
Credits in Litigation	1,271,218	1,271,218	4,337,472	4,337,472
(Allowance for Loan Portfolio Losses)	(15,346,616)	(15,390,967)	(16,178,000)	(16,205,716)
Interest and Commissions Receivable	10,969,834	11,310,912	8,923,276	9,063,456
Revenues Receivable for Current Assets	22,279	22,279	82,097	82,097
Revenues Receivable for Investments in Financial Instruments	539,092	880,170	879,468	984,371
Revenues Receivable for Loan Portfolio	11,670,718	11,670,718	11,531,883	11,567,160
Commissions Receivable	1,148,346	1,148,346	883,578	883,578
Revenues Receivable for Other Accounts Receivable	0	0	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,410,601)	(2,410,601)	(4,453,750)	(4,453,750)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	12,641,179	5,115,856	11,107,665	4,898,744
Holdings in Other Institutions	5,144,157	5,144,157	4,927,045	4,927,045
Investments in Foreign Branches and Offices	7,525,323	0	6,208,921	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)	(28,301)	(28,301)
Liquid Assets	17,612,591	17,612,591	16,438,837	16,438,837
Durable Goods	26,086,205	26,086,205	20,063,634	20,063,634
Other Assets	16,713,072	16,732,036	13,781,474	13,820,260
Total Assets	**827,870,212**	**1,043,951,986**	**670,280,560**	**838,867,144**

Liabilities	6 Months Ended 12/31/2002		6 Months Ended 07/01/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	571,854,701	786,817,710	399,641,993	568,033,694
Checking Account Deposits	246,511,578	386,559,438	185,812,175	307,852,838
Non-Interest Bearing Checking Accounts	119,124,055	119,124,055	119,176,968	119,176,968
Interest Bearing Checking Accounts	127,387,523	267,435,383	66,635,207	188,675,870
Other At-Sight Obligations	10,465,254	12,050,112	11,127,043	11,274,755
Obligations for *mesa de dinero* Operations	0	0	0	0
Savings Deposits	133,601,880	133,601,880	129,053,128	129,053,128
Time Deposits	170,649,082	175,190,404	64,317,526	68,323,490
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	10,626,907	79,415,876	9,332,121	51,529,483
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	25,516,203	25,987,899	10,948,876	10,948,916
Obligations with National Financial Institutions for up to one year	24,977,890	24,977,890	10,714,685	10,714,685
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	161,928	633,624	121,907	121,947
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	376,385	376,385	112,284	112,284
Other Obligations due to Intermediation	2,767,739	2,767,739	1,540,459	1,540,459
Interest and Commissions Payable	10,197,269	10,203,249	31,998,269	32,013,558
Expenses Payable for Deposits from the Public	3,021,933	3,027,913	1,288,142	1,303,431
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	77,283	77,283	65,398	65,398
Expenses Payable for Other Obligations due to Intermediation	7,098,053	7,098,053	30,644,729	30,644,729
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	59,949,477	60,590,566	52,258,127	52,437,681
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**670,285,389**	**886,367,163**	**496,387,724**	**664,974,308**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 12/31/2002		6 Months Ended 07/ 01/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	34,150,766	34,150,766	31,790,761	31,790,761
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	54,421,012	54,421,012	73,153,883	73,153,883
Unrealized Gain or Loss	(372,851)	(372,851)	(161,058)	(161,058)
Treasury Shares	0	0	(276,647)	(276,647)
Total Net Worth	**157,584,823**	**157,584,823**	**173,892,836**	**173,892,836**
Total Liabilities and Stockholder's Equity	**827,870,212**	**1,043,951,986**	**670,280,560**	**838,867,144**
Contingent Debtor Accounts	320,837,656	320,837,656	242,482,921	242,482,921
Trust Assets	1,938,701,654	1,938,701,654	1,838,542,353	1,838,542,353
Trust Charges	0	0	0	0
Debtor Accounts for other Trust Charges	0	0	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0	0	0
Other Debtor Accounts	962,522,854	962,527,954	1.016,504,439	1,016,504,439
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	23,733,495	23,733,495	16,344,373	16,344,373
Deposits of Official Entities	14,111,296	14,111,296	2,820,112	2,820,112

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,003,790	2,928,028	0	0	0	3,931,818
Guaranty	0	1,652,123,550	0	0	0	1,652,123,550
Administration	4,543,659	275,895,160	138,131	72,250	1,997,086	282,646,286
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**5,547,449**	**1,930,946,738**	**138,131**	**72,250**	**1,997,086**	**1,938,701,654**

Exemption Number 82-4422

Statement of Published Earnings for the Period from July 01, 2002 – December 31, 2002 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 12/31/2002		6 Months Ended 07/01/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	68,674,653	70,478,775	72,842,374	74,327,006
Current Assets Income	1,853,817	1,921,913	3,017,570	3,090,569
Investments in Financial Instrument Income	9,973,992	11,566,637	8,660,684	10,047,183
Loan Portfolio Income	55,852,177	55,985,952	60,134,922	60,156,304
Other Accounts Receivable Income	790,022	791,499	712,796	712,796
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Offices and Branches Income	0	0	0	0
Other Financial Income	204,645	212,774	316,402	320,154
Financial Expenses	21,923,331	22,638,197	18,108,394	18,715,849
Deposit Expense	20,631,031	21,282,326	14,205,689	14,793,898
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	1,259,576	1,259,576	3,437,904	3,437,904
Obligations due to Intermediation Expense	29,475	29,475	462,970	462,970
Subordinated Obligations Expense	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	3,249	66,820	1,831	21,077
Gross Financial Margin	46,751,322	47,840,578	54,733,980	55,611,157
Recovery of Financial Assets Income	461,043	461,043	390,926	390,926
Non-Collectibility and Devaluation of Financial Assets Expenses	1,870,692	1,886,342	2,766,566	2,766,566
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,870,692	1,886,342	2,766,566	2,766,566
Outstanding Accounts for Conciliation Expenses	0	0	0	0
Net Financial Margin	45,341,673	46,415,279	52,358,340	53,235,517
Other Operating Income	56,026,934	55,351,632	79,876,712	79,421,875
Other Operating Expenses	13,491,291	13,600,661	41,847,160	41,934,752
Intermediation Margin	87,877,316	88,166,250	90,387,892	90,722,640
Transformation Express	36,263,759	36,554,329	31,089,009	31,432,093
Personnel Expenses	19,903,573	19,949,757	19,144,700	19,169,027
Operating Expenses	15,208,139	15,452,525	11,090,180	11,408,937
FOGADE Contributions	912,882	912,882	649,755	649,755
Superintendence of Banks Contributions	239,165	239,165	204,374	204,374
Gross Operating Margin	51,613,557	51,611,921	59,298,883	59,290,547
Realizable Goods Income	789,235	789,235	648,154	648,154
Special Programs Income	0	0	0	0
Other Operative Income	2,868,265	2,933,085	753,248	807,535
Realizable Goods Expense	2,497,290	2,497,290	3,769,425	3,769,425
Depreciation, Amortization and devaluation of diverse assets Expenses	106,118	106,118	7,186	7,186
Other Operative Expenses	576,856	640,040	4,540,358	4,586,309
Net Operating Margin	52,090,793	52,090,793	52,383,316	52,383,316
Extraordinary Income	0	0	0	0
Extraordinary Expenses	30,440	30,440	42,000	42,000
Income before Taxes	52,060,353	52,060,353	52,341,316	52,341,316
Income Tax	4,141,788	4,141,788	2,569,963	2,569,963
Net Income	**47,918,565**	**47,918,565**	**49,771,353**	**49,771,353**

Net Income Allocation				
Legal Reserve	2,395,928	2,395,928	4,977,135	4,977,135
Statutory Dividends				
Board of Directors	4,014,782	4,014,782	4,273,797	4,273,797
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
LOSEP Contributions	415,079	415,079	405,204	405,204
Income for the Period	**41,507,855**	**41,507,855**	**40,520,421**	**40,520,421**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 15.10	4.1	Net Income / Average Asset x 100 = 10.18
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 185.98	4.2	Net Income / Average Stockholders' Equity x 100 = 57.82
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 4.18	5.1	Current Assets / Deposits from the Public x 100 = 27.02
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 2.13	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 78.06
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 10.22		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 50.23		

Summary Translation of Notice of Shareholders Meeting
Date: February 08, 2002
Publications: "El Universal" and "La Religión"

Shareholders are notified of First Semiannual Shareholders Meeting to be held February 25, 2002 and of the following matters to be decided at such meeting:

1 To consider and resolve about the accounts of the second semester of 2001, which will be presented by the Administrative Board, based on the report presented by the Directive Committee, financial statements of December 31, 2001 presented by external auditors and corresponding commissaries report, and of the participant companies in the authorized fusion by the Superintendence of Banks on resolution number 271.01 of December 26, 2001.

2 To consider and resolve about what is established on Letter B of Article 34 of the Document of Incorporation / by –laws, in accordance with Articles 45 and 46 of it, about appoint the Board of Directors and Directive Committee.

3 To consider and resolve about what is established on Letter H of Article 34 of the Document of Incorporation / by –Law, in accordance with Articles 45 and 46 of it and, in accordance what is established on Market Capital Law, about appoint the Commissaries and fix their salaries.

4 To consider and resolve about what is established on Ordinal XIII of Article 20 of the Document of Incorporation / by –Law of the Bank, in accordance with Letter I of Article 34 Ordinal II, and Article 42 of it, about cash dividends.

5 To consider about of capital increase of the Bank up to the amount of 42.000.000.000,00.

6 To consider and resolve about increase of capital authorized in amount of Bs. 84.000.000.000,00, that the Board of Directors can authorize by the term of two years, increases of the capital by issue of shares in the opportunities and amount that they decrees, everything according to the project that is at your service of the shareholders in the secretary of the Bank.

7 To consider and resolve, if the point 5 and 6 are approved, the modification of Article 4 of the Document of Incorporation / by –laws, everything according to the project that is at your service of the shareholders in the secretary of the Bank.

8 To consider and resolve about of modification Letter B of Article 42 Ordinal III, of the Document of Incorporation / by –Laws, everything according to the project that is at your service of the shareholders in the secretary of the Bank.

9 To consider and resolve about the destiny of 127.488 shares in treasury shares of the Bank, that have their origin in the fusion by absorsion of Soficredito Banco de Inversion , C.A and Sogecredito, C.A. de Arrendamiento Financiero on the part of the Bank, everything according to the project that is at your service of the shareholders in the secretary of the Bank.

Summary Translation of Minutes of the February 25, 2002
First Semiannual General Shareholders Meeting

The resolutions adopted during the February 25, 2002 First Semiannual General Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the second semester of 2001, based on the reports prepared by the Board of Directors and by the Bank's Statutory Auditors.

2. The re-election of José Rafael Lovera as Member of the Board of Directors and of the Management Committee, Agustín Gabaldón as Substitute Member of the Board of Directors and of the Management Committee, Ramón Abascal Alvarez as Member of the Board of Directors and, Luisa Urbano Berrizbeitia as Substitute Member of the Board of Directors.

3. The re-election of Aura Elena Agüero as Principal Statutory Auditor, Yadira Salcedo as Substitute Statutory Auditor, Juan Policastro as Principal Statutory Auditor and, Maigualida Cisneros as Substitute Statutory Auditor. The approved the fee paid each semester to the Bank's Principal Statutory Auditors to Bs 200,000.

4. The approved of the two Ordinary Dividends of Bs 10 each, to pay in March and June 2002 and, Three Extraordinary Dividends, to pay the first of Bs 1.00 per share at the moment of the issue of 9,465,768 shares from the stock dividend, to pay the register tax for the news share of 1%; the second dividend to pay before August 31, 2002 and The third dividend to pay after of to approve of the Financial Statements for the first semester 2002.

5. The approved of the Bs 4,732,884,000 capital increase through the issuance of 9,465,768 common shares, nominal value Bs 500 each, for a total capital, after giving effect to such increase, of 84,000,000 shares. This increase will be distributed as dividend to shareholders, with one new share for every six shares owned.

6. The approved of capital authorized increase in amount of Bs. 84.000.000.000,00.

7. The modification of Article 4 of the Document of Incorporation / by –laws, everything according to the project that is at your service of the shareholders in the secretary of the Bank.

8. The approved of modification Letter B of Article 42 Ordinal III, of the Document of Incorporation / by –Laws, everything according to the project that is at your service of the shareholders in the secretary of the Bank.

9. The approved of sell of 127.488 shares in treasury shares of the Bank, that have their origin in the fusion by absorbing Soficredito Banco de Inversion , C.A and Sogecredito, C.A. de Arrendamiento Financiero on the part of the Bank, at market value.

Summary Translation of Notice of Shareholders Meeting
Date: July 31, 2002
Publications: "El Universal" and "La Religión"

Shareholders are notified of Second Semiannual Shareholders Meeting to be held August 15, 2002 and of the following matters to be decided at such meeting:

1 To consider and resolve about the accounts of the first semester of 2002, which will be presented by the Administrative Board, based on the report presented by the Directive Committee, financial statements of June 30, 2002 presented by external auditors and corresponding commissaries report.

2 To fix the commissaries remuneration.

3 To consider and resolve about what is established on Ordinal XIII of Article 20 of the Document of Incorporation, in accordance with Letter I of Article 34 Ordinal II, and Article 42 of it, about cash dividends.

Summary Translation of Minutes of the August 15, 2002
Second Semiannual General Shareholders Meeting

The resolutions adopted during the August 15, 2002 Second Semiannual General Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the first semester of 2002, based on the reports prepared by the Board of Directors and by the Bank's Statutory Auditors.

2. The approved the fee paid each semester to the Bank's Principal Statutory Auditors to Bs 300,000.

3. The approved of the two Ordinary Dividends of Bs 10 each, to pay in September and December 2002 and, Two Extraordinary Dividends, to pay one before February 28, 2002 and the second dividend to pay after of to approve the Financial Statements for the second semester 2002.

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.115,589,499

Unofficial Convenience Translation

Balance at 31 Enero, 2003 (in thousands of Bolivars)

Assets	Month Ended 01/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	323,610,156	407,272,385
Cash	18,013,496	18,013,496
Central Bank of Venezuela	185,710,485	185,710,486
Banks and other National Financial Institutions	2,977,200	2,977,200
Banks and Foreign Branches	104,195,250	187,242,219
Main Office and Branches	0	0
Short Term Negotiable Instruments	12,713,725	13,328,984
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	96,399,435	245,066,251
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	1,787,111	47,904,689
Investments in Financial Instruments to be Collected at Maturity	16,125,733	80,575,271
Investments in Other Financial Instruments	4,320,000	42,419,700
Restricted Liquidity Investments	74,166,591	74,166,591
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	361,788,306	367,268,783
Current Loans	364,634,351	370,173,440
Restructured Loans	4,285,926	4,285,926
Overdue Loans	7,055,264	7,055,264
Credits in Litigation	1,250,041	1,250,041
(Allowance for Loan Portfolio Losses)	(15,437,276)	(15,495,888)
Interest and Commissions Receivable	9,399,898	9,838,452
Revenues Receivable for Current Assets	9,651	9,651
Revenues Receivable for Investments in Financial Instruments	269,685	708,239
Revenues Receivable for Loan Portfolio	11,531,163	11,531,163
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,410,601)	(2,410,601)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	15,354,377	5,156,688
Holdings in Other Institutions	5,184,989	5,184,989
Investments in Foreign Branches and Offices	10,197,689	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	17,161,274	17,161,274
Durable Goods	25,903,483	25,903,483
Other Assets	15,625,116	15,808,655
Total Assets	**865,242,045**	**1,093,475,971**

Liabilities	Month Ended 01/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	575,148,552	781,329,300
Checking Account Deposits	248,834,597	358,847,390
Non-Interest Bearing Checking Accounts	114,651,563	114,651,563
Interest Bearing Checking Accounts	134,183,034	244,195,827
Other At-Sight Obligations	63,696,877	64,126,118
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	122,949,336	122,949,336
Time Deposits	128,364,106	129,211,177
Securities Issued by the Institution	0	0
Restricted Deposits	11,303,636	106,195,279
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	12,287,063	33,519,111
Obligations with National Financial Institutions for up to one year	11,723,615	11,723,615
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	187,063	21,419,111
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	376,385	376,385
Other Obligations due to Intermediation	3,209,351	3,209,351
Interest and Commissions Payable	42,541,922	42,549,824
Expenses Payable for Deposits from the Public	3,289,275	3,297,177
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	68,804	68,804
Expenses Payable for Other Obligations due to Intermediation	39,183,843	39,183,843
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	66,009,426	66,822,654
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**699,196,314**	**927,430,240**
Operations	8,456,232	8,456,232

Stockholder's Equity	Month Ended 01/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	36,546,694	36,546,694
Adjustments to Stockholder's Equity	0	0
Retained Earnings	52,025,084	52,025,084
Unrealized Gain or Loss	(368,175)	(368,175)
Treasury Shares	0	0
Total Net Worth	**157,589,499**	**157,589,499**
Total Liabilities and Stockholder's Equity	**865,242,045**	**1,093,475,971**
Contingent Debtor Accounts	281,734,188	281,734,188
Trust Assets	2,443,136,821	2,443,136,821
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	826,919,406	826,926,145
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	24,013,960	24,013,960
Deposits of Official Entities	16,987,292	16,987,292

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,036,747	3,245,412	0	0	0	4,282,159
Guaranty	0	2,176,026,280	0	0	0	2,176,026,280
Administration	5,134,365	255,591,063	140,487	70,344	1,892,123	262,828,382
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**6,171,112**	**2,434,862,755**	**140,487**	**70,344**	**1,892,123**	**2,443,136,821**

Statement of Published Earnings for the Period from January 01, 2003 – January 31, 2003 (in thousands of Bolivars)

Unofficial Translation

	Month Ended 01/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	12,259,095	12,565,055
Current Assets Income	408,104	431,642
Investments in Financial Instrument Income	1,559,146	1,761,807
Loan Portfolio Income	10,268,634	10,319,641
Other Accounts Receivable Income	23,211	23,211
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	0	28,754
Financial Expenses	5,485,469	5,549,755
Deposit Expense	5,378,158	5,434,967
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	107,293	107,293
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	18	7,495
Gross Financial Margin	6,773,626	7,015,300
Recovery of Financial Assets Income	0	0
Non-Collectibility and Devaluation of Financial Assets Expenses	90,660	90,660
Non-Collectibility of Debts and other Accounts Receivable Expenses	90,660	90,660
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	6,682,966	6,924,640
Other Operative Income	47,525,432	47,363,736
Other Operative Expenses	39,883,874	39,890,234
Intermediation Margin	14,324,524	14,398,142
Transformation Express	5,538,857	5,608,915
Personnel Expenses	2,974,528	2,985,626
Operating Expenses	2,296,642	2,355,602
FOGADE Contributions	227,826	227,826
Superintendence of Banks Contributions	39,861	39,861
Gross Operating Margin	8,785,667	8,789,227
Realizable Goods Income	2,493	2,493
Special Programs Income	0	0
Other Operating Income	257,057	257,057
Realizable Goods Expense	464,314	464,314
Depreciation, Amortization and devaluation of diverse assets Expenses	9,571	9,571
Other Operating Expenses	115,100	118,660
Business Margin	8,456,232	8,456,232
Extraordinary Income	0	0
Extraordinary Expenses	0	0
Income Before Taxes	8,456,232	8,456,232
Income Tax	0	0
Net Income	**8,456,232**	**8,456,232**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1 1.2	(Stockholders' Equity+Operations) x 100 = 14.41 Total Assets Non-Yielding Assets x 100 = 292.50 (Stockholders' Equity+Operations)	4.1 4.2	Net Income x 100 = 11.33 Average Asset Net Income x 100 = 71.60 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2	Allowance for Loan Portfolio Losses x 100 = 4.05 Gross Loan Portfolio Gross Immobilized Portfolio x 100 = 2.17 Gross Loan Portfolio	5.1 5.2	Current Assets x 100 = 52.13 Deposits from the Public (Current Assets+Investments in Negotiable Instruments) x 100 = 83.49 Deposits from the Public
3.	Management		
3.1 3.2 3.2	(Personnel Expenses+Operating Expenses) x 100 = 11.72 Average Yielding Asset (Personnel Expenses+Operating Expenses) x 100 = 42.51 Financial Income		

Venezolano de Crédito, S.A. Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.77,794,671

Unofficial Convenience Translation

Balance at February 28, 2003 (in thousands of Bolivars)

Assets	Month Ended 02/28/2003 Venezuela Operations	Month Ended 02/28/2003 Consolidated with Foreign Branches and Offices
Current Assets	257,967,236	339,808,814
Cash	15,153,610	15,153,610
Central Bank of Venezuela	133,623,828	133,623,828
Banks and other National Financial Institutions	3,071,089	3,071,089
Banks and Foreign Branches	84,580,096	166,263,062
Main Office and Branches	0	0
Short Term Negotiable Instruments	21,538,613	21,697,225
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	77,328,720	183,371,075
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	1,750,595	30,753,271
Investments in Financial Instruments to be Collected at Maturity	14,862,109	84,792,151
Investments in Other Financial Instruments	4,695,000	11,804,637
Restricted Liquidity Investments	56,021,016	56,021,016
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	375,454,020	380,191,304
Current Loans	377,943,064	382,730,926
Restructured Loans	4,274,078	4,274,078
Overdue Loans	7,423,212	7,423,212
Credits in Litigation	1,341,603	1,341,603
(Allowance for Loan Portfolio Losses)	(15,527,937)	(15,578,515)
Interest and Commissions Receivable	9,260,281	9,574,842
Revenues Receivable for Current Assets	72,445	72,445
Revenues Receivable for Investments in Financial Instruments	232,021	546,582
Revenues Receivable for Loan Portfolio	11,366,416	11,366,416
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,410,601)	(2,410,601)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,074,636	5,175,096
Holdings in Other Institutions	5,203,397	5,203,397
Investments in Foreign Branches and Offices	8,899,540	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	16,186,876	16,186,876
Durable Goods	25,761,143	25,761,143
Other Assets	17,957,316	18,102,725
Total Assets	**793,990,228**	**978,171,875**

Liabilities	Month Ended 02/28/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	580,526,407	760,505,283
Checking Account Deposits	287,004,987	372,563,807
Non-Interest Bearing Checking Accounts	128,117,859	128,117,859
Interest Bearing Checking Accounts	158,887,128	244,445,948
Other At-Sight Obligations	18,215,356	18,727,116
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	129,006,748	129,006,748
Time Deposits	134,647,320	136,929,911
Securities Issued by the Institution	0	0
Restricted Deposits	11,651,996	103,277,701
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	20,444,068	23,952,477
Obligations with National Financial Institutions for up to one year	19,509,355	19,509,355
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	356,068	3,864,477
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	578,645	578,645
Other Obligations due to Intermediation	3,916,224	3,916,224
Interest and Commissions Payable	11,522,495	11,529,314
Expenses Payable for Deposits from the Public	4,019,254	4,026,073
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	72,549	72,549
Expenses Payable for Other Obligations due to Intermediation	7,430,692	7,430,692
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for	0	0

Other Liabilities	45,905,145	46,592,688
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**662,314,339**	**846,495,986**
Operations	11,881,218	11,881,218

Stockholder's Equity	Month Ended 02/28/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	36,546,694	36,546,694
Adjustments to Stockholder's Equity	0	0
Retained Earnings	14,225,084	14,225,084
Unrealized Gain or Loss	(363,003)	(363,003)
Treasury Shares	0	0
Total Net Worth	**119,794,671**	**119,794,671**
Total Liabilities and Stockholder's Equity	**793,990,228**	**978,171,875**
Contingent Debtor Accounts	227,450,807	227,450,807
Trust Assets	2,130,184,556	2,130,184,556
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	841,825,302	841,831,117
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	23,605,996	23,605,996
Deposits of Official Entities	8,689,211	8,689,211

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,027,061	2,664,797	0	0	0	3,691,858
Guaranty	0	1,861,496,899	0	0	0	1,861,496,899
Administration	3,052,574	259,791,270	143,445	71,749	1,936,761	264,995,799
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**4,079,635**	**2,123,952,966**	**143,445**	**71,749**	**1,936,761**	**2,130,184,556**

Statement of Published Earnings for the Period from February 1, 2003 – February 28, 2003 (in thousands of Bolivars)

Unofficial Translation

	Month Ended 02/28/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	23,383,785	23,812,597
Current Assets Income	812,940	849,608
Investments in Financial Instrument Income	1,822,091	2,105,649
Loan Portfolio Income	20,663,867	20,747,641
Other Accounts Receivable Income	84,887	84,887
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	0	24,813
Financial Expenses	9,343,966	9,432,432
Deposit Expense	9,188,882	9,270,896
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	155,066	155,066
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	18	6,470
Gross Financial Margin	14,039,819	14,380,165
Recovery of Financial Assets Income	0	0
Non-Collectibility and Devaluation of Financial Assets Expenses	181,321	181,321
Non-Collectibility of Debts and other Accounts Receivable Expenses	181,321	181,321
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	13,858,498	14,198,844
Other Operative Income	26,428,737	26,306,340
Other Operative Expenses	16,186,966	16,224,901
Intermediation Margin	24,100,269	24,280,283
Transformation Express	11,677,329	11,837,034
Personnel Expenses	5,554,665	5,573,817
Operating Expenses	5,520,370	5,660,923
FOGADE Contributions	455,706	455,706
Superintendence of Banks Contributions	146,588	146,588
Gross Operating Margin	12,422,940	12,443,249
Realizable Goods Income	25,464	25,464
Special Programs Income	0	0
Other Operating Income	439,078	439,078
Realizable Goods Expense	742,626	742,626
Depreciation, Amortization and devaluation of diverse assets Expenses	19,142	19,142
Other Operating Expenses	212,496	232,805
Business Margin	11,913,218	11,913,218
Extraordinary Income	0	0
Extraordinary Expenses	32,000	32,000
Income Before Taxes	11,881,218	11,881,218
Income Tax	0	0
Net Income	**11,881,218**	**11,881,218**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 13.46 Total Assets	4.1	Net Income x 100 = 8.15 Average Asset
1.2	Non-Yielding Assets x 100 = 316.50 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 58.04 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 3.94 Gross Loan Portfolio	5.1	Current Assets x 100 = 44.68 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 2.21 Gross Loan Portfolio	5.2	(Current Assets+Investments ing Negotiable Instruments) x 100 = 68.79 Deposits from the Public
3.	Management		
3.1 3.2	(Personnel Expenses+Operating Expenses) x 100 = 12.23 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 47.18 Financial Income		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.76,196,455

Unofficial Convenience Translation

Balance at 31 March, 2003 (in thousands of Bolivars)

Assets		Month Ended 03/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets		149,313,330	153,645,503
Cash		15,086,470	15,086,470
Central Bank of Venezuela		100,490,981	100,490,981
Banks and other National Financial	Institutions	3,902,202	3,902,202
Banks and Foreign Branches		9,891,678	14,074,023
Main Office and Branches		0	0
Short Term Negotiable Instruments		19,941,999	20,091,827
(Allowances for Current Assets Losses)		0	0
Investments in Financial Instruments		194,546,371	314,753,431
Investments in Negotiable Financial	Instruments	0	0
Investments in Financial Instruments	Available for Sale	7,218,538	36,287,044
Investments in Financial Instruments to be	Collected at Maturity	108,382,817	199,122,371
Investments in Other Financial Instruments		2,900,000	3,299,000
Restricted Liquidity Investments		76,045,016	76,045,016
(Allowance for Investments in Financial	Instruments Losses)	0	0
Loan Portfolio		358,200,970	362,919,296
Current Loans		359,038,641	363,808,350
Restructured Loans		4,130,274	4,130,274
Overdue Loans		9,291,453	9,291,453
Credits in Litigation		1,739,699	1,739,699
(Allowance for Loan Portfolio Losses)		(15,999,097)	(16,050,480)
Interest and Commissions Receivable		9,469,326	9,798,841
Revenues Receivable for Current Assets		8,897	8,897
Revenues Receivable for Investments in	Financial Instruments	1,088,114	1,417,629
Revenues Receivable for Loan Portfolio		11,026,616	1,026,616
Commissions Receivable		0	0
Revenues Receivable for Other Accounts	Receivable	0	0
(Allowance for Revenues Receivable for	Loan Portfolio and Others)	(2,654,301)	(2,654,301)
Investments in Subsidiaries, Affiliates,	Foreign Branches and Offices	14,229,685	5,207,726
Holdings in Other Institutions		5,236,027	5,236,027
Investments in Foreign Branches and	Offices	9,021,959	0
(Allowance for Investments in Subsidiaries, Offices Losses)	Affiliates and Foreign Branches and	(28,301)	(28,301)
Liquid Assets		15,781,061	15,781,061
Durable Goods		26,094,537	26,094,537
Other Assets		19,019,685	19,181,704
Total Assets		**786,654,965**	**907,382,099**

Liabilities	Month Ended 03/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	576,695,603	695,679,045
Checking Account Deposits	298,348,379	326,851,518
Non-Interest Bearing Checking Accounts	135,742,422	135,742,422
Interest Bearing Checking Accounts	162,605,957	191,109,096
Other At-Sight Obligations	21,460,754	21,525,498
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	123,316,800	123,316,800
Time Deposits	120,912,711	126,395,362
Securities Issued by the Institution	0	0
Restricted Deposits	12,656,959	97,589,867
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	17,140,197	18,274,188
Obligations with National Financial Institutions for up to one year	16,438,522	16,438,522
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	123,030	1,257,021
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	578,645	578,645
Other Obligations due to Intermediation	2,364,356	2,364,356
Interest and Commissions Payable	9,292,001	9,298,672
Expenses Payable for Deposits from the Public	3,936,060	3,942,731
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	78,296	78,296
Expenses Payable for Other Obligations due to Intermediation	5,277,645	5,277,645
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for	0	0

Other Liabilities	45,458,906	46,061,936
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**650,951,063**	**771,678,197**
Operations	17,507,447	17,507,447

Stockholder's Equity	Month Ended 03/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	36,546,694	36,546,694
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,385,084	13,385,084
Unrealized Gain or Loss	(1,121,219)	(1,121,219)
Treasury Shares	0	0
Total Net Worth	**118,196,455**	**118,196,455**
Total Liabilities and Stockholder's Equity	**786,654,965**	**907,382,099**
Contingent Debtor Accounts	227,367,550	227,367,550
Trust Assets	2,135,395,613	2,135,395,613
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	796,963,956	796,969,772
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	25,201,189	25,201,189
Deposits of Official Entities	7,676,689	7,676,689

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,029,519	2,823,057	0	0	0	3,852,577
Guaranty	0	1,862,368,666	0	0	0	1,862,368,666
Administration	3,385,806	264,123,554	146,284	72,913	1,445,814	269,174,370
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**4,415,325**	**2,129,315,277**	**146,284**	**72,913**	**1,445,814**	**2,135,395,613**

Statement of Published Earnings for the Period from March 01, 2003 – March 31, 2003 (in thousands of Bolivars)

Unofficial Translation

	Month Ended 03/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	35,457,258	36,274,771
Current Assets Income	1,123,210	1,165,183
Investments in Financial Instrument Income	2,945,391	3,568,329
Loan Portfolio Income	31,106,800	31,234,589
Other Accounts Receivable Income	222,795	222,795
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	59,062	83,875
Financial Expenses	12,910,942	13,030,603
Deposit Expense	12,712,525	12,825,733
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	198,400	198,400
Obligations due to Intermediation Expense	0	0
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	18	6,470
Gross Financial Margin	22,546,316	23,244,168
Recovery of Financial Assets Income	137,710	137,710
Non-Collectibility and Devaluation of Financial Assets Expenses	881,982	882,786
Non-Collectibility of Debts and other Accounts Receivable Expenses	881,982	882,786
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	21,802,044	22,499,092
Other Operative Income	28,552,427	28,169,665
Other Operative Expenses	14,860,021	14,933,839
Intermediation Margin	35,494,450	35,734,918
Transformation Express	17,248,578	17,468,737
Personnel Expenses	8,361,020	8,389,748
Operating Expenses	7,984,035	8,175,466
FOGADE Contributions	683,640	683,640
Superintendence of Banks Contributions	219,883	219,883
Gross Operating Margin	18,245,872	18,266,181
Realizable Goods Income	101,714	101,714
Special Programs Income	0	0
Other Operating Income	723,941	723,941
Realizable Goods Expense	1,178,050	1,178,050
Depreciation, Amortization and devaluation of diverse assets Expenses	28,713	28,713
Other Operating Expenses	295,167	315,476
Business Margin	17,569,597	17,569,597
Extraordinary Income	0	0
Extraordinary Expenses	62,150	62,150
Income Before Taxes	17,507,447	17,507,447
Income Tax	0	0
Net Income	**17,507,447**	**17,507,447**

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	$\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \text{ x } 100 = 17.25$	4.1	$\frac{\text{Net Income}}{\text{Average Asset}} \text{ x } 100 = 8.56$
1.2	$\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \text{ x } 100 = 131.14$	4.2	$\frac{\text{Net Income}}{\text{Average Stockholders' Equity}} \text{ x } 100 = 50.64$
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	$\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}} \text{ x } 100 = 4.28$	5.1	$\frac{\text{Current Assets}}{\text{Deposits from the Public}} \text{ x } 100 = 25.89$
2.2	$\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \text{ x } 100 = 2.95$	5.2	$\frac{\text{(Current Assets+Investments in Negotiable Instruments)}}{\text{Deposits from the Public}} \text{ x } 100 = 27.14$
3.	Management		
3.1 3.2	$\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Average Yielding Asset}} \text{ x } 100 = 12.02$		
3.2	$\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Financial Income}} \text{ x } 100 = 46.10$		

Exemption Number 82-4422

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.77,165,145

Unofficial Convenience Translation

Balance at 30 April, 2003 (in thousands of Bolivars)

Assets	Month Ended 04/30/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	149,515,159	155,262,026
Cash	13,967,074	13,967,074
Central Bank of Venezuela	108,837,604	108,837,604
Banks and other National Financial Institutions	3,278,792	3,278,792
Banks and Foreign Branches	2,437,674	8,111,968
Main Office and Branches	0	0
Short Term Negotiable Instruments	20,994,015	21,066,588
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	265,702,656	380,648,180
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	8,369,265	37,357,275
Investments in Financial Instruments to be Collected at Maturity	178,107,175	232,144,689
Investments in Other Financial Instruments	22,450,000	54,370,000
Restricted Liquidity Investments	56,776,216	56,776,216
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	306,377,868	311,095,051
Current Loans	308,004,276	312,772,841
Restructured Loans	4,101,207	4,101,207
Overdue Loans	8,940,556	8,940,556
Credits in Litigation	1,420,592	1,420,592
(Allowance for Loan Portfolio Losses)	(16,088,763)	(16,140,145)
Interest and Commissions Receivable	7,658,562	7,919,140
Revenues Receivable for Current Assets	2,651	2,651
Revenues Receivable for Investments in Financial Instruments	2,226,491	2,487,069
Revenues Receivable for Loan Portfolio	8,083,659	8,083,659
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,654,239)	(2,654,239)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,263,893	5,237,428
Holdings in Other Institutions	5,265,729	5,265,729
Investments in Foreign Branches and Offices	9,026,465	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	15,359,484	15,359,484
Durable Goods	26,009,382	26,009,382
Other Assets	14,518,717	14,697,861
Total Assets	**799,405,721**	**916,228,552**

Liabilities	Month Ended 04/30/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	593,040,546	708,863,985
Checking Account Deposits	326,086,424	350,462,209
Non-Interest Bearing Checking Accounts	150,282,935	150,282,935
Interest Bearing Checking Accounts	175,803,489	200,179,274
Other At-Sight Obligations	49,742,330	49,804,691
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	124,038,568	124,038,568
Time Deposits	79,887,761	86,004,014
Securities Issued by the Institution	0	0
Restricted Deposits	13,285,463	98,554,503
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	16,605,205	17,019,588
Obligations with National Financial Institutions for up to one year	15,406,346	15,406,346
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	624,908	1,039,291
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	573,951	573,951
Other Obligations due to Intermediation	54,492	54,492
Interest and Commissions Payable	3,639,229	3,645,714
Expenses Payable for Deposits from the Public	1,145,938	1,152,423
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	73,996	73,996
Expenses Payable for Other Obligations due to Intermediation	2,419,295	2,419,295
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for	0	0

Other Liabilities	42,793,599	43,372,123
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**656,133,071**	**772,955,902**
Operations	24,107,504	24,107,504

Stockholder's Equity	Month Ended 04/30/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	36,546,694	36,546,694
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,385,084	13,385,084
Unrealized Gain or Loss	(152,528)	(152,528)
Treasury Shares	0	0
Total Net Worth	**119,165,146**	**119,165,146**
Total Liabilities and Stockholder's Equity	**799,405,721**	**916,228,552**
Contingent Debtor Accounts	179,651,663	179,651,663
Trust Assets	2,138,305,249	2,138,305,249
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	976,277,507	976,283,323
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	24,803,728	24,803,728
Deposits of Official Entities	7,937,306	7,937,306

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,036,472	2,691,795	0	0	0	3,728,267
Guaranty	0	1,862,757,628	0	0	0	1,862,757,628
Administration	3,201,360	266,965,835	148,432	73,894	1,429,833	271,819,354
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**4,237,832**	**2,132,415,258**	**148,432**	**73,894**	**1,429,833**	**2,138,305,249**

Exemption Number 82-4422

Statement of Published Earnings for the Period from January 01, 2003 – April 30, 2003 (in thousands of Bolivars)

Unofficial Translation

	04 Months Ended 04/30/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	47,744,776	48,733,392
Current Assets Income	1,353,293	1,407,910
Investments in Financial Instrument Income	6,285,923	7,024,723
Loan Portfolio Income	39,670,306	39,840,692
Other Accounts Receivable Income	350,504	350,504
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	84,750	109,563
Financial Expenses	15,660,006	15,808,449
Deposit Expense	15,404,089	15,546,080
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	235,531	235,531
Obligations due to Intermediation Expense	18,444	18,444
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	1,942	8,394
Gross Financial Margin	32,084,770	32,924,943
Recovery of Financial Assets Income	187,240	187,240
Non-Collectibility and Devaluation of Financial Assets Expenses	972,642	973,446
Non-Collectibility of Debts and other Accounts Receivable Expenses	972,642	973,446
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	31,299,368	32,138,737
Other Operative Income	30,908,645	30,481,399
Other Operative Expenses	14,059,455	14,167,037
Intermediation Margin	48,148,558	48,453,099
Transformation Express	23,101,681	23,382,296
Personnel Expenses	11,411,421	11,449,725
Operating Expenses	10,485,563	10,727,874
FOGADE Contributions	911,520	911,520
Superintendence of Banks Contributions	293,177	293,177
Gross Operating Margin	25,046,877	25,070,803
Realizable Goods Income	179,873	179,873
Special Programs Income	0	0
Other Operating Income	1,022,504	1,022,514
Realizable Goods Expense	1,591,365	1,591,365
Depreciation, Amortization and devaluation of diverse assets Expenses	38,284	38,284
Other Operating Expenses	378,064	402,000
Business Margin	24,241,541	24,241,541
Extraordinary Income	0	0
Extraordinary Expenses	134,037	134,037
Income Before Taxes	24,107,504	24,107,504
Income Tax	0	0
Net Income	**24,107,504**	**24,107,504**

Financial Ratios

No.	Ratio	No.	Ratio
1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 17.92 Total Assets	4.1	Net Income x 100 = 7.85 Average Asset
1.2	Non-Yielding Assets x 100 = 155.90 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 52.27 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 4.99 Gross Loan Portfolio	5.1	Current Assets x 100 = 25.21 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 1.92 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 70.02 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 9.90		
3.2	Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 45.86 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.80,003,846

Unofficial Convenience Translation

Balance at May 31, 2003 (in thousands of Bolivars)

Assets	Month Ended 5/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	131,729,682	136,015,377
Cash	12,060,874	12,060,874
Central Bank of Venezuela	89,746,752	89,746,752
Banks and other National Financial Institutions	217,634	217,634
Banks and Foreign Branches	5,075,140	9,199,950
Main Office and Branches	0	0
Short Term Negotiable Instruments	24,629,282	24,790,167
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	319,926,125	426,473,616
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	10,995,174	40,077,109
Investments in Financial Instruments to be Collected at Maturity	262,349,334	334,765,791
Investments in Other Financial Instruments	5,050,000	10,099,099
Restricted Liquidity Investments	41,531,617	41,531,617
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	303,266,616	308,004,600
Current Loans	305,677,762	310,467,128
Restructured Loans	4,119,925	4,119,925
Overdue Loans	8,087,204	8,087,204
Credits in Litigation	1,561,148	1,561,148
(Allowance for Loan Portfolio Losses)	(16,179,423)	(16,230,805)
Interest and Commissions Receivable	6,649,092	6,943,833
Revenues Receivable for Current Assets	48,438	48,438
Revenues Receivable for Investments in Financial Instruments	2,404,863	2,699,604
Revenues Receivable for Loan Portfolio	6,850,030	6,850,030
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,654,239)	(2,654,239)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,404,112	5,258,241
Holdings in Other Institutions	5,286,542	5,286,542
Investments in Foreign Branches and Offices	9,145,871	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	14,665,707	14,665,707
Durable Goods	25,958,819	25,958,819
Other Assets	15,775,725	15,972,831
Total Assets	**832,375,878**	**939,293,024**

Liabilities	Month Ended 5/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	618,302,997	719,071,016
Checking Account Deposits	349,269,370	374,548,004
Non-Interest Bearing Checking Accounts	162,929,912	162,929,912
Interest Bearing Checking Accounts	186,339,458	211,618,092
Other At-Sight Obligations	42,282,993	42,450,433
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	123,570,750	123,570,750
Time Deposits	89,561,114	94,011,643
Securities Issued by the Institution	0	0
Restricted Deposits	13,618,770	84,490,186
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	15,952,058	21,380,221
Obligations with National Financial Institutions for up to one year	14,363,302	14,363,302
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	1,014,805	6,442,968
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	573,951	573,951
Other Obligations due to Intermediation	54,492	54,492
Interest and Commissions Payable	1,238,015	1,244,499
Expenses Payable for Deposits from the Public	595,394	601,878
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	72,571	72,571
Expenses Payable for Other Obligations due to Intermediation	570,050	570,050
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	44,823,033	45,537,513
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**680,370,595**	**787,287,741**
Operations	30,001,437	30,001,437

Stockholder's Equity	Month Ended 5/31/2003 Venezuela Operations	Month Ended 5/31/2003 Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	36,546,694	36,546,694
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,385,084	13,385,084
Unrealized Gain or Loss	2,686,172	2,686,172
Treasury Shares	0	0
Total Net Worth	**122,003,846**	**122,003,846**
Total Liabilities and Stockholder's Equity	**832,375,878**	**939,293,024**
Contingent Debtor Accounts	156,692,404	156,692,404
Trust Assets	2,144,349,753	2,144,349,753
Trust Charges	0	0
Debtor Accounts for other Trust Charges	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,053,396,094	1,053,401,909
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	22,096,303	22,096,303
Deposits of Official Entities	4,820,946	4,820,946
Current Loans Adapted to Resolution number 056.03	13,594,724	13,594,724
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,052,087	2,690,817	0	0	0	3,742,905
Guaranty	0	1,862,640,420	0	0	0	1,862,640,420
Administration	3,380,519	272,506,340	150,008	1,854,920	74,641	277,966,428
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**4,432,606**	**2,137,837,578**	**150,008**	**1,854,920**	**74,641**	**2,144,349,753**

Statement of Published Earnings for the Period from January 01, 2003 – May 31, 2003 (in thousands of Bolivars)

Unofficial Translation

	5 Months Ended 5/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	59,192,129	60,389,637
Current Assets Income	1,613,769	1,673,282
Investments in Financial Instrument Income	9,914,522	10,813,302
Loan Portfolio Income	47,120,076	47,334,479
Other Accounts Receivable Income	459,012	459,012
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	84,750	109,563
Financial Expenses	17,135,787	17,307,580
Deposit Expense	16,841,394	17,006,734
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	263,719	263,719
Obligations due to Intermediation Expense	28,477	28,477
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	2,197	8,650
Gross Financial Margin	42,056,342	43,082,057
Recovery of Financial Assets Income	187,240	187,240
Non-Collectibility and Devaluation of Financial Assets Expenses	1,063,302	1,064,107
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,063,302	1,064,107
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	41,180,280	42,205,190
Other Operative Income	32,706,023	32,254,194
Other Operative Expenses	14,038,846	14,159,338
Intermediation Margin	59,847,457	60,300,046
Transformation Express	28,855,438	29,280,285
Personnel Express	14,369,313	14,433,816
Operating Expenses	12,980,254	13,340,598
FOGADE Contributions	1,139,400	1,139,400
Superintendence of Banks Contributions	366,471	366,471
Gross Operating Margin	30,992,019	31,019,761
Realizable Goods Income	327,093	327,093
Special Programs Income	0	0
Other Operating Income	1,258,069	1,258,123
Realizable Goods Expense	1,881,945	1,881,945
Depreciation, Amortization and devaluation of diverse assets Expenss	47,855	47,855
Other Operating Expenses	481,907	509,703
Business Margin	30,165,474	30,165,474
Extraordinary Income	0	0
Extraordinary Expenses	164,037	164,037

Income Before Taxes	30,001,437	30,001,437
Income Tax	0	0
Net Income	**30,001,437**	**30,001,437**

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 18.26	4.1 Net Income / Average Asset x 100 = 7.67
1.2 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 134.48	4.2 Net Income / Average Stockholders' Equity x 100 = 51.51
2. Banking Solvency and Assets' Quality	**5. Liquidity**
2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 5.06	5.1 Current Assets / Deposits from the Public x 100 = 21.31
2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 3.02	5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 73.05
3. Management	
3.1 (Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 9.52	
3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 46.20	

Summary Translation of Notice of Shareholders Meeting
Date: January 28, 2003
Publications: "El Universal" and "La Religión"

Shareholders are notified of First Semiannual Shareholders Meeting to be held on February 12, 2003 and of the following matters to be decided at such meeting:

1. To consider and resolve about the accounts of Second Semester of 2002, that will be presented by the administrative board, based on the report presented by the directive committee, financial statements of December 31,2002 presented by external auditors and corresponding commissaries report.

2. To consider and resolve about what is established on Letter B of Article 34 of the Document of Incorporation / By-Laws, in accordance with articles 11, 12 and13 of it, about appoint the Board of Directors and Directive Committee.

3. To consider and resolve about what is established on Letter H of Article 34 of the Document of Incorporation / By-Laws, in accordance with articles 45 and 46 of it, in accordance what is established on Market Capital Law, about appoint the Commissaries and Fix their salaries.

4. To consider and resolve about what is established or ordinal XIII of article 20 of the Document of Incorporation, in accordance with Letter I of Article 34, Ordinal II, and Article 42 of it, about cash Dividends.

Summary Translation of Minutes of the February 12, 2003
First Semiannual General Shareholders Meeting

The resolutions adopted during the February 12, 2003 First Semiannual General Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the second semester of 2002, based on the reports prepared by the Board of Directors and by the Bank's Statutory Auditors.

2. The re-election of Olga M. Berrizbeitia as Member of the Board of Directors and of the Management Committee and Joaquín Urbano as Substitute Member of the Board of Directors and of the Management Committee, Ramón Abascal Alvarez as Member of the Board of Directors and, Luisa Urbano Berrizbeitia as Substitute Member of the Board of Directors.

3. The re-election of Aura Elena Agüero as Principal Statutory Auditor, Yadira Salcedo as Substitute Statutory Auditor, Juan Policastro as Principal Statutory Auditor and, Maigualida Cisneros as Substitute Statutory Auditor. The approved the fee paid each semester to the Bank's Principal Statutory Auditors to Bs 300,000.

4. The approved of the two Ordinary Dividends of Bs 10 each, to pay in March and June 2003 and, Three Extraordinary Dividends, to pay the first of Bs 50.00 per share to pay before February 28, 2003; the second dividend to pay before August 31, 2003 and the third dividend to pay after of to approve of the Financial Statements for the first semester 2003.